As filed with the Securities and Exchange Commission on June 26, 2015

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5 rue Guillaume Kroll
L-1882, Luxembourg
Tel: + 352 48 18 28 1

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Globant, LLC
875 Howard Street, Suite 320
San Francisco, CA 94103
Attn: Andrés Angelani
Tel: +1 877 798 8104 ext. 28127

(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Christopher C. Paci DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 (212) 335-4500	S. Todd Crider Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, nominal value $1.20 per share	$125,000,000	$14,525

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the U.S. Securities Act of 1933, as amended.
(2)	Includes common shares subject to the underwriters’ option to purchase additional common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated June 26, 2015

     Common Shares

Common Shares

The selling shareholders named in this prospectus are selling a total of      common shares. Globant S.A. will not receive any proceeds from the sale of common shares to be offered by the selling shareholders.

Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “GLOB.” On June 25, 2015, the last reported sale price of our common shares on the NYSE was $31.00 per share.

Investing in our common shares involves risks that are described under “Risk Factors” beginning on page 17.

	Per common share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling shareholders	$	$

Certain of the selling shareholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to a total of      additional common shares from those selling shareholders to cover over-allotments, if any.

We are an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our common shares to investors on or about          , 2015.

J.P. Morgan	Citigroup	Jefferies

William Blair	Cowen and Company

LOYAL3 Securities

         , 2015

None of us, the selling shareholders, or the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. None of us, the selling shareholders or the underwriters (or any of our or their respective affiliates) takes any responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. We, the selling shareholders, and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision regarding our common shares. You should read the entire prospectus carefully, including “Risk Factors” and the financial statements and the accompanying notes to those statements. Unless the context requires otherwise, references in this prospectus to “Globant,” “we,” “us” and “our” refer to Globant S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

Our Company

We are a new-breed of technology services provider focused on delivering innovative software solutions that leverage emerging technologies and related market trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the three months ended March 31, 2015, 84.1% of our revenues were generated by clients in North America, 10.1% in Latin America and 5.8% in Europe, including many leading global companies.

Over the last several years, a number of new technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media, wearables, internet of things and “big data” have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adjust their business models to adapt and benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways. We believe this dynamic is creating an attractive opportunity for technology service providers that have the engineering rigor, creative talent, and culture of innovation to deliver these solutions.

At Globant, we seek to deliver an optimal blend of engineering, design, and innovation to harness the potential of emerging technologies to meet our clients’ business needs. Since our inception in 2003, we have believed that while engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs. Our commitment to this differentiated approach is reflected in three core tenets of our company: organization by technology-specialized practices called Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design. To contribute to these core concepts, we have made and continue to make significant ongoing investments in developing an operating environment that fosters innovation, creativity and teamwork, while ensuring a commitment to quality and project discipline.

Our employees, whom we call Globers, are our most valuable asset. As of March 31, 2015, we had 4,040 employees. Since the acquisition of Clarice Technologies PVT LTD. (“Clarice”) in May 2015, we have 31 delivery centers across 21 cities in Argentina, Uruguay, Colombia, Brazil, India, Mexico, Peru and the United States, supported by four client management locations in the United States, and one client management location in each of the United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our global footprint provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

Our clients include companies such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which were among our top ten clients by revenues for at least one Studio in 2014. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $128.8 million for 2012 to $199.6 million for 2014, representing a compounded annual growth rate (“CAGR”) of 24.5% over the two-year period. Our revenues for 2014 increased by 26.1% to $199.6 million, from $158.3 million for 2013. Our net income for 2014 was $25.3 million, compared to a net income of $13.8 million for 2013. The $11.5 million increase in net income from 2013 to 2014 was primarily driven by strong revenue growth and improved operating margins during the year. Our revenues for the three months ended March 31, 2015 were $54.5 million, an increase of $11.4 million, or 26.5%, compared to the three months ended March 31, 2014. We recorded net income of $7.5 million for the three months ended March 31, 2015, compared to net income of $3.4 million for the three months ended March 31, 2014. In 2012, 2013, 2014 and 2015, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “— Corporate History.”

Our Market Opportunity

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including mobility, social media, big data and cloud computing, and related market trends, including enhanced user experience (“UX”), personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end-users and compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that enterprises seeking to adapt to these emerging technologies and related market trends represent a significant growth opportunity for technology services providers. However, in order to successfully capture this opportunity, technology services providers require a new set of skills and capabilities — domain knowledge, a deep understanding of emerging technologies and related market trends and the ability to integrate creative capabilities with engineering rigor. Historically, traditional IT services providers have focused on optimizing their clients’ corporate processes by delivering custom applications based on detailed client specifications, while digital agencies have emphasized creativity but without the depth of engineering expertise or ability to scale. We believe that these dynamics have created a need for a new breed of technology services provider, like ourselves, with superior innovation capabilities supported by highly evolved methodologies, engineering capabilities, talent management practices and a strong culture.

According to IDC, the IT services market worldwide was estimated to be $950 billion in 2014 and is projected to grow to $1,087 billion by 2017, representing a three-year CAGR of 4.5%. However, the accelerated adoption of the new technologies described above suggests that demand for IT services focused on these technologies is likely to grow at rates that outpace the growth of the overall IT services market worldwide. For example, according to IDC, worldwide spending on professional services related to implementing cloud services was $11.6 billion in 2013 and is expected to grow to $39.6 billion by 2018, a five-year CAGR of 27.8%. According to the same source, the mobile enterprise application platform market was $1.2 billion in 2013 and is expected to grow to $3.7 billion by 2018, a five-year CAGR of 24.6%. Finally, according to Gartner, worldwide social media revenue (consisting of revenues from advertising, gaming and subscriptions) was estimated at $11.8 billion in 2011 and is expected to grow to $33.5 billion by 2016, a five-year CAGR of 23.0%. The growth in demand for technology services by enterprises seeking to adapt their business models to these emerging technologies and related market trends represents our market opportunity.

Our Approach

We seek to deliver an optimal blend of engineering, design, and innovation capabilities to harness the potential of emerging technologies to meet our clients’ business needs. Our value proposition for our clients includes increased revenues, brand awareness, effective communication with customers, and the optimal use of emerging technologies and resources to enable our clients to maintain their leadership position. Our integrated approach requires high-quality software engineering talent, advanced knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Most importantly, we believe it calls for a work environment that fosters innovation, creativity and teamwork while ensuring a commitment to quality, delivery and discipline. The three core tenets of our approach are:

•	Studios. We organize around core competencies in cutting-edge technologies and call these practices Studios. We currently have 12 Studios: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; UX and Social; Mobile; Wearables and Internet of Things; After Going Live; Digital Content; Product Innovation; and Cloud Computing and Infrastructure. We believe that our Studio model, in contrast to industry segmentation typical of most IT services firms, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Each Studio serves multiple industries and our work for individual clients frequently involves Globers from multiple Studios organized into small teams that we call “Agile Pods.”
•	Culture. Our culture is entrepreneurial, flexible, and team-oriented. Our culture is founded on three motivational pillars (Autonomy, Mastery and Purpose) and six core values (Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun). We believe that we have been successful in building a work environment that fosters creativity, innovation and collaborative thinking, as well as enabling our Globers to tap into their intrinsic motivation for the benefit of our company and our clients.
•	Innovation. We actively seek to promote and sustain innovation among our Globers through “ideation” sessions, our Globant Labs, “flip-thinking” events, hackathons and through the cross-pollination of knowledge and ideas.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

•	Ability to deliver a distinctive blend of engineering, design and innovation services focused on enhancing the end-user’s experience
•	Deep domain expertise in emerging technologies and related market trends
•	Long-term relationships with blue chip clients
•	Global delivery with access to deep talent pool
•	Highly experienced management team

Strategy

We seek to be a leading provider of integrated engineering, design and innovation services across a range of industries that leverages our deep competencies in emerging technologies and knowledge of related market trends. The key elements of Globant’s strategy for achieving this objective are as follows:

•	Grow revenue with existing and new clients
•	Remain at the forefront of innovation and emerging technologies
•	Expand our delivery footprint
•	Attract, train and retain top-quality talent
•	Selectively pursue strategic acquisitions

Recent Developments

Acquisition of Clarice Technologies

On May 14, 2015, we entered into a stock purchase agreement to acquire Clarice, an innovative software product development services company that offers product engineering and user experience (UX) services. Clarice has operations in the United States and India.

Pursuant to the stock purchase agreement, shares representing 76.13% of Clarice’s share capital were transferred to us, while shares representing the remaining 23.87% of Clarice’s share capital will be transferred to us in three annual installments, commencing no later than May 15, 2015. In consideration for the transaction, we agreed to pay: (i) $9.3 million in cash that was paid concurrently with the execution of the stock purchase agreement; and (ii) earn-out payments of $11.6 million in the aggregate, contingent upon Clarice’s achievement of specified revenue, profit and recruiting milestones for the three years ending May 31, 2016, 2017 and 2018.

For additional information about the stock purchase agreement, see “Recent Developments.”

Consulting Services Agreement and Stock Purchase Agreement with Bluestar Energy

On October 10, 2014, we entered into a consulting services agreement with AEP Energy Inc. (“AEP”) to provide software consulting services in the United States and other jurisdictions for the following three years. On that same date, we also entered into a stock purchase agreement with AEP Retail Energy Partners LLC (“AEP Retail”) to purchase 100% of the capital stock of BlueStar Energy Holdings, Inc. (“BlueStar Holdings”), whose only material asset is 100% of the capital stock of BlueStar Energy S.A.C. (“BlueStar Peru”). BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry. The aggregate purchase price under the stock purchase agreement amounts to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

Acquisition of The Huddle Group

On October 23, 2014, we completed the acquisition of Huddle Investment LLP (“Huddle Investment”), a company organized under the laws of England, and its subsidiaries with operations in Argentina, Chile and the United States (collectively, the “Huddle Group”).

With a team of 156 employees at the time of the acquisition, the Huddle Group focuses on offering innovative and agile software solutions for leading companies primarily in the media and entertainment industries. The Huddle Group specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others. This acquisition advances our strategy of becoming a global leader in the creation of innovative software products by focusing on new technologies and trends such as gaming, mobile, cloud computing, social media, wearables, internet of things and big data.

On October 18, 2013, we purchased from Pusfel S.A. (“Pusfel”) and ACX Partners One LP (“ACX”), two of the three equityholders in Huddle Investment, an 86.25% equity interest in Huddle Investment, pursuant to a stock purchase agreement dated October 11, 2013 (the “majority interest purchase agreement”). The majority interest purchase agreement provided for a cash purchase price of up to $8.0 million payable to the sellers in seven installments, subject to certain adjustments, and an additional amount of $0.4 million in consideration of excess cash. In addition, on October 11, 2013, we also entered into a stock purchase agreement with Gabriel Spitz (the “minority interest purchase agreement”), the president and chief executive officer of Huddle Group Corp. (“Huddle US”), a subsidiary of Huddle Investment, to purchase the remaining 13.75% equity interest in Huddle Investment. On October 23, 2014, we agreed with Mr. Spitz to amend the minority interest purchase agreement to transfer the remaining 13.75% equity interest in Huddle Investment to us on that date. The minority interest purchase agreement, as amended, provides for the payment by us of a purchase price equal to a multiple of Huddle Investment’s annual gross revenue for the 12-month period ended December 31, 2014 (“2014 Gross Revenue”). Based on 2014 Gross Revenue, the purchase price will be $0.7 million. The purchase price shall be payable, half in cash and half in the form of newly issued Globant common shares, to be delivered on September 30, 2015. For purposes of such calculations, the common shares to be issued by Globant are to be valued at their price as quoted by the NYSE at the close of business on August 31, 2015.

For additional information about the majority interest purchase agreement, the minority interest purchase agreement and related documents, see “Recent Developments.”

Risk Factors

Before you invest in our common shares, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.
•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations.
•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable.
•	If we are unable to effectively manage our rapid growth, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations. We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.
•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.
•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer.
•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.
•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition.
•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations.
•	Argentina’s regulations on proceeds from the export of services may increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could also have an adverse effect on us.
•	Our greater than 5% shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately % of our outstanding common shares after this offering, which includes approximately %, % and % of our outstanding common shares after this offering which will be owned by affiliates of WPP Luxembourg Gamma Three S.à r.l. (“WPP”), Riverwood Capital and FTV Capital, respectively. These insiders will therefore continue to have substantial control over us after this offering and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control.

Corporate History

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America, that would become a leader in the delivery of innovative software solutions for global clients, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities within countries in the region.

Since our inception, we have benefited from strong organic growth, have built a blue chip client base and have substantially expanded our network of delivery centers. We have also benefited from the support of our investors Riverwood Capital, FTV Capital, Endeavor Global, Inc. and, more recently, WPP.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made five complementary acquisitions focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America, rather than building scale. In 2008, we acquired IAFH Global S.A., a Buenos Aires-based provider of software development services, to deepen our relationship with Microsoft and broaden our technology expertise to include SharePoint and other Microsoft technologies. That same year, we also acquired The Alterna Group, S.A. (“Openware”), a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive Solutions LLC, a San Francisco-based mobile applications company, and its affiliated company Tecnologia Social S.A. (which we refer to together as “Nextive”), which expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In 2012, we acquired TerraForum Consultoria Ltda. (“TerraForum”), an innovation consulting and software development firm in Brazil. In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. In July 2014, we closed the initial public offering of our common shares. In October 2014, we acquired the remaining 13.75% minority stake in Huddle Investment, entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions and entered into a stock purchase agreement with AEP Retail to acquire BlueStar Holdings, whose only material asset was 100% of the capital stock of BlueStar Peru. In May 2015, we acquired Clarice, which expanded our geographic presence to India and enhanced our product engineering and user experience services. See “— Recent Developments.”

Current Organizational Structure

On December 10, 2012, we incorporated our company, Globant S.A., as a société anonyme under the laws of the Grand Duchy of Luxembourg, as the holding company for our business and the issuer in this offering. Prior to the incorporation in Luxembourg, our company was incorporated in Spain as a sociedad anónima, which we refer to as “Globant Spain.” As a result of the incorporation of our company in Luxembourg and certain related share transfers and other transactions, Globant Spain, which we refer to as “Spain Holdco,” became a wholly-owned subsidiary of our company. See note 1.1 to our audited consolidated financial statements for more information about the reorganization and related transactions.

The following chart reflects our organization structure, including our principal shareholders and our principal subsidiaries, as of May 31, 2015. See “Principal and Selling Shareholders” for more information about our principal shareholders and note 2.2 to our audited consolidated financial statements for more information about our consolidated subsidiaries.

Riverwood Capital LLC (U.S.)
11.15%
Riverwood Capital Partners (Parallel-B) L.P. (Cayman Islands)
1.21%
Riverwood Capital Partners L.P. (Cayman Islands)
2.91%
Riverwood Capital Partners (Parallel-A) L.P. (Cayman Islands)
0.99%
FTVentures III, L.P. (U.S.)
9.56%
FTVentures III-N, L.P. (U.S.)
0.52%
Public
35.40%
Guibert Englebienne
1.57%
Martin Umaran
1.95%
Nestor Nocetti
1.78%
Martin Migoya
1.50%
Others
11.77%
WP Luxembourg Gamma Three S.a.r.l. (Luxembourg)
19.69%
Globant S.A. (Luxembourg)
93.12%
100%
Huddle Investment LLP (UK)
6.88%
Globant S.A. (Spain)
100%
Huddle Group Corp. (U.S.)
100%
Sistemas UK Limited (UK)
100%
Sistemas Globales S.A. (Argentina)
100%
IAFH Global S.A. (Argentina)
100%
Sistemas Globales Uruguay S.A. (Uruguay)
100%
Sistemas Colombia S.A.S. (Colombia)
100%
TerraForum Consultoria Ldta. (Brazil)
100%
Globant Perú S.A.C. (Perú)
100%
Globant LLC (US)
76.13%
Clarice Technologies PVT, Ltd (India)
100%
Global Systems Outsourcing S.R.L. de C.V. (Mexico)

Corporate Information

Our principal corporate offices are located at 5 rue Guillaume Kroll, L-1882, Luxembourg and our telephone number is + 352 48 18 28 1. We maintain a website at http://www.globant.com. Our website and the information accessible through it are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common shares offered by the selling shareholders
common shares.
Common shares to be outstanding after this offering
34,006,880 common shares.
Offering price
The offering price per common share is $ .
Over-allotment option
The underwriters have an option to purchase up to a total of additional common shares from certain of the selling shareholders to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We will not receive any of the proceeds from the sale of common shares by the selling shareholders.
Dividend policy
We do not anticipate paying any dividends on our common shares in the foreseeable future. See “Dividend Policy.”
Voting rights
Holders of our common shares are generally entitled to one vote per common share on all matters.
Immediately following this offering, our public shareholders will have % of the voting rights in Globant, or % if the underwriters exercise in full their option to subscribe and/or purchase additional common shares. See “Description of Common Shares.”
Listing
Our common shares are listed on the NYSE under the symbol “GLOB.” Our common shares will not be listed on any exchange or otherwise quoted for trading in Luxembourg.
Lock-up
We, the selling shareholders, some of our other shareholders and our directors, as well as our officers who are selling common shares in this offering, have agreed that, subject to certain exceptions, we and they will not offer, pledge, sell, announce the intention to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or publicly disclose our intention to make any issue, offer, sale, pledge, disposition or filing, without the prior written consent of the representatives, for a period of 90 days after the date of this prospectus or, in our case, file or cause to be filed with the Securities and Exchange Commission (the “SEC”) a registration statement relating to, any of our common shares, other share capital, or securities convertible into or exchangeable or exercisable for any of our common shares or other share capital. Our officers who are not selling common shares in this offering have agreed to similar restrictions for a period of 45 days. See “Underwriting.”
LOYAL3 platform
At our request, the underwriters have reserved up to 0.5% of the common shares to be sold by the selling shareholders in this offering to be offered through the LOYAL3 platform at the offering price. See “Underwriting.”
Risk factors
See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, the number of common shares outstanding after closing date of this offering is based on common shares outstanding as of March 31, 2015 and excludes:

•	1,404,432 common shares issuable upon the exercise of share options outstanding as of March 31, 2015 under share option agreements entered into with certain of our key employees and directors, with a weighted average exercise price of $6.2174 per share; and
•	11,085 common shares issuable upon the exercise of share options outstanding as of March 31, 2015 under a share option agreement entered into with Omidyar Network Fund Inc., with a weighted average exercise price of $2.26 per share.

Unless otherwise indicated, this prospectus assumes no exercise of the underwriters’ option to purchase up to        additional common shares from certain of the selling shareholders to cover over-allotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto and our unaudited condensed interim consolidated financial statements and notes thereto included elsewhere in this prospectus.

The summary consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our summary consolidated financial data as of December 31, 2012 set forth below was derived from our consolidated financial statements for the year ended December 31, 2013, 2012 and 2011, filed with the SEC on July 17, 2014 in Registration Statement No. 333-190841 on Form F-1, which are not included in this prospectus.

The summary consolidated financial data as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited condensed interim consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those unaudited condensed interim consolidated financial statements and notes thereto. Our unaudited condensed interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Our historical results are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other future period.

	Three Months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages and per share data)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues	$54,512	$43,125	$199,605	$158,324	$128,849
Cost of revenues(1)	(34,614)	(26,359)	(121,693)	(99,603)	(80,612)
Gross profit	19,898	16,766	77,912	58,721	48,237
Selling, general and administrative expenses(2)	(15,457)	(12,941)	(57,288)	(54,841)	(47,680)
Impairment of tax credits, net of recoveries	1,820	(416)	1,505	(9,579)	—
Profit (Loss) from operations	6,261	3,409	22,129	(5,699)	557
Gain on transaction with bonds(3)	3,984	2,606	12,629	29,577	—
Finance income	2,557	4,516	10,269	4,435	378
Finance expense	(2,736)	(5,458)	(11,213)	(10,040)	(2,687)
Finance expense, net(4)	(179)	(942)	(944)	(5,605)	(2,309)
Other income and expenses, net(5)	(3)	(33)	380	1,505	291
Profit (Loss) before income tax	10,063	5,040	34,194	19,778	(1,461)
Income tax(6)	(2,558)	(1,616)	(8,931)	(6,009)	160
Net Income (Loss) for the period/year	$7,505	$3,424	$25,263	$13,769	$(1,301)
Earnings (Loss) per share:
Basic(7)	$0.22	$0.12	$0.81	$0.50	$(0.06)
Diluted(7)	$0.22	$0.11	$0.79	$0.48	$(0.06)
Weighted average number of outstanding shares (in thousands)
Basic	33,621	28,995	30,926	27,891	27,288
Diluted	34,481	29,957	31,867	28,884	27,288
Other data:
Adjusted gross profit(8)	$21,010	$17,625	$81,760	$62,126	$54,845
Adjusted gross profit margin percentage(8)	38.5%	40.9%	41.0%	39.2%	42.6%
Adjusted selling, general and administrative expenses(8)	$(14,253)	$(11,999)	$(52,485)	$(50,297)	$(37,809)
Adjusted profit from operations(9)	$4,455	$3,833	$21,241	$4,673	$12,266
Adjusted profit from operations margin percentage(9)	8.2%	8.9%	10.6%	3.0%	9.5%
Adjusted net income for the period/year(10)	$7,519	$3,432	$25,880	$14,562	$10,408
Adjusted net income margin percentage for the period/year(10)	13.8%	8.0%	13.0%	9.2%	8.1%

(1)	Includes depreciation and amortization expense of $1,107, $855, $3,813, $3,215 and $1,964 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $2,901 for the year ended December 31, 2012. Finally, it includes share-based compensation for $5, $4, $35, $190 and $4,644 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes depreciation and amortization expense of $1,195, $938, $4,221, $3,941 and $2,806 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $1,381 for the year ended December 31, 2012. Finally, it includes share-based compensation for $9, $4, $582, $603 and $7,065 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	Includes gain on transactions with bonds of $3,984, $2,606, $12,629 and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013, respectively. See note 3.18 to our audited consolidated financial statements.
(4)	Includes foreign exchange loss of $1,174, $1,169, $2,946, $4,238 and $1,098 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(5)	Includes the gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.
(6)	Includes deferred tax charges of $581, $289 and $370 for the three months ended March 31, 2015 and 2014 and for the year ended December 31, 2014, respectively, and a gain of $529 and $2,479 for the years ended December 31, 2013 and 2012, respectively.
(7)	Includes the retroactive effect on our common shares of our reorganization as a Luxembourg company and our 1-to-12 reverse share split for each of the years presented. See notes 1.1 and 29.4 to our audited consolidated financial statements for more information about the reorganization and the reverse share split, respectively.
(8)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. For a reconciliation of gross profit to adjusted gross profit, see footnote 10. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. For a reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses, see footnote 10. We believe that excluding such depreciation and amortization and share-based compensation expense amounts from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us and similar companies that exclude depreciation and amortization expense and share-based compensation expense from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

(9)	To supplement our profit (loss) from operations presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit (loss) from operations the most comparable IFRS measure, to exclude share-based compensation expense and impairment of tax credits, net of recoveries. For a reconciliation of profit from operations to adjusted profit from operations, see footnote 10. In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.
(10)	To supplement our net income (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the year, which is adjusted from net income (loss) for the year, the most comparable IFRS measure, to exclude share-based compensation expense. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the year, which reflects adjusted net income for the year as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investor’s overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages)
Reconciliation of adjusted gross profit
Gross profit	$19,898	$16,766	$77,912	$58,721	$48,237
Adjustments
Depreciation and amortization expense	1,107	855	3,813	3,215	1,964
Share-based compensation expense	5	4	35	190	4,644
Adjusted gross profit	$21,010	$17,625	$81,760	$62,126	$54,845
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(15,457)	$(12,941)	$(57,288)	$(54,841)	$(47,680)
Adjustments
Depreciation and amortization expense	1,195	938	4,221	3,941	2,806
Share-based compensation expense	9	4	582	603	7,065
Adjusted selling, general and administrative expenses	$(14,253)	$(11,999)	$(52,485)	$(50,297)	$(37,809)
Reconciliation of adjusted profit from operations
Profit (Loss) from operations	$6,261	$3,409	$22,129	$(5,699)	$557
Adjustments
Impairment of tax credits, net of recoveries	(1,820)	416	(1,505)	9,579	—
Share-based compensation expense	14	8	617	793	11,709
Adjusted profit from operations	$4,455	$3,833	$21,241	$4,673	$12,266
Reconciliation of adjusted net income for the period/year
Net income (loss) for the period/year	$7,505	$3,424	$25,263	$13,769	$(1,301)
Adjustments
Share-based compensation expense	14	8	617	793	11,709
Adjusted net income for the period/year	$7,519	$3,432	$25,880	$14,562	$10,408

	As of March 31, 2015	As of December 31,
		2014	2013	2012
	(in thousands)
Consolidated statements of financial position data:
Cash and cash equivalents	$28,235	$34,195	$17,051	$7,685
Investments	41,641	27,984	9,634	914
Trade receivables	39,424	40,056	34,418	27,847
Other receivables (current and non-current)	17,031	15,169	12,333	17,997
Deferred tax assets	4,720	4,881	3,117	2,588
Investment in associates	750	750	—	—
Other financial assets	—	—	1,284	—
Property and equipment	20,615	19,213	14,723	10,865
Intangible assets	5,794	6,105	6,141	4,305
Goodwill	12,420	12,772	13,046	9,181
Total assets	$170,630	$161,125	$111,747	$81,382
Trade payables	3,842	5,673	8,016	3,994
Payroll and social security taxes payable	22,668	20,967	17,823	13,703
Borrowings (current and non-current)	1,087	1,285	11,795	11,782
Other financial liabilities (current and non-current)	1,097	1,308	8,763	6,537
Tax liabilities	4,667	3,446	5,190	1,440
Other liabilities	89	173	24	700
Provisions for contingencies	894	794	271	288
Total liabilities	$34,344	$33,646	$51,882	$38,444
Total equity	$136,286	$127,479	$59,865	$42,938
Total equity and liabilities	$170,630	$161,125	$111,747	$81,382

RECENT DEVELOPMENTS

Set forth below is a description of the stock purchase agreement relating to our acquisition of Clarice, consulting services agreement entered into with AEP and the stock purchase agreement entered into with AEP Retail, the majority interest purchase agreement and the minority interest purchase agreement relating to our purchase of Huddle Investment, and certain related documents. For additional information, see note 23 to our audited consolidated financial statements.

Acquisition of Clarice Technologies

On May 14, 2015, we entered into the stock purchase agreement to acquire Clarice, an innovative software product development services company that offers product engineering and user experience (UX) services. Clarice has operations in the United States and India.

Pursuant to the stock purchase agreement, shares representing 76.13% of Clarice’s share capital were transferred to us, while shares representing the remaining 23.87% of Clarice’s share capital will be transferred to us in three annual installments, commencing no later than May 15, 2015.

In consideration for the transaction, we agreed to pay: (i) $9.3 million in cash that was paid concurrently with the execution of the stock purchase agreement; and (ii) earn-out payments of $11.6 million in the aggregate, contingent upon Clarice’s achievement of specified revenue, profit and recruiting milestones for the three years ending May 31, 2016, 2017 and 2018. Additionally, pursuant to the terms of the stock purchase agreement, some of the sellers of Clarice’s shares agreed to use a portion of the purchase price to subscribe for our common shares, in the aggregate amount of $2.7 million in three yearly tranches commencing no later than July 15, 2016, at a subscription price per share resulting from the volume weighted average trading price of our common shares during the 60-day period prior to each of the relevant annual payment dates, as quoted in the NYSE.

Consulting Services Agreement and Stock Purchase Agreement with Bluestar Energy

On October 10, 2014, we entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions for the following three years. On that same date, we also entered into a stock purchase agreement with AEP Retail to purchase 100% of the capital stock of BlueStar Holdings, whose only material asset is 100% of the capital stock of BlueStar Peru. BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry. The aggregate purchase price under the stock purchase agreement amounts to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

Huddle Acquisition

Majority Interest Purchase Agreement

On October 18, 2013, we purchased from Pusfel and ACX, two of the three equityholders in Huddle Investment, an 86.25% equity interest in Huddle Investment, pursuant to a stock purchase agreement dated October 11, 2013 (the “majority interest purchase agreement”).

The majority interest purchase agreement provided for a cash purchase price of up to $8.0 million payable to the sellers in seven installments, subject to certain adjustments, and an additional amount of $0.4 million in consideration of excess cash. At the closing on October 18, 2013, we paid the portion of the first installment of the purchase price ($1.9 million) and the portion of the excess cash in the Huddle Group at the date of the majority interest purchase agreement ($0.3 million) corresponding to ACX. The portion of the first installment and the excess cash corresponding to Pusfel ($1.1 million and $0.2 million, respectively) was paid on November 4, 2013. The second installment of the purchase price ($2.2 million) was paid on April 21, 2014, the third installment ($1.0 million) was paid on April 22, 2014, and the fourth installment ($0.9 million) was paid on October 25, 2014. The fifth Installment ($0.4 million) was paid in April 2015. The remaining installments (totaling $0.3 million) are payable no later than March 31, 2016 and October 18, 2018.

Under the majority interest purchase agreement, we are entitled to deduct from the purchase price payments variations in the Huddle Group’s cash balance account, accounts payable and accounts receivable in excess of $0.02 million as of October 17, 2013 (the “cut-off date”) resulting from our post-closing audit of those accounts. In addition, the sellers have agreed to compensate us for any reduction in the Huddle Group’s accounts receivable on the cut-off date.

The sellers have agreed not to compete with us in any country through October 18, 2015 in the design and deployment of customized software solutions for Internet, intranet and social media using development technologies. In addition, the sellers have agreed to a nonsolicitation period expiring on October 18, 2016. We agreed to make our best commercial efforts to replace and release, within 120 days after October 18, 2013, the individual shareholders in Pusfel from their obligations under their personal guarantees of two office leases and a 288,000 Argentine peso bank loan under which the Huddle Group is obligated. As of the date of this prospectus, the obligations of the individual shareholders of Pusfel have been released.

Minority Interest Purchase Agreement

On October 11, 2013, we also entered into a stock purchase agreement with Gabriel Spitz (the “minority interest purchase agreement”), the president and chief executive officer of Huddle Group Corp. (“Huddle US”), a subsidiary of Huddle Investment, to purchase the remaining 13.75% equity interest in Huddle Investment. On October 23, 2014, we agreed with Mr. Spitz to amend the minority interest purchase agreement to transfer the remaining 13.75% equity interest in Huddle Investment to us on that date. The minority interest purchase agreement, as amended, provides for the payment by us of a purchase price equal to a multiple of 2014 Gross Revenue. Based on 2014 Gross Revenue, the purchase price will be $0.7 million. The purchase price shall be payable, half in cash and half in the form of newly issued Globant common shares, to be delivered on September 30, 2015. For purposes of such calculations, the common shares to be issued by Globant are to be valued at their price as quoted by the New York Stock Exchange at the close of business on August 31, 2015.

We are not obligated to make any further payments to Mr. Spitz, if, on September 30, 2015, he has resigned from his position as officer, director or employee of Huddle Investment, one of its subsidiaries or one of our subsidiaries, or if Huddle Investment or one of its subsidiaries has dismissed him for cause as defined in the minority interest purchase agreement, or if he has failed to comply with his obligations under the non-solicitation and/or non-competition agreements discussed below.

Other Arrangements with Gabriel Spitz

Concurrently with our execution of the minority interest purchase agreement with Mr. Spitz, he entered into the following agreements with us and/or the Huddle Group. The employment agreement was amended on the same date as the amendment of the minority interest purchase agreement.

Employment Agreement:  Huddle US has agreed to employ Mr. Spitz as general manager of Huddle US through December 31, 2015, which position includes supervisory and managing responsibility over Huddle UK and Huddle Group S.A. (Chile). During 2015, Mr. Spitz is entitled to an annual base compensation of $0.3 million, plus a bonus of up to 3% of the annual gross revenue of the Huddle Group in 2015 based on the achievement of a specified annual gross revenue target. The employment agreement includes a covenant by Mr. Spitz not to compete with Huddle US in the United States or Argentina, during the term of his employment, in the design and deployment of customized software solutions for Internet, intranet and social media using development technologies and the SharePoint, WordPress, .Net, PhP, Android and iOS platforms.

Noncompetition Agreement:  Mr. Spitz has entered into a noncompetition agreement with Huddle US under which he has agreed that for a period the later of 12 months from the date of termination of his employment for any reason by that entity and April 18, 2015 (provided that such period shall not expire later than April 18, 2016), he will not compete with Huddle US in the same kinds of services it provides, including but not limited to software development outsourcing services from and to any country or any additional services that Huddle US may be providing at the date of termination. In consideration of Mr. Spitz’s agreement not to compete, Huddle US has agreed to pay Mr. Spitz compensation equal to two and a half times the highest base monthly salary paid to Mr. Spitz between October 18, 2013 and the end of his employment with Huddle US.

Nonsolicitation Agreement:  Mr. Spitz has agreed that for a period the later of 12 months from the date of termination of his employment for any reason and April 18, 2016 (provided that such period shall not expire later than April 18, 2017), he will not solicit any employee or consultant of Huddle US or any other of our subsidiaries to discontinue his or her employment or consulting relationship with such subsidiary or solicit the business of any client of such subsidiary. In consideration of Mr. Spitz’s nonsolicitation agreement, Huddle US has agreed to pay Mr. Spitz compensation equal to two and a half times the highest base monthly salary paid to Mr. Spitz between October 18, 2013 and the end of his employment with Huddle US.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected.

Our profitability and the cost of providing our services are affected by our utilization rate of the Globers in our Studios. If we are not able to maintain appropriate utilization rates for our professionals, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to transition Globers from completed projects to new assignments and to hire and integrate new employees;
•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our delivery centers;
•	our ability to manage the attrition of our IT professionals; and
•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to pay penalties or lose contracts or clients. In addition, we could incur increased payroll costs, which would negatively affect our utilization rates and our business.

Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

The total attrition rate among our Globers was 19.9%, 20.2%, 22.2% and 20.9% for the twelve months ended March 31, 2015 and for the years ended December 31, 2014, 2013 and 2012, respectively. If our attrition rate were to increase, our operating efficiency and productivity may decrease. We compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

If the pricing structures that we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation.

We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our Globers under these contracts at hourly rates that are agreed to at the time the contract is entered into. The hourly rates and other pricing terms negotiated with our clients are highly dependent on the complexity of the project, the mix of staffing we anticipate using on it, internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors. Our predictions are based on limited data and could turn out to be inaccurate. Typically, we do not have the ability to increase the hourly rates established at the outset of a client project in order to pass through to our client increases in salary costs driven by wage inflation and other marketplace factors. Because we conduct the majority of our operations through our operating subsidiaries located in Argentina, we are subject to the effects of wage inflation and other marketplace factors in Argentina, which have increased significantly in recent years. If increases in salary and other operating costs at our Argentine subsidiaries exceed our internal forecasts, the hourly rates established under our time-and-materials contracts might not be sufficient to recover those increased operating costs, which would make those contracts unprofitable for us, thereby adversely affecting our results of operations, financial condition and cash flows from operations.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Revenues from our fixed-price contracts represented approximately 8.0% of our total revenues for the three months ended March 31, 2015 and 9.3%, 15.2% and 14.7% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Our pricing in a fixed-price contract is highly dependent on our assumptions and forecasts about the costs we will incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us accurately to estimate the resources and time required to complete a fixed-price contract on time and on budget or any unexpected increase in the cost of our Globers assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predicitions could render contracts that would have been favorable to us when signed unfavorable.

If we cannot maintain our culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our solutions, results of operations and business may be harmed.

We believe that a critical contributor to our success has been our culture, which is the foundation that supports and facilitates our distinctive approach. As our company grows, and we are required to add more Globers and infrastructure to support our growth, we may find it increasingly difficult to maintain our culture. If we fail to maintain a culture that fosters innovation, creativity and teamwork, our solutions, results of operations and business may be materially adversely affected. In addition, this offering may create disparities in wealth among our Globers, which may adversely impact relations among Globers and our culture in general.

We may not be able to achieve anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

We intend to continue our expansion in the foreseeable future and to pursue existing and potential market opportunities. As we add new Studios, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects.

If we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our results of operations.

We have experienced, and continue to experience, rapid growth in our headcount, operations and revenues, which has placed, and will continue to place, significant demands on our management and operational and financial infrastructure. Additionally, the longer-term transition in our delivery mix from Buenos Aires-based staffing to increasingly decentralized staffing in other locations in Latin America (and, recently, the United States) has also placed additional operational and structural demands on our resources. Our future growth depends on recruiting, hiring and training technology professionals, growing our international operations, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.

If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.

Our future success heavily depends upon the continued services of our senior management team and other key employees. We currently do not maintain key man life insurance for any of our founders, members of our senior management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.

If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of our senior management team or key employees and us, any noncompetition, nonsolicitation and nondisclosure agreements we have with our founders, senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.

If we are unable to attract and retain highly-skilled IT professionals, we may not be able to maintain client relationships and grow effectively, which may adversely affect our business, results of operations and financial condition.

Our business is labor intensive and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is significant competition for technology professionals in Latin America, India, the United States, Europe and elsewhere who possess the technical skills and experience necessary to deliver our services, and that such competition is likely to continue for the foreseeable future. As a result, the technology industry generally experiences a significant rate of turnover of its workforce. Our business plan is based on hiring and training a significant number of additional technology professionals each year in order to meet anticipated turnover and increased staffing needs. Our ability to properly staff projects, to maintain and renew existing engagements and to win new business depends, in large part, on our ability to hire and retain qualified IT professionals.

We cannot assure you that we will be able to recruit and train a sufficient number of qualified professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, India, the United States and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where we operate and hire. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our revenues and results of operations to suffer.

Our success depends on delivering innovative software solutions that leverage emerging technologies and emerging market trends to drive increased revenues and effective communication with customers. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources in research and development to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenues and results of operations could suffer. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, are not appropriately timed with market opportunities or are not effectively brought to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.

If the current effective income tax rate payable by us in any country in which we operate is increased or if we lose any country-specific tax benefits, then our financial condition and results of operations may be adversely affected.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Transfer pricing regulations require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

Under the Software Promotion Law, our operating subsidiaries in Argentina benefit from a 60% reduction in their corporate income tax rate (as applied to income from promoted software activities) and a tax credit of up to 70% of amounts paid for certain social security taxes (contributions) that may be offset against value-added tax liabilities. Law No. 26,692, the 2011 amendment to the Software Promotion Law (“Law No. 26,692”), also allows such tax credits to be applied to reduce our Argentine subsidiaries’ corporate income tax liability by a percentage not higher than the subsidiaries’ declared percentage of exports and extends the tax benefits under the Software Promotion Law until December 31, 2019.

On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Secretary of Industry ( Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. As of the date of this prospectus, all three Argentine subsidiaries have been accepted for registration in the National Registry of Software Producers effective retroactively to September 18, 2014.

Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which an applicant is accepted for registration in the National Registry of Software Producers. It is unclear under current Argentine tax rules whether applicants that were registered under the Software Promotion Law as originally enacted in 2004 would be permitted to apply, for the period from January 1, 2014 through September 17, 2014, the lower corporate income tax rate to which they are entitled under the Software Promotion Law as originally enacted.

On March 11, 2014, the Argentine Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or “AFIP”) issued General Resolution No. 3,597 (“General Resolution No. 3,597”). This measure provides that, as a further prerequisite to participation in the benefits of the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, our

Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated by a participant under the Software Promotion Law, as originally enacted, will only be valid until September 17, 2014.

During the period from November 2014 through June 12, 2015, the Secretary and Subsecretary of Industry have issued rulings approving the registration in the National Registry of Software Producers of 52 software companies that were previously registered under the Software Promotion Law as originally enacted in 2004 including Sistemas Globales S.A., IAFH Global S.A. and Huddle Group S.A. In each case, the ruling made the effective date of registration retroactive to September 18, 2014. In addition, in each case the ruling provides that the benefits enjoyed under the Software Promotion Law as originally enacted are not extinguished until the ruling goes into effect (which would have occurred upon its date of publication in the Argentine government’s Boletin Oficial).

To streamline our corporate structure, Huddle Group S.A. and IAFH Global S.A. entered into an agreement pursuant to which Huddle Group S.A. assigned its business to IAFH Global S.A. As a result of such transaction, Huddle Group S.A. has requested that the Subsecretary of Industry deregister it from the National Registry of Software Producers.

Our subsidiary in Uruguay, which is situated in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

If these tax incentives in Argentina and Uruguay are changed, terminated, not extended or made available, or our Argentine operating subsidiaries are not accepted for registration in the National Registry of Software Producers by the relevant Argentine government authorities, or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See “Operating and Financial Review and Prospects — Certain Income Statement Line Items — Operating Expenses — Income Tax Expense” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Capital Requirements.”

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, our largest customer based on revenues, Walt Disney Parks and Resorts Online, accounted for 10.2%, 8.7%, 6.4% and 9.3% of our revenues, respectively. During the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, our ten largest clients accounted for 48.0%, 43.9%, 39.7% and 45.0% of our revenues, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, most of our client contracts are limited to short-term, discrete projects without any commitment to a specific volume of business or future work, and the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors, including the following, other than our performance could cause the loss of or reduction in business or revenues from a client and these factors are not predictable:

•	the business or financial condition of that client or the economy generally;
•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•	a demand for price reductions by that client; and

•	a decision by that client to move work in-house or to one or several of our competitors.

The loss or diminution in business from any of our major clients could have a material adverse effect on our revenues and results of operations.

Our revenues, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in the United States, Europe or the global economy worsen.

We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. The 2008-2009 crisis in the financial and credit markets in United States, Europe and Asia led to a global economic slowdown, with the economies of those regions, particularly the Eurozone, continuing to show significant signs of weakness. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenues and profitability.

The ongoing financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely have a negative effect on our business.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.

We face intense competition from technology and IT services providers, and an increase in competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our revenues, results of operations and financial condition.

The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; financial stability; and price.

We face competition primarily from large global consulting and outsourcing firms, digital agencies and design firms, traditional technology outsourcing providers, and the in-house product development departments of our clients and potential clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new technology services providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party vendor, such as our company. The technology services industry is also undergoing consolidation, which may result in increased competition in our target markets in the United States and Europe from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Our business depends on a strong brand and corporate reputation, and if we are not able to maintain and enhance our brand, our ability to expand our client base will be impaired and our business and operating results will be adversely affected.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the Globant brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, adversaries in legal proceedings and government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Globant brand name and could reduce investor confidence in us and result in a decline in the price of our common shares.

We are seeking to expand our presence in the United States, which entails significant expenses and deployment of employees on-site with our clients. If we are unable to manage our operational expansion into the United States, it may adversely affect our business, results of operations and prospects.

A key element of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. Client demands, the availability of high-quality technical and operational personnel at attractive compensation rates, regulatory environments and other pertinent factors may vary significantly by region and our experience in the markets in which we currently operate may not be applicable to other regions. As a result, we may not be able to leverage our experience to expand our delivery footprint effectively into our target markets in the United States. If we are unable to manage our expansion efforts effectively, if our expansion plans take longer to implement than expected or if our costs for these efforts exceed our expectations, our business, results of operations and prospects could be materially adversely affected.

If a significant number of our Globers were to join unions, our labor costs and our business could be negatively affected.

As of March 31, 2015, we had 87 Globers, 71 of whom work at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with the Federación Argentina de Empleados de Comercio y Servicios (“FAECYS”), which is renewed on an annual basis. In addition, our primary Argentine subsidiary is defending a lawsuit filed by FAECYS in which FAECYS is demanding the application of its collective labor agreement to unspecified categories of employees of that subsidiary. According to FAECYS’s claim, our principal Argentine subsidiary would have been required to withhold and transfer to FAECYS an amount equal to 0.5% of the gross monthly salaries of that subsidiary’s payroll from October 2006 to October 2011. Furthermore, FAECYS’ claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Several Argentine technology companies are facing similar lawsuits filed by FAECYS which have been decided in favor of both the companies and FAECYS. Under Argentine law, judicial decisions only apply to the particular case at hand. There is no stare decisis and courts’ decisions are not binding on lower courts even in the same jurisdiction although they may be used as guidelines on other similar cases. See “Business — Legal Proceedings” and the notes to our consolidated financial statements. If a significant additional number of our Globers were to join unions, our labor costs and our business could be negatively affected.

Our revenues are dependent on a limited number of industries, and any decrease in demand for technology services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the following industries: professional services; media and entertainment; technology and telecommunications; and banks, financial services and insurance, which industries, in the aggregate, constituted 71.3%, 75.1%, 78.5% and 82.7% of our total revenues for the three months ended March 31, 2015 and for the years ended December 31, 2014, 2013 and 2012, respectively. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to purchase technology services or to move such services in-house.

A downturn in any of these or our targeted industries, a slowdown or reversal of the trend to spend on technology services in any of these industries could result in a decrease in the demand for our services and materially adversely affect our revenues, financial condition and results of operations. For example, a worsening of economic conditions in the media and entertainment industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may adversely affect our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our revenues, results of operations and financial condition.

We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and, accordingly, increases the risk of your investment.

Our company was founded in 2003 and, therefore, has a relatively short operating history. In addition, the technology services industry itself is continuously evolving. Competition, fueled by rapidly changing consumer demands and constant technological developments, renders the technology services industry one in which success and performance metrics are difficult to predict and measure. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. While enterprises have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, enterprises may not continue to spend any significant portion of their budgets on our services in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies, and those we have achieved in the past, making investment in our company risky and speculative. If our clients’ demand for our services declines, as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability and cash flows could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers. We may encounter cost overruns or project delays in connection with opening new facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability and cash flows may be negatively affected.

If we cause disruptions in our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our corporate reputation and adversely affect our results of operations.

If our Globers make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our client contracts, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may face losses or reputational damage if our software solutions turn out to contain undetected software defects.

A significant amount of our business involves developing software solutions for our clients as part of our provision of technology services. We are required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Any undetected software defects could result in liability to our clients under certain contracts as well as losses resulting from any litigation initiated by clients due to any losses sustained as a result of the defects. Any such liability or losses could have an adverse effect on our financial condition as well as on our reputation with our clients and in the technology services market in general.

Our client relationships, revenues, results of operations and financial condition may be adversely affected if we experience disruptions in our Internet infrastructure, telecommunications or IT systems.

Disruptions in telecommunications, system failures, Internet infrastructure or computer virus attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenues. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our business, results of operations and financial condition.

If our computer system is or becomes vulnerable to security breaches, or if any of our employees misappropriates data, we may face reputational damage, lose clients and revenues, or incur losses.

We often have access to or are required to collect and store confidential client and customer data. Many of our client contracts do not limit our potential liability for breaches of confidentiality. If any person, including any of our Globers or former Globers, penetrates our network security or misappropriates data or code that belongs to us, our clients, or our clients’ customers, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients’ customers, or otherwise, could damage our reputation, cause us to lose clients and revenues, and result in financial and other potential losses by us.

Our business, results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Since we provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

Due to our operating in a number of countries in Latin America, India, the United States and the United Kingdom, we are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former Globers individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, competitive position, results of operations and financial condition.

Our success depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual capital. In order to protect our rights in this intellectual capital, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information.

We hold several trademarks and have a pending U.S. patent application and intend to submit additional U.S. federal and foreign patent and trademark applications for developments relating to additional service offerings in the future. We cannot assure you that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations. There can be no assurance that the laws, rules, regulations and treaties in the countries in which we operate in effect now or in the future or the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual capital or that such laws, rules, regulations and treaties will not change.

We cannot assure you that we will be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights or that any such steps will be successful. We cannot assure you that we have taken all necessary steps to enforce our intellectual property rights in every jurisdiction in which we operate and we cannot assure you that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Misappropriation by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, competitive position, results of operations and financial condition.

If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.

Further, our current and former Globers could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure you that we would be successful in defending against any claim by our current or former Globers or independent contractors challenging our exclusive rights over the use and transfer of works those Globers or independent contractors created or requesting additional compensation for such works.

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed and the costs of those services are incurred, which may cause our margins to fluctuate.

We perform our services primarily under time-and-materials contracts (where our materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. All revenues are recognized pursuant to applicable accounting standards.

We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

We recognize revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client.

Uncertainty about the project completion or receipt of payment for our services or our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met, which may cause our margins to fluctuate.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which could affect our ability to make necessary investments and, therefore, our results of operations.

If we are faced with immigration or work permit restrictions in any country where we currently have personnel onsite at a client location or would like to expand our delivery footprint, then our business, results of operations and financial condition may be adversely affected.

A key part of Globant’s strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. Therefore, we must comply with the immigration, work permit and visa laws and regulations of the countries in which we operate or plan to operate. Our future inability to obtain or renew sufficient work permits and/or visas due to the impact of these regulations, including any changes to immigration, work permit and visa regulations in jurisdictions such as the United States, could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to maintain favorable pricing terms with current or new suppliers, our results of operations would be adversely affected.

We rely to a limited extent on suppliers of goods and services. In some cases, we have contracts or oral agreements with such parties guaranteeing us favorable pricing terms. We cannot guarantee our ability to maintain such pricing terms beyond the date that pricing terms are fixed pursuant to a written agreement. Furthermore, should economic circumstances change, such that suppliers find it beneficial to change or attempt to renegotiate such pricing terms in their favor, we cannot assure you that we would be able to withstand an increase or achieve a favorable outcome in any such negotiation. Any change in our pricing terms would increase our costs and expenses, which would have an adverse effect on our results of operations.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.

We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims upon us for those damages. Although we believe that we have adequate processes in place to protect against defaults in the provisions of services, errors and omissions may occur. We currently carry $10 million in errors and omissions liability coverage for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason including, but not limited to a client’s failure to provide insurance carrier-required documentation or a client’s failure to follow insurance carrier-required claim settlement procedures, there could be a material adverse effect on our business, results of operations and financial condition.

Strategic acquisitions to complement and expand our business have been and will likely remain an important part of our competitive strategy. If we fail to acquire companies whose prospects, when combined with our company, would increase our value, or if we acquire and fail to efficiently integrate such other companies, then our business, results of operations, and financial condition may be adversely affected.

We have expanded, and may continue to expand, our operations through strategically targeted acquisitions focused on deepening our relationships with key clients, extending our technological capacities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America. We completed two acquisitions in 2008, one in 2011, two in 2012, one in 2013, two in 2014 and one in 2015. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity or a combination of both. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. In addition, any client satisfaction or performance problems within an acquired business could have a material adverse impact on our company’s corporate reputation and brand. We cannot assure you that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

We have incurred significant share-based compensation expense in 2012, and may in the future continue to incur share-based compensation expense, which could adversely impact our profits or the trading price of our common shares.

From 2006 through June 30, 2012, we granted a total of 1,306,697 share appreciation rights (“SARs”) to a limited number of key employees pursuant to SAR award agreements as a form of long-term incentive compensation. In June 2012, we decided to replace the SARs with share options, under which the beneficiary employee has an option to purchase our common shares that is exercisable upon the earliest of (i) the effective date of the share option agreement, provided that the employee has been continuously employed by us (or any of our subsidiaries), (ii) an event of liquidity, as defined in the share option agreement, or (iii) an initial public offering registered under the Securities Act. The exercise price of the share options was unchanged from the original SAR award agreements and is required to be paid by the employee in cash at the date of exercise. The share option agreements were signed on June 30, 2012 by all employees who had been awarded SARs under the SAR award agreements.

IFRS prescribes how we account for share-based compensation, which could adversely or negatively impact our results of operations or the price of our common shares. IFRS requires us to recognize share-based compensation as compensation expense in our statement of profit or loss and other comprehensive income generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service as an employee in exchange for the equity award. The modification of the SAR award agreements into share option agreements under which the options are immediately exercisable for those employees who have met the service requirement under the share option agreements were recorded in the year ended December 31, 2012 as a modification of terms of the original agreement prospectively as of the date of change. For the year ended December 31, 2012, we recorded $11.7 million of share-based compensation expense related to these share option agreements. For the years ended December 31, 2014 and 2013, we recorded $0.6 and $0.8 million of share-based compensation expense related to these share option agreements, respectively. For the three months ended March 31, 2015, we recorded $0.01 million of share-based compensation expense related to these share option agreements.

On July 3, 2014, our board of directors and shareholders approved and adopted the 2014 Equity Incentive Plan. Pursuant to this plan, on July 18, 2014, the first trading day of Globant common shares on the NYSE, we made the annual grants under the 2014 Equity Incentive Plan to certain executive officers and other employees. The grants included options to purchase 589,000 common shares with a vesting period of four years. 25% of the options become exercisable on each anniversary of the grant date. Under the same plan, during the year ending December 31, 2015, we intend to grant to members of our senior management and certain other employees options to purchase up to 700,000 common shares at an exercise price equal to the closing price per common share as quoted by the NYSE at the close of business on the date of grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date. Upon exercise of the option, each employee share option converts into one common share of Globant. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiration (ten years after the grant date).

The expenses associated with share-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations and the trading price of our common shares.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing noncompetition clauses.

We are a party to an agreement with one client that restricts our ability to perform similar services for its competitors. We may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Risks Related to Operating in Latin America and Argentina

Our principal operating subsidiary is based in Argentina and we have subsidiaries in Colombia, Uruguay, Peru, Mexico and Brazil. There are significant risks to operating in those countries that should be carefully considered before making an investment decision.

Latin America

Latin America has experienced adverse economic conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina as well as the other Latin American countries in which we operate, such as Colombia, Uruguay, Peru, Mexico and Brazil. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Currently, as a consequence of adverse economic conditions in global markets and diminishing commodity prices, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised and continue to exercise significant influence over the economies of the countries where we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by:

•	changes in government policies or regulations, including such factors as exchange rates and exchange control policies;
•	inflation rates;
•	interest rates;
•	tariff and inflation control policies;
•	price control policies;
•	liquidity of domestic capital and lending markets;
•	electricity rationing;
•	tax policies, royalty and tax increases and retroactive tax claims; and
•	other political, diplomatic, social and economic developments in or affecting the countries where we operate.

Inflation, and government measures to curb inflation in Latin America, may adversely affect the economies in the countries where we operate in Latin America, our business and results of operations.

Some of the countries in which we operate in Latin America have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in many of these countries have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in Latin America, which could adversely affect our business, financial condition and results of operations.

We conduct our operations primarily in Latin America. Economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates (most notably between the U.S. dollar and the Argentine peso).

We conduct a substantial portion of our operations outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. The exposure associated with generating revenues and incurring expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. Our consolidated financial statements and those of most of our subsidiaries are presented in U.S. dollars, whereas some of our subsidiaries’ operations are performed in local currencies. Therefore, the resulting exchange differences arising from the translation to our presentation currency are recognized in the finance gain or expense item or as a separate component of equity depending on the functional currency for each subsidiary. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

In addition, our results of operations and financial condition are particularly sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos, while the substantial portion of our revenues are generated outside of Argentina in U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the U.S. dollar relative to the Argentine peso could impact our operating margins negatively.

In 2002, the enactment of Argentine Law No. 25,561 ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity, and the value of the Argentine peso against the U.S. dollar has fluctuated significantly since then. As a result of this economic instability, the Argentine peso has been subject to significant devaluation against the U.S. dollar and Argentina’s foreign debt rating has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso. The Argentine peso depreciated 10.1% against the U.S. dollar in 2009, 4.7% in 2010, 8.0% in 2011, 14.4% in 2012, 32.5% in 2013, 31.2% in 2014 and 3.1% for the three months ended March 31, 2015.

The significant restrictions on the purchase of foreign currency have given rise to the development of an implied rate of exchange. See “— Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.” The implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate. As a result, fluctuations in the Argentine peso against the U.S. dollar may have a material impact on the value of an investment in our common shares. Because most of our operations are located in Argentina, large variations in the comparative value of the Argentina peso and the U.S. dollar may adversely affect our business.

Despite the positive effects of the depreciation of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, including our business, it has also had a far-reaching negative impact on the Argentine economy and on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and has also led to very high inflation initially and significantly reduced real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations. If the Argentine peso is significantly devalued, the Argentine economy and our business could be adversely affected.

A significant appreciation of the Argentine peso against the U.S. dollar could also adversely affect the Argentine economy as well as our business. Our results of operations are sensitive to changes in the Argentine peso/U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and therefore our costs are incurred, for the most-part, in Argentine pesos. In the short term, a significant appreciation of the Argentine peso against the U.S. dollar would adversely affect exports and the desire of foreign companies to purchase services from Argentina. Our business is dependent to a certain extent on maintaining our labor and other costs competitive with those of companies located in other regions around the world from which technology and IT services may be purchased by clients in the United States and Europe. We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2014, our principal Argentine operating subsidiary, Sistemas Globales S.A., entered into foreign exchange forward contracts to reduce its risk of exposure to fluctuations in foreign currency. We may in the future, as circumstances warrant, decide to enter into derivative transactions to hedge our exposure to the Argentine peso/U.S. dollar exchange rate. If we do not hedge such exposure or we do not do so effectively, an appreciation of the Argentine peso against the U.S. dollar may raise our costs, which would increase the prices of our services to our customers, which, in turn, could adversely affect our business, financial condition and results of operations.

Government intervention in the Argentine economy, particularly expropriation policies, could adversely affect our results of operations or financial condition.

The Argentine government has assumed substantial control over the Argentine economy and it may increase its level of intervention in certain areas, particularly expropriation policies. For example, on April 16, 2012, the Argentine government sent a bill to the Argentine Congress to expropriate 51% of the Class D Shares of YPF S.A. (“YPF”), the main Argentine oil company. The expropriation law was passed by Congress on May 3, 2012 and provides for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol, S.A. and its affiliates. The Argentine government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces own 51% and 49%, respectively, of the YPF shares subject to seizure. However, during February 2014, the Argentine government agreed to pay Repsol S.A. $5.0 billion in Argentine sovereign bonds to compensate them for the seizure of the YPF shares. This agreement has been ratified by Repsol, S.A.’s shareholders and by the Argentine Congress through Law No. 26,932, which was passed on April 24, 2014 and Argentine sovereign bonds have been delivered to Repsol, S.A.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the Comisión Nacional de Valores (“CNV”) to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days.

Supply Law No. 26,991 became effective on September 28, 2014 (the “Supply Law”). The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs destined to the general welfare of the population, and grants broad delegations of powers to the Trade Secretariat, dependent on the Ministry of Economy and Public Finance (the “Enforcement Authority”) to regulate such processes. The Supply Law also provides that in a situation of shortage or scarcity of goods or services which satisfy basic needs destined to the general welfare of the population, the Enforcement Authority may order their sale, production, distribution and delivery throughout the Argentine territory.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries.

Argentine presidential, congressional, municipal and state government elections are expected to be held in October 2015. Uncertainty resulting from the election campaigns regarding the results of the elections, or as a result of uncertainty as to whether the new Argentine government will implement changes in policy or regulation, may adversely affect the Argentine economy. The president of Argentina and its congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine government after such elections will not adversely affect our business, results of operations or financial condition.

The approval of judicial reforms proposed by the Argentine government could adversely affect our operations.

On April 8, 2013, the Argentine government submitted to the Argentine Congress three bills relating to: (a) the creation of three courts of cassation and the amendment of the Civil and Commercial Procedure Code, which was passed by the Argentine Congress on April 24, 2013 (the “Courts of Cassation Law”); (b)

amendments to Law No. 24,937, which governs the Council of the Judiciary, which was passed by the Argentine Congress on May 8, 2013 (the “Council of the Judiciary Law”); and (c) a new regulation providing for precautionary measures in proceedings involving the federal government or any of its decentralized entities, which was passed by the Argentine Congress on April 24, 2013 (the “Precautionary Proceedings Law”).

The Courts of Cassation Law creates: (1) a federal court of cassation to review administrative law matters; (2) a federal court of cassation to review labor and social security law matters; and (3) a federal court of cassation to review civil and commercial law matters. These three new federal courts (collectively, the “Cassation Courts”) will have jurisdiction to review appeals of decisions rendered by the Argentine federal Courts of Appeals on administrative law, labor and social security, and civil and commercial matters, respectively, and to decide the constitutionality of those appeals. Appointees to the Cassation Courts must satisfy the same conditions as Supreme Court judicial candidates in order to be named to the Cassation Courts. Abbreviated designation procedures may be implemented to expedite the appointment process. Finally, the Courts of Cassation Law reduces the number of members of the Supreme Court of Argentina from seven to five. As a result of the passing of this law, judicial proceedings before federal and national courts may require more time and cost to pursue because there will be a new level of judicial review before having access to the Argentine federal Supreme Court.

The Council of the Judiciary Law increases the number of members of the Council of the Judiciary from 13 to 19, including three judges, three lawyers’ representatives, six academic representatives, six congressmen (four from the majority party and two from the minority party) and a member of the federal executive branch. Furthermore, the Council of the Judiciary Law changes the methodology for appointing members to the Council. Members of the Council were previously appointed by their peers. According to the Council of the Judiciary Law, members will be appointed concurrently with the general presidential elections by means of the existing open, compulsory and simultaneous primary elections. The Council of the Judiciary is entrusted with broad powers to: (1) organize and run the judicial system, including the training, appointment and removal of judges; (2) approve the draft proposal for the judicial annual budget, establish the system of compensation and provide for the administration of all judicial personnel; (3) sanction judges and retired judges; and (4) amend the regulatory regime applicable to the judiciary system. Consequently, the election of the members of the Council of the Judiciary is expected to be politically influenced, and non-political constituencies for the removal of judges would have less impact.

Under the Precautionary Proceedings Law, judges will need to establish a period of effectiveness of precautionary measures, under penalty of nullity, against the Argentine government and its agencies of no longer than six months in normal proceedings, and three months in abbreviated proceedings and in cases of “amparo.” The term of precautionary measures may be extended for six months if it is in the public interest. Consideration will be given to any dilatory tactics or proactive measures taken by the party that was awarded the precautionary measures. In addition, judges are allowed to grant precautionary measures that would affect or disrupt the purposes, properties or revenues of the Argentine federal government, nor could judges impose personal monetary charges on public officers. Moreover, precautionary measures against the Argentine federal government or its decentralized entities will be effective once the requesting party posts an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measures are granted to the federal government or any of its decentralized entities. Finally, the law does not permit precautionary measures that concur with the purpose of the substantive litigation.

On June 18, 2013, the Supreme Court declared certain sections of the Council of the Judiciary Law unconstitutional, in particular those sections referring to the increase in the number of members of the Council of the Judiciary and the methodology for appointing such members. The Court of Cassation Law and the Precautionary Proceedings Law have also been challenged before the Argentine courts, although final resolution of these challenges by the Supreme Court is still pending.

These laws may have an effect on our operations in Argentina, since it may become more difficult to guarantee our right to a timely and unbiased judicial review of administrative decisions.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

Since 2007, the inflation index has been extensively discussed in the Argentine economy. The intervention of the Argentine government in the National Institute of Statistics and Census Information (Instituto Nacional de Estadísticas y Censos, or “INDEC”) and the change in the way the inflation index is measured have resulted in disagreements between the Argentine government and private consultants as to the actual annual inflation rate. The Argentine government has imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically share their data with Argentine lawmakers who oppose the current government, who release such data from time to time. This could result in a further decrease in confidence in Argentina’s economy.

According to the INDEC, the consumer price index increased 3.4% for the three months ended March 31, 2015 and 21.7%, 10.9% and 10.8% in 2014, 2013 and 2012, respectively. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an annualized inflation rate of 28.8% for 2015, as of March 31, 2015, and an inflation rate of 38.5%, 28.3% and 25.6% for the years ended December 31, 2014, 2013 and 2012, respectively.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real Gross Domestic Product (“GDP”). On November 23, 2010, the Argentine government consulted with the International Monetary Fund (the “IMF”) for technical assistance in order to prepare a new national consumer price index, with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create this index. Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient, and, as a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay. On February 14, 2013, the Argentine government announced a new consumer price index called the Indice de Precios al Consumidor Nacional Urbano (the “IPCNU”), which was 21.7% for the year ended December 31, 2014. The IMF acknowledged the new index and indicated it will review the same to confirm that it satisfies IMF requirements. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period of 5.5%. For the year ended December 31, 2014, Argentina GDP grew 0.5% according to the INDEC. If it is determined that it is necessary to unfavorably adjust the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Argentina’s defaults with respect to the payment of its foreign debt could prevent the government and the private sector from accessing the international capital markets, which could adversely affect our financial condition, including our ability to obtain financing outside of Argentina.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion. In December of 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002,

Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (such as the IMF and the “Paris Club” — an informal intergovernmental group of creditors from 19 different countries that convenes to renegotiate debts to sovereign creditors) and other financial institutions. In 2006, Argentina cancelled all of its outstanding debt with the IMF totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over $74.4 billion of its defaulted debt. On September 2, 2008, pursuant to Decree No. 1,394/08, Argentina officially announced a decision to pay its outstanding debt to the Paris Club, which offer was accepted. As of September 30, 2013, Argentina’s total public debt (including amounts owed to the Paris Club) amounted to $201 billion and the amount owed specifically to the Paris Club, as of September 30, 2013, equaled $5.9 billion. On May 29, 2014, the Paris Club announced that it had reached an agreement to clear Argentina’s debt in arrears due to the Paris Club in the amount of $9.7 billion, as of April 30, 2014. The agreement provides for repayment of the debt within five years, including a minimum of $1.2 billion to be paid during May 2015 and an additional payment during May 2016. Argentina has already made two payments to the Paris Club. The first payment, in the amount of $642 million, occurred in July 2014. The second payment, in the amount of $685 million, occurred in May 2015.

The foreign shareholders of several Argentine companies, including public utilities and bondholders that did not participate in the exchange offers described above, have filed claims in excess of $16 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment dispositions set forth in several bilateral investment treaties to which Argentina is a party. As of December 31, 2011, the ICSID has ruled that the Argentine government must pay an amount of approximately $1 billion, plus interest and incurred expenses, in respect of such claims. Furthermore, in connection with the same matter, the United Nations Commission on International Trade Law has issued two judgments requiring the Argentine government to pay $240 million, plus interest and expenses, to these entities. In addition, on August 4, 2011, the ICSID held that it had jurisdiction to hear claims brought by 60,000 Italian holders of Argentine sovereign debt who did not participate in the exchange offers and filed a request for arbitration with the ICSID for a claim totaling $4.4 billion. The tribunal also issued a procedural order to examine how the proceedings were conducted and how the procedural calendar was developed. On July 11, 2013, the arbitration tribunal was constituted in accordance with ICSID convention. From August 9–13, 2013, certain ICSID judgment creditors, including Blue Ridge Investments L.L.C., CC-WB Holdings LLC, Vivendi Universal S.A., Compañía Aguas de Aconquija S.A., Azurix Corp. and NG-UN Holdings LLC, sent letters to the Argentine Ministry of Economy proposing settlement of their claims. On October 18, 2013, the Argentine Ministry of Economy issued Resolution No. 598/2013, which approved a form of a transactional agreement to be entered into with such creditors. The transactional agreement provides for a 25% reduction of the creditors’ claims and payment in kind through Argentine sovereign bonds (denominated in U.S. dollars, “BODEN”) and Bonos de la Nación Argentina en Dólares Estadounidenses 7% 2017. In addition, the creditors would subscribe for Argentine Bono Argentino de Ahorro para el Desarrollo Económico — Registrable in an amount equal to 10% of their claims. By entering into these transactional agreements, the creditors and the Argentine government will waive all of their respective claims in regard to any awards and any other judicial or administrative actions seeking to obtain recognition and enforcement of such awards. On March 20, 2014, the ICSID proceeding filed by Repsol S.A. on December 18, 2012 in connection with YPF’s expropriation was suspended pursuant to an agreement between Repsol and the Argentine government, which was ratified by the Argentine Congress on April 24, 2014.

On March 28, 2012, by way of enactment of Law No. 26,739, the Argentine Congress approved an amendment of the charter of the Argentine Central Bank (Banco Central de la República Argentina) that, among other things:

•	limits the availability of economic information (i.e., expected rate of inflation, amount and composition of reserves and of the monetary base);
•	significantly increases the Argentine government’s access to financing from the Argentine Central Bank;

•	grants the board of directors of the Argentine Central Bank the discretion to determine the required level of reserves;
•	establishes that any reserves above the required level fixed by the board of directors constitute freely available reserves; and
•	provides that in addition to the payment of obligations with international financial institutions, the freely available reserves may now also be applied towards the payment of official bilateral external debt (such as the Paris Club).

In litigation brought before the U.S. federal district court for the Southern District of New York, certain holders of Argentina’s bonds that did not participate in the exchange offers conducted in 2005 and 2010 have challenged Argentina’s decision to pay bondholders who agreed to participate in those exchange offers even as it refuses to pay the nonparticipating bondholders. Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the district court granted an injunction requiring Argentina to pay holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the December 15 scheduled payment of the restructured debt. In its decision issued on October 26, 2012, the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”) affirmed the U.S. federal district court’s ruling that Argentina’s actions violate contractual provisions in the Fiscal Agency Agreement under which the bonds were issued that require the issuer to treat bondholders equally. The Second Circuit’s decision also largely upheld injunctions in favor of the nonparticipating bondholders that the U.S. federal district court issued in February 2012 but stayed pending appeal. The injunctions bar Argentina from paying $3.41 billion that is due to the bondholders on the restructured debt that was issued to them in the 2005 and 2010 exchange offers unless it also makes arrangements to deposit $1.33 billion into escrow to pay the nonparticipating bondholders on the bonds held by them. In an order issued on November 21, 2012, the U.S. federal district court lifted its stay on those injunctions and, as per the Second Circuit’s prior request, clarified the injunction payment formula. However, on November 28, 2012, the Second Circuit granted a stay on the above injunctions and scheduled oral arguments by the parties for February 27, 2013. Following a hearing on March 29, 2013, Argentina submitted an alternative payment formula that includes two options. Under the first option, individual investors will receive par bonds due in 2013, plus cash payment for past-due interest and GDP-linked securities. Under the second option, institutional investors will receive discount bonds due in 2033, along with bonds due 2017 for past-due interest and GDP-linked securities. On April 19, 2013, the plaintiffs filed a response rejecting the Argentine offer. On June 24, 2013, Argentina filed a petition for a writ of certiorari in the United States Supreme Court asking it to review the October 26, 2012 decision of the Second Circuit. On August 23, 2013, the Second Circuit affirmed the district court ruling of November 21, 2012 with respect to the injunction payment formula, but stayed enforcement of the injunctions pending resolution of Argentina’s petition before the Supreme Court. On September 20, 2013, Argentina passed Law No. 26,886, which approved a new exchange offer to those bondholders that did not participate in the 2005 and 2010 exchange offers. On September 30, 2013, the Supreme Court decided not to include the review of the October 26, 2012 decision in its docket for the coming term. On February 17, 2014, Argentina filed a petition for a writ of certiorari in the Supreme Court asking it to review the August 23, 2013 decision of the Second Circuit. On April 21, 2014, the Supreme Court held a hearing with the nonparticipating bondholders and Argentina. On June 16, 2014, the Supreme Court decided not to hear Argentina’s appeal on the August 23, 2013 decision of the Second Circuit. Subsequently, the District Court lifted the stay on enforcement of the injunction on June 18, 2014, and on June 26, 2014, it denied an additional request for a stay of the injunctions. Additionally, on June 23, 2014, the District Court appointed Daniel A. Pollack as Special Master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, Argentina announced that it had deposited $539 million with the Bank of New York Mellon, the trustee which manages bond payments for Argentina’s main, not litigating, bondholders and, on June 27, 2014, Judge Thomas Griesa, the U.S. federal judge in charge of the case, issued a statement saying he would nullify any payment made to the main bondholders and order that the amounts corresponding to said payment remain deposited with The Bank of New York Mellon. The negotiations between Argentina and the litigating bondholders with the Special Master ended on July 30, 2014 without reaching an agreement. Since that date, Argentina entered into default vis-à-vis the bondholders that benefited from such judicial ruling. This resulted in a portion of Argentina’s sovereign debt being considered in “technical default,” upon which Standard & Poor’s reduced its credit rating on Argentina’s foreign-currency sovereign debt to “selective default”. On July 28 and August 4, 2014, Judge Griesa issued a one-time permission allowing the making of certain payments under the restructured bonds. On September 12, 2014, Law No. 26,984 was published in the Official Gazette establishing, inter alia, the removal of The Bank of New York Mellon as trustee under the 2005 and 2010 restructurings and its replacement by Nación Fideicomisos S.A., an entity within the Banco de la Nación Argentina. Additionally, Law No. 26,984 sets forth that payments under the 2005 and 2010 restructurings shall be made in Argentina in a special account to be held by the new trustee in the Central Bank and, if requested by the bondholders of the restructured debt, Argentina shall launch a new exchange offer for bonds governed by Argentine and French law in exchange for those bonds affected by the judicial decisions referred to above. On September 29, 2014, Judge Griesa held Argentina in contempt of court for attempting to pay bondholders in defiance of his rulings, but declared that he would not issue sanctions until a later date. The appeal filed by Argentina against Judge Griesa’s ruling was denied in April 2015.

Certain investment fund holders of Argentine bonds governed by French law filed lawsuits against The Bank of New York Mellon in London for breach of its fiduciary duties as a result of not transferring the amounts deposited by Argentina on June 30, 2013. On February 13, 2015, London courts ruled that interest payments under euro-denominated Argentine bonds are governed by English law, but declined to order that the funds held by the Bank of New York Mellon be distributed to the bondholders.

Argentina’s default with respect to the payment of its foreign debt, its delay in completing the debt restructuring process with creditors that did not participate in the related exchange offers, the aforementioned complaints filed against Argentina and the Supreme Court’s decision not to hear Argentina’s appeal and the declaration of contempt, could prevent the government from obtaining international private financing or receiving direct foreign investment as well as private sector companies in Argentina from accessing the international capital markets. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. Without access to direct foreign investment, the government may not have sufficient financial resources to foster economic growth.

On May 11, 2015, the plaintiffs that obtained pari passu injunctions asked the U.S. district court to amend their complaints to include claims alleging that Argentina’s issuance and servicing of BONAR 2024 bonds, and its external indebtedness in general, would violate the pari passu clause. Those requests are pending before the district court.

On June 5, 2015, the Second Circuit granted partial summary judgment to a group of 526 ”me-too” plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated a pari passu clause in bonds issued to the “me-too” bondholders. The decision obligates Argentina to pay the plaintiffs $5.4 billion before it can make payments on restructured debt.

Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During the first half of 2011, we were able to obtain export lines of credit from our Argentine lenders in U.S. dollars at interest rates of 2 – 3% per year. Toward the end of 2011, the interest rates on our export lines from those lenders increased to 5 – 6% per year. During 2012, 2013, 2014, and the first three months of 2015, it became increasingly difficult to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. As a result, we expect to incur higher financing costs in future periods, which may have an adverse impact on our results of operations and financial condition.

The lack of financing available for Argentine companies may have an adverse effect on the results of our operations, our ability to access capital and the market price of our common shares.

The prospects for Argentine enterprises accessing financial markets are limited in terms of the amount of financing available and the conditions and costs of such financing. In addition to the default on the Argentine sovereign debt and the global economic crisis that have significantly limited the ability of Argentine enterprises to access international financial markets, in November 2008, the Argentine congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. In addition, the Argentine government, through its assumption of the AFJP’s equity investments in a variety of the country’s main private companies, became a significant shareholder in such companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina, which may impact our ability to access the capital markets in the future.

Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on the results of our operations and on the market price of our common shares.

Argentine exchange controls on the acquisition of foreign currency and on transfers abroad and capital inflows have limited, and may continue to limit, the availability of international credit and access to capital markets, which could have a material adverse effect on our financial condition and business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad. Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since the second half of 2011, the Argentine government has increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of foreign currency. Furthermore, new AFIP regulations require that all foreign exchange transactions be registered with AFIP. In addition, the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. Moreover, legislative, judicial or administrative changes or interpretations may be forthcoming. Additional controls could have a negative effect on the ability of Argentine entities to access the international credit or capital markets, the Argentine economy and our financial condition and business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.

Argentine law currently permits the Argentine government to impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina (including dividend payments) in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Argentine Central Bank, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during 2012 and 2013. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios, or “FX Market”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Argentine Central Bank before executing any specific foreign exchange transaction. For more information, please see “Regulatory Overview — Foreign Exchange Controls.” In addition, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. The domestic revenues of our Argentine subsidiaries (excluding intercompany revenues to other Globant subsidiaries, which are eliminated in consolidation) were $1.3 million in the three months ended March 31, 2015, $4.1 million in 2014, $5.5 million in 2013 and $4.9 million in 2012, representing 2.4%, 2.1%, 3.5% and 3.8% of our consolidated revenues for the relevant period, respectively.

Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Argentine pesos in Argentina may be subject to restrictions. As from October 28, 2011, in order for a non-Argentine investor to be granted access to the FX Market to purchase foreign currency with Argentine pesos received in Argentina as a result of a stock sale, capital reduction or liquidation of an Argentine company, it is a requirement that the funds originally used for such investment, disbursement or capital contribution, as applicable, were settled through the FX Market. This requirement applies only to capital contributions to local companies or foreign currency purchases of the stock of an Argentine company made as from October 28, 2011 that qualify as “foreign direct investments” (i.e., represent at least 10% of the Argentine company’s capital stock). In the case of equity positions below the 10% threshold, repatriation is subject to a monthly threshold of $0.5 million. Transfers in excess of that monthly threshold are subject to prior approval by the Argentine Central Bank. The Argentine government could adopt further restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine pesos it receives in Argentina into U.S. dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Argentina’s regulations on proceeds from the export of services increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could also have an adverse effect on us.

Argentine law, including Communication “A” 5264 of the Argentine Central Bank, as amended, requires Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market, which is administered by the Argentine Central Bank within 15 business days from the date the foreign currency proceeds are collected.

Argentine law does not require exporters of services to be paid only in foreign currency. The applicable regulations do not prohibit or regulate the receipt of in-kind payments by such exporters. During 2013, our U.S. subsidiary agreed to make payment for a portion of the services provided by our Argentine subsidiaries by delivery of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN based on the quoted Argentine peso price in the Argentine markets during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina.

During the three months ended March 31, 2015 and the year ended December 31, 2014, we did not participate in any BODEN transactions in connection with payment by our U.S. subsidiary for services provided by our Argentine subsidiaries. If in the future we decide to resume those transactions, we cannot assure you that the Argentine government will not restrict exporters from receiving in-kind payment, require them to repatriate those payments received through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition. See note 3.18.1 to our audited consolidated financial statements, “Operating and Financial Review and Prospects — Results of Operations — 2014 Compared to 2013,” “Operating and Financial Review and Prospects — Results of Operations — 2013 Compared to 2012” and “Certain Income Statement Line Items — Gain on Transaction with Bonds.”

Transactions with bonds acquired as proceeds from the capitalization of our Argentine subsidiaries increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of additional regulations on proceeds collected outside Argentina for capitalization of our Argentine subsidiaries could also have an adverse effect on us.

During the three months ended March 31, 2015 and the year ended December 31, 2014, our Argentine subsidiaries, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. See note 4.4 to our unaudited condensed interim consolidated financial statements.

After acquiring these bonds and after holding them for a certain period of time, our Argentine subsidiaries sold those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the three months ended March 31, 2015 and the year ended December 31, 2014 was higher than its quoted price in the U.S. market (in U.S dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into our Argentine subsidiaries’ functional currency, thus, as a result, we recognized a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

We cannot assure you that the quoted price of the BONAR in Argentine pesos in the Argentine markets will continue to be higher than the quoted price in the U.S. debt markets in U.S. dollars converted at the official exchange rate prevailing in Argentina.

Although as of the date of this prospectus, we are not obliged to settle proceeds received from capitalizations abroad through the FX Market, we cannot assure you that the Argentine government will not require Argentine companies to repatriate such proceeds through the FX Market, or make any other legislative, judicial, or administrative changes or interpretations, any of which could have a material adverse effect on our business, results of operations and financial condition. See note 3.18 to our audited consolidated financial statements, “Operations and Financial Review and Prospects — Results of Operations — Comparison of the Three Months Ended March 31, 2015 and 2014”, “Operating and Financial Review and Prospects — Results of Operations — 2014 Compared to 2013”, “Operating and Financial Review and Prospects — Results of Operations — 2013 Compared to 2012” and “Certain Income Statement Line Items — Gain on Transaction with Bonds.”

The Argentine government may order salary increases to be paid to employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014 and to 4,716 Argentine pesos in January 2015. Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries. During the first months of 2015, various unions have agreed with employers’ associations on salary increases over 25%, although many unions are still negotiating salary increases around

30%. Due to the acceleration of inflation, it is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. If as a result of such measures future salary increases in Argentine peso exceed the pace of the devaluation of the Argentine peso, they could have a material and adverse effect on our expenses and business, results of operations and financial condition and, thus, on the trading prices for our common shares.

Our operating cash flows may be adversely affected if there is a delay in obtaining reimbursement of value-added tax credits from AFIP.

As of March 2015, our Argentine operating subsidiary IAFH Global S.A. has recognized an aggregate of $7.3 million in value-added tax credits. These tax credits may be monetized by way of cash reimbursement from AFIP. Obtaining this cash reimbursement requires submission of a written request to AFIP, which is subject to its approval. In the event that AFIP delays its approval of the request for reimbursement of these value-added tax credits, our ability to monetize the value of those credits would be delayed, which could adversely affect the timing of our cash flows from operations.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

In 2012, a proposal made by the Argentine tax authorities to amend various aspects of the Argentine income tax law was made public. Pursuant to the proposed bill, among other things, deductible losses (that can be deducted within the next five years) would be limited to 30% of the income earned in each fiscal year and payments made to individuals or entities located or incorporated in countries with low or no taxation would be subject to a withholding tax at a rate of 35% and would not be deductible. As of the date of this prospectus, this proposal has not yet been introduced in the Argentine Congress. If this bill is passed into law, the limitations on deductions may adversely affect the results of our Argentine subsidiaries’ operations.

In addition, in 2012, the Argentine government terminated the application of the treaties for the avoidance of double taxation that were in force with the Republic of Chile and Spain. Pursuant to these treaties, shares and other equity interests in local companies owned by Chilean or Spanish residents enjoyed a preferential tax treatment by which taxes on personal assets were not applicable. The decision to denounce and therefore terminate the above-mentioned taxation treaties was published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 13 and July 16, 2012. In accordance with the denouncement provisions set forth in both treaties, in most cases, the treaties ceased to be in effect as of January 1, 2013, and personal assets of certain Chilean and Spanish residents became subject to taxation. The termination of the treaty with Spain resulted in the imposition of Argentine withholding tax at a rate of 35%, effective January 1, 2013, on the distribution of dividends by our Argentine subsidiaries to our Spanish subsidiary, Spain Holdco, in excess of their taxable income accumulated by the end of the fiscal year immediately prior to the distribution of such dividends (equalization tax). In addition, interest paid by our Argentine subsidiaries on any indebtedness owed to Spain Holdco became subject to Argentine withholding tax at that same rate. In February 2013, the Spanish cabinet approved the execution of a new double-taxation treaty with Argentina. On November 27, 2013, the Argentine Congress approved the aforementioned treaty, which was published in the Argentine Official Gazette on December 18, 2013. This new treaty with Spain entered into force on December 23, 2013 and has retroactive effect to January 1, 2013 with regard to taxes withheld in the country in which the taxable income was generated and other specific cases. This treaty replaces the previous double-taxation treaty between Argentina and Spain that was terminated on July 16, 2012. Under this new treaty, the withholding rate applicable to interest is reduced (and, under certain circumstances, exempted) if certain requirements are met and the Spanish resident receiving the interest payment is the beneficial owner of such interest.

On September 23, 2013, Argentine Law No. 26,893 amending the income tax law was enacted. According to the amendments, the distribution of dividends by Argentine companies is subject to withholding tax at a rate of 10% unless dividends are distributed to Argentine corporate entities, and the sale, exchange or disposition of shares and other securities is subject to withholding tax at a rate of 15% when gains are recognized by any Argentine resident individual or foreign beneficiary. There is an exemption for Argentine resident individuals if certain requirements are met. However, as of the date of this prospectus, many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by the Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares. The distribution of dividends by our Argentine subsidiaries to Spain Holdco is subject to this withholding tax. These dividend distributions are treated as income tax credits for Spain Holdco. As a holding company, Spain Holdco does not generate significant revenues and may be unable to recover the tax credits generated by the distributions, which might then need to be written off. These amendments may adversely affect the results of our operations.

Argentina’s economic recovery since the 2001 – 2002 economic crisis has undergone a significant slowdown, and any further decline in Argentina’s rate of recovery could adversely affect our business, financial condition and results of operations.

Although general economic conditions in Argentina have recovered significantly since the 2001 – 2002 economic crisis, an ongoing slowdown suggests uncertainty as to whether the growth experienced during this period is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and a lack of consumer and investor confidence. According to the INDEC, Argentina’s real GDP grew by 0.5% in 2014, 3.0% in 2013, 1.9% in 2012, 8.9% in 2011, 9.2% in 2010, 0.9% in 2009 and 6.8% in 2008. There is uncertainty as to whether Argentina will suffer a further decline in growth rate or as to the timing of more robust growth or even be able to maintain the current level of economic growth.

Economic conditions in Argentina during 2012, 2013, 2014 and 2015 have included increased inflation, continued demand for wage increases, a rising fiscal deficit, the legally required repayment of Argentina’s foreign debt in 2012 and a decrease in commercial growth. In addition, beginning in the second half of 2011, an increase in capital flight from Argentina has caused the Argentine government to strengthen its foreign exchange controls and eliminate subsidies to the private sector. During 2013 and 2014, foreign exchange restrictions have tightened and the government has imposed price controls on certain goods to control inflation.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Argentine peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our services, which could adversely affect our business, financial condition and results of operations.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina is a federal country with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our delivery centers are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Risks Related to the Offering and Our Common Shares

The price of our common shares may be highly volatile.

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•	announcements by us or our competitors of significant contracts or acquisitions;
•	future sales of our common shares; and
•	investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Holders of our common shares may experience losses due to increased volatility in the U.S. capital markets.

The U.S. capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of our common shares to decline.

In addition, on August 5, 2011, Standard & Poor's Ratings Services (“S&P”) lowered the long-term sovereign credit rating of the U.S. government debt obligations from AAA to AA+. On November 28, 2011, Fitch Ratings downgraded its U.S. Government rating outlook to negative and stated that a downgrade of the U.S. sovereign credit rating would occur without a credible plan in place by 2013 to reduce the U.S. Government's deficit. These actions initially have had an adverse effect on capital markets in the United States and elsewhere, contributing to volatility and decreases in prices of many securities trading on the U.S. national exchanges, such as the NYSE. Further downgrades to the U.S. Government's sovereign credit rating by any rating agency, as well as negative changes to the perceived creditworthiness of U.S. Government-related obligations, could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any volatility in the capital markets in the United States or in other developed countries, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of our common shares.

We may be classified by the Internal Revenue Service as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. Because, for U.S. federal income tax purposes, we have valued our goodwill based on the market value of our equity, a decrease in the price of our common shares may also result in our becoming a PFIC. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. See “Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules.”

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations, revolving line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services companies;
•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•	our future results of operations and financial condition;
•	government regulation of foreign investment in the United States, Europe, and Latin America; and
•	global economic, political and other conditions in jurisdictions in which we do business.

Concentration of ownership among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions or adversely affect the trading price of our common shares.

On the closing date of this offering our executive officers, directors and principal shareholders will beneficially own, in the aggregate, approximately     % of our outstanding common shares and will own options that will enable them to own, in the aggregate, approximately     % of our outstanding common shares assuming no exercise of the underwriters’ option to purchase additional common shares. As a result, these shareholders will continue to have substantial control over us and be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. This concentration of influence could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders. For example, our officers, directors and principal shareholders could delay or prevent an acquisition or merger even if the transaction would benefit other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common shares because investors often perceive disadvantages in owning shares in companies with principal shareholders.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. government, NYSE or other relevant regulatory authority.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, our efforts to comply with certain sections of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the related regulations regarding required assessment of internal controls over financial reporting and, when we cease being an “emerging growth company” within the meaning of the rules under the Securities Act and become subject to Section 404(b), our external auditor’s audit of that assessment requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Failure to establish and maintain effective internal controls in accordance with Section 404 could have a material adverse effect on our business and common share price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which will require management assessments and certifications of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remedy in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, when we cease being an “emerging growth company” within the meaning of the rules under the Securities Act and become subject to Section 404(b), our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting but may not be able or willing to issue an unqualified report. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of remediation actions and testing or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors (when we become subject to Section 404(b)) are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States. we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attactive to investors.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors.

We are an “emerging growth company” within the meaning of the rules under the Securities Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In addition, we will not be subject to certain requirements of Section 404 including the additional level of review of our internal controls over financial reporting as may occur when outside auditors attest as to our those controls over financial reporting.

As a result, our shareholders may not have access to certain information they may deem important. We will remain an emerging growth company until the end of the fiscal year 2019, though we may cease to be an emerging growth company earlier under certain circumstances, If the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time and we have been subject to the reporting requirements of the Exchange Act for at least 12 months and have filed at least one annual report pursuant to such reporting requirements or if our revenues exceed $1 billion in a fiscal year, we would cease to be “emerging growth company” as of December 31 of that year. We would also cease to be an “emerging growth company” on the date on which we issue more than $1 billion in non-convertible debt in a three year period. If we take advantage of any of these exemptions, investors may find our common shares less attractive as a result, which, in turn, could lead to a less active trading market for our common shares and volatility in our share price.

We do not plan to declare dividends, and our ability to do so will be affected by restrictions under Luxembourg law.

We have not declared dividends in the past and do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, both our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée) (“Luxembourg Corporate Law”) require a general meeting of shareholders to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, if we declare dividends in the future, we may not be able to pay them more frequently than annually. As permitted by Luxembourg Corporate Law, our articles of association authorize the declaration of dividends more frequently than annually by our board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net income made since the end of the last financial year for which the annual accounts have been approved, plus any net income carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year’s accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants in our or their financing agreements or by the law of their respective jurisdictions of incorporation. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends. See “— Risks Related to Operating in Latin America and Argentina — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina.”

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing joint stock companies. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.

Under Luxembourg Corporate Law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, in accordance with Luxembourg law, our articles of association authorize our board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by Luxembourg law to the extent our board deems such suppression, waiver or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including a premium). This authorization, which was extended on May 4, 2015, ends on the fifth anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on May 4, 2015, which publication did not occur yet. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg Corporate Law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

Under our articles of association and also pursuant to separate indemnification agreements, we indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other comparable terminology.

Before you invest in our common shares, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•	If we are unable to maintain current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected;
•	If we are unable to manage attrition and attract and retain highly-skilled IT professionals, we may not have the necessary resources to maintain client relationships, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations;
•	If the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable;
•	We may not be able to achieve our anticipated growth, which could materially adversely affect our revenues, results of operations, business and prospects;
•	We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;
•	If we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected.
•	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer;
•	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected;
•	We derive a significant portion of our revenues from clients located in the United States and, to a lesser extent, Europe. Worsening general economic conditions in the United States, Europe or globally could materially adversely affect our revenues, margins, results of operations and financial condition;
•	Uncertainty concerning the instability in the current economic, political and social environment in Argentina may have an adverse impact on capital flows and could adversely affect our business, financial condition and results of operations;
•	Argentina’s regulations on proceeds from the export of services may increase our exposure to fluctuations in the value of the Argentine peso, which, in turn, could have an adverse effect on our operations and the market price of our common shares. The imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls could also have an adverse effect on us; and
•	Our greater than 5% shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately % of our outstanding common shares after this offering,

which includes approximately %, % and % of our outstanding common shares after this offering which will be owned by affiliates of WPP, Riverwood Capital and FTV Capital, respectively. These insiders will therefore continue to have substantial control over us after this offering and could prevent new investors from influencing significant corporate decisions, such as approval of key transactions, including a change of control.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read “Risk Factors” in this prospectus and the description of our business under “Business” in this prospectus for a more complete discussion of the factors that could affect us.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CURRENCY PRESENTATION AND DEFINITIONS

In this prospectus, all references to “U.S. dollars” and “$” are to the lawful currency of the United States, all references to “Argentine pesos” are to the lawful currency of the Republic of Argentina, all references to “Colombian pesos” are to the lawful currency of the Republic of Colombia, all references to “Uruguayan pesos” are to the lawful currency of the Eastern Republic of Uruguay, all references to “Mexican pesos” are to the lawful currency of Mexico and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. All references to the “pound,” “British Sterling pound” or “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise in this prospectus:

•	“IT” refers to information technology;
•	“ISO” means the International Organization for Standardization, which develops and publishes international standards in a variety of technologies and in the IT services sector;
•	“ISO 9001:2008” means a quality management software developed by the ISO designed to help companies ensure they meet the standards of customers and other stakeholders;
•	“Agile development methodologies” means a group of software development methods based on iterative and incremental development, where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams; and
•	“Attrition Rate,” during a specific period, refers to the ratio of IT professionals that left our company during the period to the number of IT professionals that were on our payroll on the last day of the period.

“GLOBANT” and its logo are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements are prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars because the U.S. dollar is our functional currency. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this prospectus, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this prospectus were obtained from International Data Corporation (“IDC”), Gartner, Inc. (“Gartner”), internal surveys, market research, governmental and other publicly available information, independent industry publications and reports prepared by industry consultants. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our clients, trade and business organizations and associations and other contacts in the industries in which we operate.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis; and
•	on an as adjusted basis to reflect estimated offering expenses.

This table should be read in conjunction with “Selected Consolidated Financial Data,” “Operating and Financial Review and Prospects” and our unaudited condensed interim consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$28,235	$27,785
Borrowings
Current	$457	$457
Non-current	630	630
Total borrowings	$1,087	$1,087
Capital and reserves
Issued capital	$40,690	$40,690
Additional paid-in capital	51,816	51,816
Foreign currency translation reserve	(1,315)	(1,315)
Retained earnings	45,095	44,645
Total equity	$136,286	$135,836
Total capitalization	$137,373	$136,923

(1)	Cash and cash equivalents as of March 31, 2015, as adjusted, reflects the payment of approximately $0.5 million of our estimated offering expenses as of the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

EXCHANGE RATES

A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuations in the exchange rates among the U.S. dollar and the Argentine peso. See also “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures about Market Risk.”

Argentine Pesos

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. dollars at a fixed rate of one Argentina peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the the Public Emergency and Exchange Regime Reform Act (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of one Argentine peso to $1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float against other currencies with periodic intervention by the Argentine Central Bank. In recent years, increasing inflation is generating pressure for further depreciation of the Argentine peso. The Argentine peso depreciated 10.1% against the U.S. dollar in 2009, 4.7% in 2010, 8.0% in 2011, 14.4% in 2012, 32.5% in 2013, 31.2% in 2014 and 3.1% in the three months ended March 31, 2015. The significant restrictions on the purchase of foreign exchange have given rise to the development of an implied rate of exchange and to an increase in the sale price in Argentine pesos of securities denominated in foreign currency. The implied rate of exchange may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar.

The following table sets forth the annual high, low, average and period-end official exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation according to the Argentine Central Bank. We cannot assure you that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Exchange Rate
	High	Low	Average	Period End
	(Argentine peso per U.S. dollar)
Year Ended December 31,
2009	3.85	3.45	3.73	3.80
2010	3.99	3.79	3.91	3.98
2011	4.30	3.97	4.13	4.30
2012	4.92	4.30	4.55	4.92
2013	6.52	4.92	5.48	6.52
2014	8.56	6.54	8.12	8.55
January 2015	8.64	8.55	8.60	8.64
February 2015	8.73	8.65	8.69	8.72
March 2015	8.82	8.73	8.78	8.82
April 2015	8.90	8.83	8.87	8.90
May 2015	8.99	8.91	8.95	8.99
June 2015 (through June 23, 2015)	9.06	9.00	9.03	9.06

Source: Argentine Central Bank

The official exchange rate on June 23, 2015 was 9.06 Argentine pesos to $1.00.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and other data of Globant S.A. should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto and unaudited condensed interim consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our selected consolidated financial data as of December 31, 2012 set forth below was derived from our consolidated financial statements for the year end December 31, 2013, 2012 and 2011, filed with the SEC on July 17, 2014 in Registration Statement No. 333-190841 on Form F-1, which are not included in this prospectus.

The selected consolidated financial data as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited condensed interim consolidated financial statements of Globant S.A. included elsewhere in this prospectus and should be read in conjunction with those unaudited condensed interim consolidated financial statements and notes thereto. Our unaudited condensed interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Our historical results are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other future period.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages and per share data)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues	$54,512	$43,125	$199,605	$158,324	$128,849
Cost of revenues(1)	(34,614)	(26,359)	(121,693)	(99,603)	(80,612)
Gross profit	19,898	16,766	77,912	58,721	48,237
Selling, general and administrative expenses(2)	(15,457)	(12,941)	(57,288)	(54,841)	(47,680)
Impairment of tax credits, net of recoveries	1,820	(416)	1,505	(9,579)	—
Profit (Loss) from operations	6,261	3,409	22,129	(5,699)	557
Gain on transaction with bonds(3)	3,984	2,606	12,629	29,577	—
Finance income	2,557	4,516	10,269	4,435	378
Finance expense	(2,736)	(5,458)	(11,213)	(10,040)	(2,687)
Finance expense, net(4)	(179)	(942)	(944)	(5,605)	(2,309)
Other income and expenses, net(5)	(3)	(33)	380	1,505	291
Profit (Loss) before income tax	10,063	5,040	34,194	19,778	(1,461)
Income tax(6)	(2,558)	(1,616)	(8,931)	(6,009)	160
Net Income (Loss) for the period/year	$7,505	$3,424	$25,263	$13,769	$(1,301)
Earnings (Loss) per share:
Basic(7)	$0.22	$0.12	$0.81	$0.50	$(0.06)
Diluted(7)	$0.22	$0.11	$0.79	$0.48	$(0.06)
Weighted average number of outstanding shares (in thousands)
Basic	33,621	28,995	30,926	27,891	27,288
Diluted	34,481	29,957	31,867	28,884	27,288

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages and per share data)
Other data:
Adjusted gross profit(8)	$21,010	$17,625	$81,760	$62,126	$54,845
Adjusted gross profit margin percentage(8)	38.5%	40.9%	41.0%	39.2%	42.6%
Adjusted selling, general and administrative expenses(8)	$(14,253)	$(11,999)	$(52,485)	$(50,297)	$(37,809)
Adjusted profit from operations(9)	$4,455	$3,833	$21,241	$4,673	$12,266
Adjusted profit from operations margin percentage(9)	8.2%	8.9%	10.6%	3.0%	9.5%
Adjusted net income for the period/year(10)	$7,519	$3,432	$25,880	$14,562	$10,408
Adjusted net income margin percentage for the period/year(10)	13.8%	8.0%	13.0%	9.2%	8.1%

(1)	Includes depreciation and amortization expense of $1,107, $855, $3,813, $3,215 and $1,964 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $2,901 for the year ended December 31, 2012. Finally, it includes share-based compensation for $5, $4, $35, $190 and $4,644 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes depreciation and amortization expense of $1,195, $938, $4,221, $3,941 and $2,806 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $1,381 for the year ended December 31, 2012. Finally, it includes share-based compensation for $9, $4, $582, $603 and $7,065 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	Includes gain on transactions with bonds of $3,984, $2,606, $12,629 and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013, respectively. See note 3.18 to our audited consolidated financial statements.
(4)	Includes foreign exchange loss of $1,174, $1,169, $2,946, $4,238 and $1,098 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(5)	Includes the gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.
(6)	Includes deferred tax charges of $581, $289 and $370 for the three months ended March 31, 2015 and 2014 and for the year ended December 31, 2014, respectively, and a gain of $529 and $2,479 for the years ended December 31, 2013 and 2012, respectively.
(7)	Includes the retroactive effect on our common shares of our reorganization as a Luxembourg company and our 1-to-12 reverse share split for each of the years presented. See notes 1.1 and 29.4 to our audited consolidated financial statements for more information about the reorganization and the reverse share split, respectively.
(8)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. For a reconciliation of gross profit to adjusted gross profit, see footnote 10. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. For a reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses, see footnote 10. We believe that excluding such depreciation and amortization and share-based compensation expense amounts from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin helps investors compare us and similar companies that exclude depreciation and amortization expense and share-based compensation expense from gross profit and selling, general and administrative expenses and depreciation and amortization expense and share-based compensation expense included in cost of revenues as a percentage of revenues from gross profit margin. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.
(9)	To supplement our profit (loss) from operations presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit (loss) from operations, the most comparable IFRS measure, to exclude share-based compensation expense and impairment of tax credits, net of recoveries. For a reconciliation of profit from operations, to adjusted profit from operations, see footnote 10. In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.
(10)	To supplement our net income (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the year, which is adjusted from net income (loss) for the year, the most comparable IFRS measure, to exclude share-based compensation expense. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the year, which reflects adjusted net income for the year as a percentage of revenues. These non-IFRS financial measures are provided as additional information to enhance investor’s overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance. These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages)
Reconciliation of adjusted gross profit
Gross profit	$19,898	$16,766	$77,912	$58,721	$48,237
Adjustments
Depreciation and amortization expense	1,107	855	3,813	3,215	1,964
Share-based compensation expense	5	4	35	190	4,644
Adjusted gross profit	$21,010	$17,625	$81,760	$62,126	$54,845

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except for percentages)
Reconciliation of adjusted selling, general and administrative expenses
Selling, general and administrative expenses	$(15,457)	$(12,941)	$(57,288)	$(54,841)	$(47,680)
Adjustments
Depreciation and amortization expense	1,195	938	4,221	3,941	2,806
Share-based compensation expense	9	4	582	603	7,065
Adjusted selling, general and administrative expenses	$(14,253)	$(11,999)	$(52,485)	(50,297)	$(37,809)
Reconciliation of adjusted profit from operations
Profit (Loss) from operations	$6,261	$3,409	$22,129	$(5,699)	$557
Adjustments
Impairment of tax credits, net of recoveries	(1,820)	416	(1,505)	9,579	—
Share-based compensation expense	14	8	617	793	11,709
Adjusted profit from operations	$4,455	$3,833	$21,241	$4,673	$12,266
Reconciliation of adjusted net income for the period/year
Net income (loss) for the period/year	$7,505	$3,424	$25,263	$13,769	$(1,301)
Adjustments
Share-based compensation expense	14	8	617	793	11,709
Adjusted net income for the period/year	$7,519	$3,432	$25,880	$14,562	$10,408

	As of March 31,	As of December 31,
	2015	2014	2013	2012
	(in thousands)
Consolidated statements of financial position data:
Cash and cash equivalents	$28,235	$34,195	$17,051	$7,685
Investments	41,641	27,984	9,634	914
Trade receivables	39,424	40,056	34,418	27,847
Other receivables (current and non-current)	17,031	15,169	12,333	17,997
Deferred tax assets	4,720	4,881	3,117	2,588
Investment in associates	750	750	—	—
Other financial assets	—	—	1,284	—
Property and equipment	20,615	19,213	14,723	10,865
Intangible assets	5,794	6,105	6,141	4,305
Goodwill	12,420	12,772	13,046	9,181
Total assets	$170,630	$161,125	$111,747	$81,382
Trade payables	3,842	5,673	8,016	3,994
Payroll and social security taxes payable	22,668	20,967	17,823	13,703
Borrowings (current and non-current)	1,087	1,285	11,795	11,782
Other financial liabilities (current and non-current)	1,097	1,308	8,763	6,537
Tax liabilities	4,667	3,446	5,190	1,440
Other liabilities	89	173	24	700
Provisions for contingencies	894	794	271	288
Total liabilities	$34,344	$33,646	$51,882	$38,444
Total equity	$136,286	$127,479	$59,865	$42,938
Total equity and liabilities	$170,630	$161,125	$111,747	$81,382

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and our unaudited condensed interim consolidated financial statements and related notes included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

Overview

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and related market trends. Over the last several years, a number of new technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media, wearables, internet of things and big data have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adapt their business models to benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways.

At Globant, we seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. Our commitment to this differentiated approach is reflected in three core tenets: organization by technology-specialized Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design.

Our Studios embody our core competencies in cutting-edge technologies and practices, including: Consumer Experience, Gaming, Big Data and High Performance, Quality Engineering, Enterprise Consumerization, UX and Social, Mobile, Wearables and Internet of Things, After Going Live, Digital Content, Product Innovation, and Cloud Computing and Infrastructure. We believe that our Studio model, rather than the more typical industry vertical segmentation, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Each Studio serves multiple industries and individual projects frequently involve multiple Studios.

We provide our services through a network of 31 delivery centers in Argentina, Uruguay, Colombia, Brazil, India, Mexico, Peru and the United States, supported by four client management locations in the United States, and one client management location in each of the United Kingdom, Colombia, Uruguay, Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our global footprint provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

During three months ended March 31, 2015, 84.1% of our revenues were generated by clients in North America, 10.1% of our revenues were generated by clients in Latin America and 5.8% of our revenues were generated by clients in Europe. During the year ended December 31, 2014, 81.7%, 12.4% and 5.9% of our revenues were generated by clients in North America, Latin America and Europe, respectively. In 2013, 81.4%, 10.5% and 8.1% of our revenues were generated by clients in North America, Latin America and Europe, respectively. Our clients include companies such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in 2014.

Our revenues increased from $128.8 million for 2012 to $199.6 million for 2014, representing a CAGR of 24.5% over the two-year period. Our revenues for 2014 increased by 26.1% to $199.6 million, from $158.3 million for 2013. Our net income for 2014 was $25.3 million, compared to $13.8 million for 2013. The $11.5 million increase in net income from 2013 to 2014 was primarily driven by strong revenue growth and improved operating margins during the year. Our revenues for the three months ended March 31, 2015 were $54.5 million, an increase of $11.4 million, or 26.5% compared to the three months ended March 31, 2014. We recorded net income of $7.5 million for the three months ended March 31, 2015, compared to net income of $3.4 million for the three months ended March 31, 2014. In 2012, 2013, 2014 and 2015, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “— Corporate History.”

We were founded in 2003 and since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 31. We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company.

In 2006, we started working with Google. We believe we were chosen due to our cultural affinity and record of innovation. While our growth has largely been organic, since 2008 we have made five complementary acquisitions. In 2008, we acquired IAFH Global S.A., a Buenos Aires-based provider of software development services, in order to deepen our relationship with Microsoft and broaden our technology expertise to include SharePoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive, which expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In October 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum will allow us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products. In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. In July 2014, we closed the initial public offering of our common shares. In October 2014, we acquired the remaining 13.75% minority stake in Huddle Investment, entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions and entered into a stock purchase agreement with AEP Retail to acquire BlueStar Holdings. In May 2015, we acquired Clarice, which expanded our geographic presence to India and enhanced our product engineering and user experience services.

Factors Affecting Our Results of Operations

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including social media, mobility, cloud computing and big data, and related market trends, including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. These technologies are empowering end-users and are compelling enterprises to engage and collaborate with end-users in new and powerful ways. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating demand for service providers that possess a deep understanding of these emerging technologies and related market trends.

We believe that the most significant factors affecting our results of operations include:

•	market demand for integrated engineering, design and innovation technology services relating to emerging technologies and related market trends;
•	economic conditions in the industries and countries in which our clients operate and their impact on our clients’ spending on technology services;
•	our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends;
•	expansion of our service offerings and success in cross-selling new services to our clients;
•	our ability to obtain new clients, increase penetration levels with our existing clients and continue to add value for our existing clients so as to create long-term relationships;

•	the availability of, and our ability to attract, retain and efficiently utilize, skilled IT professionals in Latin America, India and the United States;
•	operating costs in countries where we operate, particularly in Argentina where most of our employees are based;
•	capital expenditures related to the opening of new delivery centers and client management locations and improvement of existing offices;
•	our ability to increase our presence onsite at client locations;
•	the effect of wage inflation in countries where we operate and the variability in foreign exchange rates, especially relative changes in exchange rates between the U.S. dollar and the Argentine peso, Indian rupee, Uruguayan peso, Mexican peso and Colombian peso;
•	the impact on our profit from the gain on transactions with BODEN and BONAR; and
•	our ability to identify, integrate and effectively manage businesses that we may acquire.

Our results of operations in any given period are directly affected by the following additional company-specific factors:

•	Pricing of and margin on our services and revenue mix. For time-and-materials contracts, the hourly rates we charge for our Globers are a key factor impacting our gross profit margins and profitability. Hourly rates vary by complexity of the project and the mix of staffing. The margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation and other factors. As a client relationship matures and deepens, we seek to maximize our revenues and profitability by expanding the scope of services offered to that client and winning higher profit margin assignments. During the three months ended March 31, 2015 and the three-year period ended December 31, 2014, we increased our revenues attributable to sales of higher profit margin technology solutions (primarily through our Mobile, Enterprise Consumerization, UX and Social and Gaming Studios). This shift in revenue mix enabled us to achieve an adjusted gross profit margin percentage of 38.5% for the three months ended March 31, 2015 and 41.0%, 39.2% and 42.6% for the years ended December 31, 2014, 2013 and 2012, respectively, which are consistent with our targeted adjusted gross profit margin percentage in the medium term.
•	Our ability to deepen and expand the portfolio of services we offer through our Studios while maintaining our high standard of quality. The breadth and depth of the services we offer through our Studios impacts our ability to grow revenues from new and existing clients. Through research and development, targeted hiring and strategic acquisitions, we have invested in broadening and deepening the domains of expertise of our Studios. Our future growth and success depend significantly on our ability to maintain the expertise of each of our Studios and to continue to innovate and to anticipate the needs of our clients and rapidly develop and maintain the expertise of each of our Studios, including relevant domain knowledge and technological capabilities required to meet those client needs, while maintaining our high standard of quality.
•	Recruitment, retention and management of IT professionals. Our ability to recruit, retain and manage our IT professionals will have an effect on our gross profit margin and our results of operations. Our IT professional headcount was 3,694 as of March 31, 2015, 3,424 as of December 31, 2014, 2,912 at December 31, 2013 and 2,402 at December 31, 2012. We manage employee headcount and utilization based on ongoing assessments of our project pipeline and requirements for professional capabilities. An unanticipated termination of a significant project could cause us to experience lower employee utilization resulting from a higher than expected number of idle IT professionals. Our ability to effectively utilize our employees is typically improved by longer-term client relationships due to increased predictability of client needs over the course of the relationships.
•	Evolution of client base. In recent years, as we have expanded significantly in the technology services industry; we have diversified our client base and reduced client concentration. In addition,

consistent with our business focus on pursuing clients and markets with higher profit margins, we have increased our revenues from North American and, in some periods, European, clients, while reducing our revenues from Latin American and other clients. Revenues attributable to our top ten clients increased by 8.4% from 2012 to 2013, 39.4% from 2013 to 2014 and 52% from the three months ended March 31, 2014 to the corresponding period in 2015. Over the same period, we have increased our revenues from existing clients by expanding the scope and size of our engagements. The number of clients that each accounted for over $5.0 million of our annual revenues amounted to ten in 2014, five in 2013 and six in 2012, and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 46 in 2014 from 41 in 2013 and 32 in 2012.
•	Investments in our delivery platform. We had 31 delivery centers as of May 31, 2015, located in 21 cities throughout eight countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Santa Fe, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín in Colombia; Pune and Bangalore in India; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States). We also have client management locations in the United States (Austin, Boston, New York and San Francisco), the United Kingdom (London), Brazil (São Paulo), Uruguay (Montevideo), Colombia (Bogotá) and Argentina (Buenos Aires) that are close to the main offices of key clients. Our integrated global delivery platform allows us to deliver our services through a blend of onsite and offsite methods. We have pursued a decentralization strategy in building our network of delivery centers, recognizing the benefits of expanding into other cities in Argentina and other countries in Latin America, including the ability to attract and retain highly skilled IT professionals in increasing scale. Our ability to effectively utilize our robust delivery platform will significantly affect our results of operations in the future.
•	Seasonality. Our business is seasonal and as a result, our revenues and profitability fluctuate from quarter to quarter. Our revenues tend to be higher in the third and fourth quarters of each year compared to the first and second quarters of each year due to seasonal factors. During the first quarter of each year, which includes summer months in the southern hemisphere, there is a general slowdown in business activities and a reduced number of working days for our IT professionals based in Argentina, Uruguay, Brazil, Peru and Colombia, which results in fewer hours being billed on client projects and therefore lower revenues being recognized on those projects. In addition, some of the reduction in the number of working days for our IT professionals in the first or second quarter of the year is due to the Easter holiday. Depending on whether the Easter holiday falls in March or April of a given year, the effect on our revenues and profitability due to the Easter holiday can appear either in the first or second quarter of that year. Finally, we implement annual salary increases in the second quarter of each year. Our revenues are traditionally higher, and our margins tend to increase, in the third and fourth quarters of each year, when utilization of our IT professionals is at its highest levels.
•	Net effect of inflation in Argentina and variability in the U.S. dollar and Argentine peso exchange rate. Because a substantial portion of our operations is conducted from Argentina, our results of operations are subject to the net effect of inflation in Argentina and the variability in exchange rate between the U.S. dollar and the Argentine peso. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, our functional currency in which a substantial portion of our revenues are denominated, the impact of wage inflation on our results of operations will decrease, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will increase. During the three months ended March 31, 2015, the Argentine peso experienced a 3.1% devaluation from 8.55 Argentine pesos per U.S. dollar to 8.82 Argentine pesos per U.S. dollar. During the year ended December 31, 2014, the Argentine peso experienced a 31.2% devaluation from 6.52 Argentine pesos per U.S. dollar to 8.55 Argentine pesos per U.S. dollar. During the three months ended March 31, 2015 and the year ended December 31, 2014, INDEC reported an inflation rate of 3.4% and 21.7%, respectively. The combination of this devaluation and the inflation rate is not expected to have a significant impact on our revenues because a substantial portion of our sales are denominated in U.S. dollars. The devaluation, net of the impact of the inflation rate in the same period, has resulted in a negative impact in our operating costs, as our operating costs are primarily denominated in Argentine pesos. See “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” and “— Quantitative and Qualitative Disclosures about Market Risk — Wage Inflation Risk.”

Our results of operations are expected to benefit from government policies and regulations designed to foster the software industry in Argentina, primarily under the Software Promotion Law. For further discussion of the Software Promotion Law, see “Business — Our Delivery Model — Government Support and Incentives.”

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing technology services to our clients, which are medium- to large-sized companies based in the United States, Europe and Latin America. For the three months ended March 31, 2015, revenues increased by 26.5% to $54.5 million from $43.1 million for the three months ended March 31, 2014. For the year ended December 31, 2014, revenues increased by 26.1% to $199.6 million from $158.3 million for the year ended December 31, 2013. For the year ended December 31, 2013, revenues increased by 22.9% to $158.3 million from $128.8 million for the year ended December 31, 2012. Between 2012 and 2014, we experienced rapid growth in demand for our services and significantly expanded our business.

We perform our services primarily under time-and-material contracts (where materials costs consist of travel and out-of-pocket expenses) and, to a lesser extent, fixed-price contracts. Revenues from our time-and-material contracts represented approximately 91.9% and 90.5% for the three months ended March 31, 2015 and 2014, respectively, and 90.0%, 84.7% and 84.4% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Revenues from our fixed-price contracts represented approximately 8.0% and 9.3% for the three months ended March 31, 2015 and 2014, respectively, and 9.3%, 15.2% and 14.7% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. The remaining portion of our revenues in each year was derived from other types of contracts.

We discuss below the breakdown of our revenues by client location, industry vertical and client concentration. Revenues consist of technology services revenues net of reimbursable expenses, which primarily include travel and out-of-pocket costs that are billable to clients.

Revenues by Client Location

Our revenues are sourced from three main geographic markets: North America (primarily the United States), Europe (primarily the United Kingdom) and Latin America. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. For the three months ended March 31, 2015, we had 292 clients.

The following table sets forth revenues by client location by amount and as a percentage of our revenues for the years indicated:

	Three months ended March 31,				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except for percentages)
By Geography
North America	$45,835	84.1%	$34,455	79.9%	$163,097	81.7%	$128,843	81.4%	$105,928	82.2%
Europe	3,166	5.8%	3,067	7.1%	11,704	5.9%	12,864	8.1%	11,458	8.9%
Latin America and other	5,511	10.1%	5,603	13.0%	24,804	12.4%	16,617	10.5%	11,463	8.9%
Revenues	$54,512	100.0%	$43,125	100.0%	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

Revenues by Industry Vertical

We are a provider of technology services to enterprises in a range of industry verticals including media and entertainment, professional services, technology and telecommunications, travel and hospitality, banks, financial services and insurance and consumer, retail and manufacturing, among others. The following table sets forth our revenues by industry vertical by amount and as a percentage of our revenues for the periods indicated:

	Three months ended March 31,				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except for percentages)
By Industry Vertical
Technology & Telecommunications	$11,029	20.2%	$10,627	24.6%	$46,897	23.5%	$42,010	26.5%	$37,468	29.1%
Media and Entertainment	11,982	22.0%	9,908	23.0%	45,014	22.6%	29,393	18.6%	28,666	22.2%
Professional Services	8,054	14.8%	8,022	18.6%	32,832	16.4%	32,187	20.3%	25,968	20.2%
Banks, Financial Services and Insurance	7,784	14.3%	5,440	12.6%	25,236	12.6%	20,693	13.1%	14,403	11.2%
Consumer, Retail and Manufacturing	7,766	14.2%	5,000	11.6%	25,656	12.9%	21,290	13.4%	10,214	7.9%
Travel and Hospitality	7,266	13.3%	3,703	8.6%	25,545	11.3%	10,578	6.7%	10,893	8.5%
Other Verticals	631	1.2%	425	1.0%	1,425	0.7%	2,173	1.4%	1,237	0.9%
Revenues	$54,512	100.0%	$43,125	100.0%	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

Revenues by Client Concentration

We have increased our revenues by expanding the scope and size of our engagements, and we have grown our key client base primarily through our business development efforts and referrals from our existing clients.

The following table sets forth revenues contributed by our largest client, top five clients and top ten clients by amount and as a percentage of our revenues for the periods indicated:

	Three months ended March 31,				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except for percentages)
Client Concentration
Top client	$5,554	10.2%	$3,055	7.1%	$17,458	8.7%	$10,162	6.4%	$11,977	9.3%
Top five clients	16,830	30.9%	10,939	25.4%	55,512	27.8%	40,215	25.4%	35,759	27.8%
Top ten clients	26,147	48.0%	17,173	39.8%	87,677	43.9%	62,865	39.7%	58,020	45.0%
Top 20 clients	34,998	64.2%	25,564	59.3%	121,683	61.0%	92,579	58.5%	81,402	63.2%

Our top ten customers for the three months ended March 31, 2015 have been working with us for, on average, five years.

Our focus on delivering quality to our clients is reflected in the fact that existing clients from 2013 and 2012 contributed 88.3% and 73.5% of our revenues in 2014, respectively. Our existing clients from 2012 contributed 88.3% of our revenues in 2013. As evidence of the increase in scope of engagement within our client base, the number of clients that each accounted for over $5.0 million of our annual revenues increased (ten in 2014, five in 2013 and six in 2012) and the number of clients that each accounted for at least $1.0 million of our annual revenues increased to 46 in 2014 from 41 in 2013 and 32 in 2012. The following table shows the distribution of our clients by revenues for the year presented:

	Year ended December 31,
	2014	2013	2012
Over $5 Million	10	5	6
$1 – $5 Million	36	36	26
$0.5 – $1 Million	23	24	24
$0.1 – $0.5 Million	83	66	50
Less than $0.1 Million	144	132	96
Total Clients	296	263	202

The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external techonology services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues

The principal components of our cost of revenues are salaries and non-reimbursable travel costs related to the provision of services. Included in salaries are base salary, incentive-based compensation, employee benefits costs and social security taxes. Salaries of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period. Up to 70% of the amounts paid by our Argentine subsidiaries for certain social security taxes in respect of base and incentive compensation of our IT professionals is credited back to those subsidiaries under the Software Promotion Law, reducing the effective cost of social security taxes from approximately 19.0% to approximately 13.0% of the base and incentive compensation on which those contributions are calculated. For further discussion of the Software Promotion Law, see “— Income Tax Expense” below and note 3.7.1.1 to our audited consolidated financial statements for the year ended December 31, 2014 and note 6.1 to our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015.

Also included in cost of revenues is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients.

Our cost of revenues has increased since 2012 in line with the growth in our revenues and reflects the expansion of our operations in Argentina, Uruguay, Colombia, Peru, Brazil, Mexico and the United States primarily due to increases in salary costs, an increase in the number of our IT professionals and the opening of new delivery centers. On October 18, 2013, with the acquisition of Huddle, we expanded our operations, adding 156 Globers. On October 10, 2014, when we entered into a consulting services agreement with AEP, we added 74 Globers. We expect that as our revenues grow, our cost of revenues will increase. Our goal is to increase revenue per head and thereby increase our gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as salary of our senior management, administrative personnel and sales and marketing personnel (including commissions in the case of sales and marketing personnel), occupancy costs, legal and other professional services expenses, Argentine transaction taxes and travel costs. The credit of up to 70% for certain social security taxes paid by our Argentine subsidiaries that is provided under the Software Promotion Law as described under “— Cost of Revenues” above also extends to payments of such social security taxes in respect of salaries of personnel included in our selling, general and administrative expenses, reducing the effective cost of social security taxes as described above.

Also included in selling, general, and administrative expenses is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in our sales and administration functions.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations and the build-out of our senior and mid-level management teams to support our growth and, commencing in 2011, to help us prepare for our initial public offering. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands. However, as a result of our management and infrastructure investments, we believe our platform is capable of supporting the expansion of our business without a proportionate increase in our selling, general and administrative expenses, resulting in gains in operating leverage.

Depreciation and Amortization Expense (included in “Cost of Revenues” and “Selling, General and Administrative Expenses”)

Depreciation and amortization expense consists primarily of depreciation of our property and equipment (primarily leasehold improvements, servers and other equipment) and, to a lesser extent, amortization of our intangible assets, (mainly software licenses). We expect that depreciation and amortization expense will continue to increase as we open more delivery centers and client management locations.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, represents an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of our Software Promotion Law tax credits. This allowance is determined by estimating future uses of this credit against value-added tax positions. During the year ended December 31, 2014, after considering new facts and circumstances that occurred during the year, including the Specific Resolutions, we recorded a gain of $1.5 million related to a partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law.

During the three months ended March 31, 2015, we recorded a gain of $1.8 million related to the partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law.

Gain on Transaction with Bonds

Proceeds Received as Payment for Exports

During the year ended December 31, 2013, we recognized a gain of $29.6 million on transactions with BODEN associated with proceeds received as payment for exports of a portion of the services performed by our Argentine subsidiaries.

As discussed under “Regulatory Overview — Foreign Exchange Controls — Argentina,” since the end of 2012, the Argentine government has restricted, by means of de facto measures, Argentine persons from obtaining access to the FX Market for the purpose of purchasing foreign currency to make payments abroad, such as dividends, capital reductions, and payment for importation of services and goods. The tightening of restrictions on the purchase of foreign currency at the end of 2012 has contributed to an increase in the sale price in Argentine pesos of securities denominated in currencies other than the Argentine peso (mainly in U.S. dollars) and, thereby, widened the gap between the quoted price of BODEN in the Argentine markets (in Argentine pesos) and their quoted price in the U.S. markets (in U.S. dollars) converted for financial reporting purposes at the official exchange rate prevailing in Argentina.

In light of these developments, during 2013, our U.S. subsidiaries paid for a portion of the services provided by our Argentine subsidiaries by purchasing U.S. dollar-denominated BODEN in the U.S. debt markets (in U.S. dollars) and delivering the acquired BODEN to our Argentine subsidiaries as payment for a portion of services rendered. After being held by our Argentine subsidiaries for between, on average, 10 to 30 days, the BODEN were sold in the Argentine markets for Argentine pesos. Our Argentine subsidiaries sell the BODEN in the Electronic Open Market (Mercado Abierto Electrónico, or “MAE”), an authorized Argentine market subject to the regulations of the CNV, through a “sell” instruction to an authorized Argentine broker-dealer. Sale and purchase orders relating to BODEN placed by broker-dealers are electronically matched through the MAE to other market participants.

When measuring the fair value of the BODEN held by our Argentine subsidiaries, we have followed the guidance of IFRS 13, which defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, IFRS 13 states that fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market for the asset, which is defined as the market with the greatest volume and level of activity for the asset or, in the absence of a principal market, in the most advantageous market for the asset or liability. We have identified the Argentine market as the principal market for the BODEN.

We have determined the fair value of the BODEN from direct observable information based on publicly available quotes in the Argentine market. Under the fair value hierarchy established in IFRS 13, such direct observable information is classified as Level 1 inputs because there are available unadjusted quoted prices in active markets for identical assets that we can access at the measurement date.

While BODEN trade in both the U.S. and Argentine markets, the Argentine market is considered to be the principal market for the BODEN due to the following factors:

•	In Argentina, the BODEN are traded in markets such as the Mercado de Valores de Buenos Aires and the MAE, each regulated by the CNV. In the United States, BODEN are traded in over-the-counter markets.
•	In Argentina, the trading prices and volume of BODEN trades are publicly available information, while in the United States, such information is not publicly available.

Because the fair value of the BODEN in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina. After the approximately 23% devaluation of the Argentine peso that occurred in January 2014, our U.S. subsidiary discontinued its use of BODEN transactions as payment for the exports of services performed by our Argentine subsidiaries.

Proceeds Received from Capital Contributions

During the three months ended March 31, 2015 and the year ended December 31, 2014, our Argentine subsidiaries, with cash proceeds from capital contributions, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars). BONAR are a form of Argentine sovereign bond with characteristics identical to BODEN. See “— Certain Income Statement Line Items — Gain on Transactions with Bonds — Proceeds Received as Payment for Exports” for more information. The capital contributions during the three months ended March 31, 2015 and the year ended December 31, 2014 were related to capital expenditures incurred by our Argentine subsidiaries to establish delivery centers in Bahía Blanca, La Plata, Mar del Plata and Tucumán, Argentina, open a new recruiting center in Buenos Aires and finance working capital requirements. The BODEN and BONAR trade both in the U.S. and Argentine markets. We consider the Argentine market to be the principal market for these bonds.

After holding the BODEN and BONAR for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the three months ended March 31, 2015 and the year ended December 31, 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

The rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine peso against the U.S. dollar. In addition, legislative, judicial or administrative changes or interpretations may be forthcoming, which could also affect the exchange rate. Accordingly, our gains reported on transactions with BODEN during the year ended December 31, 2013 and on transactions with BODEN and BONAR during the three months ended March 31, 2015 and the year ended December 31, 2014 are not necessarily indicative of the results that may be expected for any future period. If in the future there continues to be a gap between the quoted price of BODEN and BONAR in the Argentine markets (in Argentine pesos) and their quoted price in U.S. markets (in U.S. dollars) as converted at the official exchange rate prevailing in Argentina, our Argentine subsidiaries may acquire, with cash proceeds from capital contributions, U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars).

During the three months ended March 31, 2015 and 2014, we recognized a gain of $4.0 million and $2.6 million, respectively, due to the above-mentioned transactions.

Finance Income

Finance income consists of foreign exchange gain on monetary assets, liabilities denominated in currencies other than the U.S. dollar and interest gains on time deposits, short-term securities issued by the Argentine Central Bank (Letras del Banco Central) and mutual funds.

Finance Expense

Finance expense consists of interest expense on borrowings under our U.S. subsidiary’s working capital facility and our Argentine subsidiaries’ export lines of credit, plus foreign exchange losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar. Finance expense has increased since 2012 as we have incurred additional debt to finance capital expenditures related to the build-out and equipping of new delivery centers, improvements in existing offices where we operate, and increasing working capital needs related to the growth of our business. The increase in finance expense over that period was also attributable to the variability in exchange rates between the U.S. dollar and other currencies in which we conduct our operations, which has an impact on our monetary assets and liabilities denominated in currencies other than U.S. dollars.

Income Tax Expense

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. We have secured special tax benefits in Argentina and Uruguay as described below. As a result, our income tax expense is low in comparison to profit before income tax expense due to the benefit related to profit before income tax expense earned in those lower tax jurisdictions. Changes in the geographic mix or estimated level of annual pre-tax income can also affect our overall effective income tax rate. As our operations outside of Argentina and Uruguay grow, it is likely that our effective tax rate will increase.

Under the Software Promotion Law, Argentine companies that are engaged in the design, development and production of software benefit from a 60% reduction in the corporate income tax rate and a tax credit of up to 70% of amounts paid for certain social security taxes that can be applied to offset certain national tax liabilities. When originally enacted in 2004, the Software Promotion Law only permitted this tax credit to be offset against liability for value-added taxes. In 2011, the Software Promotion Law was amended to permit the tax credit to be offset as well against corporate income tax liabilities up to a percentage not higher than the taxpayer’s declared percentage of exports (subject to the issuance of implementing regulations), and to extend the reduction in corporate income tax rate and the tax credit regime through 2019. On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law. Regulatory Decree No. 1315/2013 introduced specific requirements to qualify for the tax benefits contemplated by the Software Promotion Law. In particular, Regulatory Decree No. 1315/2013 provides that from September 17, 2014 through December 31, 2019 only those companies that are accepted for registration in the National Registry of Software Producers maintained by the Secretary of Industry will be entitled to participate in the benefits of the Software Promotion Law. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. As of the date of this prospectus, all three subsidiaries have been accepted for registration in the National Registry of Software Producers for the year ended December 31, 2014.

Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which an applicant is accepted for registration in the National Registry of Software Producers. It is unclear under current Argentine tax rules whether applicants that were registered under the Software Promotion Law as originally enacted in 2004 would be permitted to apply, for the period from January 1, 2014 through September 17, 2014, the lower corporate income tax rate to which they are entitled under the Software Promotion Law as originally enacted in 2004. Our Argentine subsidiaries have benefited from the reduction in corporate income tax rate during the three years ended December 31, 2013. For the year ended December 31,

2014, based on their successful registration in the National Registry of Software Producers, our Argentine operating subsidiaries recognized a 60% reduction in their corporate income tax rate effective as of September 18, 2014.

The operations of the Argentine subsidiaries are our most significant source of profit before income tax.

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Our subsidiary in Colombia is subject to national corporate income tax at the rate of 25%. Additionally, on January 1, 2013, a new tax called Contribución Empresarial para la Equidad (“CREE”) was created, with similar characteristics to income tax. The CREE is levied on fiscal income at the rate of 9%. Both the national corporate income tax and the CREE are due on an annual basis. Our subsidiary in the United States is subject to federal income tax at the rate of 35%. Our subsidiary in the United Kingdom was subject to corporate income tax at the rate of 23%. Our subsidiary in Mexico is subject to national corporate income tax at a rate of 30%. Our subsidiary in Peru is subject to a national corporate income tax at a rate of 30%. Our subsidiaries in Chile are subject to corporate income tax at a rate of 21%. Our subsidiary in Brazil is subject to corporate income tax at a rate of 29% plus 10% if its net income before income tax is greater than 120,000 Brazilian reais.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Three months ended March 31,				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except for percentages)
Revenues	$54,512	100.0%	$43,125	100.0%	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%
Cost of revenues(1)	(34,614)	(63.5)%	(26,359)	(61.1)%	(121,693)	(61.0)%	(99,603)	(62.9)%	(80,612)	(62.6)%
Gross profit	19,898	36.5%	16,766	38.9%	77,912	39.0%	58,721	37.1%	48,237	37.4%
Selling, general and administrative expenses(2)	(15,457)	(28.4)%	(12,941)	(30.0)%	(57,288)	(28.7)%	(54,841)	(34.6)%	(47,680)	(37.0)%
Impairment of tax credits, net of recoveries	1,820	3.3%	(416)	(1.0)%	1,505	0.8%	(9,579)	(6.1)%	—	—
Profit (Loss) from operations	6,261	11.4%	3,409	7.9%	22,129	11.1%	(5,699)	(3.6)%	557	0.4%
Gain on transaction with bonds(3)	3,984	7.3%	2,606	6.0%	12,629	6.3%	29,577	18.7%	—	—
Finance income	2,557	4.7%	4,516	10.5%	10,269	5.1%	4,435	2.8%	378	0.3%
Finance expense	(2,736)	(5.0)%	(5,458)	(12.7)%	(11,213)	(5.6)%	(10,040)	(6.3)%	(2,687)	(2.1)%
Finance expense, net(4)	(179)	(0.3)%	(942)	(2.2)%	(944)	(0.5)%	(5,605)	(3.5)%	(2,309)	(1.8)%
Other income and expenses, net(5)	(3)	—	(33)	(0.1)%	380	0.2%	1,505	1.0%	291	0.2%
Profit (Loss) before income tax	10,063	18.4%	5,040	11.6%	34,194	17.1%	19,778	12.6%	(1,461)	(1.2)%
Income tax(6)	(2,558)	(4.7)%	(1,616)	(3.7)%	(8,931)	(4.5)%	(6,009)	(3.8)%	160	0.1%
Net Income (Loss) for the period/year	$7,505	13.7%	$3,424	7.9%	$25,263	12.6%	$13,769	8.8%	$(1,301)	(1.1)%

(1)	Includes depreciation and amortization expense of $1,107, $855, $3,813, $3,215 and $1,964 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $2,901 for the year ended December 31, 2012. Finally, it includes share-based compensation for $5, $4, $35, $190 and $4,644 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes depreciation and amortization expense of $1,195, $938, $4,221, $3,941 and $2,806 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of $1,381 for the year ended December 31, 2012. Finally, it includes share-based compensation for $9, $4, $582, $603 and $7,065 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	Includes gain on transactions with bonds of $3,984, $2,606, $12,629 and $29,577 acquired with funds from capitalizations and proceeds received by our Argentine subsidiaries as payments from exports for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013, respectively. See note 3.18 to our audited consolidated financial statements.
(4)	Includes foreign exchange loss of $1,174, $1,169, $2,946, $4,238 and $1,098 for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012, respectively.
(5)	Includes the gain related to the bargain business combination of Bluestar Peru of $472 for the year ended December 31, 2014. See note 23 to our audited consolidated financial statements. Includes a gain of $1,703 on remeasurement of the contingent consideration related to the acquisition of TerraForum for the year ended December 31, 2013. See note 27.10.1 to our audited consolidated financial statements.
(6)	Includes deferred tax charges of $581, $289 and $370 for the three months ended March 31, 2015 and 2014 and for the year ended December 31, 2014, respectively, and a gain of $529 and $2,479 for the years ended December 31, 2013 and 2012, respectively.

Three Months Ended March 31, 2015 Compared to the Three Months Ended March 31, 2014

Revenues

Revenues were $54.5 million for the three months ended March 31, 2015, representing an increase of $11.4 million, or 26.5%, from $43.1 million for the three months ended March 31, 2014.

Revenues from North America increased by $11.3 million, or 32.8%, to $45.8 million for the three months ended March 31, 2015 from $34.5 million for the corresponding period in 2014. Revenues from Europe increased by $0.1 million, or 3.2%, to $3.2 million for the three months ended March 31, 2015 from $3.1 million for the corresponding period in 2014. Revenues from Latin America and other countries remained stable at $5.5 million for the three months ended March 31, 2015 and the corresponding period in 2014.

Revenues from media and entertainment clients increased by $2.1 million, or 21.2%, to $12.0 million for the three months ended March 31, 2015 from $9.9 million for the corresponding period in 2014. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our mobile applications, our after going live practice and our user experience offering. Revenues from technology and telecommunications clients increased by $0.4 million, or 3.8%, to $11.0 million for the three months ended March 31, 2015 from $10.6 million for the corresponding period in 2014. The increase in revenues from clients in this industry vertical was primarily attributable to an increase in demand for our digital services and our UX/UI practices within this industry. Revenues from professional services clients increased by $0.1 million, or 1.3%, to $8.1 million for the three months ended March 31, 2015 from $8.0 million for the corresponding period in 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization and our mobile studio, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $2.4 million, or 44.4%, to $7.8 million for the three months ended March 31, 2015 from $5.4 million for the corresponding period in 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to high performance solutions, mobile services and digital services. Revenues from consumer, retail and manufacturing clients increased by $2.8 million, or 56.0%, to $7.8 million for the three months ended March 31, 2015 from $5.5 million for the corresponding period in 2014. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to gaming and mobile applications together with enterprise applications and user experience practices. Revenues from travel and hospitality clients increased by $3.6 million, or 97.3%, to $7.3 million for the three months ended March 31, 2015 from $3.7 million for the corresponding period in 2014. This increase is primarily attributable to an increase in demand for user experience and social practices. Revenues from clients in other verticals accounted for $0.5 million for the three months ended March 31, 2015 and for the corresponding period in 2014.

Revenues from our top 10 clients in the three months ended March 31, 2015 increased by $8.9 million, or 51.7%, to $26.1 million from revenues of $17.2 million for the corresponding period in 2014, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for the three months ended March 31, 2015, Walt Disney Parks and Resorts Online, increased by $2.5 million, or 80.6%, to $5.6 million compared to $3.1 million for the corresponding period in 2014.

Cost of Revenues

Cost of revenues was $34.6 million for the three months ended March 31, 2015, representing an increase of $8.2 million, or 31.1%, from $26.4 million for the corresponding period in 2014. The increase was primarily attributable to the net addition of 694 IT professionals since March 31, 2014, an increase of 23.1%, to satisfy growing demand for our services. Our average cost per employee increased during the first quarter of 2015 given wage increases were higher than devaluation in some of the countries were we operate and also given that first quarter 2014 average costs was influenced by a large devaluation of the Argentine peso in January 2014. Cost of revenues as a percentage of revenues increased to 63.5% for the three months ended March 31, 2015 from 61.3% for the corresponding period in 2014.

Salaries, employee benefits, social security taxes and share-based compensation expense, the main component of cost of revenues, increased by $8.1 million, or 34.0%, to $31.9 million for the three months ended March 31, 2015 from $23.8 million for corresponding period in 2014. The increase was primarily attributable to the increase in our headcount during the period.

Depreciation and amortization expense included in the cost of revenues increased by $0.2 million, or 22.2%, to $1.1 million for the three months ended March 31, 2015 from $0.9 million for the corresponding period in 2014. The increase was primarily attributable to an increase in software licenses acquired in 2014 related to the delivery of our services.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $15.5 million for the three months ended March 31, 2015, representing an increase of $2.6 million, or 20.2%, from $12.9 million for the corresponding period in 2014. The increase was primarily attributable to a $1.0 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior sales executives in our main market, the United States, a $1.0 million increase in rental and office expense, and a $0.5 million net increase in other expenses.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, decreased by $2.2 million to a gain of $1.8 million for the three months ended March 31, 2015 compared to a loss of $0.4 million for the corresponding period in 2014. This $2.2 million decrease is attributable to the recovery of tax credits originated under the Software Promotion Law in our Argentine subsidiaries that were deemed irrecoverable during 2013 and 2014.

Gain on Transaction with Bonds

Gain on transaction with bonds — proceeds received from capital contributions amounted to $4.0 million for the three months ended March 31, 2015 compared to $2.6 million for the corresponding period in 2014. This increase is attributable to the capital contributions made to our Argentine subsidiaries in order to allow them to make capital expenditures to enlarge delivery centers in Buenos Aires, Mar del Plata, to finance software licenses and working capital related to the headcount increase. Our Argentine subsidiaries used the capital contributions to purchase U.S. dollar-denominated BODEN and BONAR acquired in the U.S. debt markets (in U.S. dollars). After receiving the BODEN and BONAR and after holding them for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during the three months ended March 31, 2015 and 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

Finance Income

Finance income for the three months ended March 31, 2015 was $2.6 million compared to $4.5 million for the corresponding period in 2014, resulting primarily from foreign exchange gains of $1.1 million related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso denominated liabilities, and gains arising from held-to-maturity assets of $1.3 million. Other financial income totaled $0.2 million.

Finance Expense

Finance expense decreased to $2.7 million for the three months ended March 31, 2015 from $5.5 million for the corresponding period in 2014, primarily reflecting a foreign exchange loss of $2.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated cash balances and tax credits, and interest expense of $0.3 million. Other financial expenses totaled $0.1 million.

Other Income and Expenses, Net

Other income and expenses, net, amounted to an expense of $3.0 thousand for the three months ended March 31, 2015 compared to an expense of $33.0 thousand for the corresponding period in 2014.

Income Tax

Income tax expense was $2.6 million for the three months ended March 31, 2015, an increase of $1.0 million from a $1.6 million income tax expense for the corresponding period in 2014. The increase in income tax expense is primarily attributable to higher profit before income tax. Our effective tax rate (calculated as income tax gain or expense divided by the loss or profit before income tax) for the three months ended March 31, 2015 and March 31, 2014 amounted to 25.4% and 32.1%, respectively. The decrease in our effective tax rate during the period is primarily attributable to the fact that the first quarter of 2014 was impacted by a 23% devaluation of the Argentine peso in January 2014, which resulted in a taxable foreign exchange gain driven by account receivables denominated in U.S. dollars in our Argentine subsidiaries. This effect did not occur in the first quarter of 2015 in a significant amount.

Net Income for the Period

As a result of the foregoing, we had a profit of $7.5 million for the three months ended March 31, 2015, compared to a profit of $3.4 million for the corresponding period in 2014.

2014 Compared to 2013

Revenues

Revenues were $199.6 million for 2014, representing an increase of $41.3 million, or 26.1%, from $158.3 million for 2013.

Revenues from North America increased by $34.3 million, or 26.6%, to $163.1 million for 2014 from $128.8 million for 2013. Revenues from Latin America and other countries increased by $8.2 million, or 49.4%, to $24.8 million for 2014 from $16.6 million for 2013. Revenues from Europe decreased by $1.2 million, or 9.3%, to $11.7 million for 2014 from $12.9 million for 2013.

Revenues from technology and telecommunications clients increased by $4.9 million, or 11.7%, to $46.9 million for 2014 from $42.0 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to gaming, consumer experience services and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $15.6 million, or 53.1%, to $45.0 million for 2014 from $29.4 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience practices. Revenues from professional services clients increased by $0.6 million, or 1.9%, to $32.8 million for 2014 from $32.2 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, digital content and consumer experience solutions. Revenues from consumer, retail and manufacturing clients increased by $4.4 million, or 20.7%, to $25.7 million for 2014 from $21.3 million for 2013. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to mobile applications, testing services, user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from banks, financial services and insurance clients increased by $4.5 million, or 21.7%, to $25.2 million for 2014 from $20.7 million for 2013.

The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to high performance, analytics, cloud and mobile. Revenues from travel and hospitality clients increased by $11.9 million, or 112.3%, to $22.5 million for 2014 from $10.6 million for 2013. This increase is primarily attributable to large increase in demand for consumer experience and automated testing services. Revenues from clients in other verticals decreased by $0.6 million, or 28.6%, to $1.5 million for 2014 from $2.1 million for 2013.

Revenues from our top ten clients in 2014 increased by $24.8 million, or 39.4%, to $87.7 million from revenues of $62.9 million in 2013, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2014, Walt Disney Parks and Resorts Online, increased by $7.3 million, or 71.6%, to $17.5 million for 2014 from $10.2 million for 2013.

Cost of Revenues

Cost of revenues was $121.7 million for 2014, representing an increase of $22.1 million, or 22.2%, from $99.6 million for 2013. The increase was primarily attributable to the net addition of 512 IT professionals since December 31, 2013, an increase of 17.6%, to satisfy growing demand for our services, which translated into an increase in salaries and travel expenses. Cost of revenues as a percentage of revenues decreased to 61.0% for 2014 from 62.9% for 2013. The decrease was primarily attributable to the devaluation of the Argentine peso in January 2014, decreasing our average cost per employee during the year ended December 31, 2014.

Salaries, employee benefits, social security taxes and share-based compensation, the main component of cost of revenues, increased by $16.8 million, or 18.5% to $107.5 million for 2014 from $90.7 million for 2013. Salaries, employee benefits and social security taxes include a $0.04 million share-based compensation expense in 2014 and $0.2 million share-based compensation expense in 2013.

Depreciation and amortization expense included in the cost of revenues increased by $0.6 million, or 18.8%, to $3.8 million for 2014 from $3.2 million for 2013. The increase was primarily attributable to an increase in software licenses acquired in 2014 related to the delivery of our services.

Travel and housing increased by $3.7 million, or 84.1%, to $8.1 million for 2014 from $4.4 million for 2013. The increase was primarily attributable to the increased headcount in IT professionals described above, an increase in the number of projects requiring onsite presence and lower reimbursements from our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $57.3 million for 2014, representing an increase of $2.5 million from $54.8 million for 2013. The increase was primarily attributable to a $1.1 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior sales executives both in our main market, the United States; a $0.3 million increase in depreciation and amortization expense; a $1.2 million increase in office and rental expenses as a result of new delivery centers in Mexico, Peru, Colombia and a new sales office in New York, United States. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of the new delivery centers. In addition, there was a $0.4 million increase in professional fees including audit and other professional services. Allowances for doubtful accounts decreased by $0.8 million. Selling, general and administrative expenses as a percentage of revenues decreased to 28.7% for 2014 from 34.6% for 2013. Share-based compensation expense within selling, general and administrative expenses accounted for $0.6 million, or 0.3%, as a percentage of revenues for 2014, and $0.6 million, or 0.4%, as a percentage of revenues for 2013.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, decreased by $11.1 million to a gain of $1.5 million for 2014 compared to a loss of $9.6 million for 2013. This decrease is attributable to the recovery of a portion of the valuation allowance of $9.6 million recorded as of December 31, 2013.

Gain on Transaction with Bonds

Gain on transaction with bonds decreased by $17.0 million to $12.6 million for 2014 compared to $29.6 million for 2013. This decrease is explained by two factors: (i) a decrease in the amount of money transacted in bonds and (ii) a decrease in the spread between the implied exchange rate when comparing U.S.

dollar-denominated bonds purchased in the U.S. debt markets (in U.S. dollars) and the fair value of those same bonds in the Argentine debt markets (in Argentine pesos).

Gain on transaction with bonds — proceeds received as payment for exports was nil for 2014 compared to $29.6 million for 2013. This decrease was attributed to our decision to discontinue the use of U.S. dollar-denominated BODEN as payment from our U.S. subsidiaries for services provided by our Argentine subsidiaries. Gain on transaction with bonds — proceeds received from capital contributions amounted to $12.6 million for 2014 compared to nil for 2013. This increase is attributable to the capital contributions made to our Argentine subsidiaries in order to allow them to make capital expenditures to establish delivery centers in Argentina and to finance working capital needs. Our Argentine subsidiaries used the capital contributions to purchase U.S. dollar-denominated BODEN and BONAR acquired in the U.S. debt markets (in U.S. dollars). After receiving the BODEN and BONAR and after holding them for a certain period of time, our Argentine subsidiaries sold the BODEN and BONAR in the Argentine market. Because the fair value of the BODEN and BONAR in the Argentine markets, converted at the U.S. dollar official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currencies into our Argentine subsidiaries’ functional currency, which is the U.S. dollar), during 2014 was higher than the quoted U.S. dollar price for the BODEN and BONAR in the U.S. markets, we recognized a gain when remeasuring the fair value of the BODEN and BONAR (expressed in Argentine pesos) into U.S. dollars at the official exchange rate prevailing in Argentina.

Finance Income

Finance income for 2014 was $10.3 million compared to $4.4 million for 2013, resulting primarily from foreign exchange gains of $6.4 million, investment gains of $3.8 million and other interest income for $0.1 million.

Finance Expense

Finance expense increased to $11.2 million for 2014 from $10.0 million for 2013, primarily reflecting a foreign exchange loss of $9.3 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated monetary assets, and interest expense of $1.5 million. Other financial expenses totaled $0.4 million.

Other Income and Expenses, Net

Other income and expenses, net decreased to a gain of $0.4 million for 2014 from a gain of $1.5 million for 2013. Our 2014 gain was primarily attributable to the bargain business combination of BlueStar Peru. Our 2013 gain was primarily attributable to a $1.7 million gain from the remeasurement of a contingent liability.

Income Tax

Income tax expense amounted to $8.9 million for 2014, an increase of $2.9 million from a $6.0 million income tax gain for 2013. The increase in income tax expense was attributable to higher profit before income tax in the subsidiaries where we operate. Our effective tax rate (calculated as income tax gain or expense divided by the profit before income tax) decreased to 26.1% for 2014 from 30.4% for 2013.

Net Income for the Year

As a result of the foregoing, we had a net income of $25.3 million for 2014, compared to $13.8 million for 2013.

2013 Compared to 2012

Revenues

Revenues were $158.3 million for 2013, representing an increase of $29.5 million, or 22.9%, from $128.8 million for 2012.

Revenues from North America increased by $22.9 million, or 21.6%, to $128.8 million for 2013 from $105.9 million for 2012. Revenues from Europe increased by $1.5 million, or 13.2%, to $12.9 million for 2013 from $11.4 million for 2012. Revenues from Latin America and other countries increased by $5.1 million, or 44.3%, to $16.6 million for 2013 from $11.5 million for 2012.

Revenues from technology and telecommunications clients increased by $4.5 million, or 12.0%, to $42.0 million for 2013 from $37.5 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to quality engineering services. Revenues from professional services clients increased by $6.2 million, or 23.8%, to $32.2 million for 2013 from $26.0 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to enterprise consumerization, big data and high performance solutions and the cross-selling capabilities of our Studios. Revenues from media and entertainment clients increased by $0.7 million, or 2.4%, to $29.4 million for 2013 from $28.7 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to a higher demand for our gaming solutions, mobile applications, and consumer experience, user experience and social practices. Revenues from banks, financial services and insurance clients increased by $6.3 million, or 43.8%, to $20.7 million for 2013 from $14.4 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to user experience and social, and quality engineering. Revenues from consumer, retail and manufacturing clients increased by $11.1 million, or 108.8%, to $21.3 million for 2013 from $10.2 million for 2012. The increase in revenues from clients in this industry vertical was primarily attributable to growth in demand for services related to testing services, mobile applications, and user experience and social practices, supported by the cross-selling capabilities of our Studios. Revenues from travel and hospitality clients decreased by $0.3 million, or 2.8%, to $10.6 million for 2013 from $10.9 million for 2012. This decrease is primarily attributable to reduction in demand for consumer experience and automated testing services. Revenues from clients in other verticals increased by $1.0 million, or 90.9%, to $2.1 million for 2013 from $1.1 million for 2012.

Revenues from our top ten clients in 2013 increased by $4.9 million, or 8.4%, to $62.9 million from revenues of $58.0 million in 2012, reflecting our ability to increase the scope of our engagement with our main customers. Revenues from our largest client for 2013, Walt Disney Parks and Resorts Online, decreased by $1.8 million, or 15.0%, to $10.2 million for 2013 from $12.0 million for 2012.

Cost of Revenues

Cost of revenues was $99.6 million for 2013, representing an increase of $19.0 million, or 23.6%, from $80.6 million for 2012. The increase was primarily attributable to the net addition of 510 IT professionals since December 31, 2012, an increase of 21.2%, to satisfy growing demand for our services, and partially offset by a $4.4 million reduction in share-based compensation expense associated with our stock option plan. The decrease in share-based compensation expense is due to our decision to replace our existing SAR program in 2012 with a stock option program, which resulted in a higher share-based compensation expense during 2012. Cost of revenues as a percentage of revenues increased to 62.9% for 2013 from 62.6% for 2012. Share-based compensation expense accounted for 0.1% of revenues in 2013 as compared to 3.6% in 2012.

Salaries, employee benefits, social security taxes and share-based compensation expense, the main component of cost of revenues, increased by $15.3 million, or 20.3% to $90.7 million for 2013 from $75.4 million for 2012. Salaries, employee benefits and social security taxes include a $0.2 million share-based compensation expense in 2013 and $4.6 million share-based compensation expense in 2012.

Depreciation and amortization expense included in the cost of revenues increased by $1.2 million, or 60.0%, to $3.2 million for 2013 from $2.0 million for 2012. The increase was primarily attributable to an increase in software licenses acquired in 2013 related to the delivery of our services.

Travel and housing increased by $2.5 million, or 131.6%, to $4.4 million for 2013 from $1.9 million for 2012. The increase was primarily attributable to the increased headcount in IT professionals described above, an increase in the number of projects and lower reimbursements from our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expense was $54.8 million for 2013, representing an increase of $7.1 million from $47.7 million for 2012. The increase was primarily attributable to a $4.3 million increase in salaries, employee benefits and social security taxes related to the addition of a number of senior executives both in our headquarters in Argentina and in our main market, the United States; a $1.1 million increase in depreciation and amortization expense; a $6.5 million decrease in share-based compensation expense associated with our share-based compensation plan; and a $1.6 million increase in office and rental expenses as a result of the full year impact of the opening of two delivery centers in Buenos Aires, one in Mar del Plata and one in Tucumán Argentina, one in San Francisco, United States and one in Montevideo, Uruguay. The increases in office expenses, rental expenses and depreciation and amortization expense were related to the opening of new facilities in Argentina, Uruguay and the United States, as well as overhead costs related to the opening of new offices to support our growth. The decrease in share-based compensation expense is due to our decision to replace our existing SAR program in 2012 with a stock option program, which resulted in a higher share-based compensation expense during 2012. In addition, there was a $2.4 million increase in professional fees including audit and other professional services. Selling, general and administrative expenses as a percentage of revenues decreased to 34.6% for 2013 from 37.0% for 2012. Share-based compensation expense within selling, general and administrative expenses accounted for $0.6 million, or 0.4%, as a percentage of revenues for 2013, and $7.1 million, or 5.5%, as a percentage of revenues for 2012.

Impairment of Tax Credits, Net of Recoveries

Impairment of tax credits, net of recoveries, increased to $9.6 million for 2013 compared to nil for 2012. This increase is attributable to the recording of a valuation allowance of $9.6 million at December 31, 2013 to reduce the carrying value of the tax credits generated under the Software Promotion Law to their estimated net realizable value, as a result of a substantial doubt as to the recoverability of a portion of the tax credits.

Gain on Transaction with Bonds

Gain on transaction with bonds — proceeds received as payment for exports was $29.6 million for 2013 compared to nil for 2012. Since January 2013, our U.S. subsidiary has paid for a portion of the services provided by our Argentine subsidiaries by the delivery of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN are then delivered to our Argentine subsidiaries as payment for services rendered and, after being held by our Argentine subsidiaries for between 10 and 30 days (on average), are sold in the Argentine debt markets for Argentine pesos. Because the fair value of the BODEN in the Argentine debt markets (in Argentine pesos) during 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina.

Finance Income

Finance income for 2013 was $4.4 million compared to $0.4 million for 2012, resulting primarily from foreign exchange gains and interest on mutual funds.

Finance Expense

Finance expense increased to $10.0 million for 2013 from $2.7 million for 2012, primarily reflecting a foreign exchange loss of $7.8 million mainly related to the impact of the weakening of the Argentine peso against the U.S. dollar on our Argentine peso-denominated tax credits, and interest expense of $1.8 million. Other financial expenses totaled $0.4 million.

Other Income and Expenses, Net

Other income and expenses, net increased to a gain of $1.5 million for 2013 from a gain of $0.3 million for 2012. This increase is primarily attributable to a $1.7 million gain from the remeasurement of a contingent liability related to the acquisition of Terraforum.

Income Tax

Income tax expense amounted to $6.0 million for 2013, an increase of $6.2 million from a $0.2 million income tax gain for 2012. The increase in income tax expense was attributable to higher profit before income tax, principally due to the gain on transactions with BODEN and lower share-based compensation expense in 2013. Our effective tax rate (calculated as income tax gain or expense divided by the loss or profit before income tax) for 2013 amounted to 30.4%.

Net Income for the Year

As a result of the foregoing, we had a net income of $13.8 million for 2013, compared to a loss of $1.3 million for 2012. As described above, the results for 2012 included a share-based compensation expense of $11.7 million and a deferred tax gain resulting from such share-based compensation expense of $2.4 million.

Selected Quarterly Results

The following tables set forth our unaudited interim consolidated quarterly results for the 12 quarters in the period from April 1, 2012 to March 31, 2015. The information in the following tables should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the quarters presented on the same basis as our audited consolidated financial statements. As described in note 1 to our audited consolidated financial statements, until December 9, 2012, we conducted our business through a holding company domiciled in Spain. On December 10, 2012, we incorporated our company, Globant S.A., as a société anonyme under the laws of the Grand Duchy of Luxembourg and the Spanish holding company became our wholly-owned subsidiary. The condensed consolidated financial statements for the unaudited interim consolidated quarterly results presented below are not included in this prospectus, except for the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015. The unaudited interim consolidated quarterly results set forth below include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The unaudited interim consolidated quarterly results are historical and may not be indicative of future results.

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Consolidated Statements of profit or loss and other comprehensive income:
Revenues	$29,405	$34,290	$37,669
Cost of revenues	(20,897)	(20,908)	(22,285)
Gross profit	8,508	13,382	15,384
Selling, general and administrative expenses	(16,052)	(10,758)	(12,176)
Impairment of tax credits, net of recoveries	—	—	—
Profit (Loss) from operations	(7,544)	2,624	3,208
Gain on transaction with bonds	—	—	—
Finance expense, net	(666)	(335)	(543)
Other income and expenses, net	—	226	65
Profit (Loss) before income tax	(8,210)	2,515	2,730
Income tax (expense) gain	1,833	(688)	(724)
Net income (loss) for the period	$(6,377)	$1,827	$2,006

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012

Consolidated Statements of profit or loss and other comprehensive income, as a percentage of revenue:
Revenue	100.0%	100.0%	100.0%
Cost of revenues	(71.1)	(61.0)	(59.2)
Gross profit	28.9	39.0	40.8
Selling, general and administrative expense	(54.6)	(31.4)	(32.3)
Impairment of tax credits, net of recoveries	—	—	—
Profit (Loss) from operations	(25.7)	7.6	8.5
Gain on transaction with bonds	—	—	—
Finance expense, net	(2.3)	(1.0)	(1.4)
Other income and expenses, net		0.7	0.2
Profit (Loss) before income expense	(28.0)	7.3	7.3
Income tax (expense) gain	6.2	(2.0)	(1.9)
Net income (loss) for the period	(21.8)	5.3	5.4

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands, except for percentages)
Other data:
Adjusted gross profit(1)	$12,943	$13,835	$16,688
Adjusted gross profit margin percentage(1)	44.0%	40.3%	44.3%
Adjusted selling, general and administrative expenses(2)	$(8,930)	$(9,725)	$(10,780)
Adjusted profit from operations(3)	$3,040	$2,697	$4,260
Adjusted profit from operations margin percentage(3)	10.3%	7.9%	11.3%
Adjusted net income for the period(4)	$4,207	$1,900	$3,058
Adjusted net income margin percentage for the period(4)	14.3%	5.5%	8.1%

(1)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Reconciliation of adjusted gross profit:
Gross profit	$8,508	$13,382	$15,384
Adjustments
Depreciation and amortization expense	413	468	667
Share-based compensation expense	4,022	(15)	637
Adjusted gross profit	$12,943	$13,835	$16,688
(2)	To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non- IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Reconciliation of adjusted selling, general and administrative expenses:
Selling, general and administrative expenses	$(16,052)	$(10,758)	$(12,176)
Adjustments
Depreciation and amortization expense	560	945	981
Share-based compensation expense	6,562	88	415
Adjusted selling, general and administrative expenses	$(8,930)	$(9,725)	$(10,780)
(3)	To supplement our profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit from operations, the most comparable IFRS measure, to exclude share-based compensation expense and the impairment of tax credits, net of recoveries. We present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Reconciliation of adjusted profit from operations:
Profit (Loss) from operations	$(7,544)	$2,624	$3,208
Adjustments
Impairment of tax credits, net of recoveries	—	—	—
Share-based compensation expense	10,584	73	1,052
Adjusted profit from operations	$3,040	$2,697	$4,260
(4)	To supplement our net income presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the period, which is adjusted from net income, the most comparable IFRS measure, to exclude share-based compensation expense. We present the non-IFRS financial measure of adjusted net income margin percentage for the period, which reflects adjusted net income for the period as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands)
Reconciliation of adjusted profit for the period:
Net income (loss) for the period	$(6,377)	$1,827	$2,006
Adjustments
Share-based compensation expense	10,584	73	1,052
Adjusted net income for the period	$4,207	$1,900	$3,058

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Condensed Interim Consolidated Statements of profit or loss and other comprehensive income:
Revenue	$34,351	$37,371	$40,367	$46,235	$43,125	$49,404	$51,959	$55,117	$54,512
Cost of revenues	(22,076)	(23,511)	(24,686)	(29,330)	(26,359)	(29,378)	(31,596)	(34,360)	(34,614)
Gross profit	12,275	13,860	15,681	16,905	16,766	20,026	20,363	20,757	19,898
Selling, general and administrative expense	(11,567)	(13,267)	(13,904)	(16,103)	(12,941)	(13,392)	(15,103)	(15,852)	(15,457)
Impairment of tax credits, net of recoveries	—	—	—	(9,579)	(416)	(365)	(40)	2,326	1,820
Profit (Loss) from operations	708	593	1,777	(8,777)	3,409	6,269	5,220	7,231	6,261
Gain on transaction with bonds	3,107	8,187	9,525	8,758	2,606	2,173	5,244	2,606	3,984
Finance expense, net	(739)	(1,365)	(1,670)	(1,831)	(942)	(435)	(271)	704	(179)
Other income and expenses, net	—	—	1,703	(198)	(33)	6	(23)	430	(3)
Profit (Loss) before income tax	3,076	7,415	11,335	(2,048)	5,040	8,013	10,170	10,971	10,063
Income tax (expense) gain	(687)	(1,810)	(1,718)	(1,794)	(1,616)	(2,112)	(2,380)	(2,823)	(2,558)
Net income (loss) for the period	$2,389	$5,605	$9,617	$(3,842)	$3,424	$5,901	$7,790	$8,148	$7,505

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(expressed as a percentage of revenue)
Condensed Interim Consolidated Statements of profit or loss and other comprehensive income:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(64.3)	(62.9)	(61.2)	(63.4)	(61.1)	(59.5)	(60.8)	(62.3)	(63.5)
Gross profit	35.7	37.1	38.8	36.6	38.9	40.5	39.2	37.7	36.5
Selling, general and administrative expense	(33.7)	(35.5)	(34.4)	(34.8)	(30.0)	(27.1)	(29.1)	(28.8)	(28.4)
Impairment of tax credits, net of recoveries	—	—	—	(20.7)	(1.0)	(0.7)	(0.1)	4.2	3.3
Profit (Loss) from operations	2.0	1.6	4.4	(18.9)	7.9	12.7	10.0	13.1	11.4
Gain on transaction with bonds	9.0	21.9	23.6	18.9	6.0	4.4	10.1	4.7	7.3
Finance expense, net	(2.1)	(3.7)	(4.1)	(4.0)	(2.2)	(0.8)	(0.5)	1.3	(0.3)
Other income and expenses, net	—	—	4.2	(0.4)	(0.1)	—	—	0.8	—
Profit (Loss) before income tax	8.9	19.8	28.1	(4.4)	11.6	16.3	19.6	19.9	18.4
Income tax (expense) gain	(2.0)	(4.8)	(4.3)	(3.9)	(3.7)	(4.3)	(4.6)	(5.1)	(4.7)
Net income (loss) for the period	6.9	15.0	23.8	(8.3)	7.9	12.0	15.0	14.8	13.7

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands, except for percentages)
Other data:
Adjusted gross profit(1)	$12,989	$14,446	$16,576	$18,115	$17,625	$20,903	$21,313	$21,919	$21,010
Adjusted gross profit margin percentage(1)	37.8%	38.7%	41.1%	39.2%	40.9%	42.3%	41.0%	39.8%	38.5%
Adjusted selling, general and administrative expenses(2)	$(10,570)	$(12,150)	$(12,541)	$(15,036)	$(11,999)	$(12,387)	$(13,420)	$(14,679)	$(14,253)
Adjusted profit from operations(3)	$790	$613	$2,199	$1,071	$3,833	$6,673	$5,830	$4,905	$4,455
Adjusted profit from operations margin percentage(3)	2.3%	1.6%	5.4%	2.3%	8.9%	13.5%	11.2%	8.9%	8.2%
Adjusted net income (loss) for the period(4)	$2,471	$5,625	$10,039	$(3,573)	$3,432	$5,940	$8,360	$8,148	$7,519
Adjusted net income (loss) margin percentage for the period(4)	7.2%	15.1%	24.9%	(7.7)%	8.0%	12.0%	16.1%	14.8%	13.8%

(1)	To supplement our gross profit presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted gross profit, which is adjusted from gross profit, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in cost of revenues. We also present the non-IFRS financial measure of adjusted gross profit margin percentage, which reflects adjusted gross profit margin as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Reconciliation of adjusted gross profit:
Gross profit	$12,275	$13,860	$15,681	$16,905	$16,766	$20,026	$20,363	$20,757	$19,898
Adjustments
Depreciation and amortization expense	681	578	863	1,093	855	847	949	1,162	1,107
Share-based compensation expense	33	8	32	117	4	30	1	—	5
Adjusted gross profit	$12,989	$14,446	$16,576	$18,115	$17,625	$20,903	$21,313	$21,919	$21,010
(2)	To supplement our selling, general and administrative expenses presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted selling, general and administrative expenses, which is adjusted from selling, general and administrative expenses, the most comparable IFRS measure, to exclude depreciation and amortization expense and share-based compensation expense included in selling, general and administrative expenses. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Reconciliation of adjusted selling, general and administrative expenses:
Selling, general and administrative expenses	$(11,567)	$(13,267)	$(13,904)	$(16,103)	$(12,941)	$(13,392)	$(15,103)	$(15,852)	$(15,457)
Adjustments
Depreciation and amortization expense	948	1,105	973	915	938	996	1,114	1,173	1,195
Share-based compensation expense	49	12	390	152	4	9	569	—	9
Adjusted selling, general and administrative expenses	$(10,570)	$(12,150)	$(12,541)	$(15,036)	$(11,999)	$(12,387)	$(13,420)	$(14,679)	$(14,253)
(3)	To supplement our profit (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted profit from operations, which is adjusted from profit (loss) for the period, the most comparable IFRS measure, to exclude share-based compensation expense and impairment of tax credits, net of recoveries. In addition, we present the non-IFRS financial measure of adjusted profit from operations margin percentage, which reflects adjusted profit from operations as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Reconciliation of adjusted profit from operations:
Profit (Loss) from operations	$708	$593	$1,777	$(8,777)	$3,409	$6,269	$5,220	$7,231	$6,261
Adjustments
Impairment of tax credits, net of recoveries	—	—	—	9,579	416	365	40	(2,326)	(1,820)
Share-based compensation expense	82	20	422	269	8	39	570	—	14
Adjusted profit from operations	$790	$613	$2,199	$1,071	$3,833	$6,673	$5,830	$4,905	$4,455
(4)	To supplement our net income (loss) presented in accordance with IFRS, we use the non-IFRS financial measure of adjusted net income for the period, which is adjusted from net income (loss) for the period, the most comparable IFRS measure, to exclude share-based compensation expense. In addition, we present the non-IFRS financial measure of adjusted net income margin percentage for the period, which reflects adjusted net income for the period as a percentage of revenues. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating its performance.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(in thousands)
Reconciliation of adjusted net income (loss) for the period:
Net income (loss) for the period	$2,389	$5,605	$9,617	$(3,842)	$3,424	$5,901	$7,790	$8,148	$7,505
Adjustments
Share-based compensation expense	82	20	422	269	8	39	570	—	14
Adjusted net income (loss) for the period	$2,471	$5,625	$10,039	$(3,573)	$3,432	$5,940	$8,360	$8,148	$7,519

As most of our revenues are derived from contracts priced on a time-and-materials basis (where our materials costs consist of travel and out-of-pocket expenses), we typically experience lower revenues in the first and second quarters of the year due to the seasonality of our business. In addition, our quarterly operating results can fluctuate from quarter to quarter and are affected by many factors including, among others, business volume from our clients, the exchange rates in the countries where we operate, changes in general economic conditions in the United States, and our customers’ spending on technology. We believe that our revenues will continue to be affected in the future by these factors.

During the quarterly periods presented above, our quarterly revenues increased in every quarter as compared to the same quarter in the previous year. The first quarter of each year is impacted by the summer months in Latin America, Carnival holidays and the Easter holiday (which occurs in March or April depending on the year), which consequently reduce the number of working days during that period. Despite these challenges, our quarterly revenues for the three months ended March 31, 2013 increased by 25.0% compared to the corresponding period in 2012, quarterly revenues for the three months ended March 31, 2014, increased by 25.5% compared to the three months ended March 31, 2013 and quarterly revenues for the three months ended March 31, 2015 increased by 26.5% compared to the corresponding period in 2014.

Our adjusted gross profit margin percentage has been stable over most of the quarterly periods presented above. The quarterly periods in 2013 were impacted by the level of utilization of our Brazilian operations, which we acquired in October 2012 and the adverse impact of the official exchange rate in Argentina for Argentine pesos to U.S. dollars, which was much lower than the market rate. The first quarter of each year tends to have lower adjusted gross margins due to the effects on revenues described above. However, the first quarter of 2014 shows a strong increase in adjusted gross margins, primarily as a result of the devaluation of the Argentine peso. Adjusted gross margins for the year ended December 31, 2014 exceeded those for the same period during 2013. Adjusted gross margin for the three months ended March 31, 2015 was 38.5%.

Our adjusted gross profit margin percentage and selling, general and administrative expenses were impacted in the second quarter of 2012 by a large share-based compensation expense. In addition, since 2012, we decided to increase our expenditures in selling, general and administrative expenses, primarily in sales, information technology and finance, in preparation for our becoming a public company. We believe the current structure can support our company during this year. During the year ended December 31, 2014 and the three months ended March 31, 2015, our selling, general and administrative expenses measured as a percentage of sales decreased compared to 2013, as the company gained operating leverage.

Net income for the period tends to be higher in the second two quarters of the year, when utilization is at its highest levels and the impact of annual salary increases, which generally takes place in the second quarter of each year, has been mostly absorbed. Net income for the fourth quarter and full year 2013 reflect a robust increase as we benefited from gains on transactions with BODEN received as payment for the exports of a portion of services performed by our Argentine subsidiaries. Net income for the year ended December 31, 2013 was adversely affected by the recording of valuation allowances of $9.6 million at December 31, 2013 to reduce the carrying value of the tax credit generated under the Software Promotion Law as originally enacted in 2004 to its estimated net realizable value, as a result of our substantial doubt as to the recoverability of that credit based on our interpretation of regulations issued during the three months ended March 31, 2014. The fourth quarter of 2014 included a $2.3 million recovery of tax credits for which a valuation allowance was created in the quarter ended December 31, 2013. The fourth quarter of 2014 also showed a strong improvement in net income for the period as a result of our improved operating performance.

Adjusted net income for the first three months ended March 31, 2015 totaled $7.5 million.

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows from operating activities and borrowings under our credit facilities. Historically, we have also raised capital through several rounds of equity financing ($3.0 million in 2007, $4.6 million in 2008, $5.8 million in 2011 and $2.0 million in 2012, net of expenses). In July 2014, we raised $40.5 million in our initial public offering, net of underwriting fees and expenses. For the three months ended March 31, 2015, we derived 89.9% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under those contracts, the clients pay the U.S. and United Kingdom subsidiaries (depending on where the client is located) directly. In most instances, the U.S. and United Kingdom subsidiaries in turn contract with our subsidiaries in Argentina, Colombia, Uruguay, Peru and Mexico to perform the services to be delivered to our clients and compensate those subsidiaries for their services in accordance with transfer pricing arrangements in effect from time to time. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina but also in the other jurisdictions in which we conduct operations. As a result, our non-Argentine subsidiaries do not depend on the transfer of cash from our Argentine subsidiaries to meet their working capital requirements or other cash obligations.

Our primary cash needs are for capital expenditures (consisting of additions to property and equipment and to intangible assets) and working capital. From time to time we also require cash to fund acquisitions of businesses.

We incur capital expenditures to open new delivery centers, for improvements to existing delivery centers, for infrastructure-related investments and to acquire software licenses.

The following table sets forth our historical capital expenditures for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013(**)	2012(*)
	(in thousands)
Capital expenditures	$3,615	$2,909	$11,985	$10,702	$7,643

*	Excludes impact of TerraForum and Globers acquisitions.
**	Excludes impact of Huddle acquisition.

During the three months ended March 31, 2015, we invested $3.6 million in capital expenditures, primarily on the expansion of our existing offices in Mexico City in Mexico, Buenos Aires in Argentina, São Paulo in Brazil, and New York in the United States.

During the year ended December 31, 2014, we invested $12.0 million in capital expenditures, primarily on the final payments related to the acquistions of delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucumán. We also invested in setting up new delivery centers in Mexico City in Mexico, Mar del Plata in Argentina, Bogatá in Colombia and a client management location in New York in the United States.

During 2013, we invested $10.7 million on capital expenditures, primarily on the opening of three delivery centers in Argentina, in Bahia Blanca, La Plata and Tucumán, and the expansion of our existing delivery center in Uruguay and on the opening of new delivery centers in Argentina. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to the acquisition of software licenses, on the specific requirements of client projects.

During 2012, we invested $7.6 million on capital expenditures, primarily on the opening of new delivery centers in Buenos Aires, Córdoba, and Tucumán in Argentina and San Francisco, California and the expansion of our existing delivery center in Montevideo, Uruguay. Capital expenditures vary depending on the timing of new delivery center openings and improvements of existing delivery centers and, primarily with respect to acquisition of software licenses, on the specific requirements of client projects.

On May 14, 2015, we entered into a stock purchase agreement to acquire Clarice. On October 11, 2013, we entered into several definitive agreements relating to our acquisition of the Huddle Group. On October 23, 2014, we completed the acquisition of Huddle Investment.

On October 10, 2014, we entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions for the following three years. On that same date, we also entered into a stock purchase agreement with AEP Retail to purchase 100% of the capital stock of BlueStar Holdings, whose only material asset is 100% of the capital stock of BlueStar Peru. BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry. The aggregate purchase price under the stock purchase agreement amounts to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

With a team of 156 employees at the time of the acquisition, the Huddle Group focuses on offering innovative and agile software solutions for leading companies primarily in the media and entertainment industries. The Huddle Group specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others. This acquisition advances our strategy of becoming a global leader in the creation of innovative software products by focusing on new technologies and trends such as gaming, mobile, cloud computing, social media, wearables, internet of things and big data.

On October 26, 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil, for an aggregate purchase price of up to approximately $4.4 million, $2.6 million of which is payable on a deferred basis and subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ended December 31, 2012. We were not required to pay $1.7 million of the contingent consideration due to the fact that certain financial targets, including gross revenue and gross profit for the year ended December 31, 2012, were not achieved. Individual shareholders of TerraForum may elect to receive up to approximately $0.3 million of the deferred payment amount in our common shares, valued at $0.90 per common share, subject to our right to revoke this option and effect the payment in cash. The U.S. dollar amounts in this paragraph other than the per share amount were translated from Brazilian reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of October 26, 2012 of approximately R$2.03 to U.S.$1.00. The acquisition of TerraForum allowed us to expand into one of the largest economies in the world and broaden the services provided to our current client portfolio, strengthening our position as a leader in the creation of innovative software products.

Our primary working capital requirements are to finance our payroll-related liabilities during the period from delivery of our services through invoicing and collection of trade receivables from clients.

We will continue to invest in our subsidiaries. In the event of any repatriation of funds or declaration of dividends from our subsidiaries, there is no tax effect to us because dividends from foreign subsidiaries are exempt from taxes.

In July 2011, we completed the acquisition of 100% of the share capital of Nextive for total consideration of $5.8 million, net of expenses, of which $1.4 million was paid in cash at closing. The remaining $4.4 million was payable in three equal installments in 2012, 2013 and 2014, plus interest at the rate of 8% on the outstanding amount. The 2012, 2013 and 2014 installments were paid.

As of March 31, 2015, we had cash and cash equivalents and investments of $69.9 million, primarily held in Argentine peso and U.S. dollar-denominated accounts in the Argentina and the United States. Our U.S. subsidiary had a $15.0 million secured working capital facility with Bridge Bank (none of which was drawn as of March 31, 2015) and our principal Argentine subsidiary had a number of short-term unsecured credit lines with various banks in Argentina (under which a total of $0.5 million was outstanding as of March 31, 2015).

On May 6, 2013, our U.S. subsidiary renewed its working capital facility with Bridge Bank on substantially the same terms as the subsidiary’s previous working capital facility. Under our U.S. subsidiary’s working capital facility, its borrowing capacity is equal to the lesser of (i) $15.0 million and (ii) 80% of its eligible trade receivables. Advances under the working capital facility accrue interest at Bridge Bank’s prime rate (currently 3.25%) plus an applicable margin of 0.25%. This working capital facility is guaranteed by Globant and is secured by the borrower’s trade receivables. This facility matured on May 6, 2015.

Our principal Argentine subsidiary’s lines of credit are denominated in Argentine pesos and bear interest at fixed rates ranging from 7.0% to 15.25% and have maturity dates ranging from April 2015 to December 2017.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Profit before income tax (gain) expense adjusted for non cash items(1)	$6,660	$6,405	$27,611	$8,909	$16,454
Changes in working capital	2,690	(142)	(2,356)	(4,757)	(7,990)
Income tax paid	(2,248)	(1,530)	(10,959)	(2,941)	(749)
Net cash provided by (used in) operating activities	7,102	4,733	14,296	1,211	7,715
Net cash (used in) provided by investing activities	(14,172)	(6,904)	(23,681)	7,769	(9,162)
Net cash (used in) provided by financing activities	1,208	(583)	28,468	2,071	2,201
Effect of exchange rate changes on cash and cash equivalents	(98)	(1,106)	(1,939)	(1,685)	(82)
Cash and cash equivalents at the beginning of the period/year	34,195	17,051	17,051	7,685	7,013
Cash and cash equivalents at the end of the period/year	28,235	13,191	34,195	17,051	7,685
Increase (Decrease) in cash and cash equivalents	$(5,960)	$(3,860)	$17,144	$9,366	$672

(1)	Profit before income tax gain (expenses) adjusted for non-cash items consists of the sum of the following items:

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Net income (Loss) for the period/year	$7,505	$3,424	$25,263	$13,769	$(1,301)
Share-based compensation expense	14	8	617	793	11,709
Income tax (current and deferred)	2,558	1,616	8,931	6,009	(160)
Depreciation of property and equipment	1,490	1,114	4,902	4,967	3,889
Amortization of intangible assets	812	679	3,132	2,189	881
Allowance for doubtful accounts	33	199	130	922	121
Allowance for claims and lawsuits	130	10	529	18	19
Gain on remeasurement of contingent consideration	—	—	—	(1,703)	—
Accrued interest	68	366	378	700	1,296
Gain on transactions with bonds	(3,984)	(2,606)	(12,629)	(29,577)	—
Net gain arising on financial assets classified as held-for-trading	(152)	(658)	(3,813)	(850)	—
Net gain arising on financial assets classified as held-to-maturity	(1,275)	—	—	—	—
Impairment of tax credits, net of recoveries	(1,820)	416	(1,505)	9,579	—
Gain from bargain business combination(1)	—	—	(472)	—	—
Exchange differences	1,281	1,837	2,148	2,093	—
Profit before income tax (gain) expense adjusted for non cash items	$6,660	$6,405	$27,611	$8,909	$16,454

(1)	See note 23 to our audited consolidated financial statements.

In accordance with IFRS, the variations in the line items in the consolidated cash flow statements for 2012, 2013 and 2014 do not reflect movements in balance sheet line items attributable to the Nextive, Terraforum, Huddle and BlueStar Peru acquisitions.

Operating Activities

Net cash provided by operating activities consists primarily of profits before taxes adjusted for non-cash items, including depreciation and amortization expense, and the effect of working capital changes.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Profit before income tax (gain) expense adjusted for non-cash items(1)	$6,660	$6,405	$27,611	$8,909	$16,454
Changes in working capital:
Net increase in trade receivables	145	(127)	(6,336)	(5,971)	(7,172)
Net increase in other receivables	(74)	(946)	(5,679)	(2,987)	(4,760)
Net increase in trade payables	(458)	250	2,905	1,451	579
Net increase in payroll and social security taxes payable	2,528	169	4,231	3,424	3,544

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Net increase (decrease) in tax liabilities and deferred tax	587	618	2,375	193	(917)
Utilization of provision of contingencies	—	22	—	(40)	—
Net increase (decrease) in other liabilities	(38)	(128)	148	(827)	736
Income tax paid	(2,248)	(1,530)	(10,959)	(2,941)	(749)
Cash provided by (used in) operating activities	$7,102	$4,733	$14,296	$1,211	$7,715

(1)	See note 1 to the preceding table.

Net cash provided by operating activities was $7.1 million for the three months ended March 31, 2015, as compared to net cash provided by operating activities of $4.7 million for the three months ended March 31, 2014. This increase in net cash provided by operating activities was primarily attributable to a $2.8 million decrease in working capital, a $0.3 million increase in profit before income tax expenses adjusted for non-cash items, partially offset by a $0.7 million increase in income taxes paid.

Net cash provided by operating activities was $1.2 million for the year ended December 31, 2014, as compared to net cash used in operating activities of $1.2 million for the year ended December 31, 2013. This increase in net cash provided by operating activities was primarily attributable to a $18.7 million increase in profit before income tax expenses adjusted for non-cash items, a $3.2 million increase in working capital and a $8.0 million increase in income taxes paid.

Net cash provided by operating activities was $14.3 million for the year ended December 31, 2013 as compared to net cash provided by operating activities of $7.7 million for the year ended December 31, 2012. This decrease in net cash provided by operating activities was primarily attributable to a $7.5 million decrease in profit before income tax expense adjusted for non cash-items, a $2.4 million decrease in working capital requirements and a $2.2 million increase in income tax payment.

Changes in working capital in the year ended December 31, 2013 consisted primarily of a $6.0 million increase in trade receivables, and a $3.0 million increase in other receivables, partially offset by a $3.4 million increase in payroll and social security taxes payable, and a $1.5 million increase in trade payables. The $6.0 million increase in trade receivables reflects our revenue growth. The $3.0 million increase in other receivables was mainly related to the increase in Argentina’s value-added tax credits. Payroll and social security taxes payable increased to $17.8 million as of December 31, 2013 from $13.7 million as of December 31, 2012, primarily as a result of the growth in our headcount in line with our expansion.

Changes in working capital in the year ended December 31, 2014 consisted primarily of a $6.3 million increase in trade receivables, a $5.7 million increase in other receivables, primarily offset by a $4.2 million increase in payroll and social security taxes payable, and a $2.4 million increase in tax liabilities. The $6.3 million increase in trade receivables reflects our revenue growth. The $5.7 million increase in other receivables was mainly related to the increase in Argentina’s value-added tax credits. Payroll and social security taxes payable increased to $21.0 million as of December 31, 2014 from $17.8 million as of December 31, 2013, primarily as a result of the growth in our headcount in line with our expansion.

Investing Activities

Net cash of $14.2 million was used in investing activities for the three months ended March 31, 2015, as compared to net cash of $6.9 million used in investing activities for the three months ended March 31, 2014. During the three months ended March 31, 2015, we invested $4.9 million in property and equipment, $0.9 million in intangible assets, $9.1 million in sovereign bonds and other financial assets and $0.2 million in payments under previous acquisition agreements.

Net cash of $23.7 million was used in investing activities for the year ended December 31, 2014, as compared to net cash provided of $7.8 million for the year ended December 31, 2013. During the year ended

December 31, 2014, we invested $11.4 million in property and equipment, $2.5 million in intangible assets, $2.2 million in sovereign bonds and other financial assets, $6.5 million in payments under previous acquisition agreements, and we spent $1.1 million in hedging contracts.

Net cash of $7.8 million was provided by investing activities for the year ended December 31, 2013 as compared to $9.2 million of net cash used in investing activities during the year ended December 31, 2012. During the year ended December 31, 2013, we invested in mutual funds and sovereign bonds, which generated $20.5 million, and we also invested $7.3 million in fixed and intangible assets and $5.2 million in acquisition-related transactions.

Financing Activities

Net cash of $1.2 million was provided by financing activities during the three months ended March 31, 2015 as compared to $0.6 million used in financing activities in the three months ended March 31, 2014. During the three months ended March 31, 2015, we received proceeds from issuance of shares under our share-based compensation plans for $1.4 million.

Net cash of $28.5 million was provided by financing activities during the year ended December 31, 2014 as compared to $2.1 million provided by financing activities in the year ended December 31, 2013. During the year ended December 31, 2014, we received net proceeds of $40.5 million from our initial public offering, we received $1.1 million from the issuance of shares under our share-based compensation plan, we paid offering-related expenses of $3.1 million, repaid outstanding debt of $9.7 million and paid interest expenses of $0.3 million.

Net cash of $2.1 million was provided by financing activities for the year ended December 31, 2013, as compared to $2.2 million of net cash provided by financing activities for the year ended December 31, 2012. During the year ended December 31, 2013, we repurchased options for $2.0 million, repurchased $4.2 million of treasury stock and paid offering-related expenses of $0.9 million. These outflows were partially offset by capital contributions made by shareholders of $9.1 million.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of March 31, 2015 and the effect such obligations are expected to have on our liquidity and cash flows.

	Payments due by Period
	Total	Less than 1 year	2 – 3 years	More than 4 years	More than 5 years
	(in thousands)
Borrowings	$802	$297	$505	$—	$—
Interest to be paid on borrowings	248	157	91	—	—
Operating lease obligations(1)	17,612	7,316	6,787	2,274	1,235
Other financial liabilities(2)	1,097	831	266	—	—
Total	$19,759	$8,601	$7,649	$2,274	$1,235

(1)	Includes rental obligations and other lease obligations.
(2)	Relates to Huddle acquisition. See note 23 to our audited consolidated financial statements.

Future Capital Requirements

We believe that our existing cash and cash equivalents, cash flows from operations and revolving line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. In addition, as of March 31, 2015, IAFH Global S.A. had recognized an aggregate of $7.3 million in value-added tax credits. We expect to monetize the value of those value-added tax credits by way of cash reimbursement from AFIP. We expect that the full amount of these tax credits will be monetized by the end of 2015.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. If our cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms or at all.

Restrictions on Distribution of Dividends by Certain Subsidiaries

For the year ended December 31, 2014, we derived over 87.6% of our revenues from clients in North America and Europe pursuant to contracts that are entered into by our subsidiaries located in the United States and the United Kingdom. Under these arrangements, earnings and cash flows from operations are generated not just in Argentina, but also in the other jurisdictions in which we conduct operations. Our non-Argentine subsidiaries, including Globant S.A. and Spain Holdco, do not depend on the transfer of earnings from our Argentine subsidiaries to meet their working capital requirements or other cash obligations. When earnings are transferred between our subsidiaries, the transferor declares a dividend to its shareholders during a shareholder meeting. The dividend is subsequently paid to the shareholders. However, the ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below.

In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2014, required legal reserves at our Argentine subsidiaries amounted to $0.9 million and had been set aside as of that date. As of that date, our Uruguayan subsidiary had set aside a legal reserve of $0.04 million, which was fully constituted.

In accordance with Brazilian law, 5% of the net profit of our Brazilian subsidiary must be allocated to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiary may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. Our Brazilian subsidiary did not have a legal reserve as of December 31, 2014.

In accordance with Colombian companies law, our Colombian subsidiary must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 50% of its issued share capital. As of December 31, 2014, its legal reserves amounted to $0.004 million and were fully set aside.

In accordance with Spanish companies law, our Spanish subsidiary, Globant S.A., must set aside at least 10% of its net income (determined on the basis of its statutory accounts) in each year to legal reserves, until such reserves equal 20% of its issued share capital. As of December 31, 2014, no reserves had been set aside.

In accordance with Mexican law, our Mexican subsidiary must set aside at least 5% of its net income for each year to a legal reserve, until such reserve equals 20% of its respective capital stock amounts. As of December 31, 2014, no reserves had been set aside.

In accordance with Peruvian law, our Peruvian subsidiary must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its respective capital stock amounts. As of December 31, 2014, no reserves had been set aside.

In accordance with Indian law, our Indian subsidiary must set off all losses incurred by it (including carried over losses from the previous financial year) and make a provision for depreciation (including depreciation for the previous year if it was not already provided for) against the profits earned by it prior to declaring any dividends. Since the declaration of dividends under Indian law is discretionary, our Indian subsidiary is not required to allocate a specific portion of its annual profits to a designated legal reserve for purposes of declaring dividends.

In addition, our Argentine subsidiaries are subject to formal and informal restrictions under exchange controls imposed by the Argentine government on the conversion of Argentine pesos into U.S. dollars and the remittance of U.S. dollars abroad, respectively. These restrictions could impair or prevent the conversion of anticipated dividends or distributions payable to us by those subsidiaries from Argentine pesos into U.S.

dollars. For further information on these exchange controls, see “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to receive dividends and distributions from, and the proceeds of any sale of, our assets in Argentina” and “Regulatory Overview — Foreign Exchange Controls.”

Equity Compensation Arrangements

From 2006 through June 30, 2012, we granted a total of 108,891 SARs to a limited number of key employees pursuant to SAR award agreements as a form of long-term incentive compensation. Under the SAR award agreements, each SAR holder was entitled to receive the difference between the “start” price specified in the agreement and the price paid or assigned to each of our common shares upon an event of liquidity, as to each SAR vested as of that date and provided that the SAR holder was then employed by us. An event of liquidity means the completion of a merger, sale or transfer of Globant by virtue of which the shareholders of Globant receive consideration (cash, payment in kind, or a combination of both) representing at least 55% of our equity. Upon termination of the employee’s employment with us for any reason, other than for resignation or termination with justified cause, the employee retained the right to any SARs vested through that date. Of the 107,743 SARs outstanding as of December, 31, 2011, 62,970 were granted under a form of SAR award agreement having the provisions described above (“SAR I Award Agreements”). The remaining 44,772 SARs were awarded under SAR award agreements that, in addition to entitling the SAR holder to the payment described above upon an event of liquidity, also entitle the SAR holder to exercise the SAR following an initial public offering by Globant (“SAR II Award Agreements”).

We had granted 61,270 SARs as of January 1, 2009, and 1,700 SARs as of December 31, 2009, in each case under SARs I Award Agreements. We had granted 24,147 SARs and 20,625 SARs as of December 31, 2010 and 2011, in each case under SARs II Award Agreements.

As we concluded that an Event of Liquidity and an initial public offering were not considered probable at December 31, 2009, 2010 and 2011, we did not recognize any liability or expense related to the outstanding SARs at any of those dates.

In June 2012, we decided to replace the SARs with share options, under which the beneficiary employee has, to the extent vested, an option to purchase common shares that is exercisable upon the earliest of (i) the effective date of the share option agreement, provided that the employee has been continuously employed by us (or any of our subsidiaries), (ii) an event of liquidity, as defined in the share option agreement, or (iii) an initial public offering registered under the Securities Act. The exercise price of the share options was unchanged from the original SAR award agreements, and is required to be paid by the employee in cash at the date of exercise. The share option agreements were signed on June 30, 2012 by all employees who had been awarded SARs under the SAR award agreements.

The modification of the SAR award agreements into share option agreements under which the options are immediately exercisable for those employees who have met the service requirement under the related share option agreements was recorded in the year ended December 31, 2012 as a modification of terms of the original agreement prospectively as of the date of change.

Share-based compensation expense for awards of equity instruments to employees is determined based on the grant-date fair value of the awards. Fair value is calculated using the Black-Scholes option pricing model.

Including our newly-issued stock options, there were 3,180,907 outstanding stock options as of December 31, 2012, 1,497,466 outstanding stock options as of December 31, 2013, 1,724,614 outstanding stock options as of December 31, 2014, and 1,415,517 outstanding stock options as of March 31, 2015. For 2014, 2013 and 2012, we recorded $0.6 million, $0.8 million and $11.7 million of share-based compensation expense related to these share option agreements, respectively. For the three months ended March 31, 2015, we recorded $0.01 million of share-based compensation expense.

Off-Balance Sheet Commitments and Arrangements

As of and for the three months ended March 31, 2015 and the three years ended December 31, 2014, except for operating leases entered into in the normal course of business, we were not party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk exposure results primarily from concentration of credit risk, fluctuations in interest rates and foreign currency rates and inflation. We do not engage in trading of derivative instruments for speculative purposes.

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and bank balances, short-term investments and trade receivables. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and bank balances and short-term investments with high credit quality financial institutions. Our investment portfolio is primarily comprised of time deposits and corporate and treasury bonds. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade receivables are generally dispersed across our clients in proportion to the revenues we generate from them. For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, our top five clients accounted for 30.9%, 27.8%, 25.4% and 27.8%, respectively, of our net revenues. Our top client for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, Walt Disney Parks and Resorts Online, accounted for 10.2%, 8.7%, 6.4% and 9.3% of our revenues, respectively. As of March 31, 2015 and December 31, 2014, 2013 and 2012, accounts receivable from Walt Disney Parks and Resorts Online represented 6.5%, 5.7%, 3.9% and 5.6% of our total accounts receivable, respectively.

Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Our working capital facility bears interest at the lender’s prime rate plus an applicable margin ranging from 3.25% to 3.50% (depending on the amount drawn). Our lines of credit bear interest at fixed rates ranging from 7.0% to 15.25%. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

Based on our debt position as of March 31, 2015, if we needed to refinance our existing debt, a 1% increase in interest rates would have an impact of $0.0 million.

We have not been exposed to material risks due to changes in market interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Exchange Risk

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and, to a lesser extent, revenues. We are also exposed to exchange rate risk on the portion of our cash and bank balances, investments and trade receivables that is denominated in currencies other than the U.S. dollar and on other receivables, such as Argentine tax credits.

Our consolidated financial statements are prepared in U.S. dollars. Because the majority of our operations are conducted in Latin America, we incur the majority of our operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Colombian peso and Brazilian real. 95.0% of our revenues for the year ended March 31, 2015 was generated in U.S. dollars, with the balance being generated primarily in British pounds sterling and, to a lesser extent, other currencies (including the Argentine peso, the Colombian peso and the Brazilian real). The following table shows the breakdown of our revenues by the currencies in which they were generated during the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, respectively.

	Three months ended March 31,				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except for percentages)
By Currency
USD	$51,805	95.0%	$38,322	88.9%	$184,380	92.4%	$140,799	88.9%	$113,719	88.3%
GBP	569	1.0%	548	1.3%	1.631	0.8%	3,140	2.0%	6,120	4.7%
Others	2,138	4.0%	4,255	9.8%	13,594	6.8%	14,385	9.1%	9,010	7.0%
Revenues	$54,512	100.0%	$43,125	100.0%	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

When our Argentine subsidiaries receive payment in U.S. dollars for services performed under our client contracts, we are required by Argentine law to convert such amounts into Argentine pesos, as a result of which the portion of our cash and bank balances that we hold in Argentina is exposed to the fluctuations in the official exchange rate between the Argentine peso and the U.S. dollar. Currently, this exposure is short-term, as these funds are immediately used to pay salaries and capital expenditures primarily in Argentina. The Argentine peso has fluctuated significantly against the U.S. dollar since the end of Argentine peso/U.S. dollar parity in 2002 and experienced periods of strong devaluation. Historically, we have been able to mitigate the risk of devaluation on our cash balances and investments denominated in Argentine pesos through purchases of U.S. dollars. Since the October 2011 re-election of Cristina Fernandez de Kirchner as Argentina’s president, the Argentine government has adopted policies that have made it more difficult for Argentine enterprises to freely purchase U.S. dollars and remit U.S. dollars abroad. However, since salaries and capital expenditures are paid in Argentine pesos, there is currently limited free cash-flow generated in Argentina. During 2013, our U.S. subsidiary elected to make payment for a portion of the services provided by our Argentine subsidiaries by means of U.S. dollar-denominated BODEN purchased in the U.S. debt markets (in U.S. dollars). The BODEN were then delivered to our Argentine subsidiaries as payment for a portion of the services rendered and, after being held by our Argentine subsidiaries for between, on average, 10 to 30 days, were sold in the Argentine market for Argentine pesos. Because the fair value of the BODEN in the Argentine markets (in Argentine pesos) during the year ended December 31, 2013 was higher than the quoted U.S. dollar price for the BODEN in the U.S. debt markets (in U.S. dollars) converted at the official exchange rate prevailing in Argentina (which is the rate used to convert the transactions in foreign currency into our Argentine subsidiaries’ functional currency), we recognized a gain when remeasuring the fair value (expressed in Argentine pesos) of the BODEN into U.S. dollars at the official exchange rate prevailing in Argentina. During the year ended December 31, 2014, our Argentine subsidiaries, with cash proceeds from capitalizations, acquired U.S. dollar-denominated BODEN and BONAR in the U.S. debt markets (in U.S. dollars), held and then sold those BODEN and BONAR in the Argentine market. The proceeds obtained through these transactions were used for capital expenditures incurred to establish delivery centers in Bahia Blanca, La Plata, Mar del Plata and Tucuman, Argentina, open a new recruiting center in Buenos Aires and to finance working capital requirements. See notes 3.18 and 3.18.2 to our audited consolidated financial statements and “— Results of Operations — 2014 Compared to 2013.”

A small percentage of our trade receivables is generated from net revenues earned in non-U.S. dollar currencies (primarily British pounds sterling, the Brazilian real, the Colombian peso and the Argentine peso).

Our results of operations can be affected if the Argentine peso, Colombian peso, Uruguayan peso, Mexican peso or British pound appreciate or depreciate against the U.S. dollar.

A 30% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $23.3 million decrease in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30.0% depreciation of the Argentine peso against the U.S. dollar would have resulted in a $4.9 million loss. As a result, the combined effect on our income statement would have been a $18.4 million increase in our net income for the year ended December 31, 2014.

A 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $30.4 million increase in our operating costs. Given that we have a greater amount of Argentine peso-denominated assets than Argentine peso-denominated liabilities, a 30% appreciation of the Argentine peso against the U.S. dollar would have resulted in a $6.4 million gain. As a result, the combined effect on our income statement would have been a $24.0 million decrease in our net income for the year ended December 31, 2014.

We periodically evaluate the need for hedging strategies with our board of directors, including the use of such instruments to mitigate the effect of foreign exchange rate fluctuations. During the year ended December 31, 2014, our principal Argentine operating subsidiary, Sistemas Globales S.A., entered into foreign exchange forward contracts to reduce its risk of exposure to fluctuations in foreign currency. As of December 31, 2014, the foreign exchange forward contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. We may in the future, as circumstances warrant, decide to enter into derivative transactions to reduce our exposure to appreciation or depreciation in the value of certain foreign currencies.

Wage Inflation Risk

Argentina has experienced significant levels of inflation in recent years. According to the INDEC, the consumer price index increased 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013 and 21.7% in 2014 and 3.4% for the three months ended March 31, 2015. Inflation data released by the INDEC has been criticized by economists and investors as understating inflation in Argentina. See “Risk Factors — Risks Related to Operating in Latin America and Argentina — Argentina — Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.” According to the Consumer Price Index of the Argentine province of Santa Fe (Índice de Precios al Consumidor de la Provincia de Santa Fe), the wholesale price index increased 12.6% in 2007, 21.6% in 2008, 12.6% in 2009, 25.5% in 2010, 20.7% in 2011, 17.9% in 2012 and 16.2% in 2013. The impact of inflation on our salary costs, or wage inflation, and thus on our statement of profit or loss and other comprehensive income varies depending on the fluctuation in exchange rates between the Argentine peso and the U.S. dollar. In an environment where the Argentine peso is weakening against the U.S. dollar, the impact of wage inflation will be partially offset, whereas in an environment where the Argentine peso is strengthening against the U.S. dollar, the impact of wage inflation will be increased. As of March 2015, approximately 68.9% of our employees were based in Argentina, where wages can be influenced by current inflation rates. Assuming a constant exchange rate and no ability to increase prices, for every 10.0% increase in wage inflation in Argentina we would experience an estimated decrease of approximately $6.4 million in net income for the year.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions about (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We generate revenues primarily from the provision of software development services. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affecting the amounts of revenues and related expenses reported in our consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes.

Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in our consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our consolidated statement of operations.

Goodwill, Fixed Assets and Intangible Assets Impairment Analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

For the purpose of impairment testing, goodwill is allocated to cash-generating units. We evaluate goodwill for impairment at least annually, or more frequently when there is an indication that the unit may be impaired. When determining the fair value of our reporting unit, we utilize the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and its prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon our evaluation of goodwill, no impairments were recognized during the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012.

Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where we operate of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The carrying amount of a deferred tax asset is reveiwed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates, and assumptions by our management. In evaluating our ability to utilize deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of its net deferred tax assets.

Fair Value Measurements

Fair value of stock appreciation rights

SAR I Awards.  From 2006 through June 30, 2012, we granted Stock Appreciation Rights (“SARs”) to some of our employees. Under the form of SAR award agreement initially utilized by us (“SAR I Award”), the SARs entitled employees to a specified amount of cash provided that both of the following conditions were met:

1.	The employee remained employed by us and
2.	A liquidity event, defined as the occurrence of a merger, sale or transfer of 55% of our stock (“Liquidity Event”), occured.

The SAR I Awards thus included a service condition and a non-market performance condition under International Financial Reporting Standard 2, “Share-based Payment” (“IFRS 2”). Under IFRS 2 (paragraph 15 and 19), in order for the SAR I Awards to vest, (i) the SAR I recipients were required to remain employed with us and (ii) a Liquidity Event, which is a non-market performance condition, was required to occur. With regard to the non-market performance condition, we determined that the Liquidity Event was not probable as of December 31, 2011, 2010, and 2009, respectively. Thus, the fair value of the SAR I Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR I Awards in our consolidated financial statements as of and for the years ended on those dates. The SAR I Awards were considered cash-settled liability awards.

SAR II Awards.  In 2010 and 2011, we granted to certain of our employees SARs (“SAR II Awards”) entitling them to a specified amount of cash provided that the same conditions as those established in the SAR I Awards were met (the second condition modified as described in the next paragraph).

The SAR II Awards included a service condition and a non-market performance condition under IFRS 2. The non-market performance condition required the occurrence either of a Liquidity Event or an initial public offering (“IPO”) (only one of which needed to be met for the SAR II Awards to vest). In the event of an IPO and provided the SAR II holder was still employed by us, we would allow the SAR II holder to exercise such holder’s vested SAR II Awards for cash, our common shares, or a combination of both, with the manner of settlement at our discretion. After the IPO, and in the event of a change of control, the SAR II Awards were cancelable by us at our discretion, in which case, we would be required to make a payment for each outstanding SAR II Award. The payment would be equal to the excess, if any, of the fair market value of our ordinary share in the change of control over the grant date fair value. We were permitted to make this payment in cash, securities or a combination of the foregoing.

Under IFRS 2 (paragraph 15 and 19), in order for the SAR II Awards to vest, (i) the SAR II recipients were required to remain employed with us and (ii) either a Liquidity Event or an IPO was required to occur. With regard to the non-market performance condition, we determined that neither the Liquidity Event nor an IPO were probable as of December 31, 2011 and 2010. Consequently, the fair value of the SAR II Awards was determined to be zero. Accordingly, we did not recognize any compensation expense related to the SAR II Awards in its consolidated financial statements as of and for the years ended on those dates. The SAR II Awards were considered cash-settled liability awards.

Amendment.  In June 2012, we replaced each SAR I Award and SAR II Award through an amendment (the “Amendment”). The Amendment introduced the following significant changes to the SAR I Awards and SAR II Awards:

•	Each SAR I Award and SAR II Award was replaced by stock options governed by a stock option agreement (collectively, the “Stock Option Agreements”).
•	Provided the service conditions set forth in each individual’s Stock Option Agreement were met, the stock options vested upon the earlier of the date of the Amendment (i.e., the modification date) or an IPO.
•	In the event of an IPO, immediately after the IPO occurs, our obligations under each Stock Option Agreement require that the stock options become exercisable for our common shares in a manner that preserves the original economic value of the SAR I and II Awards.
•	The Amendment sets forth the amount of options attributable to each employee as of the date of the Amendment.

Pursuant to the Amendment, the SAR I Awards and SAR II Awards were converted to stock options. For those awards with no additional service conditions, the stock options vest at the earlier of the date of the Amendment or an IPO. We determined that this represents a modification of the SAR I Awards and II Awards and as such, the modified awards should be fair valued as of the date of modification. For those awards with no additional service condition, we have recognized any unrecognized expense associated with the stock options upon the modification date based on the modification date fair value. Upon modification, these stock options are considered equity awards and not cash-settled liability awards. Based upon the interpretative guidance of IFRS 2, we believe that the stock options should be fair valued as of the date of modification.

Based on the foregoing, we have concluded since there is no additional service period associated with the stock options that have been granted, we should recognize the full amount of expense for those stock options at the modification date.

Fair value of ordinary shares

Our share-based payment transactions with employees are measured based on the fair value of our common shares at the date of modification (June 30, 2012) from the stock appreciation rights plan to the stock option plan. We recognized as compensation expense all vested options at the date of modification of the plan and recognize non-vested options as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgment. We calculate the fair value of each option award on the date of modification using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of our common shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the common shares:  For the 2014 Equity Incentive Plan, the fair value of the shares is based on the quoted market price of our shares on the grant date. For the 2012 Equity Incentive Plan, as our common shares were not publicly traded, the fair value was determined using the market approach technique based on the value per share from a series of our past private placements in which new common shares have been issued. We believe that the price paid for those new common shares was the fair value of those common shares at the time of the placement. In January 2012 we had a capital contribution from a new shareholder (Endeavor Global, Inc.), which included cash plus stock options granted to the new shareholder. Therefore, we considered that amount to reflect the fair value of our common shares. The fair value of the common shares related to this private placement resulted from the following formula: cash minus fair value of stock options granted to the new shareholder divided by the number of newly issued common shares. The fair value of the stock options granted to the new shareholder was determined using the same variables and methodologies as the stock options granted to our employees. For 2013 grants, the reference price of our common shares is the price paid by WPP in its investment dated December 26, 2012. See “Related Party Transactions — Private Placements — WPP investment in Globant.”

Expected volatility:  As we do not have any trading history for our common shares, the expected volatility for our common shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding.

Risk free rate:  The risk-free rate for periods within the contractual life of the options is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. As of December 31, 2014, our allowance for doubtful accounts represented less than 0.1% of our net revenues. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance For Impairment of Tax Credits

We maintain an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about recoverability of the Software Promotion Law tax credit. The impairment of tax credits is determined by estimating future uses of this credit against our value-added tax position.

Application of New and Revised International Financial Reporting Standards

New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from contracts with customers(2)
Amendments to IAS 38 and IAS 16	Intangible assets and property plant and equipment(3)
Amendments to IFRS 11	Join arrangements(3)
Amendments to IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures(3)
Amendments to IFRS 5, 7 and IAS 9 and 34	Annual improvements 2012 -2014 cycle(4)
Amendment to IAS 1	Disclosure initiative(3)

(1)	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
(2)	Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.
(3)	Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
(4)	Effective for annual periods beginning on or after July 1, 2016. Early adoption is permitted.
•	In July 24, 2014, The International Accounting Standards Board (IASB) has published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets and is effective for periods beginning on or after January 1, 2018.
•	In May 28, 2014 the IASB has published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:
—	Identify the contract with the customer
—	Identify the performance obligations in the contract
—	Determine the transaction price

—	Allocate the transaction price to the performance obligations in the contracts
—	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. The new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
º	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
º	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
º	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
º	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The amendments are effective prospectively for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7and IAS 9 and 34. These amendments include annual improvements, as follows:
º	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued
º	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements
º	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid
º	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference

•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

The Company has adopted, when applicable, the following new and revised IFRSs as from January 1, 2014:

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 39	Provide Relief for Novation of Derivatives
IFRIC 21	Levies
Amendments to IAS 36	Disclosure of recoverable value
•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The amendments did not have effect on the Company’s consolidated financial statements.
•	In May 2013, the IFRS Interpretations Committee issued Interpretation 21, which clarifies when a reporting entity should recognize a liability related to a levy (other than for income taxes) assessed by a governmental entity. Interpretation 21 explains that “the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation.” IFRIC 21 did not have significant impact on amounts reported in the consolidated financial statements.
•	In May 2013, the IASB issued amendments to IAS 36 to clarify the scope of some of the standard’s disclosure requirements. The amendments reduce the circumstances in which entities must disclose the recoverable amount of assets or cash-generating units and explicitly require entities to disclose the discount rate used to determine impairment (or reversals) when a present value technique is used to calculate the recoverable amount (based on fair value less disposal costs). IAS 36 did not have impact on amounts reported in the consolidated financial statements.
•	In June 2013, the IASB released limited-scope amendments to IAS 39 that allow reporting entities to maintain hedge accounting when “a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty (“CCP”) as a result of laws or regulation, if specific conditions are met”. The amendments were issued to address reporting entities’ concerns about the effect of proposed and recently enacted regulations (e.g., the Dodd-Frank Wall Street Reform and Consumer Protection Act) that require central clearing of certain over-the-counter derivatives in existing hedge relationships. To benefit from the amendments to IAS 39, an entity must meet all of the following criteria:
1.	Novation to a CCP must occur as a result of laws or regulations or the introduction of laws or regulations.
2.	After the novation, the CCP would become the new counterparty to each of the original parties to the derivative.
3.	Any changes to the hedging instrument would be limited to those necessary to effect such a replacement of the counterparty.

IAS 39 did not have impact on amounts reported in the consolidated financial statements.

•	The amendments to IFRS 10 define an investment entity and require a reporting entity that meet the definition of an investment entity not to consolidate its subsidiaries but instead of measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

º	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.
º	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.
º	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The amendment to IFRS 10, IFRS 12 and IAS 27 did not have impact on the Company’s consolidated financial statements.

BUSINESS

Overview

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and related market trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. Our principal operating subsidiary is based in Buenos Aires, Argentina. For the three months ended March 31, 2015, 84.1% of our revenues were generated by clients in North America, 10.1% in Latin America and 5.8% in Europe, including many leading global companies.

Over the last several years, a number of emerging technologies and related market trends, including mobility, cloud computing and software as a service, gamification, social media, wearables, internet of things and big data have emerged that are revolutionizing the way end-users interface with information technology and are reshaping the business and competitive landscape for enterprises. As enterprises adapt their business models to benefit from these changes, they are increasingly seeking solutions that not only meet the rigorous engineering requirements of emerging technologies, but that also engage the end-user in new and powerful ways. We believe this dynamic is creating an attractive opportunity for technology service providers that have the engineering rigor, creative talent, and culture of innovation to deliver these solutions.

At Globant, we seek to deliver the optimal blend of engineering, design, and innovation to harness the potential of emerging technologies for our clients. Since our inception in 2003, we have believed that while engineering is central to information technology, only by combining strong engineering capabilities with creativity and agility can we deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs. Our commitment to this differentiated approach is reflected in three key core tenets: organization by technology-specialized practices called Studios; emphasis on a collaborative and open Culture; and Innovation and creativity in technology and design processes. To contribute to these core concepts, we have made and continue to make significant ongoing investments in developing an operating environment that fosters innovation, creativity and teamwork, while ensuring a commitment to quality and project discipline.

Our Studios embody our core competencies in cutting-edge technologies and practices, and include: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; UX and Social; Mobile; Wearables and Internet of Things; After Going Live; Digital Content; Product Innovation; and Cloud Computing and Infrastructure. We believe that our Studio model, rather than the more typical industry segmentation, allows us to optimize our expertise in emerging technologies and related market trends for our clients, regardless of their industry. Our Globers either become permanent members of a Studio or rotate through various Studios, cross-pollinating ideas and best practices. Each Studio serves multiple industries and our work for individual clients frequently involves Globers from multiple Studios organized into small teams that we call “Agile Pods.”

At Globant, our culture is paramount and we seek to cultivate an entrepreneurial, flexible, and team-oriented work environment. Accordingly, we have designed our workspaces to be enjoyable and stimulating spaces that support our culture by encouraging social and professional interaction. Our culture is founded on three motivational pillars: Autonomy, Mastery and Purpose; and six core values: Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun. These values are complemented by processes that stimulate creative and collaborative thinking.

It is critical that each and every one of our Globers be an innovator. We believe that working across different Studios on a variety of technologies for sophisticated and demanding clients keeps our Globers open-minded and gives them the flexibility needed to visualize new possibilities and transform ideas into everyday technology. We actively seek to promote and sustain innovation in our company through “ideation” sessions, our Globant Labs, “flip-thinking” events, hackathons and through the cross-pollination of knowledge and ideas.

Our Globers are our most valuable asset. As of March 31, 2015, we had 4,040 Globers. Since the acquisition of Clarice in May 2015, we have 31 delivery centers across 21 cities in Argentina, Uruguay, Colombia, Brazil, India, Mexico, Peru and the United States, supported by four client management locations in the United States, and one client management location in each of United Kingdom, Colombia, Uruguay,

Argentina and Brazil. Our reputation for cutting-edge work for global blue chip clients and our footprint across Latin America provide us with the ability to attract and retain well-educated and talented professionals in the region. We are culturally similar to our clients and we function in similar time zones. We believe that these characteristics have helped us build solid relationships with our clients in the United States and Europe and facilitate a high degree of client collaboration.

For the three months ended March 31, 2015, 84.1%, 10.1% and 5.8% of our revenues were generated by clients in North America, Latin America and Europe, respectively. Our clients include companies such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio in the year ended December 31, 2014. Approximately 87.5% of our revenues for 2014 were attributable to repeat clients who had used our services in the prior year. We believe our success in building our attractive client base in the most sophisticated and competitive markets for IT services demonstrates the superior value proposition of our offering and the quality of our execution as well as our culture of innovation and entrepreneurial spirit.

Our revenues increased from $128.8 million for 2012 to $199.6 million for 2014, representing a CAGR of 24.5% over the two-year period. Our revenues for 2014 increased by 26.1% to $199.6 million, from $158.3 million for 2013. Our net income for 2014 was $25.3 million, compared to a net income of $13.8 million for 2013. The $11.5 million increase in net income from 2013 to 2014 was primarily driven by strong revenue growth and improved operating margins during the year. Our revenues for the three months ended March 31, 2015 amounted to $54.5 million, an increase of $11.4 million, or 26.5%, compared to the three months ended March 31, 2014. We recorded net income of $7.5 million for the three months ended March 31, 2015, compared to net income of $3.4 million for the three months ended March 31, 2014. In 2012, 2013, 2014 and 2015, we made several acquisitions to enhance our strategic capabilities, none of which contributed a material amount to our revenues in the year the acquisition was made. See “— Corporate History.”

Corporate History

We were founded in 2003 by Martín Migoya, our Chairman and Chief Executive Officer, Guibert Englebienne, our Chief Technology Officer, Martín Umaran, our Chief of Staff, and Nestor Nocetti, our Executive Vice President of Corporate Affairs. Our founders’ vision was to create a company, starting in Latin America, that would become a leader in the delivery of innovative software solutions for global clients, while also generating world-class career opportunities for IT professionals, not just in metropolitan areas but also in outlying cities and countries in the region.

Since our inception, we have benefited from strong organic growth and have built a blue chip client base comprised of leading global companies. Over that same period, we have expanded our network of delivery centers from one to 31. In addition, we have garnered several awards and recognition from organizations such as Endeavor, Global Services, the International Association of Outsourcing Professionals, InfoWorld, Fast Company and Always On, and we have been the subject of business-school case studies on entrepreneurship at the Massachusetts Institute of Technology, Harvard University and Stanford University in conjunction with the World Economic Forum.

We have benefited from the support of our investors Riverwood Capital and FTV Capital, which have provided equity capital to support our strategic expansion and growth. In January 2012, Endeavor Global, Inc., an organization devoted to selecting, mentoring and accelerating high-impact entrepreneurs around the world, invested in our company. And, more recently, in December 2012, one of the largest marketing communications networks in the advertising industry, WPP plc, through its wholly owned subsidiary, WPP, became a shareholder of our company. WPP’s investment in us reinforces our position as a new-breed of technology services provider and is expected to enable us to extend our range of clients served.

In 2006, we started working with Google. We were chosen due to our cultural affinity and innovation. While our growth has largely been organic, since 2008 we have made five complementary acquisitions. Our acquisition strategy is focused on deepening our relationship with key clients, extending our technology capabilities, broadening our service offering and expanding the geographic footprint of our delivery centers, including beyond Latin America, rather than building scale. In 2008, we acquired IAFH Global S.A., a Buenos Aires-based provider of software development services, in order to deepen our relationship with

Microsoft and broaden our technology expertise to include Sharepoint and other Microsoft technologies. That same year we also acquired Openware, a company specializing in security management based in Rosario, Argentina. In 2011, we acquired Nextive. The Nextive acquisition expanded our geographic presence in the United States and enhanced our U.S. engagement and delivery management team as well as our ability to provide comprehensive solutions in mobile technologies. In 2012, we acquired TerraForum, an innovation consulting and software development firm in Brazil. The acquisition of TerraForum allows us to expand into one of the largest economies in the world and to broaden our services to our clients, strengthening our position as a leader in the creation of innovative software products. In October 2013, we acquired a majority stake in the Huddle Group, a company specializing in the media and entertainment industries, with operations in Argentina, Chile and the United States. In July 2014, we closed the initial public offering of our common shares. In October 2014, we acquired the remaining 13.75% minority stake in Huddle Investment.

On October 10, 2014, we entered into a consulting services agreement with AEP to provide software services in the United States and other jurisdictions for the following three years. On that same date, we also entered into a stock purchase agreement with AEP Retail to purchase 100% of the capital stock of BlueStar Holdings, whose only material asset is 100% of the capital stock of BlueStar Peru. BlueStar Peru is engaged in the business of providing information technology support services to the retail electric industry. The aggregate purchase price under the stock purchase agreement amounts to $1.4 million, equal to the net working capital of BlueStar Holdings as of the acquisition date.

On May 14, 2015, we entered into a stock purchase agreement to acquire Clarice, an innovative software product development services company that offers product engineering and user experience (UX) services. Clarice has operations in the United States and India. Pursuant to the stock purchase agreement, shares representing 76.13% of Clarice’s share capital were transferred to us, while shares representing the remaining 23.87% of Clarice’s share capital will be transferred to us in three annual installments.

Our Market Opportunity

In the last few years, the technology industry has undergone a significant transformation due to the proliferation and accelerated adoption of several emerging technologies, including mobility, social media, big data and cloud computing, and related market trends including enhanced user experience, personalization technology, gamification, consumerization of IT, wearables and open collaboration. These technologies are empowering end-users and compelling enterprises to engage and collaborate with end-users in new and powerful ways that place the end-user squarely at the center of their business. We believe that these changes are resulting in a paradigm shift in the technology services industry and are creating a demand for service providers that possess a deep understanding of the following emerging technologies and related market trends:

Emerging Technologies

•	Mobility has become a preferred option for audiences to consume and generate data and access content in the cloud, across multiple platforms and devices, creating a new channel for enterprises to engage and interact with end-users and attract new clients.
•	Cloud-computing and software as a service is a new model for consuming and delivering business and consumer products and services, using Internet-based computing, storage and connectivity technology to house content distributed to an increasing variety of devices. Cloud computing and software as a service is expected to foster the development of new applications and devices that can access cloud-based software.
•	Social media technologies are changing traditional one-way communication over the Internet into interactive dialogue among individuals, communities and organizations. Enterprises must change the way that they collaborate, communicate and share information with clients, employees and partners.
•	Big data, which refers to the proliferation of data that enterprises are experiencing is driving demand for enhanced business analytics to enable them to identify patterns, gain deeper insights into their customers and operations, and make better decisions.

Market Trends

•	User experience — As the Internet becomes increasingly user-centric, consumers are demanding richer, more interactive experiences in the websites that they visit and the software applications that they use. To attract new clients and retain existing ones, enterprises must create websites and applications that deliver intuitive and tailored user experiences.
•	Personalization technology enables Internet pages and search results to be customized based on the user’s implicit behavior, preferences and tastes. By applying predictive analytics and data mining technologies to the user’s “social graph,” browsing history and other criteria, enterprises can tailor their offerings and provide richer, more user-centric online experiences.
•	Gamification involves applying game mechanics to non-game environments such as innovation, marketing, training, employee performance, health and social change. Gamification is being used by enterprises to achieve higher levels of employee and client engagement, change behaviors and stimulate innovation.
•	Consumerization of IT increases as consumers continue to adopt emerging technologies into their personal lives, and come to expect the same experience, communication and features from business applications. Employees and enterprises are leveraging tools that originated in the consumer world to communicate, collaborate and share knowledge in the workplace, as well as with clients.
•	Wearables and internet of things involves a new class of consumer and embedded electronics that allow users to perform day-to-day activities without having to reach for their smartphone or computer. Wearable devices provide feedback regarding behavior, activities and equipment usage, enabling enterprises to develop products and applications that are tailored to their customers’ specific needs. The internet of things is the network of physical objects that contain embedded technology to communicate and sense or interact with their internal states or the external environment. The term is broadly used to denote advanced connectivity of devices, systems and services. According to Gartner, there will be nearly 26 billion devices on the internet of things by 2020.
•	Open collaboration (or open innovation and crowdsourcing) is a new model for economic production involving dynamic knowledge exchange, encouraging outside ideas to cross company borders and empowering employees to work in outside networks and collaborations. Crowdsourcing leverages the wisdom of crowds for market research, product development and efficient resource allocation as a way to be more agile in the face of rapid change.

We believe that enterprises seeking to adapt to these emerging technologies and related market trends represent a significant growth opportunity for technology services providers. However, in order to successfully capture this opportunity, technology services providers require a new set of skills and capabilities — domain knowledge, a deep understanding of emerging technologies and related market trends and the ability to integrate creative capabilities with engineering rigor. Historically, traditional IT services providers have focused on optimizing corporate processes and developing internal IT for their clients. For the most part, traditional IT services firms have specialized in delivering custom applications based on clearly defined specifications provided by their clients. Alternatively, digital agencies have historically focused on creativity but without the depth of engineering expertise or ability to scale. We believe that these dynamics have created a need for a new breed of technology services provider, like ourselves with superior innovation capabilities supported by highly evolved methodologies, engineering capabilities and talent management practices, and a strong culture.

According to IDC, the IT services market worldwide was estimated to be $950 billion in 2014 and is projected to grow to $1,087 billion by 2017, representing a three-year CAGR of 4.5%. However, the accelerated adoption of the new technologies described above suggests that demand for IT services focused on these technologies is likely to grow at rates that outpace the growth of the overall IT services market worldwide. For example, according to IDC, worldwide spending on professional services related to implementing cloud services was $11.6 billion in 2013 and is expected to grow to $39.6 billion by 2018, a five-year CAGR of 27.8%. According to the same source, the mobile enterprise application platform market was $1.2 billion in 2013 and is expected to grow to $3.7 billion by 2018, a five-year CAGR of 24.6%.

Finally, according to Gartner, worldwide social media revenue (consisting of revenues from advertising, gaming and subscriptions) was estimated at $11.8 billion in 2011 and is expected to grow to $33.5 billion by 2016, a five-year CAGR of 23.0%. The growth in demand for technology services by enterprises seeking to adapt their business models to these emerging technologies and related market trends represents our market opportunity.

Our Approach

We seek to deliver the optimal blend of engineering, design, and innovation capabilities to harness the potential of emerging technologies and related market trends to meet our clients’ needs. Ever since our inception in 2003, we believe strong engineering capabilities with creativity and agility can deliver innovative solutions that enhance end-user experiences while meeting our clients’ business needs.

Our value proposition for our clients includes increased revenues, brand awareness, effective communication with customers, and the optimal use of emerging technologies and resources to enable our clients to maintain their leadership position. This allows us to establish long-term strategic relationships with our clients, secure high value-add mandates and expand the scope of our engagement with our clients.

Our integrated approach requires high-quality software engineering talent, extensive knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Most importantly, we believe it calls for a work environment that fosters innovation, creativity and teamwork while ensuring a commitment to quality and discipline. Since inception, we have invested significant resources into developing this work environment by focusing on three tenets that we believe are core to our approach:

•	Studios;
•	Culture; and
•	Innovation.

Studios

Beginning in 2009, we organized around core competencies in cutting-edge technologies and called these practices Studios. We currently have 12 Studios: Consumer Experience; Gaming; Big Data and High Performance; Quality Engineering; Enterprise Consumerization; UX and Social; Mobile; Wearables and Internet of Things; After Going Live; Digital Content; Product Innovation; and Cloud Computing and Infrastructure.

Our Globers are either assigned to Studios becoming permanent members, or rotate through Studios, cross-pollinating ideas and best practices, and enabling us to optimize utilization. Each Studio serves multiple industries and our work for individual clients frequently involves multiple Studios.

We believe our Studio model, in contrast to industry segmentation typical of most IT services firms, is an effective way of organizing our company into smaller operating units, enhancing the sense of ownership and autonomy of our Globers, while allowing us to share knowledge across our company and deepen our understanding of emerging technologies. This model also provides the flexibility for each Studio to deliver services on a stand-alone basis or in coordination with other Studios, as our clients may require. At the project level, we leverage the competencies of our Studios through “Agile Pods.” These are small teams that combine the specialized practices relevant to the project, and include technical profiles, designers, QA and project managers, and operate in a manner designed to accelerate the design and development of innovative software products meeting the client’s delivery, cost and quality goals.

Culture

Our culture is the foundation that supports and facilitates our distinctive approach. It can best be described as entrepreneurial, flexible, and team-oriented, and is built on three main motivational pillars and six core values.

Our motivational pillars are: Autonomy, Mastery and Purpose. Through Autonomy, we empower our Globers to take ownership of their client projects, professional development and careers. Mastery is about constant improvement, aiming for excellence and exceeding expectations. Finally, we believe that only by sharing a common Purpose will we build a company for the long term that breaks from the status quo, is recognized as a leader in the delivery of innovative software solutions and creates value for our stakeholders.

Globant’s core values are: Act Ethically, Be a Team Player, Constantly Innovate, Aim for Excellence, Think Big and Have Fun. In order to encourage Globers to live and work by these values, we launched our Stellar Program, which allows Globers to recognize peers for an achievement or behavior that exemplifies one or more of our core values.

Consistent with our motivational pillars and core values, we have designed our workspaces to be enjoyable and stimulating spaces that are conducive to social and professional interaction. Our delivery centers include, among others, brainstorming rooms, music rooms and “chill-out” rooms. We also organize activities throughout the year, such as sports tournaments, outings, celebrations, and other events that help foster our culture. We believe that we have been successful in building a work environment that fosters creativity, innovation and collaborative thinking, as well as enabling our Globers to tap into their intrinsic motivation for the benefit of our company and our clients.

Innovation

Innovation is at the heart of our culture, so it is critical that each and every one of our Globers be an innovator. In addition to offering a flexible and collaborative work environment, we also actively seek to build the capabilities required to sustain innovation through several ongoing processes and initiatives including:

•	Ideation sessions — At the outset of a client project, we frequently crowdsource ideas by organizing an ideation session to solve our client’s needs. We typically open ideation sessions to all Globers to maximize idea generation and capture the technology expertise found in each of our Studios. We believe that our ideation sessions help break down silos, facilitate the sharing of knowledge and insights, and stimulate innovative thinking.
•	Globant Labs — To help Globers stay ahead of the technology curve, we provide them with the freedom to explore and test new ideas and technologies in our Globant Labs — such as robotics, bioinformatics, virtual worlds, tangible interfaces and augmented reality that could eventually be useful to our existing and prospective clients.
•	Flip-thinking events — We encourage Globers to participate in flip-thinking events. These are open gatherings on topics related to creativity, innovation and technology to which we invite thought leaders from the sciences, the arts, industry and technology. We believe flip-thinking contributes to our Globers’ ability to think intuitively and creatively when solving problems.
•	Hackathons are events to which we invite programmers, designers and engineers from Globant and outside Globant, to collaborate intensively on a technology challenge. Our hackathons are typically focused on a particular programming language, software technology or practice. Hackathons provide attendees the opportunity to learn, try out new ideas and collaborate with other people in a highly energized, idea-generative environment.
•	Premier League — Our Premier League is an elite team of Globers, whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Our Premier League is comprised of our senior-most subject matter experts who are recognized as “gurus” in their respective domains of expertise. Approximately one percent of our Globers are members of our Premier League.

Finally, we believe that working across several different domains on a variety of technologies for sophisticated and demanding clients keeps our Globers open-minded and gives them the flexibility needed to create new possibilities and transform ideas into everyday technology.

Competitive Strengths

We believe the following strengths differentiate Globant and create the foundation for continued rapid growth in revenues and profitability:

Ability to deliver a distinctive blend of engineering, design and innovation services

We are a new-breed technology services provider where engineering, design and innovation meet scale. We blend innovation, creativity and design with engineering to offer scalable, end-to-end technology solutions that harness the potential of emerging technologies and related market trends. Our integrated approach requires a combination of high-quality software engineering and creative talent, advanced knowledge of emerging technologies, use of the latest software development methodologies and productivity tools, and well-tested project management practices. Since inception, we have remained committed to this approach and have invested significant resources into optimizing our services capabilities. We believe that our value proposition and our operating model distinguish us from our competitors, and, therefore, provide us with a significant competitive advantage.

Deep domain expertise in emerging technologies and related market trends

We have developed strong core competencies in emerging technologies and practices such as mobility, social media, big data, wearables, internet of things and cloud computing. We have a deep understanding of market trends, including user experience, personalization technology, gamification, consumerization of IT, wearables, internet of things and open collaboration. Our areas of expertise are organized in 12 Studios, which we believe provide us with a strong competitive advantage and allow us to leverage prior experiences to deliver superior software solutions to clients.

Long-term relationships with blue chip clients

We have built a roster of blue chip clients such as Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, many of which themselves are at the forefront of emerging technologies. In particular, we have been working with Disney and Electronic Arts for more than five and seven years, respectively. We believe that our success in developing these client relationships reflects the innovative and high value-added services that we provide along‘ with our ability to positively impact our clients’ business. Our relationships with these enterprises provides us with an opportunity to access large IT, research and development and marketing budgets. These relationships have driven our growth and have enabled us to engage with new clients.

Global delivery with access to deep talent pool

As of May 31, 2015, we provided our services through a network of 31 delivery centers in 21 cities throughout eight countries (Buenos Aires, Tandil, Rosario, Tucumán, Mendoza, Santa Fe, Córdoba, Resistencia, Bahía Blanca and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín, Colombia; Pune and Bangalore, India; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States). We also have client management locations in the United States (Austin, Boston, New York and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London).

The regions where we are located, mainly Latin America and Asia, have an abundant talent pool of individuals skilled in IT. Over 250,000 engineering and technology students have graduated annually from 2007 – 2010 from universities in Latin America and the Caribbean region according to The Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), a research organization that tracks science and technology indicators in the region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to SmartPlanet and NearshoreAmericas. Our presence in India helps us leverage a highly trained talent pool with skills that are well suited to our needs. India has a large talent pool of IT employees, providing direct employment to more than three million people, with more than 230,000 new professionals joining the IT industry each year, according to the National Association of Software and Services Companies (“NASSCOM”). Our highly skilled Globers come from leading universities in the regions where our delivery centers are located. Among our surveyed Globers, approximately 95.0% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 3.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Our time zone and cultural similarity have helped us build solid relationships with our clients in the United States and Europe and differentiate us on projects that require a high degree of client collaboration.

Highly experienced management team

Our management team is comprised of seasoned industry professionals with global experience. Our management sets the vision and strategic direction for Globant and drives our growth and entrepreneurial culture. On average, the members of our senior management team have 16 years of experience in the technology industry giving them a comprehensive understanding of the industry as well as insight into emerging technologies and practices and opportunities for strategic expansion.

Strategy

We seek to be a leading provider of integrated engineering, design and innovation services across a range of industries that leverages our deep competencies in emerging technologies and knowledge of related market trends. The key elements of Globant’s strategy for achieving this objective are as follows:

Grow revenue with existing and new clients

We will continue to focus on delivering innovative and high value-added solutions that drive revenues for our clients, thereby deepening our relationships and leading to additional revenue opportunities with them. We will continue to target new clients by leveraging our engineering, design and innovation capabilities and our deep understanding of emerging technologies. We will focus on building our brand in order to further penetrate our existing and target markets where there is a strong demand for our knowledge and services.

Remain at the forefront of innovation and emerging technologies

We believe our Studios have been highly effective in enabling us to deliver innovative software solutions that leverage our deep domain expertise in emerging technologies and related market trends. As new technologies emerge and as market trends change, we will continue to add Studios to remain at the forefront of innovation, to address new competencies that help us stay at the leading-edge of emerging technologies, and to enable us to enter new markets and capture additional business opportunities.

Expand our delivery footprint

As of May 31, 2015, we provided services through a network of 31 delivery centers in 21 cities throughout eight countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca Mendoza, Santa Fe, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín in Colombia; Pune and Bangalone in India; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States). A key element of our strategy is to expand our delivery footprint, including by increasing the number of employees that are deployed onsite at our clients or near client locations. In particular, we intend to focus our recruitment efforts on the United States. We will continue to focus on expanding our delivery footprint both within and outside Latin America to gain access to additional pools of talent to effectively meet the demands of our clients and to increase the number of Globers that are deployed onsite at our clients or near client locations.

Attract, train and retain top quality talent

We place a high priority on recruiting, training, and retaining employees, which we believe is integral to our continued ability to meet the challenges of the most complex software development assignments. In doing so, we seek to decentralize our delivery centers by opening centers in locations that may not have developed IT services markets but can provide professionals with the caliber of technical training and experience that we seek. Globant offers highly attractive career opportunities to individuals who might otherwise have had to relocate to larger IT markets. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals, strengthen our relationships with leading universities in different countries, and help universities better prepare graduates for work in our industry. We have agreements to teach, provide internships, and interact on various initiatives with the several universities, such as the Buenos Aires Institute of Technology (ITBA) in Buenos Aires, Argentina; Universidad Nacional del Centro de la Provincia de Buenos Aires (UNICEN) in Tandil, Argentina; Universidad de Tecnología Nacional (UTN) in Rosario, La Plata, and Buenos Aires, Argentina; Argentina; Universidad Estadual de São Paulo, Brazil; ORT University in Montevideo, Uruguay; and Universidad Nacional de La Plata in La Plata, Argentina.

Selectively pursue strategic acquisitions

Building on our track record of successfully acquiring and integrating complementary companies, we will continue to selectively pursue strategic acquisition opportunities that deepen our relationship with key clients, extend our technology capabilities, broaden our service offerings and expand the geographic footprint of our delivery centers, including beyond Latin America, in order to enhance our ability to serve our clients. Our acquisitions of the Huddle Group in October 2013, Bluestar Holdings in October 2014 and Clarice in May 2015 illustrate our commitment to this strategy.

Our Services

Our Studios

Our approach to providing services revolves around our Studios as compared to traditional IT services companies that are primarily organized around industry verticals. We believe our Studio model is an effective way of organizing our company into smaller operating units, fostering creativity and innovation while allowing us to build, enhance and consolidate expertise in emerging technologies. Each Studio has specific domain knowledge and delivers tailored solutions focused on specific technology challenges. This method of delivery is the foundation of our services offering and, we believe, of our success.

Our 12 Studios are as follows:

•	Consumer Experience;
•	Gaming;
•	Big Data and High Performance;
•	Quality Engineering;
•	Enterprise Consumerization;
•	UX and Social;
•	Mobile;
•	Cloud Computing and Infrastructure;
•	Wearables and Internet of Things;
•	After Going Live;
•	Digital Content; and
•	Product Innovation.

As technology continues to evolve, we will evolve by adding new Studios and areas of expertise allowing us to enter new markets and capitalize on emerging technologies and related market trends.

Each of our technology-specialized Studios serves a broad set of industries. The Globers for each Studio include engineers, architects, artists and designers, business analysts, quality control analysts, marketing professionals, and project managers. The permanent members of a Studio maintain and enhance that Studio’s core knowledge over time, while the Globers who rotate through that Studio help cross-pollinate knowledge and best practices across our other Studios. Each Studio is managed by a business partner, a technology partner and a delivery partner, who together make coordinated decisions to achieve seamless service delivery to our clients. Representative clients listed for each Studio were all among our top ten clients by revenues in the Studio in 2014.

Consumer Experience

Our Consumer Experience Studio is focused on building innovative, scalable and appealing Internet-based solutions for our clients that enhance the end-user’s online experience. It builds scalable and appealing business-to-consumer online destinations for global audiences.

The portfolio of services we provide through our Consumer Experience Studio is focused on the integrated delivery of:

•	E-commerce applications;
•	Consumer applications; and
•	Portals.

The e-commerce applications that we deliver are built to generate traffic and new sales and incorporate product catalogs, payment and checkout functions, micro-transactions, search engine marketing, search engine optimization and reporting. Our consumer applications are designed to attract end users by providing great experiences that are both enriching and easy to use. In designing and building portals, our investment in research and development enables us to recommend the optimal architecture for our clients. We also have deep experience in integrating a client’s portal with its content management system to deliver intuitive and engaging applications and personalized searchable content.

Representative clients include, among others, Walt Disney Parks and Resorts Online, LAN Airlines, The Climate Corporation, Google, MercadoLibre, National Geographic and Southwest Airlines.

Case study:  Our client is one of the largest online video-sharing platforms providing users the ability to upload, view and share videos. Our client wanted to develop a new tool to stream popular concerts, interviews and sporting events, with live-streaming capabilities and discovery tools integrated directly into the online video platform. We worked both on the front-end (developing an engaging user interface by introducing innovative changes to our client’s home page and creating a new mobile version for Android devices) and on the back-end (providing design and integration with our client’s main platform, including e-commerce capabilities). This project helped to position us as a leader and pioneer in the development of live streaming capabilities for websites and mobile devices.

Walt Disney Parks and Resorts Online (“WDPRO”) is developing a new online experience for the Walt Disney World® Resort (The “WDPRO Project”) We have been working with WDPRO for three years, since the inception of the WDPRO Project, as part of the technical team responsible for the platform’s developement. Our teams have successfully worked with WDPRO through regular communication and shared development tools.

Gaming

Our Gaming Studio specializes in the design and development of world-class games, social and digital platforms that function across web, and mobile channels. This Studio enables companies to leverage game mechanics with a differentiating approach, helping them to develop the game concept through production, launch and operation.

The portfolio of services we provide through our Gaming Studio includes:

•	Graphics engineering;
•	Game engineering;
•	Gaming experience; and
•	Digital platform services.

Representative clients include, among others, Bally, Electronic Arts and Google.

Case study:  Our client, Electronic Arts, develops, markets, publishes and distributes game software content and services that can be played by consumers on a variety of platforms. We have provided services to Electronic Arts on several projects, including collaborating closely with Electronic Arts’ EA SPORTS products in developing “Game Modes” for its FIFA console products as well as supporting EA SPORTS in the delivery of a wide range of gaming services and products for the FIFA franchise. We also supported the Electronic Arts “Origin” product. Our team implemented the social functionality for Origin and supported development of various other features and functionalities in the product.

Big Data and High Performance

Our Big Data and High Performance Studio delivers mission-critical data management solutions for clients in industries that manage vast numbers of daily transactions. With expertise in algorithms, data modeling, high performance analytics and transactional services, this Studio builds highly secure, scalable and reliable information solutions.

The portfolio of services we provide through our Big Data and High Performance Studio includes:

•	Data architecture: scalable and reliable data storage;
•	Data integration: interconnection of heterogeneous systems;
•	Data visualization: interactive dashboards; and
•	Data science: segmentation, fraud detection, descriptive and predictive analytics.

Representative clients include, among others, Google, Gap and Credit Suisse.

Case study:   We have partnered with Google’s Advanced Technology & Projects group in the development of an online marketplace, to serve as the principal hub for Project Ara modules and related hardware. The marketplace will be analogous to Google's Play store for Android apps, and will also include reviews and recommendations by its users. Globant is collaborating on the store's backend development, leveraging its eCommerce, digital markets and high performance systems practices.

Quality Engineering

Our Quality Engineering Studio focuses on reducing our clients’ business risks by applying state-of-the-art engineering to the process of validating the quality of software. We provide a comprehensive suite of innovative testing services to ensure that the software applications achieve the highest-quality standards and meet the needs of demanding users on multiple platforms.

The portfolio of services we provide through our Quality Engineering Studio includes:

•	Testing center;
•	Mobile testing;
•	Test automation;
•	Load and performance testing; and
•	Game testing.

Representative clients include, among others, Google, LAN Airlines, National Geographic and cars.com.

Case study:  Orbitz is a leading online global travel company that uses innovative technology to enable travelers to research, plan and book a broad range of travel products. In order to stay ahead of rapidly evolving consumer needs and preferences, our client continuously adds new features and enhancements to its platform and online portal. Orbitz engaged us to provide a testing system for these new features and enhancements. We used our expertise in load and performance testing and functional quality control to develop a highly reliable testing process that tests 80% of our client’s new features and enhancements under development. The testing system that we created for Orbitz is an end-to-end solution, with applicability during the initial stages of the application development lifecycle through to the final application integration stage. Our solution has enhanced the reliability and performance of the new features and enhancements to Orbitz’s online portal and platform, while considerably reducing the time to market and overall development costs, thereby freeing up Orbitz’s resources to focus on developing new applications and enhancing its platform. Our solution has also provided us with a recurring source of project-based work with Orbitz since 2006.

Enterprise Consumerization

Our Enterprise Consumerization Studio builds innovative enterprise solutions that enable organizations to increase internal efficiency and engage employees, bringing new trends and technologies from consumer-facing software solutions into the workplace. The products we develop allow our clients to improve employees’ engagement, increase their knowledge of technology, enhance their productivity and access readily available information.

The portfolio of services we provide through our Enterprise Consumerization Studio includes:

•	Talent development solutions;
•	Open collaboration;
•	Enterprise operations; and
•	Enterprise cloud development;

Representative clients include, among others, JWT, Coca Cola, Grey Advertising, The Jefferies Group, WPP and Embraer.

Case study:  JWT is a leading global advertising agency that we have been working with for over five years. JWT wanted to rethink the design of its intranet to create a more personal and social experience that would promote crowdsourcing and innovation for its more than 10,000 employees. Leveraging our technology expertise, we worked with JWT to re-design and rebuild its intranet, called myjwt.com, to add a powerful social engine enabling employees to share knowledge and ideas across more than 200 offices worldwide. Building on this foundation, we have jointly developed with JWT several innovative collaborative and crowdsourcing tools that allow its employees to share ideas and leverage each other’s subject matter knowledge to provide better qualitative analysis and generate more creative solutions for their customers.

UX and Social

Our UX and Social Studio provides design methodologies and creative services that empower our clients to create digital products that engage with their users in new and relevant ways. This Studio focuses on the observation of user behavior, usability, brand design and strategic design. This Studio seeks to boost brand awareness for our clients by helping them “socialize” their online presence, develop a dialogue with their audiences and improve user experience.

The portfolio of services we provide through our UX and Social Studio includes:

•	Service design: creating strategies that bring brands and consumers closer;
•	User experience design: bringing products to life through behavioral observation and interaction design;
•	Creative direction: shaping the brand personality to incorporate new concepts;
•	Visual design: crafting engaging and beautiful digital products; and
•	Industrial design: designing 3D products with smart technologies.

Representative clients include, among others, JWT, LAN Airlines, National Geographic, EMC and Bally.

Case study:  Our client is a large social media company that approached us to design a new digital product that would allow a specific audience to interact through social media and mobile devices. We began with a discovery phase to align the needs of our client’s business with the behavior of the user, and we gathered evidence and insights from interviews and experience mapping. We designed new products and outlined the interface that would make the product come to life. After the discovery phase, we employed a deeply integrated process with the design and development teams using an agile methodology to produce a product that met our client’s business needs and is engaging for users.

Mobile

Our Mobile Studio develops innovative mobile applications and state-of-the-art user interfaces that are able to run across multiple devices and platforms. From the inception of the mobile concept, we help companies establish and improve their presence in the mobile space. This Studio has substantial domain expertise in native technologies (such as iOS, Android and Windows Phone) and Mobile Web technologies (such as JavaScript and HTML5). Our approach blends product managers, user experience designers, highly skilled developers and trained business analysts to build software solutions tailored to each platform, using agile development methodologies to deliver products in this rapidly evolving market.

The portfolio of services we provide through our Mobile Studio includes:

•	Mobile strategy;
•	Product development;
•	Native & hybrid development; and
•	Application sustainment.

Representative clients include, among others, Google, eBay Classifieds Group and Orbitz.

Case study:  eBay Classifieds Group is an innovative leader in online classifieds, with eleven brands that span the globe. Its sites help people find what they’re looking for in their local communities. eBay Classifieds Group partnered with us to work on several mobile projects. They were looking to create mobile applications that were easy to use, visually appealing, and focused on social media. Their main goal was to provide a better experience to their end users. We collaborated on the core development of the native iOS and Android mobile applications, helping eBay Classifieds Group with relevant design, development talent and scale. This core development is available for the different eBay Classifieds Group brands; they can take this development and then adapt it according to specific goals, target audience and needs.

Cloud Computing and Infrastructure

Our Cloud Computing and Infrastructure Studio focuses on the evolving enterprise information technology landscape to make it more agile and governable while reducing risks and costs. To do that, we combine cloud services, managed services, and innovative tools and practices. The portfolio of services we provide includes:

•	Development of enterprise cloud, deployment of cloud strategy for public/hybrid cloud governance;
•	Integrated development and information technology teams by process, tools and standards definition to streamline operations; and
•	Cloud managed services for hybrid and multi-cloud scenarios by monitoring, support and governance

Representative clients include, among others, Electronic Arts, Google and PRNewswire.

Case study:   PRNewswire is a leading global provider of news, marketing and communications solutions that enables customers to optimize and distribute multimedia content across multiple channels. PRNewswire engaged us to develop, test and implement a new web-based application that would offer customers extended services in a highly available environment. Scalability was also a key requirement, with variable demand coming from audiences around the globe. We worked with PRNewswire to restructure and revamp its existing web application, providing high availability and high response to PRNewswire’s ecosystem by implementing a robust IT infrastructure which included more than 20 main servers, with application mirroring and failover capabilities, and automatic backup processes through multiple data centers. The new web application we designed helps PRNewswire’s customers host and distribute multimedia and other types of content through digital, social, search and other traditional channels. As a result of this project, PRNewswire obtained full processing capabilities in a highly available infrastructure, and was able to introduce a much more advanced version of its web application tools, offering improvements both in capabilities and availability.

Wearables and Internet of Things

Our Wearables and Internet of Things Studio was created to bring to life technology solutions for the ecosystem of wearable devices and other applications of the internet of things. With the products developed in this Studio, our customers are able to gather information about behavior, activities and sensor-collected data, and then process all that information to develop new products and services. The extension of technology to new areas like wearables, sensors and connected devices is creating a new breed of products that require a combination of user experience, electronic engineering, development and support that just a few companies are able to deliver. We created a team composed of individuals with different skills and experiences that are able to create and design products that appeal to users seeking these new experiences.

Our practices include:

•	User experience design;
•	Application development;
•	Hardware design and integration;
•	Data design and management; and
•	Industrial design.

We created the first fast prototyping laboratory in which our customers test new devices and products. This program directly involves our customers in every aspect of the hardware development, from proof of concepts, including small scale production and large scale production, through partnerships.

After Going Live

Our After Going Live Studio focuses on the evolution and on-going maintenance of existing applications after they are released for production to preserve their alignment with user and business needs. Our After Going Live team ensures that the quality and efficiency of our customers’ applications are sustained, while also working to improve performance, enhance features and optimize the application. This Studio’s main goal is to make sure quality is maintained throughout the life of the applications.

The portfolio of services we provide through our After Going Live Studio includes:

•	Agile maintenance;
•	Ongoing support; and
•	Software archaeology.

Representative clients include, among others, Grey Advertising, AEP and The Jefferies Group.

Case Studies:  AEP Energy is a public energy company that we have been working with since September 2014. As part of our ongoing relationship, we offer specialized teams to fulfill the maintenance needs of AEP Energy’s core systems and other legacy applications developed in-house and externally. We have developed best practices that have been implemented across the company, helping to improve the service quality that is being delivered by AEP Energy.

Digital Content

Our Digital Content Studio focuses on developing digital online strategies through the creation of original and customized products and solutions. We empower our clients’ businesses by assisting throughout the complete lifecycle of a digital strategy, from the development of user-friendly, easy-to-use and appealing content management systems to the complete go-to-market digital promotion. We also work with our clients to develop digital marketing campaigns and engaging audiovisual content that supports our customers’ goals.

The portfolio of services we provide through our Digital Content Studio includes:

•	Content management systems;
•	E-learning solutions (platform + content);

•	Digital marketing services; and
•	Production of videos.

Representative clients include, among others, National Geographic, PRNewswire and EMC.

Case study:  National Geographic wanted to create a website with a cohesive and dynamic multi-device experience for children that is fun, smart, real, engaging and empowering. The website unifies access to all available content, such as articles, games, challenges, videos and photos. Additionally, it drives revenue through sponsorship, product upsell and conversions to paid premium memberships. To be able to create the children’s site http://kids.nationalgeographic.com/, Globant developed a responsive website that combines UX and visual design trends with technologies such as Adobe Experience Manager (CMS) + Java, HTML5, CCS3, CoffeeScript & Compass to deliver a solution that was easy to use both for children and the administrators, and is appealing and able to adapt to rapid changing audio visual content.

Product Innovation

Our Product Innovation Studio is responsible for developing the innovation practices and fostering those practices in our organizational culture. The objective of these practices is to create a toolbox for each of the different Studios that can help our customers solve their challenges by thinking out of the box and transforming problems into competitive advantages.

Globant has a different approach regarding innovation, optimizing the practices focused on three strengths:

•	The most cutting-edge technology practices;
•	The experience of thousands of project at all the industries; and
•	The maturity to work with leading customers worldwide that create new trends.

The porfolio of services we provide through our Product Innovation Studio includes:

•	Product landing;
•	Innovation; and
•	Consulting.

Representative clients include, among others, Credit Suisse.

Our Delivery Model

As of May 31, 2015, our 31 delivery centers were located in 21 cities throughout eight countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Santa Fe, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín in Colombia; Pune and Bangalore in India; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States). We also have client management locations in the United States (Austin, Boston, New York and San Francisco), Brazil (São Paulo), Colombia (Bogotá), Uruguay (Montevideo), Argentina (Buenos Aires) and the United Kingdom (London). Our cultural affinity with our clients enables increased interaction that creates close client relationships, increased responsiveness and more efficient delivery of our solutions we grow and expand our organization, we will continue diversifying our footprint by expanding into additional locations globally.

We believe our presence in many countries creates a key competitive advantage by allowing us to benefit from the abundance of high-quality talent in the region, cultural similarities and geographic proximity to our clients.

Availability of High-Quality Talent

We believe that Latin America has emerged as an attractive geographic region from which to deliver a combination of engineering, design, and innovation capabilities for enterprises seeking to leverage emerging technologies. Latin America has an abundant skilled IT talent pool. According to the Science and Technology Indicator Network (Red de Indicadores de Ciencia y Tecnologia), over 250,000 engineering and technology students have graduated annually from 2007 – 2010 from universities in Latin America and the Caribbean region. Latin America’s talent pool (including Mexico, Brazil, Argentina, Colombia and Uruguay) is composed of approximately 1,000,000 professionals according to different sources, such as SmartPlanet and Nearshore Americas. This labor pool remains relatively untapped compared to other regions such as the United States, Central and Eastern Europe and China. The region’s professionals possess a breadth of skills that is optimally suited for providing technology services at competitive rates. Moreover, Argentina and Brazil have been in the top ten of the Gunn Report’s Global Index of Creative Excellence in Advertising for the last 16 years. In addition, institutions of higher education in the region offer rigorous academic programs to develop professionals with technical expertise who are competitive on a global scale. Furthermore, Latin America has a significant number of individuals who speak multiple languages, including English, Spanish, Portuguese, Italian, German and French, providing a distinct advantage in delivering engineering, design and innovation services to key markets in the United States and Europe.

In addition, our presence in India helps us leverage a highly trained talent pool with skills that are well suited to our needs. India has a large talent pool of IT employees, providing direct employment to more than three million people, with more than 230,000 new professionals joining the IT industry each year according to NASSCOM.

Government Support and Incentives

Software companies with operations in Argentina benefit from the Software Promotion Law. Originally enacted in 2004 and extended in 2011 for another five years until 2019, the Software Promotion Law established a number of incentives to promote Argentine enterprises engaged in the design, development and production of software. These incentives include:

•	a ten-year fiscal stability benefit, pursuant to which a company’s aggregate national tax liability will not be increased from the date it is accepted into the program until the expiration of that ten-year period;
•	a 60% reduction of a company’s corporate income tax liability during each fiscal period (as applied to income from promoted software activities);
•	a non-transferable tax credit for up to 70% of certain employer-paid social security taxes made annually, which may be offset against value-added tax liabilities. In 2011, the Software Promotion Law was amended to permit the tax credit to be applied to reduce corporate income tax liability by a percentage not greater than the company’s declared percentage of exports; and
•	an exclusion from any restriction on import payments related to hardware and IT components.

Since 2006, when they were notified by the Argentine government of their inclusion in the promotion regime, our Argentine operating subsidiaries have benefited from a 60% reduction in their corporate income tax rate and a tax credit against value-added tax liability of 70% of amounts paid annually for certain social security taxes under the Software Promotion Law as originally enacted in 2004. As of December 31, 2013, the amount of such tax credits, which is recorded on our consolidated balance sheet within other receivables, totaled $10.8 million. Based on our interpretation of Regulatory Decree No. 1315/2013, which governs the implementation of Law No. 26,692, we believe that there is a substantial doubt as to the recoverability of the tax credit generated by our Argentine subsidiaries through December 31, 2013 under the Software Promotion Law as originally enacted in 2004. Accordingly, on December 31, 2013 we recorded a valuation allowance of $9.6 million to reduce the carrying value of such tax credit to its estimated net realizable value. During the year ended December 31, 2014, after considering new facts and circumstances that occurred during the year, including the rulings issued by the Subsecretary of Industry excepting the registration of certain companies before the National Registry of Software Producers, we recorded a gain of $1.5 million related to a partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law. During the three months ended March 31, 2015 we recorded a gain of $1.8 million related to the partial reversal of the allowance for impairment of tax credits generated under the Software Promotion Law.

Since all of our Argentine operating subsidiaries have been accepted for registration in the National Register of Software Producers with retroactive effect to September 18, 2014, we expect to continue recognizing tax benefits under the Software Promotion Law. See “Regulatory Overview — Argentine Taxation — Software Promotion Law.”

Our subsidiary in Uruguay, which is domiciled in a tax-free zone, benefits from a 0% income tax rate and an exemption from value-added tax.

Methodologies and Tools

Effectively delivering the innovative software solutions that we offer requires highly evolved methodologies and tools. Since inception, we have invested significant resources into developing a proprietary suite of internal applications and tools to assist us in developing solutions for our clients and manage all aspects of our delivery process. These applications and tools are designed to promote transparency, and knowledge-sharing, enhance coordination and cooperation, reduce risks such as security breaches and cost overruns, and provide control as well as visibility across all stages of the project lifecycle, for both our clients and us. Our key methodologies and tools are described below.

Agile Pods

We have created a distinctive model for the design and development of software products that combines agility and talent maturity to drive innovation, while focusing on cost efficiency through careful monitoring of gains in productivity and quality. We do this through “Agile Pods”. These are small teams, made up of members of multiple Studios, that combine the specialized practices relevant to a client project and operate in a manner designed to accelerate the design and development of innovative software products meeting the client’s delivery, cost and quality goals, while enabling us to increase revenues, enhance profitability and reduce attrition. We have already implemented the Agile Pod model across client projects for some of our top 20 clients.

Typically consisting of no more than eight members, an Agile Pod will have varying levels of technical leadership, creative talent and product management, user experience, software development and quality assurance expertise. Each Agile Pod is responsible for managing a specific set of features related to the development of the software product or services platform deliverable to the client. Agile Pods are designed to work self-sufficiently with a minimum level of supervision, thereby increasing the speed of development and delivery. A project manager will typically manage two to four pods. In client relationships where we have assigned more than five pods, a technical director would manage up to five pods, while at a higher-level program managers would oversee ten pods.

We set forth measurable short-term and long-term goals for the performance of our Agile Pods by rating them on their velocity (how fast they get the project done), autonomy (in terms of technical mastery, creative ideas and innovation) and quality (user experience, design and reliability). We and our client collaboratively audit the “maturity level” of each Agile Pod on a client project, using quantitative and qualitative metrics. Based on the results of that audit, our client decides whether to promote or demote that pod’s maturity. While the hourly rates for a pod’s work will increase as its maturity level increases, higher-level pods can produce savings for the client compared to lower-level pods.

Agile Development Methodologies

We also employ Agile development methodologies, which we believe are particularly well suited to develop products that must adapt rapidly to user feedback and changing requirements.

Agile development is an approach to developing software that is based on iterative and incremental development and delivery. Requirements and solutions evolve through collaboration between development teams and client teams. Through an iterative approach and evolutionary development and delivery, Agile development promotes adaptive planning and encourages rapid and flexible responses to changes in scope of work and client requirements. By contrast, “waterfall” development is a linear, sequential approach to software design and systems development, which is typically used to deliver custom applications based on clearly defined specifications provided by their clients. Waterfall development does not lend itself to rapid response to changes in scope of work and client requirements.

Our Globers use Agile methodologies to work closely with our clients in order to gain insights into their business and develop solutions that meet their business needs. In addition, our customized Agile Framework focuses on innovation and seeks to provide high-quality and client-oriented solutions that reduce time-to-market and provide our clients with the flexibility to adapt to a constantly evolving marketplace. We believe that the differentiating factors of our Agile Framework include:

•	Agile development and precise management: Our customized Agile framework includes best practices of Scrum, XP, PMI, ISO and CMMI to assure Agile development without losing management strength.
•	Improved and constant communication: We have implemented several communication initiatives that utilize our own templates, checklists and guidelines to facilitate communication between our clients and our teams. These include kick-off meetings, demonstration sessions, weekly status reports and retrospective meetings. We encourage face-to-face meetings in order to build trust between our teams and the client.
•	Client feedback from demonstration sessions: At the end of each iteration, we use a demonstration session in order to present the client an updated version of a product and seek the client’s immediate feedback. We can then include any changes and improvements generated by the demonstration session.
•	Innovation: We constantly challenge our teams to propose innovative ideas that add value to our client’s business.

Quality Management System

Globant has developed and implemented a quality management system in order to document our best business practices, satisfy the requirements and expectations of our clients and improve the management of our projects. We believe that continuous process improvement produces better software solutions, which enhances our clients’ satisfaction and adds value to their business.

Globant’s quality management system is certified under the requirements of the international standard ISO 9001:2008, the CMMI Maturity Level 3 process areas (which indicates that processes are well characterized and understood, and are described in company standards, procedures, tools and methods) and PMI by implementing the following practices:

•	Assuring that quality objectives of the organization are fulfilled;
•	Defining standard processes, assets and guidelines to be followed by our project teams from the earliest stages of the project life cycle;
•	Continuously evaluating the status of processes in order to identify process improvements or define new processes if needed;
•	Objectively verifying adherence of services and activities to organizational processes, standards and requirements;
•	Providing support and training regarding the quality management system to all employees to achieve a culture that embraces quality standards;
•	Informing related groups and individuals about tasks and results related to quality control improvement;
•	Raising issues not resolvable within the project to upper management for resolution; and
•	Periodically gathering and analyzing feedback from our clients regarding our services to learn when we have met expectations and where there is room for improvement.

In 2013, Globant certified ISO 27001, a standard that provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system (ISMS). The process of certifying ISO 27001 ensures that ISMS is under explicit management control.

Glow

In order to manage our talent base, we have developed a proprietary software application called Glow. Glow is the central repository for all information relating to our Globers, including academic credentials, industry and technology expertise, work experience, past and pending project assignments, career aspirations, and performance assessments, among others. Every Glober can access Glow and regularly update his or her technical skills and recognize other Globers under our Stellar Program.

We use Glow as a management tool to match open positions on Studio projects with available Globers, which allows us to staff project teams rapidly and with the optimal blend of industry, technology and project experience, while also achieving efficient utilization of our resources. We believe, based on management’s experience in the industry, that we are one of few companies in our industry to employ such a tool for this purpose. Accordingly, we believe Glow provides us with a significant competitive advantage.

Katari

Katari is a Java-based software platform that we use to facilitate the rapid development of Web applications based on Java technologies. We have made our Katari framework freely available to the open source community under the Apache Software License 2.0.

Our Katari framework provides Globers with the following advantages in developing Java applications:

•	the user can initiate a sample application in a matter of minutes;
•	the sample application offers a login page to access secured content and a website that the user can customize;
•	the software code is well documented, consistently formatted and easy to read;
•	testing methodology is already in place; and
•	Katari’s modular approach allows for rapid responses to client changes and requirements.

Nails

Nails is a framework that we use to facilitate the rapid development of .NET applications. .NET is a software framework developed by Microsoft for applications that run primarily on Microsoft Windows. We intend to make our Nails framework freely available to the open source community under the Apache Software License 2.0.

Our Nails framework provides Globers with the following advantages in developing .NET applications:

•	Rapid initiation of a new application: Traditionally, a typical software development project would require between 40 to 120 calendar hours before producing a functional application. With Nails, the execution time can often be reduced to less than half an hour.
•	Lower startup time: A new developer can usually initiate a Nails-based application in less than 15 minutes.
•	Use of modular architecture: Nails-based product development will typically result in a modular application, where concepts are properly abstracted and encapsulated. Modular architecture will usually lower development costs by letting developers focus on a single aspect of the application at a time allowing developers to be more productive, because they do not have to consider all aspects of an application at the same time.

Digital Platform

We have built a Java-based technology platform that unifies user data and enables user activity tracking across multiple digital channels, such as mobile, gaming console and the Internet. Our platform connects to social networks and applies game mechanics (action points, turns, promotions, role-playing, etc.) to improve the user experience. These mechanics increase user engagement by providing an environment where play becomes a catalyst to collaboration, learning and healthy competition. The platform’s component framework offers our customers a single user view, user rewards, e-commerce support, subscriptions, notifications, promotion systems, and a library of customizable game mechanics. By using this platform, we can provide an innovative solution for our clients who wish to leverage the power of gaming to incentivize buying behavior, increase employee collaboration and motivation, learn while playing, and keep users engaged with digital products for a longer time.

Vulneris

Vulneris is a software tool that we have developed to assess the security of particular systems. It detects, classifies, and monitors device vulnerabilities and then processes the information obtained, which is then stored and shown in different formats, depending on the user. Vulneris also includes remediation and support modules essential for system monitoring and vulnerability management. We utilize Vulneris primarily in our Cloud Computing and Infrastructure Studio.

Clients

At Globant, we focus on delivering innovative and high value-added solutions that drive revenues and brand awareness for our clients. We believe that our approach deepens our relationships and leads to additional revenue opportunities. We also target new clients by showcasing our engineering, design and innovation capabilities along with our deep understanding of emerging technologies and related market trends.

Our clients include primarily medium- to large-sized companies based in the United States, Europe and Latin America operating in a broad range of industries including Media and Entertainment, Professional Services, Technology and Telecommunications, Travel and Hospitality, Banks, Financial Services and Insurance, and Consumer, Retail and Manufacturing. We believe clients choose us based on our ability to understand their business and help them drive revenues, as well as our innovative and high value-added business proposals, tailored Studio-based solutions, and our reputation for high quality execution. We have been able to grow with and retain our clients by merging their industry knowledge with our expertise in the latest market trends to deliver tangible business value.

We typically enter into a master services agreement (or MSA) with our clients, which provides a framework for services and a statement of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. We generate approximately 35% of our revenue from long-term contracts with terms greater than 24 months.

During the three months ended March 31, 2015 and for the years ended December 31, 2014, 2013 and 2012, our ten largest clients based on revenues accounted for 48.0%, 43.9%, 39.7% and 45.0% of our revenues, respectively. Our top client for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, Walt Disney Parks and Resorts Online, accounted for 10.2%, 8.7%, 6.4% and 9.3% of our revenues, respectively. Some of our major clients in 2014 included Google, Electronic Arts, JWT, Orbitz and Walt Disney Parks and Resorts Online, each of which was among our top ten clients by revenues for at least one Studio.

The following table sets forth the amount and percentage of our revenues for the years presented by client location:

	Three months ended March 31				Year ended December 31,
	2015		2014		2014		2013		2012
		(in thousands, except percentages)
By Geography
North America	$45,835	84.1%	$34,455	79.9%	$163,097	81.7%	$128,843	81.4%	$105,928	82.2%
Europe	3,166	5.8%	3,067	7.1%	11,704	5.9%	12,864	8.1%	11,458	8.9%
Latin America and other	5,511	10.1%	5,603	13.0%	24,804	12.4%	16,617	10.5%	11,463	8.9%
Revenues	$54,512	100.0%	$43,125	100.0%	$199,605	100.0%	$158,324	100.0%	$128,849	100.0%

The following table shows the distribution of our clients by revenues for the years presented:

	Year ended December 31,
	2014	2013	2012
Over $5 Million	10	5	6
$1 – $5 Million	36	36	26
$0.5 – $1 Million	23	24	24
$0.1 – $0.5 Million	83	66	50
Less than $0.1 Million	144	132	96
Total Clients	296	263	202

Sales and Marketing

Our growth strategy is based on four pillars: (i) leveraging our broad expertise; (ii) pursuing strategic acquisitions; (iii) growing within existing clients; and (iv) acquiring new clients. Our expertise and Studio approach help us expand the portfolio and practices we offer to our clients. Our acquisitions are pursued with the aim of fulfilling strategic goals, such as growing into a new geography (e.g., Nextive, TerraForum, BlueStar Peru, Clarice) or the expansion of specializations (e.g., IAFH Global S.A., Openware, Huddle).

Under our multi-pronged, integrated sales and marketing strategy, our senior management, sales executives, sales managers, account managers and engagement managers work collaboratively to target, acquire and retain new clients and expand our work for existing clients. Our sales and marketing team, currently comprised of 24 sales personnel and nine marketing personnel, has broad geographic coverage with commercial offices located in Buenos Aires, Bogotá, Montevideo, São Paulo, London, Austin, Boston, New York and San Francisco.

Our sales strategy is driven by three fundamentals: retain, develop and acquire (“RDA”). The retention (“R”) component is focused on maintaining our wallet share with existing accounts through flawless execution on our engagements. The development (“D”) component emphasizes developing existing client relationships by significantly expanding our wallet share and capturing business from our competitors. The acquisition (“A”) component targets new client accounts. Through our RDA strategy, as well as marketing and branding events, we are able to acquire new or expand existing engagements in our large and growing addressable market.

New Clients

We seek to create relationships with strategic clients through existing client referrals or through our multi-tiered approach. Our approach begins by identifying industries and geographic locations with solid growth potential. Once potential clients are identified, we seek to engage the market-facing management personnel of those companies instead of their IT divisions, which allows us to get a better understanding of the prospect’s business model before engaging with its IT personnel. The focus on an enterprise’s revenue drivers allows us to highlight the value of our services in meeting our client’s business needs, thereby differentiating us.

Our account sales teams are made up of sales executives and sales managers, and follow specific guidelines for managing opportunities when contacting potential new clients. Before a sales team approaches a prospective client, we gather significant intelligence and insight into the client’s potential needs, creating a specific value proposition for discussion during the engagement process. Additional opportunities resulting from the planned targeted engagement are gathered and tracked. Once an appropriate opportunity has been identified and confirmed with the client, our sales team performs account and competition mapping and enlists internal industry and subject matter experts as well as pre-sales engineers from all of the participating Studios. We then generate proposals to present to and negotiate with the client. Once we have secured the engagement, our sales executives work closely with the Globant leadership team, partners and subject matter experts from our Studios to ensure that we exceed our new client’s expectations.

From time to time, we use ideation sessions and discovery engagements in our pre-sales process. During the discovery engagements we meet with clients to discuss their goals and develop creative solutions. The discovery engagement sessions help us discover our clients’ main objectives, even if those objectives are not explicitly stated. These sessions are critical in helping us to offer solutions that will adapt to our clients’ needs and wishes. This allows us to showcase our expertise in emerging technologies to the prospective client while also allowing us to generate a significant number of possible future client opportunities.

Existing Clients

Once we have established the client relationship, we are focused on driving future growth through increased client loyalty and retention. We leverage our historical successes with existing clients and our relationships with our clients’ key decision-makers to cross-sell additional services, thereby expanding the scope of our engagements to other departments within our clients’ organizations. We seek to increase our revenues from existing clients through our account managers, technical directors, program managers, leadership team, Studio partners, and subject matter experts. Our top 20 accounts have dedicated client teams. We have also implemented a customer development incentive program, which currently contains more than 400 employees, that is designed to improve revenues and margins.

We undertake periodic reviews to identify existing clients that we believe are of strategic importance based on, among other things, the amount of revenues we generate from the client, as well as the growth potential and brand recognition that the client provides.

Marketing

We believe that our reputation as a premium provider of innovative software solutions generates additional business for us from inbound requests, referrals and requests for proposals. In addition, we engage in a number of initiatives that foster our brand and promote our expertise. As of March 31, 2015, we had nine professionals in the marketing department based in Argentina and the United States.

Our marketing teams promote Globant’s brand through a variety of channels, including the following:

•	Events: We organize and participate in technology- and innovation-focused events in the United States, the United Kingdom and Latin America that position us as thought leaders in vanguard technologies and trends. These include webinars, mobile road shows and breakfast discussions with our “gurus.” In addition, members of our management team have been featured as speakers at events such as World ITO/BPO Forum, Innotribe Bangkok, Nearshore Nexus, the Endeavor Summit, EY Strategic Growth Forum, Americas Society — Council of the Americas, Zendcon, the Agile Business Conference, Stream Health, Insight Innovation Exchange, the CSO Summit and South by Southwest and at universities such as the Massachusetts Institute of Technology, Stanford University, New York University and the University of California Los Angeles.
•	Public Relations: Our marketing strategy includes brand positioning through targeted news coverage in print media and trade publications in the United States and Latin America, such as Bloomberg, Dow Jones, the New York Times, TechCrunch, and Nearshore Americas.
•	Reports and Case Studies: We benefit from coverage of our company in reports prepared by industry analysts, such as Gartner, IDC and HFS Research, McKinsey & Company and other third-party industry observers. In addition, our company has been the subject of case studies on entrepreneurship by business schools at universities such as Stanford University, Massachusetts Institute of Technology and Harvard University.

Competition

The markets in which we compete are changing rapidly. We face competition from both global IT services providers as well as those based in the United States. We believe that the principal competitive factors in our business include: the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; financial stability; and price.

We face competition primarily from:

•	large global consulting and outsourcing firms, such as Accenture, Capgemini, Sapient and IBM;
•	digital agencies and design firms such as SapientNitro, RGA and Ideo;
•	traditional technology outsourcing IT services providers, such as Cognizant Technology Solutions, EPAM Systems, GlobalLogic, Aricent, Infosys Technologies, Mindtree HCL, Tata and Wipro; and
•	in-house product development departments of our clients and potential clients.

We believe that our focus on delivering innovative software solutions that harness the potential of emerging technologies for our clients positions us well to compete effectively in the future. However, some of our present and potential competitors may have substantially greater financial, marketing or technical resources; may be able to respond more quickly to emerging technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

Our Globers

People are one of Globant's most valuable assets. Attracting and retaining the right employees is critical to the success of our business and is a key factor in our ability to meet our client's needs and the growth of our client and revenue base.

As of March 31, 2015 and December 31, 2014, 2013 and 2012, on a consolidated basis, we had approximately 4,040, 3,775, 3,236 and 2,682 employees, respectively.

As of March 31, 2015, we had approximately 87 Globers, principally at our delivery center located in Rosario, Argentina, who are covered by a collective bargaining agreement with FAECYS, which is renewed on an annual basis.

The following tables show our total number of full-time employees as of March 31, 2015 broken down by functional area and geographical location:

Number of Employees
Technology	3,442
Operations	286
Sales and marketing	33
Management and administration	279
Total	4,040

Number of Employees
Argentina	2,785
Brazil	51
Colombia	356
United Kingdom	7
Uruguay	395
United States	203
Mexico	162
Peru	73
Spain	5
Chile	3
Total	4,040

In 2007, with the opening of our delivery center in Tandil, Argentina, we commenced shifting from a Buenos Aires-centric delivery model to a distributed organization with locations across Argentina, Latin America, and elsewhere. We believe that decentralizing our workforce and delivery centers improves our access to talent and could mitigate the impact of IT professionals attrition on our business. Additionally, we provide employees with more choices of where to work, which improves satisfaction and helps us retain our Globers. We continue to draw talent primarily from Latin America’s abundant skilled talent base.

We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

Recruitment and Retention

We seek employees who embrace our “think big” core value and are motivated to be part of a leading company that delivers best-in-class innovative software solutions to leading global companies. We hire highly qualified, experienced IT professionals and recruit students from leading technical institutions in countries where our delivery centers are based, including: the University of Buenos Aires, the Technological Institute of Buenos Aires, the National University of Córdoba and the National University of Tucumán in Argentina; Universidad Estadual de São Paulo, Brazil; and ORT University in Montevideo, Uruguay. Of our employee base, approximately 96.1% have obtained a university degree or are enrolled in a university while they are employed by our company, approximately 2.2% have obtained a graduate level degree, and many have specialized industry credentials or licensing, including in Systems Engineering, Electronic Engineering, Computer Science, Information Systems Administration, Business Administration and Graphic and Web Design. Since our inception, we believe we have become a preferred employment option for IT university graduates in the countries where we have operations. Our participation in a broad range of technology seminars and close involvement with the institutions of higher education in our region help foster our profile among our target audience and contribute to our recruitment efforts. Our de-centralization strategy has also yielded positive results by expanding and diversifying our sources of talent within the region.

Employee retention is one of our main priorities and a key driver of operational efficiency and productivity. We seek to retain top talent by providing the opportunity to work on cutting-edge projects for world-class clients, a flexible work environment, training and development programs, and non-traditional benefits. The total attrition rate among our Globers was 19.9%, 20.2%, 22.2% and 20.9% for the 12 months ended March 31, 2015, and for the years ended December 31, 2014, 2013 and 2012, respectively.

Training and Development

We dedicate significant resources to the development and professional growth of our employees through training programs, career plans, mentoring, talent assessment, succession planning and performance management.

Our U-Grow and U-Certificate programs provide training, continuing education and career development in both soft and technical skills for entry-level and experienced IT professionals. Through our U-Grow program, we provide instruction in technologies, processes, methodologies and interpersonal skills to university students while they intern at Globant. The goal of this program is to provide us with a source of junior-level employees. Our U-Certificate program offers training modules and workshops on technical, delivery and people management to our existing employees. Boot camps and open-trainings are other programs to select, train and hire talented employees. We also opened a Design Center in La Plata to train university students and gradutates in user experience trends. “Learning on Demand” is the opportunity to learn or improve technical skills through courses, videos and material we share through our intranet and e-learning platform. We also provide English language training at all of our delivery centers to maintain and enhance the English language skills of our professionals.

Compensation

We offer our Globers a compensation package consisting of salary and, for the top five percent of performers, an annual performance bonus. Also, depending on the Glober’s position, they are eligible to participate in our short term incentive plan, which includes three potential bonus payments. Based on the Glober’s position, bonus payments under the short term incentive plan are contingent on the accomplishment of key performance metrics included within three categories of bonuses: (a) the Globant bonus, (b) performance bonus and (c) customer development bonus. The key performance metrics are (i) our overall revenue and EBITDA for the Globant bonus, (ii) project/account revenue or project/account gross margin, depending on the Glober’s role, for the performance bonus and (iii) additional revenue over the project/account quotas for the customer development bonus. We offer our key employees a long-term incentive program in the form of share-based compensation.

We also offer several non-traditional benefits including: the option to work from home, subsidized company trips, flex-time policies, extended maternity and paternity leave, competitive health plans, corporate discount programs, yoga classes, stretching classes, hair stylist appointments and massages, among others.

Corporate and Social Responsibility

We believe corporate and social responsibility, or CSR, is an important extension of our founders’ original vision of creating a company, starting from Latin America, that is a leader in the delivery of innovative software solutions for global customers, while also generating world-class career opportunities for IT professionals not just in metropolitan areas but also outlying cities within countries in the region. Our signature CSR program is TesteAR, an initiative we launched three years ago that seeks to increase employment opportunities for disadvantaged youth in our surrounding communities ranging from 18 to 25 years old by training them in manual software testing.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect the investment we make in research and development. We require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with us.

We customarily enter into nondisclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software solutions we deliver. Furthermore, we usually grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non-revocable license to our clients to use our preexisting intellectual property, but only to the extent necessary in order to use the software solutions we deliver.

We have developed a number of proprietary internal tools that we use to manage our projects, build applications in specific software technologies, and assess software vulnerability. These tools include Glow, Katari, Nails, our Digital Platform, our semantic banking application, and Vulneris. See “— Methodologies and Tools.”

Our registered intellectual property consists of the trademark “Globant” (which is registered in eleven jurisdictions, including the United States and Argentina) and one pending patent application in the United States. Our patent application relates to an IT application that seeks to determine an action intended by a user of an online application by matching patterns of that user’s input with corresponding intended actions. The action corresponding to the matching pattern with the highest weight is presented to the user for confirmation that the action is what the user intended. This patent could be used for, among other things, an online banking application. We do not believe that any individual registered intellectual property right, other than our rights in our name and logo, is material to our business.

Facilities and Infrastructure

As of May 31, 2015, we had 31 delivery centers located in 21 cities throughout eight countries (Buenos Aires, Tandil, Rosario, Tucumán, Córdoba, Resistencia, Bahía Blanca, Mendoza, Santa Fe, Mar del Plata and La Plata in Argentina; Montevideo, Uruguay; Bogotá and Medellín in Colombia; Pune and Bangalore in India; São Paulo, Brazil; Mexico City, Mexico; Lima, Peru; and San Francisco and New York in the United States). We also have client management locations in Austin, New York, San Francisco, Boston, São Paulo, Bogotá, Montevideo, Buenos Aires and London. The main administrative offices of our principal subsidiary (which also include a delivery center) are located in Buenos Aires. All of our facilities (with the exception of Tucumán) are leased. We also have two offices under construction in Bahía Blanca and La Plata.

The table below breaks down our locations by country and city and provides the aggregate square footage of our locations in each city as of May 31, 2015.

As of May 31, 2015
Country	City	Number of Offices	Square Feet
Argentina	Bahía Blanca	2	15,210
Argentina	Buenos Aires	3	97,090
Argentina	Córdoba	2	31,356
Argentina	La Plata	1	20,226
Argentina	Mar del Plata	1	17,384
Argentina	Resistencia	1	12,303
Argentina	Rosario	2	23,046
Argentina	Tandil	3	13,175
Argentina	Tucumán	1	10,764
Argentina	Mendoza	1	3,230
Argentina	Santa Fe	1	1,070
Brazil	São Paulo	1	7,800
Colombia	Bogotá	2	22,012
Colombia	Medellin	1	13,810
India	Pune	3	37,529
India	Bangalore	1	4,800
Mexico	Mexico Çity	1	28,794
United States	San Francisco	1	5,920
United States	New York	1	2,153
Uruguay	Montevideo	1	26,975
Peru	Lima	1	7,534
Total		31	402,180

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Argentine, Uruguayan, Colombian, UK and U.S. federal and state agencies regulate various aspects of our business. See “Risk Factors — Risks Relating to Our Business and Industry — Our business results of operations and financial condition may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate” and “Regulatory Overview.” If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.”

We benefit from certain tax incentives promulgated by the Argentine and Uruguayan governments. See “— Our Delivery Model — Government Support and Incentives.”

Legal Proceedings

In the ordinary course of our business, we are subject to certain contingent liabilities with respect to existing potential claims, lawsuits and other proceedings, including those involving tax and labor lawsuits and other matters. We accrue liabities when it is probable that future costs will be incurred and such cost can be reasonably estimated.

In Argentina, we are engaged in several legal proceedings, including tax and labor lawsuits. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material effect on our financial condition, liquidity or results of operations.

On February 10, 2012, FAECYS filed a lawsuit against our principal Argentine subsidiary, Sistemas Globales, in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment. Although we believe Sistemas Globales has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisers, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at March 31, 2015. Management estimates that the amount of possible loss as of March 31, 2015 ranges between $1.0 million and $1.1 million, including legal costs and expenses. As of March 31, 2015, we were also party in certain labor claims where the risk of loss is considered probable for which an amount of $0.6 million has been accrued as of March 31, 2015. The final resolution of these claims is not likely to have a material effect on our financial position or results of operations.

REGULATORY OVERVIEW

Argentine Taxation

The following is a summary of the material Argentine tax considerations relating to our operations in Argentina and it is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect the tax consequences to us, possibly on a retroactive basis, and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to our operations in Argentina.

Software Promotion Law

The Software Promotion Law sets forth a promotion regime for the software industry that remains in effect until December 31, 2019. On September 16, 2013, the Argentine government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotion Law.

Pursuant to Section 2 of the Software Promotion Law, Argentine-incorporated companies whose activities are the creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents (in accordance with Section 4 of the Software Promotion Law) may participate in the benefits contemplated by this regime provided they meet at least two of the following requirements: (i) proven expenses in software research and development activities; (ii) proven existence of a known quality standard applicable to the products or software processes, or the performance of activities in order to obtain such known standard recognition; or (iii) export of software (as defined in Section 5 of the Software Promotion Law).

As per Section 3 of the Software Promotion Law, Argentine-incorporated companies will be considered beneficiaries of the regime as from the effective date of their registration in the National Registry of Software Producers. The consequences of such registration are the following:

•	Fiscal stability throughout the period that the promotion regime is in force (i.e., through December 31, 2019 as per Section 1 of the Software Promotion Law). In accordance with Section 7 of the Software Promotion Law, fiscal stability means the right to maintain the aggregate federal tax rate in effect at the time of the beneficiary’s registration in the National Registry of Software Producers through December 31, 2019. Such stability does not comprise import or export duties nor export refunds (Section 7 of Regulatory Decree No. 1315/2013). The aggregate federal tax burden included under the fiscal stability benefit is that burden existing on the date of the beneficiary’s registration before the applicable registry, in accordance with laws and regulations in force by that time.
•	Beneficiaries of the promotion regime may convert up to 70% of certain monthly social security tax (contribution) payments into a tax credit (Section 8 of the Software Promotion Law) during the first year following the beneficiary’s registration in the National Registry of Software Producers. After the first year, such percentage will be determined annually by the competent authorities for each beneficiary, depending on the beneficiary’s degree of compliance with the regime’s requirements (Section 9 of Regulatory Decree No. 1315/2013). This tax credit may not be transferred to third parties. The tax credit can be used to offset the beneficiary’s income tax liability only up to certain percentage, determined by the ratio of annual software and computer services exports and the aggregate annual sales resulting from promoted activities declared by the beneficiary (Section 8 of the Software Promotion Law).
•	Beneficiaries of the promotion regime will not be subject to any value-added tax withholding or collection regimes (Section 8 bis of the Software Promotion Law).
•	Beneficiaries of the promotion regime will benefit from a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents pursuant to Section 4 of the Software Promotion Law) due in each fiscal year beginning after the date of the beneficiary’s registration in the National Registry of Software

Producers (Section 9 of the Software Promotion Law, Regulatory Decree No. 1315/2013 and General Resolution No. 3,597). This benefit will be applicable both to Argentine-source and non-Argentine-source income, in the terms set forth by the application authority, but it would not be applicable to foreign source income obtained by permanent establishments held abroad by Argentine residents (Section 13 of Regulatory Decree No. 1315/2013).
•	Pursuant to Section 12 of the Software Promotion Law, imports of software products by the beneficiaries are excluded from any kind of present or future restriction on the currency transfers matching the payments for such imports, provided the imported goods are necessary for the software production activities.

In the event the company does not have a known quality standard applicable to the products or software processes, as per Section 10 of the Software Promotion Law, it will have a three-year period as from its accreditation, to obtain the known standard recognition. Failure to obtain such recognition within such period will subject the company to the sanctions set forth in Section 20 of the Software Promotion Law, which range from temporary suspension to exclusion from the promotion regime and the obligation to return all benefits obtained, as well as permanent prohibition to apply for registration in the National Registry of Software Producers.

On October 10, 2006, the Argentine Ministry of Economy approved our subsidiary IAFH Global S.A. as a beneficiary of the Software Promotion Law. On April 13, 2007, the Argentine Ministry of Economy approved our subsidiary Sistemas Globales as a beneficiary of the Software Promotion Law. As a result, these subsidiaries have enjoyed fiscal stability in their federal tax burden as in effect at the time they were notified of their inclusion in the promotion regime.

The Software Promotion Law was modified during 2011 through Law No. 26,692. Even though all benefits awarded under the Software Promotion Law as originally enacted in 2004 remain in effect, pursuant to Section 10 bis of the Software Promotion Law, IAFH Global S.A., Sistemas Globales and Huddle Group S.A. were obliged to reapply for registration in the National Registry of Software Producers by July 8, 2014 in order to obtain the benefits established in the Software Promotion Law as described above. On June 25, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A. applied for registration in the National Registry of Software Producers. As of the date of this prospectus, all three Argentine subsidiaries have been accepted for registration in the National Registry of Software Producers effective retroactively to September 18, 2014.

As noted above, Regulatory Decree No. 1315/2013 introduced additional implementing rules, including, among other matters, further clarifications to qualify for the promotion regime and specific requirements to be met in order to remain registered in the National Registry of Software Producers during the years after such registration has taken place. These requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports. In addition, Regulatory Decree No. 1315/2013 states that the 60% reduction in corporate income tax provided under the Software Promotion Law shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers. The implementing regulation also provides that upon the formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under the Software Promotion Law as originally enacted in 2004 shall be extinguished. Finally, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and AFIP to adopt “complementary and clarifying” regulations in furtherance of the implementation of the Software Promotion Law.

On March 11, 2014, AFIP issued General Resolution No. 3,597, which provides that, as a further prerequisite to participation in the Software Promotion Law, exporters of software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, our Argentine subsidiaries Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under the Software Promotion Law by a participant in the Software Promotion Law as originally enacted will only be valid until September 17, 2014.

Income Tax

The Argentine Income Tax Law No. 20,628, as amended (“ITL”), establishes a federal tax on the worldwide income of Argentine resident individuals, legal entities incorporated in Argentina and Argentine branches of foreign entities. The income tax is currently levied at 35% of taxable net income obtained in Argentina or abroad. As per the ITL, income taxes paid abroad for the conduct of foreign activities may be recognized as a tax credit up to the limit of the increase in the income tax liability derived from the recognition of income obtained abroad. The amount of income subject to tax is calculated according to the regulations of the ITL. Losses incurred during any fiscal year may be carried forward and set off against taxable income obtained during the following five fiscal years. Foreign resident individuals and foreign resident legal entities without a permanent establishment are taxed exclusively on their Argentine source income.

Law No. 26,893 (the “ITL Amendment Law”), published in the Official Gazzette on and effective as of September 23, 2013, modified the ITL. According to the ITL Amendment Law, income derived from the sale, exchange or other disposition of shares of Argentine corporations by non-Argentine residents would be subject to income tax. Non-Argentine residents will have the option of choosing between applying a 13.5% effective income tax rate over the gross amount or a 15% effective income tax rate over the net amount derived from the transaction.

Individual Argentine residents would be exempt on the income derived from the sale of shares to the extent such participations are publicly traded and/or are authorized for its public offer. However, as of the date of this prospectus many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by the Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares.

Payments from Argentina to foreign residents representing an Argentine source of income (i.e., royalties, interest, etc.) are generally subject to income tax withholding levied at different rates depending on the type of payment. These rates may be reduced by application of a tax treaty for the avoidance of double taxation between Argentina and the receiving country.

The government has denounced the double taxation treaties that were in force with the Republic of Chile and Spain. The decision to denounce and therefore terminate the above-mentioned agreements was published in the Official Gazette on July 16, 2012 and July 13, 2012. In accordance with the denouncement provisions set forth in those treaties:

•	the double taxation treaty with the Republic of Chile ceased to have effect in both contracting states: (a) for individuals and undivided estates: as from January 1, 2013 and (b) for legal entities: as from the tax periods beginning after the communication of the termination of the treaty.
•	the double taxation treaty with Spain ceased to have effect in both contracting states: (a) in respect of taxes at source on payments to be made to foreign residents as from January 1, 2013 and (b) in respect of other taxes, as from the tax periods beginning as from January 1, 2013.

However, in February 2013, the Spanish cabinet approved the execution of a new double-taxation treaty with Argentina. On November 27, 2013, the Argentine Congress approved the aforementioned treaty, which was published in the Official Gazette on December 18, 2013. This new treaty with Spain entered into force on December 23, 2013. Such treaty replaces the previous double-taxation treaty between Argentina and Spain that was terminated on July 16, 2012 and applies retroactively from January 1, 2013.

Additionally, on January 31, 2012 through a notice published in the Official Gazette, the Argentine government issued a resolution ending the provisional application of the double taxation treaty in force with Switzerland, and notified this resolution to the Swiss government through a letter issued on January 16, 2012. According to the Argentine tax authorities, the effects of such termination have been applicable since January 16, 2012. On March 20, 2014, Argentina and Switzerland executed a new double-taxation treaty.

Although the Argentine congress has approved the new treaty, which was published in the Official Gazette on December 11, 2014, such treaty has not entered into force as of the date of this prospectus, and Switzerland has not ratified it.

As a result of the termination of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the reduced withholding tax rates (pursuant to those treaties) will no longer be applicable after each of the corresponding dates of termination.

Thus, interest payments, royalty payments and the distribution of dividends from Argentina to Switzerland, Spain and the Republic of Chile will be subject to the withholding rates set forth in the ITL. However, as described above, Argentina and Spain signed a new treaty which has retroactive effect to January 1, 2013 with regard to taxes withheld in the country in which the taxable income was generated. Thus, if certain requirements provided by the new treaty are met, the tax treatment applicable to interest and royalties may be different than the treatment provided by the ITL.

Pursuant to the ITL, cross-border royalty payments are generally subject to withholding at a rate of 28%, or 21% if technology not available in Argentina is involved; in both cases the relevant agreement must be registered before the National Institute of Intellectual Property (“INPI”). Payments related to software licenses are in general subject to a 31.5% tax withholding rate. In addition, interest payments are generally subject to withholding at a rate of 15.05% if the lender is a bank or financial institution controlled by the respective central bank or similar authority, located in jurisdictions (i) other than those considered as tax havens by Argentine law, or (ii) that have executed exchange information agreements with Argentina, and do not allow, among others, banking or stock market secrecy pursuant to their domestic law, and 35% in all other cases. The ITL Amendment Law provides a new 10% tax rate on dividend distributions, without prejudice to the application of the so-called “equalization tax,” which applies if the dividends distributed exceed the net accumulated taxable income of the distributing corporation. According to the ITL Amendment Law, the new 10% tax rate would not be applicable on dividends received by Argentine companies.

Tax on Presumed Minimum Income

This tax applies to assets of Argentine companies. The tax is only applicable if the total value of the assets is above 200,000 Argentine pesos at the end of the company’s fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on presumed minimum income is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on presumed income.

Value-Added Tax

The value-added tax applies to the sale of goods, the provision of services and importation of goods. Under certain circumstances, services rendered outside of Argentina, which are effectively used or exploited in Argentina, are deemed to be rendered in Argentina and, therefore, subject to value-added tax. The current value-added tax general rate is 21%. Certain sales and imports of goods, such as computers and other hardware, are, however, subject to value-added tax at a lower tax rate of 10.5%. The sale of the shares held in Argentine or foreign companies is not subject to value-added tax.

Tax on Debits and Credits in Bank Accounts

This tax applies to debits and credits from and to Argentine bank accounts and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. There are certain limited exceptions to the application of this tax. The general tax rate is 0.6% applicable on each debit and/or credit; however there are increased rates of 1.2% and reduced rates of 0.075%. Taxpayers subject to this tax at the 0.6% and 1.2% rates are authorized to a tax credit of the tax paid (a 34% credit of the tax paid on credits levied at the 0.6% tax rate, and a 17% credit of the tax paid on transactions levied at the 1.2% tax rate) against the income tax and minimum presumed income tax. The remaining amount is deductible for income tax purposes.

Personal Assets Tax

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding shares and other capital participations in such company as of December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value (valor patrimonial proporcional) stated in the latest financial statements. Pursuant to the Argentine Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such tax paid from the applicable foreign shareholders, including by withholding and/or foreclosing on the shares, or by withholding dividends.

As a result of the terminations of the double taxation treaties in force with Spain and the Republic of Chile, as well as the decision to end the provisional application of the double taxation treaty in force with Switzerland, the exemption from the personal assets tax that was available pursuant to those treaties for shares and other equity interests in local companies owned by Chilean, Spanish or Swiss residents will no longer be applicable after each of the corresponding dates of termination.

Tax on Dividends

The ITL Amendment Law provides a new 10% tax rate on dividend distributions, without prejudice to the application of the so-called “equalization tax,” which applies if the dividends distributed exceed the net accumulated taxable income of the distributing corporation. The new 10% tax rate would not be applicable on dividends received by Argentine companies.

Turnover Tax

Turnover tax is a local tax levied on gross income. Each of the provinces and the City of Buenos Aires apply different tax rates. The tax is levied on the amount of gross income resulting from business activities carried on within the respective provincial jurisdictions. The provinces have signed an agreement to avoid the double taxation of activities performed in more than one province (Convenio Multilateral del 18 de agosto de 1977). Under this agreement, gross income is allocated between the different provinces applying a formula based on income obtained and expenses incurred in each province. In the Province of Buenos Aires, we have received an exemption from the payment of the turnover tax for the period from 2011 through April 13, 2017.

Provincial Tax Advance Payment Regimes Applicable to Local Bank Accounts

Certain provincial tax authorities have established advance payment regimes regarding the turnover tax that are, in general, applicable to credits generated in bank accounts opened with financial institutions governed by the Argentine Financial Institutions Law. These regimes apply to local tax payers which are included in a list distributed — usually on a monthly basis — by the provincial tax authorities to the financial institutions aforementioned.

Tax rates applicable depend on the regulations issued by each provincial tax authority, in a range that, currently, could amount up to 5%. For tax payers subject to these advance payment regimes, any payment applicable qualifies as an advance payment of the turnover tax.

Stamp Tax

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and agreement involved. In general, stamp tax rates vary from 1% to 4% and are applied based on the economic value of the instrument. In the Province of Buenos Aires, we have received an exemption from the stamp tax since 2011.

Free Good Transmission Tax

The Province of Buenos Aires established this tax in 2009. According to Law 14,200, all debts accrued up to December 31, 2010 have been exempted from this tax. This tax is levied on any wealth increases resulting from free good or asset transmission (i.e. a donation, inheritance, etc.), provided the beneficiary (individual or company) is domiciled in the Province of Buenos Aires or the goods or assets are located in the Province of Buenos Aires. Moreover, according to this tax, shares and other securities representing capital stock, an equity interest or the equivalent which, at the time of transmission, are located in another jurisdiction (i.e., not in the Province of Buenos Aires) or were issued by entities or companies domiciled in another jurisdiction, are deemed to be situated in the Province of Buenos Aires in proportion to the assets that such entities or companies have in the Province of Buenos Aires. This tax will only be applicable if the benefit obtained by the individual or the company exceeds 60,000 Argentine pesos. In the case of parents, children and spouses, the threshold amount is increased up to 250,000 Argentine pesos. The tax rates are progressive and vary from 4% to 21.925%. The Province of Entre Ríos has enacted a tax that is similar to Law 14,200 described above.

The tax may become applicable in the event that our Argentine subsidiaries, IAFH Global S.A. and Sistemas Globales S.A., receive any free transmission of goods or assets located within the Province of Buenos Aires or the Province of Entre Ríos. If either of the subsidiaries changes its domicile to the Province of Buenos Aires or to the Province of Entre Ríos, the tax will be levied upon any free transmission of goods or assets received by that subsidiary, wherever the goods or assets are located.

Municipal Taxes

Municipalities may establish certain municipal taxes, provided they are not analogous with the national taxes, and they match an effective and individualized service provisioned by the local government. It should be noted that in many cases, the taxable income considered for the municipal tax will be the same as that for the turnover tax, though limited to the amount that belongs to the province where the municipality is located as per the agreement to avoid double taxation (Convenio Multilateral del 18 de agosto de 1977).

Information Regime

General Resolution 3293/2012 of the Argentine Federal Tax Authority sets forth the obligation to report (through the website of the Argentine Federal Tax Authority) the total or partial (gratuitous or onerous) transfer and/or assignment of:

•	securities, shares, participations or equivalents in the capital of non-publicly traded Argentine companies (and certain other non-publicly traded Argentine entities) whether the buyer and/or the purchaser is a foreign or an Argentine resident;
•	securities, shares, participations or equivalents in the capital of non-publicly traded foreign companies if the transaction is performed by Argentine individuals or Argentine undivided estates; and
•	listed securities issued by Argentine or foreign residents in case the transaction results in the change of control of the company.

This obligation must be complied with concurrently by seller, purchaser and by the target company whose assets are being transferred. Also, the obligation applies to the notary public (if a notary public participates in the transaction).

The transaction must generally be reported within ten business days after the date of the transaction.

Related Parties’ Registry

Pursuant to General Resolution No. 3,572, AFIP created: (i) a related parties’ registry (Registro de Sujetos Vinculados) and (ii) an information regime concerning transactions in the domestic market among related parties (Régimen informativo de operaciones en el mercado interno — Sujetos Vinculados).

Notwithstanding that AFIP General Resolution No. 3,572 became effective on January 3, 2014, the registration and information obligations provided therein shall be considered duly complied with by the following parties within the following terms:

•	on or before April 1, 2014: national major tax-payers (Grandes Contribuyentes Nacionales) for obligations due on or before March 31, 2014; and
•	on or before July 1, 2014: all other national parties for obligations due on or before June 30, 2014.

Information Regime Concerning Transactions in the Domestic Market Among Related Parties

Unlike the related parties’ registry (which applies to transactions among related parties located in Argentina and abroad), the transactions’ information regime is applicable to transactions between related parties located in Argentina.

Incoming Funds from Low or No Tax Jurisdictions

According to the legal presumption under Article 18.1 of Law No.11,683 and its amendments, incoming funds from jurisdictions with low or no taxation are deemed an unjustified increase in net worth for the Argentine party, regardless of the nature of the operation involved. Unjustified increases in net worth are subject to the following taxes:

(a) income tax at a 35% rate on 110% of the amount of the transfer; and

(b) value added tax at a 21% rate on 110% of the amount of the transfer.

The Argentine tax resident may rebut such legal presumption by proving before the Argentine Tax Authority that the funds arise from activities effectively performed by the Argentine taxpayer or a third party in such jurisdictions, or that such funds have been previously declared.

Through Decree 589/2013, Argentina modified the rule related to the list of low or no taxation jurisdictions, stating that all references to low or no taxation jurisdictions shall be deemed as referring to “non-cooperative countries for purposes of fiscal transparency.” Cooperative countries for purposes of fiscal transparency are those countries, territories, jurisdictions or special regimes that execute with the Argentine government a double tax agreement with a wide exchange of information clause or an exchange of information agreement. Jurisdictions that initiate negotiations to enter into one of the previously mentioned agreements would also be considered as “cooperative.” Decree 589/2013 entitles the Argentine Tax Authority to publish the list of the cooperative countries for fiscal transparency purposes, which shall be published (and updated) on its web site. On January 8, 2014, the National Tax Authority issued the list containing the jurisdictions that are considered cooperative. As of the date of this prospectus, such list includes the following jurisdictions: Albania, Germany, Andorra, Angola, Anguilla, Saudi Arabia, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, Belgium, Belize, Bermuda, Bolivia, Brazil, the Cayman Islands, Canada, Czech Republic, Chile, China, Vatican City, Colombia, South Korea, Costa Rica, Croatia, Cuba, Curaçao, Denmark, Ecuador, El Salvador, Arab Emirates, Slovakia, Slovenia, Spain, United States, Estonia, Faroe Islands, Philippines, Finland, France, Georgia, Ghana, Greece, Greenland, Guatemala, Guernsey, Haiti, Honduras, Hungary, India, Indonesia, Ireland, Isle of Man, Iceland, Italy, Jamaica, Israel, Japan, Jersey, Kazakhstan, Kenya, Kuwait, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Macedonia, Malta, Morocco, Mauritius, Mexico, Moldova, Monaco, Montenegro, Montserrat, Nicaragua, Nigeria, Norway, New Zealand, Panama, the Netherlands, Paraguay, Peru, Poland, Portugal, Qatar, the United Kingdom, the Dominican Republic, Romania, Russia, San Marino, Saint Maarten, Singapore, South Africa, Sweden, Switzerland, Tunisia, Turks and Caicos Islands, Turkmenistan, Turkey, Ukraine, Uruguay, Venezuela, Vietnam and British Virgin Islands.

This offering will not result in our becoming liable for this tax.

Foreign Exchange Controls

The following is a summary of the material foreign exchange control considerations relating to our operations in Argentina, and it is based upon laws, regulations, decrees, rulings, administrative practice and judicial decisions in effect as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could affect us and could alter or modify the statements and conclusions set forth herein. This summary does not purport to be a legal opinion or to address all foreign exchange controls aspects that may be relevant to our operations in Argentina.

Argentina

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of 1.00 Argentine pesos per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Argentine Public Emergency Law abandoning more than ten years of fixed Argentine peso-U.S. dollar parity. After devaluing the Argentine peso and setting the official exchange rate at 1.40 Argentine pesos per $1.00, on February 11, 2002, the Argentine government allowed the Argentine peso to float. The shortage of U.S. dollars and their heightened demand caused the Argentine peso to further devaluate significantly in the first half of 2002.

The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Argentine peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension of payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the FX Market through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent, yet the following restrictions that could affect our Argentine operations still remain in effect.

Pursuant to Argentine regulations, Argentine resident entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(1) making payments of principal on foreign financial indebtedness at maturity or less than ten business days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the 365-day period from the date on which the proceeds of the new foreign financial indebtedness were transferred into Argentina and converted into Argentine pesos through the FX Market (the “Waiting Period”) or to make partial or full payments more than ten business days in advance of the stated maturity, provided that (i) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; and (ii) either (a) the prepayment is totally financed with the disbursement of funds from outside Argentina with the purpose of carrying out capital contributions in a local company, or (b) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid and the average life of the debt must be longer than the remaining amount of the prepaid debt, considering in both cases the payment of principal and interest, the prepayment is totally financed with a new cross-border loan granted by an international organization and its related agencies or an official credit agency or a foreign financial institution or debt issuance which can be deemed on an international debt issuance, and the terms and conditions of the new financing explicitly provide such prepayment as a condition to granting the new loan. In all cases, the foreign debt to be repaid must have been disclosed under the foreign debt information regime set forth in Communication “A” 3,602 of the Argentine Central Bank (the “Foreign Debt Information Regime”);

(2) making payments of interest on foreign indebtedness on the stated interest payment date or less than five days prior to such stated interest payment date, provided that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within two days of disbursement thereof;

(3) making payments for services rendered by foreign residents, provided that certain requirements are met subject to prior authorization of the Argentine Central Bank in the case of related parties services;

(4) making payments for imported goods, on demand or in advance, provided that certain requirements are met (e.g., nationalization of the imported goods within certain specific terms and filing of the import documentation with the financial entity); and

(5) making payments of corporate profits and dividends to non-Argentine-resident shareholders, provided that the distribution of dividends is approved on the basis of audited financial statements issued by the Argentine entity and certified by external auditors with the requirements of annual financial statements.

The Argentine government has been restricting certain local companies from obtaining access to the FX Market for the purpose of making payments abroad, such as dividends (including capital reductions) and payment for importation of services and goods. In this regard, irrespective of whether Argentine residents comply with all legal requirements for purposes of executing any of the foreign exchange transactions listed above, we cannot exclude the possibility that de facto measures limiting or delaying the ability of an Argentine resident to have access to the FX Market may occur, for example through the imposition of general or ad hoc restrictions through local banks or by having the local bank require, even when not expressly provided by any regulation, the opinion of the Argentine Central Bank before executing any specific transaction.

Argentine entities are required to transfer into Argentina and sell for Argentine pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing within the periods established by the Argentine Central Bank (the “Pre-Export Financings”).

Argentine entities are required to transfer into Argentina and sell for Argentine pesos in the FX Market all foreign currency proceeds from exports of goods (except those that are applied to the repayment of Pre-Export Financings) and services within the periods established by the Argentine Central Bank. Argentine law does not require Argentine resident entities that export services to be paid only in foreign currency nor does it prohibit the receipt of in-kind payment by such exporters.

No payments on new foreign financial indebtedness (other than debt securities issued under a primary public offering and listed in self-regulated markets, Pre-Export Financings, and indebtedness with multilateral and bilateral credit institutions and official credit agencies granted to Argentine residents directly through related agencies) or their renewals or extensions may be made by any means before the Waiting Period unless the transaction qualifies for an exemption.

Upon their transfer into Argentina and sale for Argentine pesos through the FX Market, the proceeds of foreign financial indebtedness must be placed in a mandatory, non-interest bearing and non-transferable bank account in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit will be applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) primary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non-residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self-regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Argentine Central Bank securities issued in primary offerings; (vi) inflows of funds to the FX Market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the FX Market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement.

The following transactions are exempted from the Mandatory Deposit, among others: (i) primary or secondary offerings of debt securities or stock issued pursuant to a public offering and listed on a self-regulated market; (ii) foreign currency-denominated loans granted by a local financial entity under certain conditions; (iii) indebtedness with multilateral and bilateral credit institutions and official credit agencies; (iv) the proceeds of foreign financial indebtedness; provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used to purchase foreign currency in order to pay principal on foreign debt, or (b) the loan has a minimum average life of not less than two years, including payments of principal and interest, and to the extent the proceeds of such loan are applied to make investments which are then registered among other capitalized cost categories as property and equipment, research/exploration costs or intangible assets as part of the relevant debtor’s balance sheet or inventory; and (v) foreign trade financings.

Transfer into Argentina and sale for Argentine pesos through the FX Market of foreign investments of Argentine entities is subject to the Mandatory Deposit on the amounts exceeding $2.0 million per calendar month.

Colombia

Under Colombian foreign exchange regulations, payments in foreign currency related to certain foreign exchange transactions must be conducted through the commercial exchange market, by means of an authorized financial intermediary, and declaring the payment to the Colombian Central Bank. This mechanism applies to payments in connection with, among others, imports and exports of goods, foreign loans and related financing costs, investment of foreign capital and the remittances of profits thereon, investment in foreign securities and assets and endorsements and guarantees in foreign currency. Transactions through the commercial exchange market are made at market rates freely negotiated with the authorized intermediaries.

In addition, the Colombian Central Bank may intervene in the foreign exchange market at its own discretion at any time and may, under certain circumstances, take actions that limit the availability of foreign currency to private sector companies. Notwithstanding the foregoing, the Colombian Central Bank has never taken such action since the present foreign exchange regime was implemented in 1991.

MANAGEMENT

Directors

The table below sets forth information concerning our directors as of June 15, 2015.

Name	Position	Age	Date of Appointment	Current Term Expiring at Annual Meeting of Shareholders to Be Held in Year
Martín Migoya	Chairman of the Board and Chief Executive Officer	47	June 18, 2014	2017
Martín Gonzalo Umaran	Director and Chief of Staff	46	June 18, 2014	2017
Guibert Andrés Englebienne	Director and Chief Technology Officer	48	June 18, 2014	2017
Francisco Álvarez-Demalde	Director	36	May 4, 2015	2018
Bradford Eric Bernstein	Director	48	May 4, 2015	2018
Mario Eduardo Vázquez	Director	79	June 18, 2014	2016
Philip A. Odeen	Director	79	May 4, 2015	2018
David J. Moore	Director	62	May 4, 2015	2018
Marcos Galperin	Director	43	June 18, 2014	2016
Timothy Mott	Director	66	June 18, 2014	2016

Directors may be re-elected for one or more further four-year terms. Directors appointed to fill vacancies remain in office until the next general meeting of shareholders.

Globant S.A. was incorporated in Luxembourg on December 10, 2012. References to the terms of service or appointment of our directors and senior management in the following biographies include their service to our predecessor companies, which were organized in Spain.

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. Prior to co-founding Globant, he worked as a trainee and technology project coordinator at Repsol-YPF, a consultant at Origin BV Holland and a business development director at Tallion. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 (Círculo de Creativos de la Argentina) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012 as well as Chief of Staff since 2013. As Globant’s Chief of Staff, Mr. Umaran is responsible for coordinating our back office activities, supporting executives in daily projects and acting as a liaison to our senior management. He is also responsible for our mergers and acquisitions process and for strategic initiatives. From 2005 to 2012, he served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP). We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our board of directors and as Chief Technology Officer since 2003. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, Mr. Englebienne is the head of our Technology department and our Premier League, an elite team of Globers whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

Francisco Álvarez-Demalde

Mr. Álvarez-Demalde has been a member of our board of directors since 2007. He is a founding Partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest investors in Globant. From 2005 to 2007, he was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an executive at Eton Park Capital Management, where he focused on private equity investments in emerging markets, and at Goldman Sachs & Co. Mr. Álvarez-Demalde also currently serves as a director of LAVCA, Mandic, Navent, VTEX and GoIntegro. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. We believe that Mr. Álvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Bradford Eric Bernstein

Mr. Bernstein has served as a member of our board of directors since 2008. He joined FTV Capital in 2003 and is currently a Partner and head of the New York office, managing staff and operations there. Prior to joining FTV Capital, Mr. Bernstein was a Partner at Oak Hill Capital Management and its predecessors, where he managed the business and financial services group. In addition to his responsibilities at Globant, Mr. Bernstein currently serves on the board of directors of Apex Fund Services, World First Group and Utopia, Inc. Mr. Bernstein received a bachelor’s degree, magna cum laude, from Tufts University. We believe that Mr. Bernstein is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mario Eduardo Vázquez

Mr. Vázquez has served as a member of our board of directors and chairman of Globant’s audit committee since June 2012. From 2003 to 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Mr. Vázquez worked in auditing for Arthur Andersen for 33 years until his retirement in 1993, including 23 years as a partner and general director in many of Globant’s markets, including Argentina, Chile, Uruguay, and Paraguay. As former partner and general director of Arthur Andersen, Mr. Vázquez has significant experience with U.S. GAAP accounting and in assessing internal control over financial reporting. Mr. Vázquez currently serves on the board of directors of MercadoLibre, Inc. Mr. Vázquez served as a member of the board of directors of YPF, S.A. and as the president of the Audit Committee of YPF, S.A, until

April 2012. He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica Spain S.A., Banco Santander Rio S.A., Banco Supervielle Societe General, and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez received a degree in public accounting from the Universidad de Buenos Aires. We believe that Mr. Vázquez is qualified to serve on our board of directors due to his financial expertise and his experience serving as a director of other companies.

Philip A. Odeen

Mr. Odeen has served as a member of our board of directors since 2012. Mr. Odeen has also served as a director and proxy director of DRS Technologies, Inc. since 2013. From 2009 to 2013, Mr. Odeen served as the chairman of the board of directors and lead independent director of AES Corporation and as a director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the chairman of the board of directors of Convergys Corporation and as a director of Convergys Corporation from 2000 to 2013. Mr. Odeen has served as a director of QinetiQ North America, Inc. since 2006, Booz Allen Hamilton, Inc. since 2008 and ASC Signal Corporation since 2009. From 2006 to 2007, Mr. Odeen served as chairman of the board of directors of Avaya Corporation. He served on the board of directors of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2003 to 2008. Mr. Odeen retired as chairman and chief executive officer of TRW Inc. in December 2002. We believe that Mr. Odeen is qualified to serve on our board due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit and charitable organizational experience.

David J. Moore

Mr. Moore has served as a member of our board of directors since May 2015. He is chairman of Xaxis and president of WPP Digital. He has over 35 years of experience in media and technology. He founded and led 24/7 Media’s (now Xaxis) growth from start-up to a leader in digital marketing and ad technology. 24/7 Media (TFSM) was listed on NASDAQ in 1998 and he led it until it was sold to WPP in 2007. He is a member of the Interactive Advertising Bureau’s (IAB’s) board of directors and executive committee. Previously the IAB’s chairman from 2009 to 2011, Mr. Moore has been an active member since 2002. He also serves on the boards of DA Search & Link Inc. and dtSI Inc., which are both joint ventures with Dentsu in Japan and Korea and the board of directors of the Advertising Education Foundation. We believe that Mr. Moore is qualified to serve on our board of directors due to his expertise in media and technology along with his experience serving as a director of other companies.

Marcos Galperin

Mr. Galperin has served as a member of our board of directors since July 2014. He is a co-founder of Mercadolibre, Inc. and has served as its chairman, president and chief executive officer since October 1999. Mr. Galperin is a board member of Endeavor Global, Inc., a non-profit organization that is leading the global movement to catalyze long term economic growth by selecting, mentoring and accelerating the best high impact entrepreneurs around the world. He is also a board member of the Stanford Graduate School of Business. Mr. Galperin received a master’s degree in business administration from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania. We believe that Mr. Galperin is qualified to serve on our board of directors due to his comprehensive knowledge and experience in the technology industry and experience serving as a director of other companies.

Timothy Mott

Mr. Mott has served as a member of our board of directors since July 2014. Mr. Mott has been an independent private investor since 1994. He has been a director of Ruby Seven Studios since 2012 and the managing partner of Blue Farm Wines since 2013. From 2008 to 2013 he served as executive chairman of Flixlab; he was executive chairman of All Covered from 2000 to 2010; and from 1990 to 2007 he served as a director of Electronic Arts. Previously he co-founded Electronic Arts where he was a senior vice president from 1982 to 1990; from 1990 – 1994 he was CEO/chairman of Macromedia; he served on the board of directors of Edmark from 1994 to 1996; and from 1994 to 1999 he was chairman of Audible. Mr. Mott has been a trustee of the California College of the Arts since 2004 and previously served on several other non-profit boards. Mr. Mott earned his bachelor of science degree (with honors) from Manchester University in

England. We believe that Mr. Mott is qualified to serve on our board due to his extensive business and industry expertise in the technology sector, and his experience as a director and senior management of other technology companies.

Our Group Senior Management

Our group senior management is made up of the following members:

Name	Position
Martín Migoya	Chief Executive Officer
Martín Gonzalo Umaran	Chief of Staff
Guillermo Marsicovetere	Chief Operating Officer
Guibert Andrés Englebienne	Chief Technology Officer (Global)
Nestor Nocetti	Executive Vice President, Corporate Affairs
Alejandro Scannapieco	Chief Financial Officer
Natalia Kanefsck	Chief Accounting Officer
Guillermo Willi	Chief People Officer
Gustavo Barreiro	Chief Information Officer
Andrés Angelani	Chief Solutions Officer
Patricio Pablo Rojo	General Counsel
Wanda Weigert	Director of Communications & Marketing

The business address of our group senior management is c/o Sistemas Globales S.A., Ing. Butty 240, 9th floor, Laminar Plaza Tower, C1101 AFB, Capital Federal, Argentina.

The following is the biographical information of the members of our group senior management other than Messrs. Migoya, Umaran and Englebienne, whose biographical information is set forth in “— Directors.”

Guillermo Marsicovetere

Mr. Marsicovetere has been our Chief Operating Officer since July 2012. From 2007 to July 2012, Mr. Marsicovetere served as our Chief Business Officer. From 1993 to 2007, he worked at Sun Microsystems where he held several management positions including Latin America Partner and Sales Director, Southern Cone President and Managing Director, Sales Vice President of the United Kingdom and Ireland. As Globant’s Chief Operating Officer, he is responsible for supervising Globant’s product delivery. Mr. Marsicovetere holds a law degree from Universidad Central in Venezuela.

Nestor Nocetti

Mr. Nocetti, a co-founder of our company, has been our Executive Vice President, Corporate Affairs since July 2012. Mr. Nocetti manages our external affairs, including our relationships with government agencies, union, industry representatives and the media. Prior to that, he served as our Vice President, Innovation Labs. Together with Messrs. Migoya, Englebienne, and Umaran, Mr. Nocetti was selected as an Endeavor Entrepreneur in 2005. He holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a certificate in business management from the Business School (IAE) of Universidad Austral.

Alejandro Scannapieco

Mr. Scannapieco has been our Chief Financial Officer since 2008. From 2002 to 2008, he worked as Chief Financial Officer at Microsoft South Cone, headquartered in Buenos Aires, where he was responsible for the Finance & Accounting, Business Support and Procurement & Facilities divisions for Microsoft in Argentina, Bolivia, Chile, Paraguay and Uruguay. Prior to 2002, Mr. Scannapieco worked as a senior financial analyst at JPMorgan and a senior auditor at Ernst & Young. As our Chief Financial Officer, Mr. Scannapieco is in charge of corporate finance and business support, including mergers and acquisitions, treasury, accounting and tax, procurement, facilities and delivery center expansions. Mr. Scannapieco has a post-graduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires.” He has also completed a post-graduate degree in finance from Torcuato Di Tella University.

Natalia Kanefsck

Ms. Kanefsck has been our Chief Accounting Officer since January 2012. From 2007 to January 2012, she worked as a Regional Financial Controller at Bally Technologies Inc. for the Latin American region based in Buenos Aires, where she was responsible for finance, treasury, accounting and tax for Bally operations in Argentina, Chile, Colombia, Uruguay, Peru, Central America and Caribbean. From 2005 to June 2007, she worked as Accounting Lead for the Mosaic Company based in Buenos Aires, where she was responsible for finance and accounting for Mosaic Mexico. As our Chief Accounting Officer, Ms. Kanefsck is in charge of accounting, tax, external audit and reporting. Ms. Kanefsck has a degree in public accounting from the Universidad de Buenos Aires and a post-graduate degree in business administration from Centro de Estudios Macroeconomicos.

Guillermo Willi

Mr. Willi has been our Chief People Officer since September 2011. From 2009 to 2011, he served as the Human Resources Director for Microsoft Argentina and Uruguay, where he was in charge of leading Microsoft’s human resources policies, developing internal talent and maintaining diversity and inclusion. Between 2007 and 2009, he was the Human Resources Director for Pampa Energia, and from 2002 to 2007 he served as the Human Resources Director for EDS Argentina and Chile. As Globant’s Chief People Officer, he is responsible for overseeing the strategy for talent management and development, along with the creation of organizational capabilities and culture. Mr. Willi has a bachelor’s degree in political science from the Universidad de Buenos Aires and has completed post-graduate studies in management and human resources at Cornell University.

Gustavo Barreiro

Mr. Barreiro has been our Chief Information Officer since July 2012. From 2010 to July 2012, Mr. Barreiro served as our Executive Vice President, Delivery, managing our delivery partners, staffing, recruiting, project managers, and site managers. As Globant’s Chief Information Officer, Mr. Barreiro is responsible for our infrastructure team (IT operations and information security), enterprise applications, and IT services. He holds a bachelor’s degree in industrial engineering from the Universidad de Buenos Aires and a master’s degree in business administration from the Instituto para el Desarollo Empresario Argentino (IDEA).

Andrés Angelani

Mr. Angelani has been our Chief Solutions Officer since June 2012. Prior to joining Globant, Mr. Angelani was senior software architect at Electronic Data Systems, and a research & development director at Synthesis Information Technology, where he created suites of products for web, mobile, online communities and e-commerce. Since joining Globant in 2004, he has served in a number of capacities in several key areas of the company, leading our software and game development divisions. Prior to becoming our Chief Solutions Officer, Mr. Angelani was Senior Vice President in charge of engineering and consulting. As our Chief Solutions Officer, he is responsible to create high-value customer experiences through the development of our service practices, solutions and consulting engagements. Mr. Angelani holds a bachelor’s degree in business administration from Universidad de Belgrano.

Patricio Pablo Rojo

Mr. Rojo has been our General Counsel since May 2013. From 2002 to 2006 and from 2007 to 2013, he worked as a corporate and banking law associate at the law firm of Marval, O’Farrell & Mairal. Between 2006 and 2007, he was an International Associate at the New York office of Simpson Thacher & Bartlett LLP. Mr. Rojo has a law degree from the Pontificia Universidad Católica Argentina “Santa María de los Buenos Aires” and has completed post-graduate studies in law and economics at Torcuato Di Tella University.

Wanda Weigert

Ms. Weigert has been our Director of Communications and Marketing since 2011. From 2007 to 2011, she served as a communications manager. She joined Globant in 2005 and worked for two years in the Internet marketing department as a senior consultant. From 2002 to 2005, she worked at Jota Group, a publishing house where she was responsible for the development of corporate communications tools for different multinational customers. Ms. Weigert created and supervises Globant’s communications department. As our communications director, she coordinates Globant’s relationships with the press in Latin America, the United States and the United Kingdom. She is also responsible for developing both our internal and external communications strategies. Ms. Weigert holds a bachelor’s degree in social communications from Universidad Austral and she completed her post-graduate studies in marketing at the Pontificia Universidad Católica Argentina “Santa Maria de los Buenos Aires.”

Compensation

Compensation of Directors and Senior Management

The total fixed and variable remuneration of our directors and senior management for the years ended December 31, 2014, 2013 and 2012 amounted to $3.6 million, $4.2 million and $2.6 million, respectively.

We adopted an equity incentive plan in connection with the completion of our initial public offering.
See “— 2014 Equity Incentive Plan.” Under this new plan, we granted to members of our senior management and certain other employees options to purchase 589,000 common shares at an exercise price equal to the price per share to the public in the initial public offering. In addition, we replaced our existing variable compensation arrangements with a new short-term incentive plan providing for the payment of cash bonuses based on the achievement of financial and operating performance measures to be defined.

2014 Equity Incentive Plan

Our board of directors and shareholders approved and adopted our 2014 Equity Incentive Plan on July 3, 2014. The following description of the plan is qualified in its entirety by the full text of the plan, which has been filed with the SEC as an exhibit to the registration statement previously filed in connection with our initial public offering and incorporated by reference herein.

Purpose.  We believe that the plan will promote our long-term growth and profitability by (i) providing key people with incentives to improve shareholder value and to contribute to our growth and financial success through their future services, and (ii) enabling us to attract, retain and reward the best-available personnel.

Eligibility; Types of Awards.  Selected employees, officers, directors and other individuals providing bona fide services to us or any of our affiliates, are eligible for awards under the plan. The administrator of the plan may also grant awards to individuals in connection with hiring, recruiting or otherwise before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs services. The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, performance awards and other stock-based awards, or any combination of the foregoing.

Common Shares Subject to the Plan.  The number of common shares that we may issue with respect to awards granted under the plan will not exceed an aggregate of 1,666,667 common shares. This limit will be adjusted to reflect any stock dividends, split ups, recapitalizations, mergers, consolidations, share exchanges, and similar transactions. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of common shares, or is forfeited or otherwise terminated or canceled as to any common shares, the common shares subject to such award will thereafter be available for further awards under the plan. Common shares used to pay the exercise price of an award or tax obligations will not be available again for other awards under the plan.

Administration.  The plan is administered by our board of directors or a committee appointed by our board. The administrator has the full authority and discretion to administer the plan and to take any action that is necessary or advisable in connection with the administration of the plan, including without limitation the authority and discretion to interpret and construe any provision of the plan or any agreement or other documents relating to the plan. The administrator’s determinations will be final and conclusive.

Awards.  The plan provides for grants of stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, performance awards and other stock-based awards.

Stock Options.  The plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees or employees of our subsidiaries may receive incentive stock option awards. Options must have an exercise price that is at least equal to the fair market value of the underlying common shares on the date of grant and not lower than the par value of the underlying common shares. The option holder may pay the exercise price in cash or by check, by tendering common shares, by a combination of cash and common shares, or by any other means that the administrator approves. The options have a maximum term of ten years; however, the options will expire earlier if the optionee’s service relationship with the company terminates.

Stock Appreciation Rights.  The plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in common shares, or in a combination of both, having an aggregate value equal to the product of the excess of the fair market value on the exercise date of the underlying common shares over the base price of the common shares specified in the grant agreement, multiplied by the number of common shares specified in the award being exercised.

Stock Awards.  The plan allows the administrator to grant awards denominated in common shares or other securities, stock equivalent units or restricted stock units, securities or debentures convertible into common shares or any combination of the foregoing, to eligible participants. Awards denominated in stock equivalent units will be credited to a bookkeeping reserve account solely for accounting purposes. The awards may be paid in cash, in common shares or in a combination of common shares or other securities and cash.

Performance Awards.  The plan allows the administrator to grant performance awards including those intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code. The administrator may establish performance goals relating to any of the following, as it may apply to an individual, one or more business units, divisions or subsidiaries, or on a company-wide basis, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies: revenue; earnings before interest, taxes, depreciation and amortization (EBITDA); operating income; pre- or after-tax income; cash flow; cash flow per share; net earnings; earnings per share; price-to-earnings ratio; return on equity; return on invested capital; return on assets; growth in assets; share price performance; economic value added; total shareholder return; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; relative performance to a group of companies comparable to the company, and strategic business criteria consisting of one or more objectives based on the company’s meeting specified goals relating to revenue, market penetration, business expansion, costs or acquisitions or divestitures. Performance targets may include minimum, maximum, intermediate and target levels of performance, with the size of the performance-based stock award or the lapse of restrictions with respect thereto based on the level attained.

A performance target may be stated as an absolute value or as a value determined relative to prior performance, one or more indices, budget, one or more peer group companies, any other standard selected by the administrator, or any combination thereof. The administrator shall be authorized to make adjustments in the method of calculating attainment of performance measures and performance targets in recognition of: (A) extraordinary or non-recurring items; (B) changes in tax laws; (C) changes in accounting policies; (D) charges related to restructured or discontinued operations; (E) restatement of prior period financial results; and (F) any other unusual, non-recurring gain or loss that is separately identified and quantified in our financial statements. Notwithstanding the foregoing, the administrator may, in its sole discretion, modify the performance results upon which awards are based under the plan to offset any unintended results arising from events not anticipated when the performance measures and performance targets were established.

Change in Control.  In the event of any transaction resulting in a “change in control” of Globant S.A. (as defined in the plan), outstanding stock options and other awards that are payable in or convertible into our common shares will terminate upon the effective time of the change in control unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination, the holders of stock options and other awards under the plan will be permitted immediately before the change in control to exercise or convert all portions of such stock options or awards that are exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control.

Amendment and Termination.  No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan. Our board of directors may amend or terminate the plan at any time. Shareholder approval is required to reprice underwater options.

Corporate Governance Practices

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home-country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

Notwithstanding the home-country practices exemption available under the NYSE Listed Company Manual for foreign private issuers, we intend to comply with the corporate governance listing standards of the NYSE that would apply if we were a domestic issuer.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;
•	oversees our auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;
•	reviews and approves the planned scope of our annual audit;
•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;
•	reviews our financial statements and discusses with management and our independent auditors the results of the annual audit and the review of our quarterly financial statements;
•	reviews our critical accounting policies and estimates;
•	oversees the adequacy of our accounting and financial controls;
•	annually reviews the audit committee charter and the committee’s performance;
•	reviews and approves all related-party transactions; and
•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Mott, Odeen and Vázquez, with Mr. Vázquez serving as the chairman of our audit committee and our audit committee financial expert as currently defined under applicable SEC rules. Each of Messrs. Vázquez, Mott and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE and under Rule 10A-3 under the Exchange Act.

On May 13, 2014, our board of directors adopted a written charter for our audit committee, which is available on our website at www.globant.com.

Compensation Committee

Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our common shares option and benefit plans and reviews general policy relating to compensation and benefits. Duties of our compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our directors, chief executive officer and other members of senior management;
•	evaluating the performance of the chief executive officer and other members of senior management in light of those goals and objectives;
•	based on this evaluation, determining and approving the Chief Executive Officer’s compensation and recommending to our board of directors the proposed compensation of our other members of senior management;
•	administering the issuance of common shares options and other awards to members of senior management and directors under our compensation plans; and
•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Mssrs. Álvarez-Demalde, Odeen and Galperin, with Mr. Álvarez-Demalde serving as chairman. Each of Messrs. Álvarez-Demalde, Odeen and Galperin satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

Effective as of July 23, 2014, our board of directors adopted a written charter for our compensation committee, which is available on our website at www.globant.com.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee identifies individuals qualified to become directors; recommends to our board of directors director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee.

The current members of our nominating and corporate governance committee are Mssrs. Galperin, Odeen and Vazquez, with Mr. Vazquez serving as chairman. Each of Messrs. Galperin, Vazquez and Odeen satisfies the “independence” requirements within the meaning of Section 303A of the corporate governance rules of the NYSE.

Effective as of July 23, 2014, our board of directors adopted a written charter for our nominating and corporate governance committee, which is available on our website at www.globant.com.

Code of Business Conduct and Ethics

Effective as of July 23, 2014 we adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our website at www.globant.com. Any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Except as noted below, prior to this offering, members of our board of directors have not received cash compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of our board of directors or any committees thereof. Members of our senior management who are members of our board of directors (Messrs. Migoya, Umaran and Englebienne) have received and will continue receiving cash compensation for their services as executive officers. See “Compensation — Compensation of Directors and Senior Management.” Riverwood Capital, of which Mr. Álvarez-Demalde is a partner, has received fees from us, as well as reimbursement of reasonable out-of-pocket expenses incurred by it, pursuant to a services agreement. See “Related Party Transactions — Riverwood Advisory Services Agreement.”

Except as noted in the previous paragraph with respect to Riverwood Capital, we did not pay any cash or equity compensation to members of our board of directors during fiscal year 2011 because all of our directors were either employees of our company or affiliated with our principal shareholders, Riverwood Capital and FTV Capital. In 2012, we paid director fees of $33,330 to Mr. Vazquez for the period from May to December 2012. In 2013, we paid an aggregate of $62,500 in director fees to certain members of our board of directors who are considered independent.

In 2014, we paid an aggregate of $60,000 in director fees to certain members of our board of directors who are considered independent.

Members of our senior management who are members of our board of directors and the directors who continue to provide services to, or are affiliated with, Riverwood Capital, WPP and FTV Capital, will not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Migoya, Umaran, Englebienne, Álvarez-Demalde, Moore and Bernstein will not receive compensation from us for their service on our board of directors. Only those directors (other than Messrs. Álvarez-Demalde and Bernstein) who are considered independent directors under the corporate governance rules of the NYSE will be eligible, subject to our shareholders’ approval, to receive compensation from us for their service on our board of directors. Messrs. Galperin, Odeen and Vázquez and other independent directors (other than Messrs. Álvarez-Demalde and Bernstein) will be paid quarterly in arrears the following amounts:

•	a base annual retainer of $50,000 in cash;
•	an additional annual retainer of $10,000 in cash to the chairman of the audit committee; and
•	an additional annual retainer of $5,000 in cash to each of the chairmen of the compensation committee and the nominating and corporate governance committee.

Upon their initial election to our board of directors, Messrs. Galperin and Mott were granted an option to purchase up to 22,170 of our common shares. We reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Benefits upon Termination of Employment

Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of service. On December 27, 2012, we entered into noncompetition agreements with our founders. Under such agreements, the founders agreed that during their employment with our company, and for a period of two years from the termination of such employment, they will not directly or indirectly perform any kind of activity or provide any service in other companies that provide the same kinds of services as those provided by us. In consideration of these noncompetition covenants, the founders will receive compensation equal to 24 times the highest monthly salary paid to them during the 12-month period immediately preceding the date of termination of their employment. This compensation will be paid in two equal installments.

Board of Advisors

Our Board of Advisors advises us regarding market trends and technologies. It is composed of recognized industry executives, none of whom are employed by us. Our management interacts with members of the Board of Advisors from time to time on matters related to:

•	An outside perspective on the business;
•	Guidance on new ideas and opportunities;
•	Strategic planning assistance and input;
•	Networking; and
•	Anticipation on market changes and trends.

Our Board of Advisors does not have voting or observatory powers on, or over, our board of directors or management. There are no formalized Board of Advisor meetings, we do not compensate members of the Board of Advisors, and they have no other special powers or functions with respect to our company. The current members of our Board of Advisors are listed below.

Martin Sorrell

Sir Martin Sorrel is CEO at WPP plc. He joined WPP plc in 1986 as a director, becoming Group Chief Executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Reid Hoffman

Mr. Hoffman is a Partner at Greylock and Executive Chairman at LinkedIn, the company he co-founded in 2003. Reid currently serves on the board of directors of Airbnb, Edmodo, Mozilla (Firefox), Shopkick, Swipely and Zynga. He has co-led investments in Coupons.com, Groupon and Viki.

Nick Beim

Mr. Beim is a Partner at Venrock. He was a General Partner at Matrix Partners. Prior to joining Matrix Partners, Mr. Beim advised and worked with internet, media, and software companies on strategic, operational and financial issues in the high technology investment banking group at Goldman, Sachs & Co. and the technology and media group at McKinsey & Co., where he worked with internet, media and software companies on a variety of strategic, financial and operational issues.

Andrew McLaughlin

Mr. McLaughlin is Chief Executive Officer at Digg and SVP at Betaworks. Prior to that, he was Vice President at Tumblr. From 2009 to 2011, Mr. McLaughlin served as a member of President Obama's senior White House staff as Deputy Chief Technology Officer of the United States. Mr. McLaughlin was also Director of Global Public Policy at Google.

Sal Giambanco

Mr. Giambanco leads the human capital and operations functions of Omidyar Network. From 2000 to 2009, he served as the Vice President of human resources and administration for PayPal and eBay Inc. Prior to joining PayPal, Mr. Giambanco worked for KPMG as the national recruiting manager for the information, communications, high-tech, and entertainment consulting practices, while also leading KPMG’s collegiate and MBA recruiting programs.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common shares as of May 31, 2015, by:

•	each of our directors and members of senior management individually;
•	all directors and members of senior management as a group;
•	each shareholder whom we know to own beneficially more than 5% of our common shares; and
•	all selling shareholders.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of May 31, 2015 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. Immediately prior to this offering, we had 113 holders of record in the United States with approximately 64.13% of our issued and outstanding common shares.

	Common Shares Beneficially Owned Prior to this Offering		Number of Common Shares Offered	Common Shares Beneficially Owned After this Offering(1)
	Number	Percent		Number	Percent
Directors and members of Senior Management:
Francisco Álvarez-Demalde(2)	—	*	—	—		*
Bradford Eric Bernstein(3)	—	*	—	—		*
Mario Eduardo Vazquez(4)	22,170	*	—	22,170		*
Philip A. Odeen(5)	22,170	*	—	22,170		*
David J. Moore	—	*	—	—		*
Marcos Galperin(6)	13,302	*	—	13,302		*
Timothy Mott(7)	13,302	*	—	13,302		*
Martín Migoya(8)	531,321	1.56%
Martín Gonzalo Umaran(9)	672,785	1.98%
Guibert Andrés Englebienne(10)	541,759	1.60%
Nestor Nocetti(11)	607,342	1.79%
Gustavo Barreiro(12)	87,373	*	—	87,373		*
Guillermo Marsicovetere(13)	127,632	*	—	127,632		*
Alejandro Scannapieco(14)	105,039	*	—	105,039		*
Wanda Weigert(15)	12,444	*	—	12,444		*
Guillermo Willi(16)	101,560	*	—	101,560		*
Andres Angelani(17)	92,859	*	—	92,859		*
Patricio Pablo Rojo(18)	33,125	*	—	33,125		*
Natalia Kanefsck(19)	7,068	*	—	7,068		*
All executive officers and directors as a group	2,991,251	6.93%
5% or More Shareholders:
Riverwood Capital LLC(20)	3,785,707	11.15%
FTV Partnerships(21)	3,421,733	10.08%
Riverwood Partnerships(22)	1,735,393	5.11%
WPP Luxembourg Gamma Three S.à.r.l.(23)	6,687,548	19.69%	—	6,687,548	19.69%

	Common Shares Beneficially Owned Prior to this Offering		Number of Common Shares Offered	Common Shares Beneficially Owned After this Offering(1)
	Number	Percent		Number	Percent
Certain Other Selling Shareholders:
Gudmy S.A.(24)	567,500	1.67%
Certain Other Shareholders:
Kajur International S.A.(25)	798,833	2.35%	—	798,833	2.35%
Etmyl S.A.(26)	775,833	2.28%	—	775,833	2.28%
Fudmy Corporation S.A.(27)	704,000	2.07%	—	704,000	2.07%

*	* Less than 1%.
(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(2)	Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P., which, in turn, is the general partner of each of Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., and Riverwood Capital Partners (Parallel-B) L.P. (collectively, the “Riverwood Partnerships”). Ironwood Management, LLC (“Ironwood”) provides management services to Riverwood Capital LLC. Riverwood Strategic Partners, LLC (“Riverwood Strategic Partners”), for which Ironwood serves as manager, is a member of Riverwood Capital LLC but holds no units and has no capital commitment. Francisco Álvarez-Demalde is a shareholder of Riverwood Capital GP Ltd., a limited partner of Riverwood Capital L.P, a Managing Director of Ironwood, and a member of Riverwood Capital LLC and Riverwood Strategic Partners, and has shared voting and dispositive power together with the natural persons identified in note 22 below with respect to the common shares owned by the Riverwood Partnerships. Riverwood Capital LLC’s address is 70 Willow Road, Suite 100, Menlo Park, CA 94025.
(3)	Consists of the common shares listed in note 21 below which are held of record by FTVentures III, L.P. and FTVentures III-N, L.P. (together, the “FTV Partnerships”). FTVentures Management III, LLC is the general partner of each of the FTV Partnerships. Bradford Bernstein is a managing member of FTVentures Management III, LLC and has shared voting and dispositive power with respect to such common shares with the natural persons identified in note 21 below.
(4)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 22,170 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 22,170 common shares issuable upon exercise of vested options.
(5)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 22,170 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 22,170 common shares issuable upon exercise of vested options.
(6)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 13,302 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 13,302 common shares issuable upon exercise of vested options.
(7)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 13,302 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 13,302 common shares issuable upon exercise of vested options.
(8)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include (A) 21,937 common shares issuable upon exercise of vested options; and (B) 307,665 common shares held by a revocable trust formed under New Zealand law (the “Revocable Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Migoya Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(9)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include (A) 9,375 common shares issuable upon exercise of vested options; and (B) 402,990 common shares held by a revocable trust formed under New Zealand law (the “Revocable Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Umaran Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(10)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include (A) 9,375 common shares issuable upon the exercise of vested options; and (B)307,665 common shares held by a revocable trust formed under New Zealand law (the “Revocable Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Englebienne Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(11)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include (A) 3,125 common shares issuable upon the exercise of vested options; and (B) 349,332 common shares held by a revocable trust formed under New Zealand law (the “Revocable Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti, his wife and certain charitable organizations. Subsequently, the trust transferred its Revocable Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(12)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 2,812 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 2,812 common shares issuable upon exercise of vested options.
(13)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 8,333 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 8,333 common shares issuable upon exercise of vested options.
(14)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 4,167 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 4,167 common shares issuable upon exercise of vested options.
(15)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 2,500 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 2,500 common shares issuable upon exercise of vested options.
(16)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 91,826 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 91,826 common shares issuable upon exercise of vested options.
(17)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 92,859 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 92,859 common shares issuable upon exercise of vested options.
(18)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” include 18,125 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” include 18,125 common shares issuable upon exercise of vested options.
(19)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 7,068 common shares issuable upon exercise of vested options. The amounts listed under “Common Shares Beneficially Owned After this Offering” represent 7,068 common shares issuable upon exercise of vested options.
(20)	Ironwood provides management services to Riverwood Capital LLC. Riverwood Strategic Partners, LLC, for which Ironwood serves as manager, is a member of Riverwood Capital LLC but holds no units and no capital commitment. Michael Marks, Chris Varelas and Tom Smach, as the owners of Ironwood, exercise the voting and dispositive power over the common shares held by Riverwood Capital LLC.
(21)	FTVentures Management III, LLC is the general partner of each of the FTV Partnerships. The FTV Partnerships share the voting and dispositive power over the common shares held by them. Bradford Bernstein, Eric Byunn, Benjamin Cukier, Richard Garman, James Hale, David Haynes, Robert Huret and Christopher Winship, as the managing members of FTVentures Management III, LLC, have voting and dispositive power with respect to these shares.
(22)	Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P., which, in turn, is the general partner of the Riverwood Partnerships. Michael Marks, Chris Varelas and Tom Smach, as the directors of, and Nicholas Brathwaite, Francisco Álvarez-Demalde and Jeff Parks, as the managing directors of Riverwood Capital GP Ltd., exercise the voting and dispositive power over the 1,735,393 common shares held by the Riverwood Partnerships.
(23)	The ultimate parent of WPP Luxembourg Gamma Three S.a r.l. is WPP plc, a company incorporated in Jersey. Paul W.G. Richardson, Group Finance Director of WPP plc, holds voting and dispositive power over the common shares indirectly held by WPP plc.
(24)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” represent 567,500 common shares held by an irrevocable trust formed under New Zealand law (the “Umaran Trust Shares”) formed by Mr. Umaran that was established for the benefit of Mr. Umaran’s children and certain charitable organizations. Subsequently, the trust transferred its Umaran Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(25)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” and “Common Shares Beneficially Owned After this Offering” represent 798,833 common shares held by an irrevocable trust formed under New Zealand law (the “Migoya Trust Shares”) formed by Mr. Migoya that was established for the benefit of Mr. Migoya’s children and certain charitable organizations. Subsequently, the trust transferred its Migoya Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(26)	The amounts listed under “Common Shares Beneficially Owned Prior to this Offering” and “Common Shares Beneficially Owned After this Offering” represent 775,833 common shares held by an irrevocable trust formed under New Zealand law (the “Englebienne Trust Shares”) formed by Mr. Englebienne that was established for the benefit of Mr. Englebienne’s children and certain charitable organizations. Subsequently, the trust transferred its Englebienne Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.
(27)	The amounts listed under “Common Shares Beneficially Owned Prior to Offering” and “Common Shares Beneficially Owned After this Offering” represent 704,000 common shares held by an irrevocable trust formed under New Zealand law (the “Nocetti Trust Shares”) formed by Mr. Nocetti that was established for the benefit of Mr. Nocetti’s children and certain charitable organizations. Subsequently, the trust transferred its Nocetti Trust Shares to a Uruguayan company wholly owned by the trust. New Zealand Trust Corporation Limited acts as the independent trustee of the trust. Marcelo Cabrera Errandonea is the sole director of the Uruguayan company and holds voting and dispositive power over the common shares held by such company.

RELATED PARTY TRANSACTIONS

Private Placements

July 2007 Financing

On July 4, 2007, our predecessor IT Outsourcing, S.L. issued and sold an aggregate of 83,122 participation units in a private placement to Bigwood Capital, LLC, an affiliate of Riverwood Capital Management, at a price per unit of $36.12 for total consideration of $3.0 million. On July 20, 2007, in connection with the private placement, Bigwood Capital purchased an aggregate of 133,090 participation units from Messrs. Migoya, Umaran, Englebienne and Nocetti, Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $4.8 million.

November 2008 Financing

On November 12, 2008, IT Outsourcing, S.L. issued and sold an aggregate of 83,633 participation units in a private placement to Riverwood Capital, LLC (the successor to Bigwood Capital, LLC), at a price per unit of $55.44 for total consideration of $4,636,604. Concurrently with the private placement, Riverwood Capital purchased an aggregate of 150,855 participation units from Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $8,363,401.

FTVentures III, L.P. and FTVentures III-N, L.P., affiliates of FTV Capital, participated as co-investors in Riverwood Capital, LLC’s purchase of 234,488 participation units from IT Outsourcing, S.L., and those selling unitholders in the November 2008 transactions. Pursuant to their co-investment, FTVentures III, L.P. and FTVentures III-N, L.P. acquired a beneficial ownership interest in 180,375 of those participation units.

February 2011 Financing

On February 23, 2011, IT Outsourcing, S.L. issued and sold an aggregate of 76,923 participation units in a private placement to RW Holdings S.à. r.l., an affiliate of Riverwood Capital Management, and ITO Holdings S.à. r.l., an affiliate of FTV Capital, at a price per unit of $78.00 for total consideration of $5.8 million net of expenses. Concurrently with the private placement, RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. purchased an aggregate of 115,385 participation units from Messrs. Migoya, Umaran, Englebienne and Nocetti, Paldwick S.A. and other selling unitholders at the same price per unit for total consideration of $9.0 million, with RW Holdings S.à. r.l. receiving 76,920 common shares for $5.8 million net of expenses and ITO Holdings S.à. r.l. receiving 38,462 common shares for $3.0 million.

January 2012 Financing

On January 18, 2012, IT Outsourcing, S.L. issued and sold an aggregate of 10,685 participation units, plus an option to purchase an additional 3,417 participation units, in a private placement to Endeavor Global, Inc. at a price per unit of $187.20 for total consideration of $2.0 million.

WPP Investment in Globant

On December 27, 2012, WPP plc, through its subsidiary WPP purchased 5,458,149 of our shares, from our existing shareholders on a pro rata basis to their existing ownership, at a purchase price per share of $12.2210, for aggregate consideration of $66.7 million. Additionally, on January 15, 2013, WPP subscribed for an additional 527,638 of our shares from us for total consideration of $6.5 million, which was used to retire 20% of the existing options to acquire our shares held by certain of our employees and Endeavor Global, Inc. As a result of these two transactions, WPP owns a total of 5,985,788 shares, representing 20% of our share capital on a fully diluted basis.

The parties also agreed that, upon consummation of an initial public offering at any time prior to June 27, 2014, if the initial public offering price was lower than 125% of the per share purchase price paid by WPP (as may be adjusted by applicable anti-dilution rights), then the selling shareholders would transfer to WPP a number of additional Globant shares so as to provide to it an effective entry price per share equal to an amount no greater than 80% of the initial public offering price. If, however, the initial public offering price was higher than 125% of the per share purchase price paid by WPP (as the same may be adjusted by applicable anti-dilution rights), then WPP would deliver to the selling shareholders a number of shares so that its effective entry price per share is an amount not less than 80% of the initial public offering price. Given that our initial public offerring was consummated on July 23, 2014, no additional transfer of shares took place between WPP and the selling shareholders. In connection with the transaction, WPP acquired certain anti-dilution rights, rights of co-sale, a right of first offer upon a change of control, drag-along rights on substantially the same terms that apply to our other shareholders and the right to designate one of our directors and an observer to our board of directors, each of which rights terminated upon effectiveness of the registration statement relating to our initial public offering.

The stock purchase and subscription agreement related to this transaction contains representations and warranties by the selling shareholders and by us that will survive for thirty months, except for certain fundamental representations and warranties that survive until the expiration of the applicable statute of limitations. We have agreed to indemnify WPP for breaches of our representations and warranties. In addition, the selling shareholders have agreed to indemnify WPP for breaches of their and certain of our representations and warranties. Our indemnification liability for any breach of our representation and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply). The indemnification liability of the selling shareholders for any breach of their or our representations and warranties shall not exceed in the aggregate $20 million (except for certain fundamental representations and warranties as to which the limit is $30 million and certain unknown contingency obligations as to which the limit is $15 million, or in the event of fraud in which case no limit will apply).

WPP plc and its subsidiaries comprise one of the largest marketing communications services businesses in the world. The ordinary shares of WPP plc are traded in the United States on the Nasdaq Global Select Market in the form of American Depositary Shares, which are evidenced by American Depositary Receipts. Globant has performed services for a number of WPP companies including JWT, Young & Rubicam, Grey, GroupM, and Kantar, among others.

WPP’s investment in us reinforces our position as a new-breed of technology services provider and is expected to enable us to extend the range of clients served.

Riverwood and FTV Voting Agreement

The Riverwood- and FTV-affiliated investors in our company were parties to a Voting Agreement dated as of February 23, 2011 (the “Voting Agreement”). Under the Voting Agreement, as long as the FTV-affiliated investors owned at least 5% of our outstanding equity, the Riverwood-affiliated investors agreed not to consent to any of the following actions without obtaining the FTV-affiliated investors’ consent: (i) an amendment to our organizational documents; (ii) a capital increase, equity conversion, reclassification or other similar transaction pursuant to which the securities to be issued grant the holder thereof a dividend, liquidation or redemption preference ranking senior or equal to any preferences granted to the FTV-affiliated investors; (iii) any voluntary capital redemption; or (iv) the incurrence of indebtedness by us or any of our subsidiaries in excess of the greater of (i) $5,000,000, and (ii) the maximum amount of indebtedness that would cause the ratio of our total net debt to earnings before interest, taxes, depreciation and amortization to exceed 1.5:1.0 for the last four fiscal quarters.

On December 10, 2012, the parties to the Voting Agreement entered into a substantially similar new Voting Agreement with respect to their common shares in Globant.

We have been advised that the Riverwood- and FTV-affiliated investors terminated the Voting Agreements in its entirety effective upon the closing of our initial public offering.

Riverwood Advisory Services Agreement

On November 14, 2008, IT Outsourcing, S.L. entered into an agreement with Riverwood Capital LLC for the provision of management and consulting services to it and its subsidiaries, under which IT Outsourcing, S.L. agreed to pay the advisor an annual fee of $100,000 for five years. The advisory fee that accrued in favor of Riverwood Capital was $0.1 million in 2012 and $0.1 million in 2011 and in each case was payable the following year. On December 10, 2012, we assumed the obligations of IT Outsourcing, S.L. under the advisory services agreement. On June 10, 2014, we and Riverwood Capital confirmed the termination of our fee obligations under the advisory services agreement.

Registration Rights Agreement

On July 23, 2014, we entered into a registration rights agreement with Messrs. Migoya, Umaran, Englebienne and Nocetti (collectively, the “Founders”), Kajur International S.A. (“Kajur”), Mifery S.A. (“Mifery”), Gudmy S.A. (“Gudmy”), Noltur S.A. (“Noltur”), Etmyl S.A. (“Etmyl”), Ewerzy S.A. (“Ewerzy”), Fudmy Corporation S.A. (“Fudmy”), Gylcer International S.A. (together with Kajur, Mifery, Gudmy, Noltur, Etmyl, Ewerzy and Fudmy, the “Uruguayan Entities”), Paldwick S.A., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P. and Riverwood Capital Partners (Parallel-A) (collectively, the “Riverwood Entities”) and the FTV Partnerships and WPP (collectively, the “Registration Rights Holders”) and Endeavor Global, Inc. and Endeavor Catalyst Inc. The registration rights agreement replaced the registration rights granted under the Shareholders Agreement and WPP’s joinder agreement. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by the Registration Rights Holders other than underwriting fees, discounts and selling commissions. Additionally, under the registration rights agreement we may not grant superior registration rights to any other person without the consent of the Registration Rights Holders. The registration rights agreement contains customary indemnification provisions.

Demand Registration Rights

Under the registration rights agreement each of (i) the Riverwood Entities (acting as a group), (ii) the FTV Partnerships (acting as a group), (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) and any two of (i) the Riverwood Entities, (ii) the FTV Partnerships, (iii) WPP and (iv) the Founders and the Uruguayan Entities (acting as a group) may require us to effect a registration under the Securities Act for the sale of their common shares of our company. We are therefore obliged to effect up to five such demand registrations in total with respect to the common shares owned by such shareholders. However, we are not obliged to effect any such registration when (1) the request for registration does not cover that number of common shares with an anticipated gross offering price of at least $10.0 million, or (2) the amount of common shares to be sold in such registration represents more than 15% of our share capital. If we have been advised by legal counsel that such registration would require a special audit or the disclosure of a material impending transaction or other matter and our board of directors determines reasonably and in good faith that such disclosure would have a material adverse effect on us, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. We will not be required to effect a demand registration if we intend to effect a primary registration of our securities within 60 days of receiving notice of a demand registration, provided that we file such intended registration statement within the 60-day period. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 120 days following the completion of, a primary registered offering of our securities, except if any of the Registration Rights Holders had requested “piggyback” registration rights in connection with such offering. In any such demand registration, the managing underwriter will be selected by the majority of the shareholders exercising the demand.

Shelf Registration Rights

We will use commercially reasonable efforts to qualify and remain qualified to register securities pursuant to Form F-3, and each Registration Rights Holder may make one written request that we register the offer and sale of their common shares on a shelf registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers at least that number of common shares with an anticipated aggregate offering sale of at least $5,000,000.

Piggyback Registration Rights

If we propose to register for sale to the public any of our securities, in connection with the public offering of such securities, the Registration Rights Holders will be entitled to certain “piggyback” registration rights in connection with such public offering, allowing them to include their common shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company equity incentive plan and (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions or in other instances where a form is not available for registering securities for sale to the public, the Registration Rights Holders will be entitled to written notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include their common shares in the registration.

Termination

As to each party to the Registration Rights Agreement, the rights of such party thereunder terminate upon the earlier to occur of the fifth anniversary of the date of the agreement or the date upon which the percentage of our total outstanding common shares held by such party ceases to be at least one percent.

Tag-Along Agreement

On July 23, 2014, the Founders, the Uruguayan Entities, Paldwick S.A., the Riverwood Entities, the FTV Partnerships, Endeavor Global, Inc. and Endeavor Catalyst Inc. (collectively, the “Selling Shareholders”) entered into a tag-along agreement pursuant to which if, during a period of four years as from the date this registration statement was declared effective by the U.S. Securities and Exchange Commission, any of the Selling Shareholders proposes to make a transfer of our shares to any other Selling Shareholder or WPP, each of (i) the Founders and the Uruguayan Entities (individually and/or acting as a group), (ii) the RW Entities (individually and/or acting as a group), (iii) the FTV Partnerships (individually and/or acting as a group), and (v) Endeavor, shall have the right to participate in such sale with respect to any shares held by them on a pro rata basis, and on the same terms and conditions and the same total consideration, as those offered to the corresponding Selling Shareholder in the applicable transfer.

Equityholders Additional Agreement

On May 7, 2012, IT Outsourcing, S.L. entered into the Equityholders Additional Agreement with the founders, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and Endeavor Global, Inc. (the “Equityholders Additional Agreement”). Under the Equityholders Additional Agreement, among other things, we have agreed to provide to any of the parties (and any direct or indirect equityholder directly or indirectly affiliated with a party) that makes a “gain recognition election” under U.S. Treasury Regulation Section 1.367(a)-8T with respect to our conversion to a sociedad anónima or the reorganization of any interest in us owned by an equityholder directly or indirectly affiliated with a party an annual certification that a triggering event has or has not occurred for purposes of such election. “Triggering event” is defined to include, without limitation, a transfer of all or a portion of the stock of a company or corporation owned by us at the time of such conversion, or the disposition of substantially all of the assets of any such company or corporation, subject to certain exceptions that generally apply to transfers that are tax-free under U.S. income tax rules. We are required to make this certification for each fiscal year ending on or before the close of the fifth fiscal year after the end of the fiscal year in which the conversion or reorganization occurs.

In addition, until the close of the fifth fiscal year after the end of the fiscal year in which the conversion or reorganization occurs, with respect to a party or any direct or indirect equityholder directly or indirectly affiliated with a party that has made a gain recognition election as described above, we agreed that we would not sell, exchange or otherwise dispose of any of the stock, or of substantially all the assets, of any subsidiary that is treated as a foreign corporation for U.S. federal income tax purposes as of the date of our conversion to a sociedad anónima, unless we receive either an (i) approval from that equityholder, or (ii) an opinion of U.S. tax counsel reasonably satisfactory to that direct or indirect equityholder, to the effect that the disposition will not be a triggering event for purposes of the gain recognition election.

On December 10, 2012, in connection with the holding company reorganization completed on that date as described above under “Summary — Organizational Structure,” we entered into a Shareholders Additional Agreement with the parties to the Equityholders Additional Agreement. The Shareholders Additional Agreement contains substantially the same provisions as the Equityholders Additional Agreement, making those provisions applicable to us as though we had been a party to the Equityholders Additional Agreement when it was entered into.

Noncompetition Agreements

On December 27, 2012, we entered into noncompetition agreements with our founders. Under such agreements, the founders agreed that during their period of service to our company, and for a period of two years from the termination of such service, they will not directly or indirectly perform any kind of activity or provide any service in other companies that provide the same kinds of services as those provided by us. In consideration of these noncompetition covenants, the founders will receive compensation equal to 24 times the highest monthly compensation paid to them during the 12-month period immediately preceding the date of termination of their service to us. This compensation will be paid in two equal installments.

Other Related-Party Transactions

Until December 21, 2012, we purchased services related to travel and lodging from Globers S.A., an entity that was acquired by us on December 21, 2012. Prior to that date, Globers S.A. was 100% owned by Messrs. Migoya, Nocetti, Umaran and Englebienne, each of whom is a member of our senior management team. The total amount incurred for services purchased from Globers S.A. during the years ended December 31, 2012 and 2011 was $4.3 million and $2.1 million, respectively. With effect from the date of our acquisition of Globers S.A., the related-party nature of such purchases of services has been eliminated, and revenues and expenses from such transactions are eliminated in consolidation.

During 2012, our predecessor, Globant Spain, paid a total of $0.2 million of expenses on behalf of certain of its shareholders, which are recorded in other receivables as of December 31, 2013.

For a summary of our revenue and expenses and receivables and payables with related parties, please see note 21 to our audited consolidated financial statements and note 18 to our unaudited condensed interim consolidated financial statements.

Procedures for Related Party Transactions

On July 23, 2014, we adopted a written code of business conduct and ethics for our company, which is publicly available on our website at www.globant.com. The code of conduct and ethics was not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then will review and summarize the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF COMMON SHARES

The following is a summary of some of the terms of our common shares, based on our articles of association.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Luxembourg law, including Luxembourg Corporate Law. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.

General

We are a Luxembourg joint stock company (société anonyme) and our legal name is “Globant S.A.” We were incorporated on December 10, 2012.

We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) under number B 173 727 and have our registered office at 5 rue Guillaume Kroll, L-1882, Grand Duchy of Luxembourg.

Share Capital

Our issued share capital is $41,045,575.20, represented by 34,204,646 common shares with a nominal value of $1.20 each, of which 197,766 are treasury shares held by us.

We have an authorized share capital, excluding the issued share capital, of $5,023,620 consisting of 4,186,350 common shares with a nominal value of $1.20 each.

Our shareholders’ meeting has authorized our board of directors to issue common shares within the limits of the authorized share capital at such time and such terms as our board of directors may decide during a period ending on the fifth anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on May 4, 2015, which publication did not occur yet, and which period may be renewed. Accordingly, our board of directors may issue up to 4,186,350 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. Under Luxembourg law, our shareholders have no obligation to provide further capital to us.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, waived and suppressed, and have authorized our board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided by law to the extent our board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of our authorized unissued share capital. Such common shares may be issued above, at or below market value as well as above, at or below nominal value by way of incorporation of available reserves (including premium).

Form and Transfer of Common Shares

Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of common shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the register of shares, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of common shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if such depositor held the common shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. However, we will make dividend payments (if any) and any other payments in cash, common shares or other securities (if any) only to the depositary recorded in the register or in accordance with its instructions.

Issuance of Common Shares

Pursuant to Luxembourg Corporate Law, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. However, the general meeting may approve an authorized share capital and authorize our board of directors to issue common shares up to the maximum amount of such authorized unissued share capital for a period ending five years from the date of publication in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend or renew such authorized share capital and such authorization of our board of directors to issue common shares.

We have an authorized share capital, excluding the issued share capital, of $5,023,620 and our board of directors is authorized to issue up to 4,186,350 common shares (subject to stock splits, consolidation of common shares or like transactions) with a nominal value of $1.20 per common share.

Our articles provide that no fractional shares shall be issued or exist.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors in the context of the authorized unissued share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata pre-emptive right to subscribe for any new common shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on May 4, 2015 (which publication did not occur yet), in the event of an increase of the issued share capital by our board of directors within the limits of the authorized unissued share capital.

Repurchase of Common Shares

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:

•	the repurchase complies with the principle of equal treatment of all shareholders;
•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per common share;
•	the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and
•	only fully paid-up common shares are repurchased.

No prior authorization by our shareholders is required for us to repurchase our own common shares if:

•	we are in imminent and severe danger, in which case our board of directors must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or
•	the common shares are repurchased by us or by a person acting for our account in view of a distribution of the common shares to our employees.

On June 18, 2014, the general meeting of shareholders according to the conditions set forth in article 49.2 of Luxembourg Corporate Law granted our board of directors the authorization to repurchase up to a maximum number of shares representing 20% of the issued share capital immediately after the closing of our initial public offering for a net purchase price being (i) no less than 50% of the lowest stock price and (ii) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by our board of directors, over the ten trading days preceding the date of the purchase (or the date of the commitment to the transaction). The authorization is valid for a period ending five years from the date of the general meeting or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, our board of directors is authorized to acquire and sell our common shares under the conditions set forth in the minutes of such general meeting of shareholders. Such purchases and sales may be carried out for any purpose authorized by the general meeting of Globant S.A.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced by a resolution adopted by the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

General Meeting of Shareholders

Any regularly constituted general meeting of our shareholders represents the entire body of shareholders.

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our board of directors shall adopt as it deems fit all other regulations and rules concerning the attendance to the general meeting.

Our articles of association provide that our board of directors may determine a date and time preceding the general meeting of shareholders (the “Record Date”), which may not be less than five days before the date of a general meeting. Any shareholder who wishes to attend the general meeting must inform us of his intent to so attend no later than three business days prior to the date of the general meeting, in a manner to be determined by our board of directors in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or with a depositary, or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date and that such common shares are blocked until the closing of the general meeting to which it relates. The certificate should be submitted to us at our registered office no later than three business days prior to the date of such general meeting. In the event that the shareholder votes by means of a proxy, the proxy must be deposited at our registered office at the same time or with any of our agents duly authorized to receive such proxies. Our board of directors may set a shorter period for the submission of the certificate or the proxy.

A shareholder may act at any general meeting of shareholders by appointing in writing another person (who need not be a shareholder) as his proxy by a signed document transmitted by mail, fax or other means authorized by our board of directors. Any shareholder may vote at a general meeting of shareholders by using our voting forms. Our articles of association provide that we will only take into account voting forms received no later than three business days prior to the date of the general meeting. Our board of directors may set a shorter period for the submission of the proxy.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and Luxembourg Corporate Law. Such law provides inter alia that convening notices for every general meeting shall contain the agenda of the meeting and shall take the form of announcements published twice, with a minimum interval of eight days between publication and at least eight days before the meeting, in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) and in a Luxembourg newspaper. Notices by mail shall also be sent eight days before the meeting to registered shareholders but no proof need be given that this formality has been complied with. Where all the common shares are in registered form, the convening notices may be made only by registered letters.

In case an extraordinary general meeting of shareholders is convened to enact an extraordinary resolution (see below under “— Voting Rights” for further background information) and if such meeting is not quorate and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of fifteen days between publication and at least fifteen days before the meeting, in the Luxembourg Official Gazette (Mémorial C Recueil des Sociétés et Associations) and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to our articles of association, if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

Our annual general meeting is held in Luxembourg, at the registered office of the company or such other place as specified in the convening notice of the meeting on the third Friday of April of each year at 11:00 AM local time. If that day is a legal holiday in Luxembourg, the meeting will be held on the next following Luxembourg business day.

Luxembourg law and our articles of association provide that our board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of receipt of the request. Luxembourg law provides that if the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law and our articles of association provide that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be received by registered mail sent to the registered office of the company at least five business days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions.  Pursuant to our articles of association and Luxembourg Corporate Law, ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution at a general meeting. Abstentions and nil votes will not be taken into account.

Extraordinary Resolutions.  Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized capital or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a merger (fusion) or de-merger (scission), (d) dissolution and (e) an amendment to our articles of association. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum must generally be at least half (50%) of our issued share capital. Any extraordinary resolution shall generally be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by our board of directors in which no quorum is required, and which must generally still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.

Change in nationality.  Pursuant to Luxembourg law, we may only change our nationality with the unanimous consent of all shareholders. Moreover, if we have bondholders, the bondholders must generally approve the change of nationality at a general meeting with a quorum of at least half of the bonds issued and the resolution must be adopted by a two-thirds majority of the bondholder votes validly cast.

Appointment and Removal of Directors.  Members of our board of directors are elected by ordinary resolution at a general meeting of shareholders. Under the articles of association, all directors are elected for a period of up to four years. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, our board of directors may fill such vacancy on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements.  Luxembourg law requires that an amendment to our articles of association generally be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to Luxembourg Corporate Law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50% of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-third of votes validly cast.

Formalities.  Any resolutions to amend the articles of association or to approve a merger, de-merger or dissolution must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of common shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting of shareholders by an extraordinary resolution of the Luxembourg company, and the general meeting of shareholders must be held before a notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, if and when a dividend is declared by the general meeting of shareholders or an interim dividend is declared by our board of directors, each common share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, our board of directors may pay interim dividends, subject to Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution became due and payable.

Any amount payable with respect to dividends and other distributions declared and payable may be freely transferred out of Luxembourg, except that any specific transfer may be prohibited or limited by anti-money laundering regulations, freezing orders or similar restrictive measures.

Annual Accounts

Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except in some cases provided for by Luxembourg Law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg).

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose common shares are not fully paid up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

Globant S.A. is managed by our board of directors which is vested with the broadest powers to take any actions necessary or useful to fulfill our corporate purpose with the exception of actions reserved by law or our articles of association to the general meeting of shareholders. Our articles of association provide that our board of directors must consist of at least seven members and no more than fifteen members. Our board of directors meets as often as company interests require.

A majority of the members of our board of directors present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of our board members present or represented. In the case of a tie, the chairman of our board shall have the deciding vote. Our board of directors may also make decisions by means of resolutions in writing signed by all directors.

Directors are elected by the general meeting of shareholders, and appointed for a period of up to four years; provided, however, that directors are elected on a staggered basis, with one-third of the directors being elected each year; and provided, further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment, and each director will hold office until his or her successor is elected. The general shareholders’ meeting may remove one or more directors at any time, without cause and without prior notice by a resolution passed by simple majority vote. If our board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of our board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment. Any director shall be eligible for re-election indefinitely.

Within the limits provided for by law and our articles of association, our board of directors may delegate to one or more directors or to any one or more persons, who need not be shareholders, acting alone or jointly, the daily management of Globant S.A. and the authority to represent us in connection with such daily management. Our board of directors may also grant special powers to any person(s) acting alone or jointly with others as agent of Globant S.A.

Our board of directors may establish one or more committees, including without limitation, an audit committee, a nominating and corporate governance committee and a compensation committee, and for which it shall, if one or more of such committees are set up, appoint the members, determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

No contract or other transaction between us and any other company or firm shall be affected or invalidated by the fact that any one or more of our directors or officers is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which we shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

Any director having an interest in a transaction submitted for approval to our board of directors that conflicts with our interest, must inform our board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. Such director may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Any director and other officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by such director in connection with any claim, action, suit or proceeding in which he is involved as a party or otherwise by virtue of his being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, nor will indemnification be provided in the event of a settlement (unless approved by a court or our board of directors).

Registrars and registers for the common shares

All our common shares are in registered form only.

We keep a register of common shares at our registered office in Luxembourg. This register is available for inspection by any shareholder. In addition, we may appoint registrars in different jurisdictions who will each maintain a separate register for the registered common shares entered therein. It is possible for our shareholders to elect the entry of their common shares in one of these registers and the transfer thereof at any time from one register to any other, including to the register kept at our registered office. However, our board of directors may restrict such transfers for common shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions in compliance with the requirements applicable therein.

Our articles of association provide that the ownership of registered common shares is established by inscription in the relevant register. We may consider the person in whose name the registered common shares are registered in the relevant register as the full owner of such registered common shares.

In connection with a general meeting, our board of directors may forbid any entry in the relevant register of shareholders as well as any recognition of notices of transfer by us or the relevant registrar during the period starting on the Record Date and ending on the closing of such general meeting. Transfer to, and on, the register kept at our registered office may always be requested.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

Our common shares are listed on the NYSE under the symbol “GLOB.”

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any dividends in the foreseeable future.

Under Luxembourg law, at least 5% of our net income per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, 5% of net income again must be allocated toward the reserve until such reserve returns to the 10% threshold. If the legal reserve exceeds 10% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than ownership of shares in Spain Holdco, and their direct and indirect ownership of our operating subsidiaries. Spain Holdco is a holding entity with no material assets other than their direct and indirect ownership of shares in our operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to Spain Holdco which in turn would make distributions to us in an amount sufficient to cover any such dividends.

PRICE RANGE OF COMMON SHARES

Our ordinary shares began trading on the NYSE under the symbol “GLOB” in connection with our IPO on July 18, 2014. Before then, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported by the NYSE since July 18, 2014.

Period	High	Low
2014
July 18 – July 31	12.99	10.65
August	13.25	11.26
September	14.78	12.50
October	14.19	11.86
November	14.31	11.98
December	15.85	12.76
2015
January	15.50	13.17
February	16.89	13.24
March	22.37	17.01
April	25.71	20.54
May	26.66	20.55
June 1 – June 25	33.02	25.85

As of June 25, 2015, we had 184 holders of record of our common shares.

SHARES ELIGIBLE FOR FUTURE SALE

Our common shares are listed on the NYSE under the symbol “GLOB.” Due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have 34,006,880 common shares issued and outstanding, assuming no exercise of outstanding options. All of the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our remaining common shares held by those shareholders that have held our common shares from before our initial public offering on July 17, 2014 are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 of the Securities Act. As a result of the contractual 45-day and 90-day lock-up periods described in “Underwriting” and the provisions of Rules 144 and 701, these restricted shares will be available for sale in the public market as follows:

•	None of the restricted shares will be eligible for sale upon completion of this offering;
•	shares will be eligible for sale upon the expiration of the 45-day lock-up period and shares will be eligible for sale upon the expiration of the 90-day lock-up period described in “Underwriting” beginning 45 and 90 days, respectively, after the date of this prospectus; and
•	Of the 1,415,517 shares that were subject to share options outstanding as of March 31, 2015, options to purchase 754,093 shares were vested as of March 31, 2015. Shares issued upon the exercise of such vested options will be eligible for sale 45 and 90 days, respectively, after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate who beneficially owns common shares that were purchased from us, or any affiliate is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of common shares that does not exceed the greater of 1% of our then-outstanding common shares, which will equal approximately 340,069 of our common shares immediately after this offering, or the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Upon the expiration of the lock-up agreements described in “Underwriting,” a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell common shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common shares for at least one year may sell common shares without restriction.

We are unable to estimate the number of common shares that will be sold under Rule 144 since this will depend on the market price for our common shares, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased common shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled, subject to any applicable lock-up agreements, to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the common shares acquired upon exercise of such options, including exercises after the date of the prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering and subject to the lock-up agreements described above, the holders of an aggregate of          common shares, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

On January 20, 2015, we filed a registration statement on Form S-8 under the Securities Act in order to register the common shares that are issued or issuable pursuant to our equity incentive plans. See the sections titled “Operating and Financial Review and Prospects — Equity Compensation Arrangements” and “Management — Compensation — 2014 Equity Incentive Plan.” Subject to the lock-up agreements described in “Underwriting,” other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under this registration statement will be available for resale in the public market immediately upon the effectiveness of this registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates.

TAXATION

The following is a summary of the material Luxembourg and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon Luxembourg tax laws and U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all currently in effect as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. To the extent that the following discussion relates to matters of Luxembourg tax law, it represents the opinion of Arendt & Medernach, Luxembourg, our Luxembourg counsel, and to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of DLA Piper LLP (US), our U.S. counsel.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more of our common shares:

(a)	that is for U.S. federal income tax purposes one of the following:
(i)	an individual citizen or resident of the United States,
(ii)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;
(b)	who holds the common shares as capital assets for U.S. federal income tax purposes;
(c)	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of Globant; and
(d)	whose holding is not effectively connected with a permanent establishment in Luxembourg.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below. In addition, this summary does not address all of the Luxembourg tax considerations that may apply to holders that are subject to special tax rules.

If a partnership holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership, or partner in a partnership, that holds common shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the common shares.

Potential investors in our common shares should consult their own tax advisors concerning the specific Luxembourg and U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Luxembourg Tax Considerations

Introduction

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning and disposing of the common shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our common shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon the Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this prospectus and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), personal income tax (impôt sur le revenu) as well as a temporary equalization tax (impôt d’équilibrage budgétaire temporaire). Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax, the solidarity surcharge and a temporary equalization tax. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Luxembourg tax residency of the holders of our common shares

A holder of our common shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares or the execution, performance or enforcement of his/her rights thereunder.

Withholding tax

Dividends paid by us to the holders of our common shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

A withholding tax exemption may apply under the participation exemption if cumulatively (i) the holder of our shares is an eligible parent (an “Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of Directive 2011/96/EU of November 30, 2011 (the “EU Parent-Subsidiary Directive”) or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption. No withholding tax is levied on capital gains and liquidation proceeds.

Income tax

Luxembourg resident holders

Dividends and other payments derived from our common shares by resident individual holders of our common shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be granted, under certain circumstances, for Luxembourg withholding tax levied. 50% of the gross amount of dividends received from Globant by resident individual holders of our common shares are exempt from income tax.

Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our common shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our common shares holds or has held, either alone or together with his spouse or partner and / or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A holder of our common shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e. the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of our common shares by resident individual holders of our common shares, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg fully-taxable corporate residents

Dividends and other payments derived from our common shares by Luxembourg-resident, fully-taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit may, under certain circumstances, be granted for any Luxembourg withholding tax levied. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg-resident, fully-taxable companies from our common shares are exempt from income tax.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg-resident, fully-taxable company and (ii) at the time the dividend is put at the holder of our common shares’ disposal, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means common shares representing a direct participation of at least 10% in the share capital of Globant or a direct participation in Globant of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg-resident, fully-taxable company on our common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax at the level of the holder of our common shares if cumulatively (i) the holder of our common shares is a Luxembourg fully-taxable corporate resident and (ii) at the time the capital gain is realized, the holder of our common shares has held or commits itself to hold for an uninterrupted period of at least 12 months our common shares representing a direct participation in the share capital of Globant of at least 10% or a direct participation in Globant of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Luxembourg residents benefiting from a special tax regime

Holders of our common shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007 or (iii) a family wealth management company governed by the amended law of May 11,

2007 are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our common shares are thus not subject to income tax in their hands.

Taxation of Luxembourg non-resident holders

Non-resident holders of our common shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares provided they own such shares for more than six months.

Non-resident holders of our common shares which have a permanent establishment or a permanent representative in Luxembourg to which our common shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if cumulatively (i) our common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU Member State. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax if (i) our common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our common shares representing a direct participation in the share capital of Globant of at least 10% or a direct participation in Globant of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as being the difference between the price for which our common shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our common shares, as well as non-resident holders of our common shares who have a permanent establishment or a permanent representative in Luxembourg to which our common shares are attributable, are subject to Luxembourg net wealth tax on our common shares, except if the holder is (i) a resident or non-resident individual, (ii) an undertaking for collective investment governed by the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a specialized investment fund governed by the amended law of February 13, 2007 or (vi) a family wealth management company governed by the amended law of May 11, 2007.

Under the participation exemption, a Qualified Shareholding held in Globant by an Eligible Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.

Other Taxes

The issuance of our common shares is currently subject to a €75 fixed duty. The disposal of our common shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Under Luxembourg tax law, where an individual holder of our common shares is a resident of Luxembourg for tax purposes at the time of his or her death, our common shares are included in his or her taxable basis for inheritance tax purposes.

Gift tax may be due on a gift or donation of our common shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, other than certain pro rata distributions of common shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Globant does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. Although it is Globant’s intention, if it pays any dividends, to pay such dividends in U.S. dollars, if dividends are paid in euros, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by Globant. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders of common shares will generally be taxable at the reduced rate that otherwise applies to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Certain pro rata distributions of ordinary shares to all shareholders are not generally subject to U.S. federal income tax.

Luxembourg income taxes withheld from dividends on common shares at a rate not exceeding the applicable rate under the U.S.-Luxembourg income tax treaty (the “Treaty”) will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Luxembourg withholding taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of common shares

A U.S. Holder will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Net long-term capital gains recognized by certain non-corporate U.S. Holders will be taxed at the reduced rate applicable to long-term capital gains.

Passive foreign investment company rules

Globant believes that it will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of a Globant’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Globant will not be considered a PFIC for any taxable year. Because, for U.S. federal income tax purposes, Globant has valued its goodwill based on the market value of its equity, a decrease in the price of common shares may also result in Globant becoming a PFIC. If Globant were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse tax consequences could apply to the U.S. Holder.

If Globant were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of a common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before Globant became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent it exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

In addition, if Globant were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

The selling shareholders are offering the common shares described in this prospectus through the underwriters named below. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as the joint book-running managers of the offering and J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. William Blair & Company, L.L.C., Cowen and Company, LLC and LOYAL3 Securities, Inc. are acting as co-managers.

We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriters	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Jefferies LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC
LOYAL3 Securities, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per common share. After the offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts that exceed 5% of the total number of common shares offered by them.

The underwriters have an option to buy up to a total of      additional common shares from certain of the selling shareholders to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to the selling shareholders per common share. The underwriting fee is $       per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

	Per common share		Total
	Without over-allotment exercise	With over-allotment exercise	Without over-allotment exercise	With over-allotment exercise
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by selling shareholders

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million, and will be paid by us.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

For a period of 90 days after the date of this prospectus, we have agreed that we will not (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act or in Luxembourg or any other jurisdiction relating to, any common shares, other share capital or securities convertible into or exchangeable or exercisable for any common shares, other share capital, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, other share capital or any other such securities (regardless of whether any of these transactions are to be settled by the delivery common shares, other share capital or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives, other than the common shares to be sold hereunder.

The selling shareholders, some of our other shareholders and our directors, as well as our officers who are selling common shares in this offering, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of the representatives (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or other share capital or any securities convertible into or exercisable or exchangeable for our common shares or other share capital (including, without limitation, common shares, other share capital or such other securities which may be deemed to be beneficially owned by such directors, members of our senior management, option holders and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, other share capital or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares, other share capital or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any common shares, other share capital or any security convertible into or exercisable or exchangeable for common shares, subject to certain exceptions. Our officers who are not selling common shares in this offering have agreed to similar restrictions for a period of 45 days.

The representatives, on behalf of the underwriters, have no current intent or arrangement to release any of the share capital subject to the lock-up agreements prior to the expiration of the 90-day and 45-day lock-up periods. There is no contractually specified condition for the waiver of lock-up restrictions, and any waiver is at the discretion of the representatives, on behalf of the underwriters.

There are no specific criteria for the waiver of lock-up restrictions, and the representatives, on behalf of the underwriters, may not in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the relevant facts and circumstances existing at the time. Among the factors that the representatives, on behalf of the underwriters, may consider in deciding whether to release common shares are the length of time before the lock-up expires, the number of common shares involved, the reason for the requested release, market conditions, the trading price of our common shares, historical trading volumes of our common shares, and whether the person seeking the release is an officer, director or affiliate of our company. The representatives, on behalf of the underwriters, will not consider their own positions, or those of any underwriter, in our securities, if any, in determining whether or not to consent to a waiver of a lock-up agreement.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved up to 0.5% of the common shares to be sold by the selling shareholders in this offering to be offered through the LOYAL3 platform at the offering price. Purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. The LOYAL3 platform is designed to facilitate participation of individual purchasers residing in the United States in offerings in amounts starting at $100. Any purchase of our common shares in this offering through the LOYAL3 platform will be at the same public offering price, and at the same time, as purchases by institutions and other large investors. Individual investors in the United States who are interested in purchasing common shares in this offering through the LOYAL3 platform may go to LOYAL3’s website for information about how to become a customer of LOYAL3, which is required to purchase common shares through the LOYAL3 platform. The LOYAL3 platform is available fee-free to investors. Sales of common shares through the LOYAL3 platform will be completed through a batch or combined order process. The LOYAL3 platform and information on the LOYAL3 website do not form a part of this prospectus. The LOYAL3 platform is administered by LOYAL3 Securities, Inc., which is a U.S.-registered broker-dealer unaffiliated with our company. LOYAL3 Securities, Inc. is acting as co-manager for this offering.

Our common shares are listed on the NYSE under the symbol “GLOB.” Our common shares will not be listed on any exchange or otherwise quoted for trading in Luxembourg.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE in the over-the-counter market or otherwise.

None of us, the selling shareholders, or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, none of us, the selling shareholders, or any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe any restrictions relating to, the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Argentina

The common shares are not authorized for public offering in Argentina and they may not be sold publicly under the Argentine Capital Markets Law No. 26,831, as amended. Therefore, any such transaction must be made privately.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:
(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
(iii)	a person associated with the company under section 708(12) of the Corporations Act; or
(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Brazil

The offering will not be carried out by any means that would constitute a public offering in Brazil under Law 6385, of December 7, 1976, as amended, and under CVM Rule (instruçao) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the common shares have not been and will not be registered with the Brazilian Securities Commission (Comissao de Valores Mobiliarios, “CVM”). Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the new units in Brazil is not legal without such prior registration. Documents relating to the offering of the common shares, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the common shares is not a public offering of securities in Brazil, nor may they be used in connection with any offer for subscription or sale of the common shares to the public in Brazil. The underwriters have agreed to offer or sell the common shares in Brazil only under circumstances which do not constitute a public offering of securities under Brazilian laws and regulations.

Chile

Neither we nor the common shares have been registered with the Superintendencia de Valores y Seguros pursuant to Law No. 18.045, the Ley de Mercado de Valores, and regulations thereunder. This prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, the common shares in the Republic of Chile, other than to individually identified buyers pursuant to a private offering within the meaning of Article 4 of the Ley de Mercado de Valores (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Colombia

The common shares have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will it be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made with effect from and including the Relevant Implementation Date, at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marchés financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of common shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the common shares, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the common shares to the public in Germany, any public marketing of the common shares or any public solicitation for offers to subscribe for or otherwise acquire the common shares in Germany. The prospectus and other offering materials relating to the offer of common shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Ireland

The securities will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the common shares may not be offered or sold, and copies of this offering document or any other document relating to the common shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the common shares or distribution of copies of this offering document or any other document relating to the common shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the common shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the common shares, and each underwriter has agreed that it will not offer or sell any common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mexico

The common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), and that no action has been or will be taken that would permit the offer or sale of the common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The common shares may not, directly or indirectly, be offered or acquired in the Netherlands and this offering document may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Peru

The common shares and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the common shares cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

Portugal

No document, circular, advertisement or any offering material in relation to the common shares has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários, the “CMVM”). No common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common shares, debentures and units of common shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 of the SFA except:
(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of common shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;
(2)	where no consideration is given for the transfer; or
(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our common shares has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”), and, therefore, none of our common shares may be offered, sold or distributed in any manner, nor may any resale of the common shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our common shares have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our common shares in Spain.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other shares exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other shares exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Luxembourg joint stock company (société anonyme). Most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons, including judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Luxembourg

It may be difficult for an investor to bring an original action in a Luxembourg court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Luxembourg courts would permit such actions or enforce any civil liabilities thereon. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
•	the U.S. court has acted in accordance with its own procedural laws;
•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
•	the U.S. court proceedings were not of a criminal or tax nature.

Argentina

It may be difficult for an investor to bring an original action in an Argentine court predicated solely upon the civil liability provisions of the U.S. federal securities laws against us, our directors or our officers. There is doubt as to whether Argentine courts would permit such actions or enforce any civil liabilities thereon.

Prior to any enforcement in Argentina, a judgments entered by a U.S. court will be subject to the procedures and conditions set forth in of Article 517 of the Argentine Civil and Commercial Procedure Code (approved by Law No. 17,454 as amended by Law No. 22, 434), which includes the following conditions:

(i)	the judgment must be final in the jurisdiction where rendered, issued by a competent court in accordance with Argentine jurisdictional principles and result from (a) a personal action or (b) in rem action with respect to personal property which was transferred to Argentina during or after the prosecution of the foreign action;

(ii)	the defendant against whom enforcement of the judgment is sought must be personally served with the summons, in accordance with due process of law, and given an opportunity to defend against the foreign action;
(iii)	the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law;
(iv)	the judgment cannot contravene Argentine principles of public order; and
(v)	the judgment cannot be contrary to a prior or simultaneous judgment of an Argentine court.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$15,000
Financial Industry Regulatory Association Filing Fee	$20,000
Printing and Delivery Expenses	$35,000
Legal Fees and Expenses	$250,000
Roadshow Expenses	$30,000
Accounting Fees and Expenses	$100,000
Total	$450,000

LEGAL MATTERS

Arendt & Medernach, Luxembourg will pass upon the validity of the common shares offered by this prospectus for us with respect to the laws of the Grand Duchy of Luxembourg. Certain matters under United States federal and New York state law will be passed upon for us by DLA Piper LLP (US), New York, New York, our United States counsel. Certain matters with respect to United States federal and New York state law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters with respect to the laws of the Grand Duchy of Luxembourg will be passed upon for the underwriters by Elvinger, Hoss & Prussen, Luxembourg.

EXPERTS

The consolidated financial statements of Globant S.A. as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in this prospectus have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, and an Argentine member firm of Deloitte Touche Tohmatsu Ltd. located in the City of Buenos Aires, Argentina as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act covering the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our common shares.

As a foreign private issuer, we are subject to periodic reporting and other informational requirements of the Exchange Act as applicable. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Globant S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years ended December 31, 2014, 2013 and 2012	F-3
Consolidated Statements of Financial Position as of December 31, 2014 and 2013	F-5
Consolidated Statements of Changes in Equity for the Years ended December 31, 2014, 2013 and 2012	F-6
Consolidated Statements of Cash Flows for the Years ended December 31, 2014, 2013 and 2012	F-8
Notes to the Consolidated Financial Statements	F-10
Condensed Interim Consolidated Financial Statements as of March 31, 2015 and for the three months in the period ended March 31, 2015 and 2014
Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	F-72
Condensed Interim Consolidated Statements of Financial Position as of March 31, 2015 and December 31, 2014 (Unaudited)	F-74
Condensed Interim Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	F-76
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)	F-78

Deloitte & Co. S.A. Florida 234, Piso 5º C1005AAF C.A.B.A., Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Globant S.A.

We have audited the accompanying consolidated statements of financial position of Globant S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Globant S.A. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows and changes in equity for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

City of Buenos Aires, Argentina
March 9, 2015

Deloitte & Co. S.A.

/s/ Daniel S. Vardé

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars, except per share amounts)

		For the year ended December 31,
	Notes	2014	2013	2012
Revenues(1)		199,605	158,324	128,849
Cost of revenues(2)(4)	5.1	(121,693)	(99,603)	(80,612)
Gross profit		77,912	58,721	48,237
Selling, general and administrative expenses(3)(4)	5.2	(57,288)	(54,841)	(47,680)
Impairment of tax credits, net of recoveries	3.7.1.1	1,505	(9,579)	—
Profit (Loss) from operations		22,129	(5,699)	557
Gain on transactions with bonds	3.18	12,629	29,577	—
Finance income	6	10,269	4,435	378
Finance expense	6	(11,213)	(10,040)	(2,687)
Finance expense, net		(944)	(5,605)	(2,309)
Other income and expenses, net(5)		380	1,505	291
Profit (Loss) before income tax		34,194	19,778	(1,461)
Income tax(6)	7.1	(8,931)	(6,009)	160
Net income (Loss) for the year		25,263	13,769	(1,301)
Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
– Exchange differences on translating foreign operations		(433)	(269)	(9)
Total comprehensive income (loss) for the year		24,830	13,500	(1,310)
Net income (Loss) attributable to:
Owners of the Company		25,201	13,900	(1,301)
Non-controlling interest		62	(131)	—
Net income (Loss) for the year		25,263	13,769	(1,301)
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		24,768	13,631	(1,310)
Non-controlling interest		62	(131)	—
Total comprehensive income (loss) for the year		24,830	13,500	(1,310)
Earnings (loss) per share(7)
Basic	8	0.81	0.50	(0.06)
Diluted	8	0.79	0.48	(0.06)
Weighted average of outstanding shares (in thousands)
Basic	8	30,926	27,891	27,288
Diluted	8	31,867	28,884	27,288

(1)	Includes transactions with related parties for 7,681 and 8,532 as of December 31, 2014 and 2013, respectively (see note 21.3).
(2)	Includes depreciation and amortization expense of 3,813, 3,215 and 1,964 for 2014, 2013 and 2012, respectively. Also includes transactions with related parties for an amount of 2,901 for 2012.
(3)	Includes depreciation and amortization expense of 4,221, 3,941 and 2,806 for 2014, 2013 and 2012, respectively. Also, includes transactions with related parties in amounts of 1,381 for 2012.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars, except per share amounts)

(4)	Includes share-based compensation expense of 35, 190 and 4,644 under cost of revenues; and 582, 603 and 7,065 under selling, general and administrative expenses for 2014, 2013 and 2012, respectively (see note 5).
(5)	In 2014 includes the gain related to the bargain business combination of Bluestar Energy S.A.C. of 472, explained in note 23. In 2013, includes the gain of 1,703 on remeasurement of the contingent consideration explained in note 27.10.1.
(6)	In 2013, includes deferred income tax gain arising from the recognition of the allowance of 1,317 for impairment of tax credit and the recognition of 2,441 of share-based compensation expense for 2012 (see note 7).
(7)	The Company has given retroactive effect to new capital structure after the reorganization explained in note 1.1 and the reverse share split in each of the years presented as explained in note 29.4.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND 2013
(in thousands of U.S. dollars, except per share amounts)

	Notes	As of December 31,
		2014	2013
ASSETS
Current assets
Cash and cash equivalents		34,195	17,051
Investments	9.1	27,984	9,634
Trade receivables(1)	10	40,056	34,418
Other receivables(2)	11	14,253	6,346
Total current assets		116,488	67,449
Non-current assets
Other receivables(2)	11	916	5,987
Deferred tax assets	7.2	4,881	3,117
Investment in associates	9.2	750	—
Other financial assets	3.12.8	—	1,284
Property and equipment	12	19,213	14,723
Intangible assets	13	6,105	6,141
Goodwill	14	12,772	13,046
Total non-current assets		44,637	44,298
TOTAL ASSETS		161,125	111,747
LIABILITIES
Current liabilities
Trade payables(3)	15	5,673	8,016
Payroll and social security taxes payable	16	20,967	17,823
Borrowings	17	513	1,048
Other financial liabilities	23	1,045	6,023
Tax liabilities	18	3,446	5,190
Other liabilities		173	24
Total current liabilities		31,817	38,124
Non-current liabilities
Borrowings	17	772	10,747
Other financial liabilities	23	263	2,740
Provisions for contingencies	19	794	271
Total non-current liabilities		1,829	13,758
TOTAL LIABILITIES		33,646	51,882
Capital and reserves
Issued capital		40,324	34,794
Additional paid-in capital		50,276	12,468
Foreign currency translation reserve		(711)	(278)
Retained earnings		37,590	12,389
Total equity attributable to owners of the Company		127,479	59,373
Non-controlling interests		—	492
Total equity		127,479	59,865
TOTAL EQUITY AND LIABILITIES		161,125	111,747

(1)	Includes balances due from related parties of 899 and 1,454 as of December 31, 2014 and 2013, respectively (see note 21.3).
(2)	Includes balances due from related parties of 246 as of December 31, 2013 (see note 21.2).
(3)	Includes balances due to related parties of 23 as of December 31, 2013 (see note 21.2).

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars except number of shares issued)

	Number of shares issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at January 1, 2012	1,031,399	1,692	21,818	9,239	—	32,749	—	32,749
Contributions by owners (see note 29.1)	10,685	1,959	—	—	—	1,959	—	1,959
Repurchase of shares (see note 29.2)	(16,282)	(25)	(1,705)	—	—	(1,730)	—	(1,730)
Reduction of additional paid-in capital(2)	—	—	(439)	—	—	(439)	—	(439)
Company reorganization (see note 1.1)	26,264,946	29,123	(19,674)	(9,449)	—	—	—	—
Share-based compensation plan (see note 22)	—	—	11,709	—	—	11,709	—	11,709
Other comprehensive income for the year, net of income tax	—	—	—	—	(9)	(9)	—	(9)
Loss for the year	—	—	—	(1,301)	—	(1,301)	—	(1,301)
Balance at December 31, 2012	27,290,748	32,749	11,709	(1,511)	(9)	42,938	—	42,938
Contributions by owners (see note 29.1)	527,638	633	5,815	—	—	6,448	—	6,448
Issuance of shares under share-based compensation plan(3)	1,516,724	1,820	790	—	—	2,610	—	2,610
Repurchase of shares (see note 29.2)	(339,952)	(408)	(3,747)	—	—	(4,155)	—	(4,155)
Repurchase of options (see note 29.3)	—	—	(1,971)	—	—	(1,971)	—	(1,971)
Share-based compensation plan (see note 22)	—	—	793	—	—	793	—	793
Other comprehensive income for the period, net of tax	—	—	—	—	(269)	(269)	—	(269)
Non-controlling interest arising on acquisition (see note 23)	—	—	—	—	—	—	623	623
Call and put option over non-controlling interest (see note 23)	—	—	(921)	—	—	(921)	—	(921)
Net income for the year	—	—	—	13,900	—	13,900	(131)	13,769
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	59,373	492	59,865

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars except number of shares issued)

	Number of Shares Issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	59,373	492	59,865
Issuance of shares in connection with the initial public offering (see note 29.1)	4,350,000	5,220	32,513	—	—	37,733	—	37,733
Issuance of shares under share-based compensation plan(3)	258,742	310	780	—	—	1,090	—	1,090
Share-based compensation plan (see note 22)(4)	—	—	3,541	—	—	3,541	—	3,541
Other comprehensive income for the period, net of tax	—	—	—	—	(433)	(433)	—	(433)
Acquisition of non-controlling interest (see note 23)	—	—	(96)	—	—	(96)	(554)	(650)
Recall of call and put option over non-controlling interest (see note 23)	—	—	1,070	—	—	1,070	—	1,070
Net income for the year	—	—	—	25,201	—	25,201	62	25,263
Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	127,479	—	127,479

(1)	All shares are issued, authorized and fully paid. Each share is issued at a nominal value of EUR 0.88 up to the reorganization date and is entitled to one vote (see note 1). After the reorganization, each share is issued at a nominal value of $1.20 and is entitled to one vote (see note 1). Includes the effect of the retroactive application of 1-for-12 reverse share split (see note 29.4).
(2)	Preferred dividend to Paldwick S.A. (“Paldwick”) approved by shareholders meeting (see note 20).
(3)	Common shares issued in respect of vested options on January 28, 2013, November 28, 2013 and December 21, 2014 (see note 29.1).
(4)	For 2014, includes the estimated income tax deduction related to the excess of the share-based compensation expense, for an amount of 2,924.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net income (Loss) for the year	25,263	13,769	(1,301)
Adjustments to reconcile net income (loss) for the year to net cash flows from operating activities:
Share-based compensation expense	617	793	11,709
Current income tax	8,561	6,538	2,319
Deferred income tax	370	(529)	(2,479)
Depreciation of property and equipment	4,902	4,967	3,889
Amortization of intangible assets	3,132	2,189	881
Allowance for doubtful accounts	130	922	121
Allowance for claims and lawsuits	529	18	19
Allowance for impairment of tax credits, net of recoveries (note 3.7.1.1)	(1,505)	9,579	—
Gain on remeasument of contingent consideration (note 27.10.1)	—	(1,703)	—
Gain from bargain business combination (note 23)	(472)	—	—
Accrued interest	378	700	1,296
Gain on transactions with bonds	(12,629)	(29,577)	—
Investment gains	(3,813)	(850)	—
Exchange differences	2,148	2,093	—
Changes in working capital:
Net increase in trade receivables	(6,336)	(5,971)	(7,172)
Net increase in other receivables	(5,679)	(2,987)	(4,760)
Net increase in trade payables	2,905	1,451	579
Net increase in payroll and social security taxes payable	4,231	3,424	3,544
Net increase (decrease) in tax liabilities	2,375	193	(917)
Utilization of provision of contingencies	—	(40)	—
Net increase (decrease) in other liabilities	148	(827)	736
Cash provided by operating activities	25,255	4,152	8,464
Income tax paid	(10,959)	(2,941)	(749)
Net cash provided by operating activities	14,296	1,211	7,715
Cash flows from investing activities
Acquisition of property and equipment(2)	(11,391)	(5,047)	(6,029)
Proceeds from disposals of property and equipment	—	59	—
Acquisition of intangible assets(3)	(2,481)	(2,335)	(1,354)
Acquisition of debt instruments	—	—	(216)
Payments related to forward contracts	(1,069)	—	—
Acquisition of short term investments	(87,602)	(30,153)	—
Proceeds from sale of short term investments	72,782	21,082	—
Payments to acquire other financial assets	—	(182)	—
Payments to acquire investments in associates	(568)	—	—
Proceeds from redemption of financial instruments	—	—	1,536
Acquisition of bonds	(30,648)	(57,634)	—
Proceeds from sale of bonds	43,277	87,211	—
Acquisition of business, net of cash (note 23)(1)	218	(2,210)	(3,099)
Seller financing	(6,199)	(3,022)	—
Net cash (used in) provided by investing activities	(23,681)	7,769	(9,162)

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012 – (Continued)
(in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
Cash flows from financing activities
Proceeds from issuance of shares in connection with the initial public offering(4)	40,455	—	—
Capital contributions by owners	—	6,448	1,959
Reduction of additional paid-in capital	—	—	(439)
Proceeds from the issuance of shares under the share-based compensation plan	1,090	2,610	—
Repurchase of options	—	(1,971)	—
Repayment of borrowings	(9,690)	(3,783)	(7,887)
Proceeds from borrowings	34	4,393	10,673
Repurchase of shares	—	(4,155)	(848)
Payment of offering costs	(3,101)	(936)	(151)
Cash provided by financing activities	28,788	2,606	3,307
Interest paid	(320)	(535)	(1,106)
Net cash provided by financing activities	28,468	2,071	2,201
Effect of exchange rate changes on cash and cash equivalents	(1,939)	(1,685)	(82)
Increase in cash and cash equivalents	17,144	9,366	672
Cash and cash equivalents at beginning of the year	17,051	7,685	7,013
Cash and cash equivalents at end of the year	34,195	17,051	7,685

Supplemental information

(1)	Cash paid for assets acquired and liabilities assumed in the acquisition of subsidiaries (note 23):

Supplemental information
Cash paid	1,357	3,436	3,363
Less: cash and cash equivalents acquired	(1,575)	(1,226)	(264)
Total consideration paid net of cash and cash equivalents acquired	(218)	2,210	3,099
(2)	In 2014 and 2013, there were 223 and 185 of acquisition of property and equipment financed with borrowings. In 2014, 2013 and 2012, there were 1,207; 3,533 and 744 of acquisition of property and equipment financed with trade payables, respectively.
(3)	In 2014 and 2012, there were 216 and 294 of acquisition of intangibles financed with trade payables, respectively.
(4)	Proceeds from the Initial Public Offering are disclosed in the statements of changes in Equity net of related expenses which amount 2,722.

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in the designing and engineering of software development through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others.

The Company’s principal operating subsidiaries and countries of incorporation as of December 31, 2014 were the following: Sistemas UK Limited in the United Kingdom, Globant LLC and Huddle Group Corp. in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Huddle Group S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. in Uruguay, TerraForum Consultoria Ltda. in Brazil, Sistemas Globales Chile Ases. Ltda., Huddle Group S.A. in Chile and Globant Peru S.A.C. (formerly “Bluestar Energy S.A.C.”) in Peru.

The Globant Group provides services from development and delivery centers located in the U.S. (San Francisco and Washington), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Chaco, Bahia Blanca, La Plata, Mar del Plata and Mendoza), Uruguay (Montevideo), Colombia (Bogota and Medellin), Peru (Lima) and Brazil (São Paulo) and it also has client management centers in the U.S. (San Francisco and Boston) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The Company’s address is 5 rue Guillaume Kroll, L-1882, Luxembourg.

1.1 — Basis of presentation

Until December 9, 2012, the Company (formerly IT Outsourcing S.L., which in turn changed its legal name to “Globant S.A.” and its corporate structure from a limited liability company to a corporation —  hereinafter “Globant Spain”), conducted its business through a sociedad anónima, organized under the laws of the Kingdom of Spain, and its operating subsidiaries. On December 10, 2012 the shareholders of Globant Spain elected to change the country of domicile of such entity from Spain to Luxembourg through a holding company reorganization that was completed on such date, as a result of which Globant Spain became the 100% owned subsidiary of Globant Lux, a newly formed Luxembourg holding company with an issued share capital of 32,749, represented by 27,290,748 shares with a nominal value of $1.20 each.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION – (continued)

As of December 9, 2012, Globant Spain share capital was represented by 1,025,802 shares, which were held as follows:

Shareholder	Shares	Interest
Martin Gonzalo Umaran(1)	70,717	6.8938%
Martin Migoya(1)	74,779	7.2898%
Guibert Andres Englebienne(1)	74,779	7.2898%
Nestor Augusto Noceti(1)	74,779	7.2898%
Riverwood Capital LLC	270,931	26.4116%
Endeavor Global, Inc.	10,685	1.0417%
Paldwick S.A.	76,044	7.4131%
RW Holdings S.à. r.l. (an entity wholly owned by Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P.)	128,205	12.4980%
ITO Holdings S.à. r.l. (an entity wholly owned by FTVentures III, L.P. and FTVentures III-N, L.P.)	244,883	23.8722%
Total	1,025,802	100.0000%

(1)	Collectively known as “Founders” of the Company.

At the time of the reorganization, substantially all of the assets of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. consisted of their investment in Globant Spain.

The reorganization was implemented through the following series of transactions:

1.	The Founders of the Company, Riverwood Capital LLC, Endeavor Global, Inc. and Paldwick S.A. contributed all of their shares of Globant Spain to Globant Lux in exchange for newly issued shares of Globant Lux on a 26.60431-to-1 basis.
2.	Riverwood Capital, L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. contributed all of their shares of RW Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by RW Holdings S.à. r.l. on a 26.60431-to-1 basis.
3.	FTVentures III, L.P. and FTVentures III-N, L.P. contributed all of their shares of ITO Holdings S.à. r.l. to Globant Lux in exchange for newly issued shares of Globant Lux equivalent to the product of the number of outstanding shares of Globant Spain held by ITO Holdings S.à. r.l. on a 26.60431-to-1 basis.

Pursuant to the terms of the reorganization:

(i)	Globant Lux assumed the obligation to purchase 116,147 share options previously issued by Globant Spain at a weighted average exercise price of $77.88 per share, which were previously granted to certain key employees, which (based on the 26.60431 multiplier referred to above) will be exercisable for 3,090,009 at a weighted average price of $2.9268; and
(ii)	Globant Lux granted to Endeavor Catalyst Inc., an option to purchase 90,898 of Globant Lux common shares at an exercise price of $7.0368 per share in consideration for cancellation of the option to purchase 3,417 shares of Globant Spain previously granted to Endeavor Global, Inc. pursuant to an Option Purchase Agreement dated December 28, 2011, as amended.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 1 — COMPANY OVERVIEW AND BASIS OF PRESENTATION – (continued)

Due to this series of transactions, Globant Lux became the successor parent company of Globant Spain, RW Holdings S.à. r.l., ITO Holdings S.à. r.l. and all of Globant Spain’s subsidiaries.

In connection with the legal reorganization, the Company issued 27,290,748 shares of $1.20 par value with substantially the same rights and preferences that were distributed on a 2.21703 basis to the shareholders of Globant Spain and of RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. in exchange for their shares in Globant Spain and in RW Holdings S.à. r.l. and ITO Holdings S.à. r.l. Upon completion of this transaction, Globant Lux replaced Globant Spain and RW Holding S.a. r.l. and ITO Holding S.a. r.l. as the ultimate parent company and Globant Spain became a wholly-owned subsidiary of Globant Lux. This transaction was accounted for as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital, which has been treated similar to a stock dividend. Weighted Average shares for purposes of calculating earnings per share have been retrospectively restated to reflect the shares issued in the exchange.

The Company has given retroactive effect to the number of shares in order to reflect the new capital structure after the reverse share split, as described in note 29.4.

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in thousands of United States dollars (“U.S. dollars”) and have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.1 — Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2014.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 9	Financial Instruments(1)
IFRS 15	Revenue from contracts with customers(2)
Amendments to IAS 38 and IAS 16	Intangible assets and property plant and equipment(3)
Amendments to IFRS 11	Join arrangements(3)
Amendments to IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures(3)
Amendments to IFRS 5, 7 and IAS 9 and 34	Annual improvements 2012 – 2014 cycle(4)
Amendment to IAS 1	Disclosure initiative(3)

(1)	Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
(2)	Effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.
(3)	Effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
(4)	Effective for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

•	In July 24, 2014, The International Accounting Standards Board (IASB) has published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets and is effective for periods beginning on or after January 1, 2018.
•	In May 28, 2014 the IASB has published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:
—	Identify the contract with the customer
—	Identify the performance obligations in the contract
—	Determine the transaction price
—	Allocate the transaction price to the performance obligations in the contracts
—	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. The new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

•	On May 12, 2014, the IASB issued a set of amendments to IAS 38 (intangible assets) and IAS 16 (property, plant, and equipment). The amendments clarify that:
º	The use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
º	Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

•	On May 6, 2014, the IASB issued amendments to the guidance on joint arrangements in IFRS 11. The amendments address how an entity should account for an “acquisition of an interest in a joint operation that constitutes a business”. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.
•	On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:
º	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
º	require the partial recognition of gains and losses where the assets do not constitute a business, i.e., a gain or loss is recognised only to the extent of the unrelated investors’ interests in that associate or joint venture.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. The amendments are effective prospectively for annual periods beginning on or after July 1, 2016. Early adoption is permitted.

•	On September 25, 2014, the IASB issued amendments to IFRS 5 and 7 and IAS 9 and 34. These amendments include annual improvements, as follows:
º	adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued
º	additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements
º	clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid
º	clarify the meaning of 'elsewhere in the interim report' and require a cross-reference
•	On December 18, 2014, the IASB issued the amendment to IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment is effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

The Company is evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

The Company has adopted, when applicable, the following new and revised IFRSs as from January 1, 2014:

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 39	Provide Relief for Novation of Derivatives
IFRIC 21	Levies
Amendments to IAS 36	Disclosure of recoverable value
•	The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”. The amendments did not have effect on the Company’s consolidated financial statements.
•	In May 2013, the IFRS Interpretations Committee issued Interpretation 21, which clarifies when a reporting entity should recognize a liability related to a levy (other than for income taxes) assessed

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

by a governmental entity. Interpretation 21 explains that “the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation.” IFRIC 21 did not have significant impact on amounts reported in the consolidated financial statements.
•	In May 2013, the IASB issued amendments to IAS 36 to clarify the scope of some of the standard’s disclosure requirements. The amendments reduce the circumstances in which entities must disclose the recoverable amount of assets or cash-generating units and explicitly require entities to disclose the discount rate used to determine impairment (or reversals) when a present value technique is used to calculate the recoverable amount (based on fair value less disposal costs). IAS 36 did not have impact on amounts reported in the consolidated financial statements.
•	In June 2013, the IASB released limited-scope amendments to IAS 39 that allow reporting entities to maintain hedge accounting when “a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty (“CCP”) as a result of laws or regulation, if specific conditions are met”. The amendments were issued to address reporting entities’ concerns about the effect of proposed and recently enacted regulations (e.g., the Dodd-Frank Wall Street Reform and Consumer Protection Act) that require central clearing of certain over-the-counter derivatives in existing hedge relationships. To benefit from the amendments to IAS 39, an entity must meet all of the following criteria:
1.	Novation to a CCP must occur as a result of laws or regulations or the introduction of laws or regulations.
2.	After the novation, the CCP would become the new counterparty to each of the original parties to the derivative.
3.	Any changes to the hedging instrument would be limited to those necessary to effect such a replacement of the counterparty.

IAS 39 did not have impact on amounts reported in the consolidated financial statements.

•	The amendments to IFRS 10 define an investment entity and require a reporting entity that meet the definition of an investment entity not to consolidate its subsidiaries but instead of measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

º	Obtain funds from one or more investors for the purpose of providing them with professional investment management services.
º	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.
º	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The amendment to IFRS 10, IFRS 12 and IAS 27 did not have impact on the Company’s consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

2.2 — Basis of consolidation

These consolidated financial statements include the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the company has the power over the investee; exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Non-controlling interest in the equity of consolidated subsidiaries is identified separately from the Company’s net liabilities therein. Non-controlling interest consists of the amount of that interest at the date of the original business combination and the non-controlling share of changes in equity since the date of the consolidation. Losses applicable to non-controlling shareholders in excess of the non-controlling interest in the subsidiary’s equity are allocated against the interest of the Company, except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses.

These consolidated financial statements have been prepared under the historical cost convention.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

Detailed below are the subsidiaries of the Company whose financial statement line items have been included in these consolidated financial statements.

Company	Country of incorporation	Main Activity	Percentage ownership As of December 31,
			2014	2013	2012
Sistemas UK Limited	United Kingdom	Software development and consultancy	100.00%	100.00%	100.00%
Globant LLC	United States of America	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales Buenos Aires S.R.L.	Argentina	Investing activities	100.00%	100.00%	100.00%
4.0 S.R.L.	Argentina	Investing activities	100.00%	100.00%	100.00%
Sistemas Colombia S.A.S.	Colombia	Software development and consultancy	100.00%	100.00%	100.00%
Global Systems Outs S.R.L. de C.V.	Mexico	Outsourcing and consultancy	100.00%	100.00%	100.00%
Software Product Creation S.L.	Spain	Investing activities	100.00%	100.00%	100.00%
Globant S.A.	Spain	Investing activities	100.00%	100.00%	100.00%
Sistemas Globales Uruguay S.A.	Uruguay	Software development and consultancy	100.00%	100.00%	100.00%
Sistemas Globales S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%
IAFH Global S.A.	Argentina	Software development and consultancy	100.00%	100.00%	100.00%

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 2 — BASIS OF PREPARATION OF THESE CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Company	Country of incorporation	Main Activity	Percentage ownership As of December 31,
			2014	2013	2012
Sistemas Globales Chile Ases. Ltda.	Chile	Software development and consultancy	100.00%	100.00%	100.00%
Globers S.A.(1)	Argentina	Travel organization services	100.00%	100.00%	100.00%
Globant Brasil Participações Ltda.(2)	Brazil	Investing activities	100.00%	100.00%	100.00%
TerraForum Consultoria Ltda.(3)	Brazil	Software development and consultancy	100.00%	100.00%	100.00%
ITO Holdings S.à. r.l.(4)	Luxembourg	Investing activities	—	100.00%	100.00%
RW Holdings S.à. r.l.(4)	Luxembourg	Investing activities	—	100.00%	100.00%
Huddle Investment LLP(5)	United Kingdom	Investing activities	100.00%	86.25%	—
Huddle Group S.A.(5)	Argentina	Software development and consultancy	100.00%	86.25%	—
Huddle Group S.A.(5)	Chile	Software development and consultancy	100.00%	86.25%	—
Huddle Group Corp.(5)	United States	Software development and consultancy	100.00%	86.25%	—
Globant Peru S.A.C.(6)	Peru	Software development and consultancy	100.00%	—	—
BlueStar Energy Holdings, Inc.(7)	United States	Investing activities	100.00%	—	—

(1)	Globers S.A. was acquired on December 21, 2012.
(2)	Globant Brasil Participações Ltda. was incorporated on September 27, 2012.
(3)	TerraForum Consultoria Ltda. was acquired on October 26, 2012.
(4)	ITO Holdings S.à. r.l. and RW Holdings S.à. r.l. shares were contributed by their owners on December 9, 2012 (see note 1.1). As of December 31, 2014, these companies were liquidated.
(5)	The 86.25% interest in Huddle Investment LLP and its subsidiaries were acquired on October 18, 2013. On October 23, 2014, the remaining 13.75% interest was acquired (see note 23).
(6)	Globant Perú S.A.C. (formerly “Bluestar Energy S.A.C.”) was acquired on October 10, 2014 (see note 23).
(7)	In process of liquidation.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 — Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business, and the fair value of the acquirer’s previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquirer’s previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified by IFRS.

Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the business combinations and will be recognized in expense during the required service period.

3.2 — Goodwill

Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to an unique cash generating unit (“CGU”).

Until the year ended December 31, 2013, for the purpose of impairment testing, goodwill was allocated to the following:

Mobile

Consumer Experience, Gaming, Cloud Computing & Infrastructure, Quality Engineering, Enterprise Consumerization, Creative & Social and Big Data & High Performance

Cash generating unit Mobile was the smallest identifiable group of assets that generates cash inflows after the business combination with Nextive Solutions LLC and Tecnología Social that took place in 2011 explained in note 23 and thus Goodwill originated in that acquisition has been allocated to this CGU for impairment testing purpose.

At December 31, 2014, mobile solutions are fully integrated within the Company and for that reason that group assets do not generates by itself largely independent cash inflows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Goodwill is not amortized but is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income and other comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The Company has not recognized any impairment loss in the years ended December 31, 2014, 2013 and 2012.

3.3 — Revenue recognition

The Company generates revenue primarily from the provision of software development, testing, infrastructure management, application maintenance and outsourcing services. Revenue is measured at the fair value of the consideration received or receivable.

The Company’s services are performed under both time-and-material (where materials costs consist of travel and out-of-pocket expenses) and fixed-price contracts. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

The Company recognizes revenues from fixed-price contracts based on the percentage of completion method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Fixed-price contracts are generally recognized over a period of 12 months or less.

3.4 — Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the consolidated statement of profit or loss and other comprehensive income. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

During the years ended December 31, 2014 and 2013, the Company has recognized some agreements related to computer leases as finance leases, considering all the factors mentioned above.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The Company did not receive any lease incentives in any of the years presented.

There are no situations in which the Company qualifies as a lessor.

3.5 — Foreign currencies

Except in the case of TerraForum, Globant Brasil Participações Ltda. and Globers S.A., the Company and the other subsidiaries’ functional currency is the U.S. dollar. In preparing these consolidated financial statements, transactions in currencies other than the U.S. dollar (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit and loss in the period in which they arise.

TerraForum, Globant Brasil Participações Ltda. and Globers functional currency is the Brazilian Real and the Argentine Peso, respectively. Assets and liabilities are translated at current exchange rates, while income and expense are translated at the date of the transaction rate. The resulting foreign currency translation adjustment is recorded as a separate component of accumulated other comprehensive income (loss) in the equity.

3.6 — Borrowing costs

The Company does not have borrowings attributable to the construction or production of assets. All borrowing costs are recognized in profit and loss under finance loss.

3.7 — Taxation

3.7.1 — Income taxes — current and deferred

Income tax expense represents the sum of income tax currently payable and deferred tax.

3.7.1.1 — Current income tax

The current income tax payable is the sum of the income tax determined in each taxable jurisdiction, in accordance with their respective income tax regimes.

Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because taxable profit excludes items of income or expense that are taxable or deductible in future years and it further excludes items that are never taxable or deductible. The Company’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet dates. The current income tax charge is calculated on the basis of the tax laws in force in the countries in which the consolidated entities operate.

Globant Lux is subject to a corporate income tax rate of 20%.

In 2008, Globant Spain elected to be included in the Spanish special tax regime for entities having substantially all of their operations outside of Spain, known as “Empresas Tenedoras de Valores en el

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Exterior” (“ETVE”), on which dividends distributed from its foreign subsidiaries as well as any gain resulting from disposal are tax free. In order to be entitled to the tax exemption, among other requirements, Globant Spain’s main activity must be the administration and management of equity instruments from non-Spanish entities and such entities must be subject to a tax regime similar to that applicable in Spain for non-ETVEs companies.

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations. Argentine companies are subject to a 35% corporate income tax rate. In January 2006, Huddle Group S.A. (“Huddle Argentina”) and, in May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”).

The two principal benefits arising from Law No. 25,922 were:

a)	The reduction of 60% of the income tax calculated for each year. This benefit could be applied for fiscal years ending after the notification to such subsidiaries of their inclusion in the Software Promotion Regime.
b)	A tax credit of up to 70% of the social security taxes paid by such subsidiaries, under Argentine Law Nos. 19,032, 24,013 and 24,241. This credit can be used to cancel Argentine federal taxes originated from the software industry. The principal Argentine federal tax that could be cancelled with this credit was value-added-tax (“VAT”). Income tax was explicitly excluded from this benefit.

In 2011, the Argentine Congress passed Law No. 26,692, which maintains all benefits from Law No. 25,922 and includes additional benefits (subject to the issuance of implementing regulations). The principal characteristics of the Law No. 26,692 are the following:

a)	The new law extends fiscal benefits contemplated by the Software Promotion Regime until December 31, 2019, providing certainty regarding these tax credits for the Argentine software industry.
b)	The new law maintains the reduced income tax rate (14%, instead of the otherwise applicable income tax rate of 35%) and the tax credit equivalent of up to 70% of social security taxes, but only with respect to the portion of the business related to the promoted activities.
c)	Tax credits arising from the Software Promotion Regime can still be applied against VAT and other Argentine federal taxes. Additionally, the new law allows such tax credit to be applied to cancel income taxes, up to a percentage not greater that the ratio of the taxpayer’s export revenue to its total sales.

On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotional Regime, established by Law No. 25,922, as amended by Law No. 26,692. Regulatory Decree No. 1315/2013, introduced the specific requirements needed to obtain the fiscal benefits contemplated under the Software Promotion Regime, as amended by Law No. 26,692. Those requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Regulatory Decree No. 1315/2013 further provides that:

—	from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Secretary of Industry (Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Regime;
—	applications for registration in the National Registry of Software Producers must be made to the Secretary of Industry within 90 days after the publication in the Official Gazette (Boletín Oficial) of the relevant registration form (which period expired on July 8, 2014);
—	the 60% reduction in corporate income tax provided under the Software Promotion Regime shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers; and
—	upon the Secretary of Industry’s formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under Law No. 25,922 shall be extinguished.

In addition, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and the Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or AFIP) to adopt “complementary and clarifying” regulations in furtherance of the implementation of the Software Promotion Regime.

The Company’s Argentine subsidiaries submitted their applications for registration in the National Registry of Software Producers on June 25, 2014. As of December 31, 2014, the Company believes it is in compliance with the requirements of the Decree No. 1315/2013 and expects to obtain the formal approval for their registration in such Registry during the first semester of 2015. Considering the foregoing, the Company has recognized tax benefits under Law No. 26,692 based on its understanding that those benefits will be effective since September 18, 2014 once the Company is reaccredited under the new regime.

On February 6, 2015, by means of Resolution No. 92/2015, the Secretary of Industry delegated in the Subsecretary of Industry the power to approve the registration in the National Registry of Software Producers by administrative act, aiming to expedite the reaccreditation process.

On March 11, 2014, AFIP issued General Resolution No. 3,597. This resolution provides that, as a further prerequisite to participation in the Software Promotion Regime, a company that exports software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, the Company’s Argentine subsidiaries, Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under Law No. 25,922 by a participant in the Software Promotion Regime will only be valid until September 17, 2014.

As of December 31, 2013, based on its interpretation of Regulatory Decree No. 1315/2013, and considering the facts and circumstances available until the date of issuance of the consolidated financial statements for the year then ended, management believed that any tax credits generated under Law No. 25,922 will only be valid until the effective date of registration in the National Registry of Software Producers and, consequently, due to the uncertainty regarding the actual date of registration in such registry, that there was a substantial doubt as to the recoverability of the tax credit generated by its Argentine subsidiaries under Law

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

No. 25,922. Accordingly, as of December 31, 2013 the Company recorded a valuation allowance of 9,579 to reduce the carrying value of such tax credit to its estimated net realizable value.

In addition, during the last quarter of 2014, considering new facts and circumstances existing in such period, including the reaccreditation of four software companies in Argentina by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of reaccreditation, the Company recorded a gain of 1,505 related to a partial reversal of the allowance for impairment of tax credits generated under the abovementioned law.

As of the date of the issuance of these consolidated financial statements there were no communications related to the approval of the reaccreditation in the National Registry of Software Producers.

The Company’s Uruguayan subsidiary Sistemas Globales Uruguay S.A. is domiciled in a tax free zone and has an indefinite tax relief of 100% of the income tax rate and an exemption from VAT. Aggregate income tax relief arising under Sistemas Globales Uruguay S.A. for years ended December 31, 2014 and 2013 were 469 and 284, respectively. There was no income tax relief from this subsidiary for the year ended December 31, 2012.

The Company’s Colombian subsidiary Sistemas Colombia S.A.S. is subject to federal corporate income tax at the rate of 25% and the CREE (“Contribución Empresarial para la Equidad”) at the rate of 9% calculated on net income before income tax, applicable till December 31, 2015. After that date, the rate will be increased to 14%.

The Company’s U.S. subsidiaries Globant LLC and Huddle Group Corp. are subject to U.S. federal income tax at the rate of 34%.

The Company’s English subsidiaries Sistemas UK Limited and Huddle Investment LLP, are subject to corporate income tax at the rate of 21%.

The Company’s Chilean subsidiaries Sistemas Globales Chile Ases. Ltda. and Huddle Group S.A. are subject to corporate income tax at the rate of 21%.

The Company’s Brazilian subsidiary Terraforum Consultoría Ltda., acquired in October 26, 2012, has changed into the Taxable Income Method (“lucro real”) in the fiscal year 2013. Under this method, taxable income is based upon a percentage of profit accrued by the Company, adjusted according to the add-backs and exclusions provided in the relevant tax law. The rate applicable to the taxable income derived from the subsidiary’s activity is 24% plus 10% if the net income before income tax is higher than 120,000 Brazilian reais. Until the fiscal year ending December 31, 2012, the Company adopted the Estimated Profit Method (“lucro presumido”). Under this method, taxable income is based upon a percentage of gross revenues accrued in each quarter. Gross revenues are understood as the product from the sale of goods or products, from the price of the services rendered and for the income earned on transactions for third parties. The rate applicable to the gross revenues derived from the subsidiary’s activity was 32%.

The Company’s Peruvian subsidiary Globant Peru S.A.C. is subject to corporate income tax at the rate of 30%.

3.7.1.2 — Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets including tax loss carry forwards are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

differences can be utilized. Such deferred assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the entities are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. The Company has not recorded any current or deferred income tax in other comprehensive income or equity in any each of the years presented.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

The Company does not have unrecognized tax benefits or reserve for uncertain tax positions that require disclosure in its consolidated financial statements.

3.8 — Property and equipment

Fixed assets are valued at acquisition cost, net of the related accumulated depreciation and accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Properties under construction are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The value of fixed assets, taken as a whole, does not exceed their recoverable value.

3.9 — Intangible assets

Intangible assets include licenses, trademarks, customer relationships and non-compete agreements. The accounting policies for the recognition and measurement of these intangible assets are described below.

3.9.1 — Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately (licenses) are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets estimated useful lives. The estimated useful lives and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

3.9.2 — Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (trademarks, customer relationships and non-compete agreement) are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

3.9.3 — Internally-generated intangible assets

Intangible assets arising from development is recognized if, and only if, all the following have been demonstrated:

—	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
—	the intention to complete the intangible asset and use or sell it;
—	the ability to use or sell the intangible asset;
—	how the intangible asset will generate probable future economic benefits;
—	the ability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
—	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.9.4 — Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

3.10 — Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit or the business, as the case may be.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of profit or loss and other comprehensive income for the year.

As of December 31, 2014, 2013 and 2012, no impairment losses were recorded.

3.11 — Provisions for contingencies

The Company has existing or potential claims, lawsuits and other proceedings. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation, and the advice of the Company’s legal advisors.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The amount of the recognized receivable does not exceed the amount of the provision recorded.

3.12 — Financial assets

Financial assets are classified into the following specified categories: “held-to-maturity” investments, “available-for-sale” (“AFS”) financial assets, “fair value through profit or loss” (“FVTPL”) and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

3.12.1 — Effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.12.2 — Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if:

—	It has been acquired principally for the purpose of selling it in the near term; or
—	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
—	It is a derivative that is not designated and effective as a hedging instrument.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
—	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
—	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘Finance income’ line.

3.12.3 — Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) FVTPL.

Listed redeemable notes held by the Company that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. Fair value is determined in the manner described in note 27.7. Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

The AFS financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate prevailing at the end of the reporting period. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

3.12.4 — Derivative financial instruments

The Company enters into foreign exchange forward contracts. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

3.12.5 — Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

3.12.6 — Investment in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate.

3.12.7 — Other Financial Assets

Call option over non-controlling interest in subsidiary

On October 11, 2013, the Company was granted a call option to acquire the remaining 13.75% interest in Huddle UK, which can be exercised on April 1, 2016. At the same moment, the Company has also agreed on a put option with the non-controlling shareholder which gives him the right to sell its remaining 13.75% interest also on April 1, 2016. As of December 31, 2013, the Company accounted for the call option at its fair value of 984 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity. On October 23, 2014, the Company entered into an agreement to amend the previous Stock Purchase Agreement signed on October 11, 2013 to purchase the remaining 13.75% capital interest of Huddle UK. Pursuant to this amendment, call and put options over the non-controlling interest were recalled as explained in note 23.

3.12.8 — Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost considered to be objective evidence of impairment. When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in the fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Trade receivables carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.12.9 — Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.

If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

3.13 — Financial liabilities and equity instruments

3.13.1 — Classification as debt or equity

Debt and equity instruments issued by the Company and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.13.2 — Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.13.3 — Financial liabilities

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.13.4 — Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14 — Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

Cash and cash equivalents as shown in the statement of cash flows only includes cash and bank balances.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.15 — Reimbursable expenses

Out-of-pocket and travel expenses are recognized as expense in the statements of income for the year. Reimbursable expenses are billed to customers and recorded net of the related expense.

3.16 — Deferred Offering Costs

As of December 31, 2013, deferred offering costs consisted primarily of direct incremental accounting and legal fees related to the Company’s initial public offering (“IPO”) of its common shares that took place after the effectiveness of the Company’s form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) on July 23, 2014. Approximately 1,620 of deferred offering costs were included in other receivables on the Company’s consolidated balance sheet as of December 31, 2013. Upon completion of the Company’s IPO on July 23, 2014, this amount was offset against the proceeds of the offering and included in equity. For further explanation see note 29.1.

3.17 — Share-based compensation plan

The Company has a share-based compensation plan for executives and employees of the Company and its subsidiaries. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set forth in note 22.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.

3.18 — Gain on transactions with bonds

3.18.1 — Proceeds received by Argentine subsidiaries as payment for exports

During the year ended December 31, 2013, Globant LLC, a U.S. subsidiary of the Company started paying for certain services rendered by the Argentine subsidiaries of the Company through the delivery of Argentine sovereign bonds (denominated in U.S. dollars), hereinafter referred to as “BODEN”, acquired in the U.S. market (in U.S. dollars). The BODEN trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for the BODEN.

After receiving the BODEN and after holding them for a period of, on average, 10 to 30 days, the Argentine subsidiaries, sell those BODEN in the Argentine market. The fair value of the BODEN in the Argentine market (in Argentine pesos) during the year ended December 31, 2013 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

The Company has designated the BODEN at fair value through profit or loss (FVTPL), and it has concluded that the BODEN fall into the category of held for trading considering that they are acquired with the sole purpose of being sold in the short-term (i.e. on average, more than 10 days and less than 30 days).

During the year ended December 31, 2013, the Company recorded a gain amounting to 29,577, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

During the year ended December 31, 2014, the Company did not engage in the above described transaction.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

3.18.2 — Proceeds received by Argentine subsidiaries through capital contributions

During the year ended December 31, 2014, the Argentine subsidiaries of the Company, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. These bonds trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for these bonds.

After acquiring these bonds and after holding them for a certain period of time, the Argentine subsidiaries, sell those bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the year ended December 31, 2014 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the year ended December 31, 2014, the Company recorded a gain amounting to 12,629, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the consolidated statements of profit or loss and other comprehensive income.

3.19 — Components of other comprehensive income

Components of other comprehensive income are items of income and expense that are not recognised in profit or loss as required or permitted by other IFRSs. The Company included gains and losses arising from translating the financial statements of a foreign operation.

3.20 — Foreign exchange controls in Argentina

During 2012, the Argentine Government implemented formal and informal controls on the ability of companies and individuals to purchase foreign currency. Those controls include, among others, the requirement to obtain the previous validation from the Argentine Tax Authority of the foreign currency transaction, which approval process could delay or even restrict the ability to purchase foreign currency through the Mercado Unico Libre de Cambios (the Single Free Exchange Market, or “MULC,” administered by the Argentine Central Bank as the only environment where exchange transactions can be lawfully made). Although the transfer of funds abroad by Argentine companies to pay dividends to foreign shareholders, based on approved and audited financial statements, does not currently require formal approval by the Argentine Central Bank, there can be no assurance as to whether the Company’s Argentine subsidiaries could obtain all or part of the requested foreign currency in the MULC at the moment they approve a dividend distribution.

3.21 — Loans granted to employees

During the last quarter of the year ended December 31, 2013, the Company granted to its employees the possibility to get a loan from the Company with a preferential interest annual rate of 2%, payable in 18 installments, starting in April 2014. The total amount of loans granted to employees arose to 1,160 distributed among 346 employees.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, the Company’s management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

The critical accounting estimates concerning the future and other key sources of estimation uncertainty at the end of the reporting year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are the following:

1.	Revenue recognition

The Company generate revenues primarily from the provision of software development services. The Company recognizes revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved.

Recognition of revenues under fixed-price contracts involves significant judgment in the estimation process including factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affecting the amounts of revenues and related expenses reported in the Company’s consolidated financial statements. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract’s total labor cost to date bears to the total expected labor cost. This method is followed where reasonably dependable estimates of revenues and costs can be made. A number of internal and external factors can affect these estimates, including labor hours and specification and testing requirement changes.

Revisions to these estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If the estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in the consolidated statement of income and other comprehensive income. Contract losses for the periods presented in these consolidated financial statements were immaterial.

2.	Goodwill impairment analysis

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the tangible and intangible assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

The Company evaluates goodwill for impairment at least annually or more frequently when there is an indication that the unit may be impaired. When determining the fair value of the Company’s reporting units, the Company utilizes the income approach using discounted cash flow. The income approach considers various assumptions including increase in headcount, headcount utilization rate and revenue per employee, income tax rates and discount rates.

Any adverse changes in key assumptions about the businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. Based upon the Company’s evaluation of goodwill, no impairments were recognized during 2014, 2013 and 2012.

3.	Income taxes

Determining the consolidated provision for income tax expenses, deferred income tax assets and liabilities requires significant judgment. The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences in each of the jurisdictions where the Company operates of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates and assumptions by management. In evaluating the Company’s ability to utilize its deferred tax assets, the Company considers all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. The Company’s judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or the Company’s estimates and assumptions could require that the Company reduces the carrying amount of its net deferred tax assets.

4.	The allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables. If the financial condition of customers of the Company were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

5.	The allowance for impairment of tax credits

The Company maintains an allowance for impairment of tax credits for estimated losses resulting from substantial doubt about the recoverability of the Software Promotion Regime tax credit. The allowance for impairment of tax credits is determined by estimating future uses of tax credits against value-added tax positions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

6.	Share-based compensation plan

The Company’s grants under its share-based compensation plan with employees are measured based on fair value of the Company’s shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Determining the fair value of the share-based awards at the grant date requires judgments. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

Fair value of the shares:  For the 2014 Equity Incentive Plan, the fair value of the shares is based on the quote market price of the Company’s shares at the grant date. For the 2012 Equity Incentive Plan, as the Company’s shares were not publicly traded the fair value was determined using the market approach technique based on the value per share of private placements. The Company had gone in the past through a series of private placements in which new shares have been issued. The Company understood that the price paid for those new shares was a fair value of those shares at the time of the placement. In January 2012, Globant Spain had a capital contribution from a new shareholder, which included cash plus share options granted to the new shareholder, therefore, the Company considered that amount to reflect the fair value of their shares. The fair value of the shares related to this private placement resulted from the following formula: cash minus fair value of share options granted to new shareholder divided by number of newly issued shares. The fair value of the share options granted to the new shareholder was determined using the same variables and methodologies as the share options granted to the employees. After the reorganization described in note 1.1, in December 2012, shares of Globant Lux were sold by existing shareholders in a private placement to WPP. The fair value of the shares related to this private placement results from the total amount paid by WPP to the existing shareholders.

Expected volatility:  As the Company does not have trading history for their shares, the expected volatility for their shares was estimated by taking the average historic price volatility of the NASDAQ 100 Telecommunication Index.

Expected term:  The expected life of options represents the period of time the granted options are expected to be outstanding.

Risk free rate:  The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the options.

Dividend yield:  The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

7.	Call option over non-controlling interest

As of December 31, 2013, the Company held a call option to acquire the 13.75% of the remaining interest in Huddle UK, which could be exercised on April 1, 2016. The Company calculated the fair value of this option using the Black-Scholes option model. The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, maturity, risk-free interest rate, value of the underlying asset and dividend yield.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 4 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY – (continued)

Expected volatility:  The Company has considered annualized volatility as multiples of EBITDA of publicly traded companies in the technology business in the U.S., Europe and Asia from 2008.

Maturity:  The combination between the call and put options (explained in note 23) implied that, assuming no liquidity restrictions as part of the Company at the moment that the option was exercisable and considering that both parties wanted to maximize their benefits, the Company would acquire Mr. Spitz’s shares at the date that this option was exercisable. Therefore, the Company has assumed that the maturity date of both options is April 1, 2016.

Risk free rate:  The risk-free rate for periods within the contractual life of the option was based on the U.S. Federal Treasury yield curve with maturities similar to the expected term of the option.

Value of the underlying assets:  The Company considered a multiple of EBITDA resulting from the implied multiple in Huddle adjusted by the lack of control.

Dividend yield:  The Company did not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero.

As of December 31, 2014, the above mentioned call option over non-controlling interest was replaced pursuant the amendment to the Stock Purchase Agreement signed on October 23, 2014, explained in notes 3.12.8 and 23.

NOTE 5 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

5.1 — Cost of revenues

	For the year ended December 31,
	2014	2013	2012
Salaries, employee benefits and social security taxes	(107,481)	(90,540)	(70,775)
Share-based compensation expense	(35)	(190)	(4,644)
Depreciation and amortization expense	(3,813)	(3,215)	(1,964)
Travel and housing	(8,099)	(4,390)	(1,908)
Office expenses	(1,399)	(715)	(840)
Professional services	(679)	(266)	(278)
Recruiting, training and other employee expenses	(138)	(210)	(177)
Taxes	(49)	(77)	(26)
TOTAL	(121,693)	(99,603)	(80,612)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 5 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES – (continued)

5.2 — Selling, general and administrative expenses

	For the year ended December 31,
	2014	2013	2012
Salaries, employee benefits and social security taxes	(18,656)	(17,594)	(13,269)
Share-based compensation expense	(582)	(603)	(7,065)
Rental expenses	(8,830)	(8,193)	(7,025)
Office expenses	(7,809)	(7,207)	(6,782)
Professional services	(7,085)	(6,720)	(4,258)
Travel and housing	(3,380)	(3,093)	(1,818)
Taxes	(4,215)	(4,537)	(2,668)
Depreciation and amortization expense	(4,221)	(3,941)	(2,806)
Promotional and marketing expenses	(1,640)	(1,251)	(1,074)
Recruiting, training and other employee expenses	(740)	(780)	(499)
Charge to allowance for doubtful accounts	(130)	(922)	(416)
TOTAL	(57,288)	(54,841)	(47,680)

NOTE 6 — FINANCE INCOME/EXPENSE

	For the year ended December 31,
	2014	2013	2012
Finance income
Interest	99	38	68
Gain on sale of corporate bonds	—	—	310
Foreign exchange gain	6,357	3,547	—
Investment gains	3,813	850	—
Subtotal	10,269	4,435	378
Finance expense
Interest expense on borrowings	(455)	(786)	(587)
Foreign exchange loss	(9,303)	(7,785)	(1,098)
Other interest	(973)	(1,033)	(710)
Other	(482)	(436)	(292)
Subtotal	(11,213)	(10,040)	(2,687)
TOTAL	(944)	(5,605)	(2,309)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 — INCOME TAXES

7.1 — INCOME TAX RECOGNIZED IN PROFIT AND LOSS

	For the year ended December 31,
	2014	2013	2012
Tax expense:
Current tax expense	(8,561)	(6,538)	(2,319)
Deferred tax (loss) gain	(370)	529	2,479
TOTAL INCOME TAX (EXPENSE) GAIN	(8,931)	(6,009)	160

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all of the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant source of net taxable income of the Company, the following reconciliation has been prepared using the Argentine statutory tax rate:

	For the year ended December 31,
	2014	2013	2012
Profit (Loss) before income tax	34,194	19,778	(1,461)
Tax rate (note 3.7.1.1)	35%	35%	35%
Income tax (expense) gain	(11,968)	(6,922)	511
Permanent differences
Argentine Software Promotion Regime (note 3.7.1.1)	5,422	3,498	1,611
Effect of different tax rates of subsidiaries operating in countries other than Argentina(1)	185	86	(1,002)
Non-deductible expenses	(491)	(225)	(76)
Tax loss carry forward not recognized	(965)	(416)	(702)
Gain on remeasurement of contingent liabilities	—	(545)	—
Exchange difference	(1,054)	(1,420)	—
Other	(60)	(65)	(182)
INCOME TAX (EXPENSE) GAIN RECOGNIZED IN PROFIT AND LOSS	(8,931)	(6,009)	160

(1)	For 2012, mainly corresponds to the effect on Globant Lux of the accounting for share-based compensation plan expense and other expenses considering the income tax rate of 20% applicable in Luxembourg, net of the effect in Sistemas Globales Uruguay S.A. whose profit was not subject to income tax.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 7 — INCOME TAXES – (continued)

7.2 — DEFERRED TAX ASSETS

	As of December 31,
	2014	2013
Share-based compensation plan	3,604	1,670
Allowances and provisions	1,043	1,399
Loss carryforward(1)	234	48
TOTAL DEFERRED TAX ASSETS	4,881	3,117

(1)	As of December 31, 2014, the Company’s subsidiaries Sistemas UK Limited and Terraforum have a tax loss carry forward for an amount of 24 and 210, respectively, and which do not expire. As of December 31, 2013, the Company’s subsidiary Sistemas UK Limited has a tax loss carry forward for an amount of 48.

NOTE 8 — EARNINGS (LOSSES) PER SHARE

The earnings (losses) and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows.

	For the year ended December 31,
	2014	2013	2012
Net income (Loss) for the year attributable to owners of the Company	25,201	13,900	(1,301)
Preferred dividends (note 20)	—	—	(439)
Adjusted net income (loss) for the year attributable to owners of the Company	25,201	13,900	(1,740)
Weighted average number of shares (in thousands) for the purpose of basic earnings per share(1)	30,926	27,891	27,288
Weighted average number of shares (in thousands) for the purpose of diluted earnings per share(1)	31,867	28,884	27,288
BASIC EARNINGS (LOSSES) PER SHARE	$0.81	$0.50	$(0.06)
DILUTED EARNINGS (LOSSES) PER SHARE	$0.79	$0.48	$(0.06)

(1)	The Company did not have any dilutive shares outstanding as of December 31, 2012. The Company has given retroactive effect to the number of shares to reflect the new capital structure after the reverse share split described in note 29.4.

NOTE 9 — INVESTMENTS

9.1 — Current investments

	As of December 31,
	2014	2013
Mutual funds(1)	12,526	9,634
LEBACs(2)	15,458	—
TOTAL	27,984	9,634

(1)	Held for trading investment.
(2)	Available for sale investment.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 9 — INVESTMENTS – (continued)

9.2 — Investment in associates

Investment in Dynaflows S.A.

On August 1, 2013, the Company entered into an agreement with Dynaflows S.A., a company organized under Argentine laws and dedicated to provide tailored mobile applications and cloud technology, and its shareholders, through which Dynaflows S.A. agreed to increase its capital by issuing shares which were subscribed by the Company in three steps, as follows: 1) in the first stage, in August 2013, Dynaflows S.A. issued 4,920 shares, from which the Company subscribed 1,776 shares that represent 9.9% of total shares issued by Dynaflows S.A., for an amount of 150; 2) in the second stage, in November 2013, Dynaflows S.A. issued 2,731 shares, from which the Company subscribed 1,775 shares for an amount of 150, thus increasing its participation in Dynaflows S.A. to 17.2% of total shares issued by Dynaflows, and 3) in the third stage, due in March 2014, Dynaflows S.A. issued 2,733 shares, from which the Company subscribed 1,776 shares for an amount of 150, thus increasing its participation in Dynaflows S.A. to 22.7%. As of December 31, 2013, the Company had subscribed 17.2% of total shares issued by Dynaflows S.A. for an amount of 300, valued at cost of acquisition. As of December 31, 2013, the liability related to the acquisition of Dynaflows S.A. amounted to 118, included in ‘Other financial liabilities’ and the Company valuated this investment at cost and classified it as “Other financial asset”.

As from March 31, 2014, the Company has increased its participation to a 22.7% in Dynaflows S.A. and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Dynaflows S.A. As a result of a change in participation, it was no longer appropriate to classify the investment as “Other financial assets” and has been reclassified to “Investment in associate”. As of December 31, 2014 the liability related to the acquisition of Dynaflows S.A. was totally cancelled.

As of December 31, 2014, the total amount of assets and liabilities of Dynaflows S.A. amounted to 113 and 277, respectively. For the year ended December 31, 2014, total revenues of this company amounted to 118 and the total loss amounted to 168.

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. (“CHVG”). CHVG is an Argentine company dedicated to give customized software solutions related to big data, web applications, among others.

As of December 31, 2014, the total amount of assets and liabilities of CHVG S.A. amounted to 63 and 8, respectively. For the year ended December 31, 2014, total revenues of this company amounted to 91 and the total loss amounted to 60.

Collokia investment

On October 27, 2014, the Company entered into an agreement with Collokia LLC, a Delaware limited liability company and dedicated to provide research web technology, and its shareholders, through which Collokia LLC agreed to increase its capital by issuing 35,000 preferred units, from which the Company acquired 20,000 at the price of $15 per share. As of December 31, 2014, the Company has a 12.48% of participation in Collokia LLC and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 10 — TRADE RECEIVABLES

	As of December 31,
	2014	2013
Accounts receivable(1)	34,742	29,520
Unbilled revenue	5,557	5,092
Subtotal	40,299	34,612
Less: Allowance for doubtful accounts	(243)	(194)
TOTAL	40,056	34,418

(1)	Includes amounts due from related parties of 899 and 1,454 as of December 31, 2014 and 2013 (see note 21.3).
Rollforward of the allowance for doubtful accounts

	As of December 31,
	2014	2013	2012
Balance at beginning of year	(194)	(154)	(33)
Additions(1)	(130)	(922)	(416)
Write-off of receivables	43	876	295
Translation	38	6	—
Balance at end of year	(243)	(194)	(154)

(1)	The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the recoverable amounts included those expected in liquidation proceeds. The Company does not hold any collateral over these balances. In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the each fiscal year.
Aging of past due not impaired trade receivables

	As of December 31,
	2014	2013
60 – 90 days	1,612	2,433
91+ days	461	548
Balance at end of year	2,073	2,981

The average credit period on sales is 63 days. No interest is charged on trade receivables. The Company reviews past due balances on a case-by-case basis. The Company has recognized an allowance for doubtful accounts of 100% against all receivables over 180 days because historical experience has been that receivables that are past due beyond 180 days are usually not recoverable.

Aging of impaired trade receivables

	As of December 31,
	2014	2013
180+ days	243	194
Balance at end of year	243	194

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 11 — OTHER RECEIVABLES

	As of December 31,
	2014	2013
Other receivables
Current
Tax credit – VAT	9,748	905
Tax credit – Software Promotion Regime (note 3.7.1.1)	2,626	1,264
Income tax credits	484	100
Other tax credits	319	267
Advanced to suppliers	50	314
Prepaid expenses	498	469
Deferred offering costs (note 3.16)	—	1,620
Loans granted to employees (note 3.21)	500	1,161
Shareholders and other related parties (note 21.2)	—	246
Other	28	—
TOTAL	14,253	6,346
Non-current
Tax credit – Software Promotion Regime (note 3.7.1.1)	5,657	9,579
Tax credit – VAT	—	5,438
Other tax credits	181	49
Guarantee deposits	735	500
Subtotal	6,573	15,566
Allowance for impairment of tax credits	(5,657)	(9,579)
TOTAL	916	5,987
Rollforward of the allowance for impairment of tax credits

	As of December 31,
	2014	2013
Balance at beginning of year	(9,579)	—
Recovery/(Additions) (note 3.7.1.1)	1,505	(9,579)
Translation	2,417	—
Balance at end of year	(5,657)	(9,579)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 12 — PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2014 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	7,543	2,091	12,017	—	6,696	28,347
Additions related to business combinations (note 23)	105	—	—	—	—	105
Additions	2,206	545	1,579	1,692	3,020	9,042
Additions through finance lease (note 26)	246	—	—	—	—	246
Transfers	(46)	91	530	2,512	(3,087)	—
Currency translation difference	(24)	(35)	16	—	—	(43)
Values at end of year	10,030	2,692	14,142	4,204	6,629	37,697
Depreciation
Accumulated at beginning of year	6,071	1,790	5,763	—	—	13,624
Additions	1,106	356	3,368	72	—	4,902
Currency translation difference	(23)	(36)	17	—	—	(42)
Accumulated at end of year	7,154	2,110	9,148	72	—	18,484
Carrying amount	2,876	582	4,994	4,132	6,629	19,213

Property and equipment as of December 31, 2013 included the following:

	Computer equipment and software	Furniture and office supplies	Office fixtures	Buildings	Properties under construction	Total
Useful life (years)	3	5	3	50
Cost
Values at beginning of year	6,604	1,960	11,304	—	—	19,868
Additions related to business combinations (note 23)	233	—	—	—	—	233
Additions	580	287	488	—	7,122	8,477
Additions through finance lease (note 26)	185	—	—	—	—	185
Disposals	(22)	(150)	(176)	—	—	(348)
Transfers	—	—	426	—	(426)	—
Currency translation difference	(37)	(6)	(25)	—	—	(68)
Values at end of year	7,543	2,091	12,017	—	6,696	28,347
Depreciation
Accumulated at beginning of year	4,822	1,090	3,091	—	—	9,003
Disposals	(11)	(124)	(154)	—	—	(289)
Additions	1,295	825	2,847	—	—	4,967
Currency translation difference	(35)	(1)	(21)	—	—	(57)
Accumulated at end of year	6,071	1,790	5,763	—	—	13,624
Carrying amount	1,472	301	6,254	—	6,696	14,723

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 13 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2014 included the following:

	Licenses	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	5,198	4,604	586	10,388
Additions related to business combinations (note 23)	—	472	—	472
Additions	2,697	—	—	2,697
Currency translation difference	(6)	(208)	—	(214)
Values at end of year	7,889	4,868	586	13,343
Amortization
Accumulated at beginning of year	3,367	795	85	4,247
Additions	2,287	845	—	3,132
Transfers	—	(422)	422	—
Currency translation difference	(6)	(135)	—	(141)
Accumulated at end of year	5,648	1,083	507	7,238
Carrying amount	2,241	3,785	79	6,105

Intangible assets as of December 31, 2013 included the following:

	Licenses	Trademarks and customer relationships	Non-compete agreement	Total
Useful life (years)	5	10	3
Cost
Values at beginning of year	3,165	2,678	586	6,429
Additions related to business combinations (note 23)	—	2,210	—	2,210
Additions	2,040	—	—	2,040
Currency translation difference	(7)	(284)	—	(291)
Values at end of year	5,198	4,604	586	10,388
Amortization
Accumulated at beginning of year	1,729	361	34	2,124
Additions	1,640	498	51	2,189
Currency translation difference	(2)	(64)	—	(66)
Accumulated at end of year	3,367	795	85	4,247
Carrying amount	1,831	3,809	501	6,141

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 14 — GOODWILL

	As of December 31,
	2014	2013
Cost
Balance at beginning of year	13,046	9,181
Additions (note 23)	—	4,226
Translation	(274)	(361)
Balance at end of year	12,772	13,046

NOTE 15 — TRADE PAYABLES

	As of December 31,
	2014	2013
Suppliers	3,075	6,172
Shareholders and other related parties (note 21.2)	—	23
Expenses accrual	2,598	1,821
TOTAL	5,673	8,016

NOTE 16 — PAYROLL AND SOCIAL SECURITY TAXES PAYABLE

	As of December 31,
	2014	2013
Salaries	4,742	4,349
Social security tax	3,965	3,580
Accrued vacation and bonus	12,021	9,528
Directors fees	136	—
Other	103	366
TOTAL	20,967	17,823

NOTE 17 — BORROWINGS

	As of December 31,
	2014	2013
Current
Bank and financial institutions (note 25)	513	1,048
TOTAL	513	1,048
Non-current
Bank and financial institutions (note 25)	772	10,747
TOTAL	772	10,747

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 18 — TAX LIABILITIES

	As of December 31,
	2014	2013
Income tax	1,702	4,100
Periodic payment plan	166	16
VAT payable	493	454
Personal Assets Tax – Substitute taxpayer	444	—
Software Promotion Law – annual rate	575	498
Other	66	122
TOTAL	3,446	5,190

NOTE 19 — PROVISIONS FOR CONTINGENCIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company has recorded a provision for tax and labor claims where the risk of loss is considered probable. As of December 31, 2014, the tax claims have expired, therefore the Company has reversed the reserve for tax claims. The final resolution of these potential claims is not likely to have a material effect on the results of operations, cashflow or the financial position of the Company.

Breakdown of reserves for lawsuits claims and other disputed matters include the following:

	As of December 31,
	2014	2013
Reserve for tax claims	—	200
Reserve for labor claims	794	71
TOTAL	794	271

Roll forward is as follows:

	As of December 31,
	2014	2013
Balance at beginning of year	271	288
Additions	740	40
Recovery	(211)	(22)
Write-off of contingencies	—	(40)
Translation	(6)	5
Balance at end of year	794	271

NOTE 20 — PREFERRED DIVIDENDS

Preferred dividends of Class C, D, E, F, G and H shares

Classes C, D, E, F, G and H shares shall have the right to receive a Preferred Dividend, enjoying the following capital preferences:

1.	On every occasion the general meeting of shareholders approves, with the affirmative vote of more than the fifty percent of the share capital, the distribution of dividends, the above mentioned classes of shares shall firstly receive for their interest in the share capital, the amount of 1,909 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case of Classes C, D and E shares, and the amount of 680 or the equivalent amount in Euros as per the official exchange rate on the day prior to the date of actual payment, in the case

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

of Classes F, G and H shares (hereinafter, the “Preferred Dividend”). The balance of the dividends approved at such general meeting of shareholders in excess of the Preferred Dividend (hereinafter, “Ordinary Dividends”) shall be distributed among all the shares, including the shares that already received a Preferred Dividend, in proportion to their percentage in the share capital or they shall be allocated to the total or partial payment of unpaid Preferred Dividends from previous fiscal years not approved or approved and not paid.
2.	If, in a fiscal year, the general meeting of shareholders does not approve the distribution of dividends of any kind or the amount of approved dividends is lower than the Preferred Dividend, the portion of unpaid Preferred Dividend shall be treated as Accumulated Preferred Dividends (the “Accumulated Preferred Dividends”) as follows: a) they accumulate annually retroactively to January 1; b) they accrue an annual compound interest equal to eight (8%) as from the accumulation date to the date of actual payment; c) the said interest is annually capitalized and is part of the account Accumulated Preferred Dividends; and d) each fiscal year, they can only be paid once the Preferred Dividends approved for such fiscal year are paid and subject to the special majority.
3.	The general meeting of shareholders shall not agree on any distribution of Ordinary Dividends without prior compliance with the distribution of the Preferred Dividend.
4.	Any payment of dividends, whether as Preferred Dividend, Ordinary Dividends or Accumulated Preferred Dividends shall be made within ninety (90) calendar days as from the approval by the general meeting of shareholders.
5.	The general meeting of shareholders, on approving the dividends for each fiscal year, may also resolve:
a.	not to make any payment as Accumulated Preferred Dividends and thus postpone payment for later fiscal years, without prejudice of the additional interest accruing in accordance with the precedent paragraph. In such case, once the Preferred Dividend related to the pertinent fiscal year is paid, the Ordinary Dividends for all the shares shall be paid.
b.	Subject to the special majority, make a total or partial payment of the Accumulated Preferred Dividends once the approved Preferred Dividend for the related fiscal year is paid.

In the years ended December 31, 2014, 2013 and 2012, no Preferred Dividends were approved by the Company’s shareholders’ meetings.

Considering that the Preferred Dividends are not due until they are declared and approved by the Company’s shareholders’ meeting in the event there is an approval of dividend distribution, and that the Company does not have control over this decision, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Thus, all of Company’s shares were classified as equity instruments as of December 31, 2014, 2013 and 2012.

Preferred dividends of Class A shares

Class A shares shall be entitled to a capital preference consisting in a preferred dividend (the “Class A Preferred Dividend”) to be declared on each opportunity when the general meeting of shareholders approves the annual accounts. To the extent allowed by applicable law, these preferred dividends shall be paid in advance within two (2) months after the closing of the fiscal year.

For the purpose of fixing the amount to be paid as Class A Preferred Dividend a special committee shall be established (the “Class A Dividend Committee”). Such Class A Dividend Committee shall have two members appointed by the majority of the Class C, B and D shares collectively. The decisions by the Class A

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 20 — PREFERRED DIVIDENDS – (continued)

Dividend Committee shall be made unanimously. The Parties agree that, in no case, the Class A Preferred Dividend shall be over 350, or the equivalent amount in Euros as per the official exchange rate on the day prior to the adoption of the resolution (the “Class A Maximum Dividend”) or lower than zero. The Class A Maximum Dividend may be increased by the Class A Dividend Committee, but never decreased.

The Class A Preferred Dividend, if determined by the Class A Dividend Committee, may be paid by the Company regardless and previously to any payment for Preferred Dividend or Unpaid Preferred Dividend. However, the payment of the Class A Preferred Dividend shall be decided solely by the Class A Dividend Committee and if such Class A Dividend Committee decides not to pay any amount as Class A Preferred Dividend or its members do not reach to an agreement, Class A shares shall not receive any credit against the Company.

The Class A Preferred Dividend shall also apply in cases of merger, spin-off, sale or transfer, under any title, of one hundred percent of the share capital or a significant part of the assets or business of the Company and/or its subsidiaries/affiliates.

Since the inception of Globant Spain, the preferred dividend to Class A shares has been approved by the shareholders’ meetings held on June 20, 2009, June 7, 2010, June 7, 2011 and June 8, 2012 for an amount of 115, 170, 307 and 439, respectively. Under Spanish Law, dividends are distributed when there are accumulated gains for the Company on a stand-alone basis. Since Globant Spain had accumulated losses on a stand-alone basis since inception, the shareholders approved the distribution of the preferred dividends to Class A shares as a reduction to additional paid-in capital. As the determination of the amount of the preferred dividend to be paid to Class A Shares is at the discretion of the Class A Dividend Committee and requires to be declared and approved by the shareholders’ meeting, the Company does not have control over this decision and, consequently, the Company has concluded that it did not have a present obligation for any of the years presented in these consolidated financial statements. Consequently, all of the Company’s shares were classified as equity instruments as of December 31, 2014, 2013 and 2012.

The above preferences were extinguished upon the occurrence of the IPO on July 23, 2014.

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS

21.1 — Globers S.A.

The Company purchases services (related to travel and lodging expenses) from Globers S.A. which was owned by certain of the Company’s shareholders (Martín Migoya, Guibert Englebienne, Martin Umaran and Nestor Nocetti). As described in note 23, the Company acquired Globers S.A. on December 21, 2012. During the year ended December 31, 2012, the Company recognized expenses from Globers S.A. totaling 4,282, which included 2,901 as costs of revenue, and 1,381 as selling, general and administrative expenses for the year ended December 31, 2012.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS  – (continued)

21.2 — Shareholders and other related parties

The Company paid certain expenses on behalf of certain shareholders and other related parties and provided some expense reimbursement to certain shareholders, as detailed below. Such amounts are recorded in current and non-current other receivables and trade payables as of December 31, 2014 and 2013, respectively, and were the following:

	Other receivables		Trade payables
	As of December 31,		As of December 31,
	2014	2013	2014	2013
Riverwood Capital LLC	—	—	—	23
Paldwick S.A.	—	246	—	—
Total	—	246	—	23

21.3 — WPP

The Company provides software and consultancy services to certain WPP subsidiaries. Outstanding balances as of December 31, 2014 and 2013 are as follows:

	As of December 31,
	2014	2013
Grey Global Group Inc.	83	87
Group M Worldwide Inc	125	345
Kantar Media	76	59
Kantar Operations	88	164
TNS	202	178
Young & Rubicam	53	55
Rockfish Interactive Corporation	7	56
Digitarias	—	41
JWT	71	241
Kantar World Panel	—	228
Burson Marsteller	33	—
Frontier Communication	105	—
Fbiz Comunicação Ltda.	56	—
Total	899	1,454

During the year ended December 31, 2014 and 2013, the Company recognized revenues for 6,842 and 8,532, respectively, as follows:

	For the year ended December 31,
	2014	2013
Grey Global Group Inc.	974	635
Group M Worldwide Inc	1,137	1,741
Kantar Group	1,754	306
Kantar Media	—	254
Kantar Operations	—	213
TNS	1,207	1,229

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 21 — RELATED PARTIES BALANCES AND TRANSACTIONS  – (continued)

	For the year ended December 31,
	2014	2013
Young & Rubicam	520	442
Hogarth	—	40
AkQA	—	266
Mindshare	168	423
Rockfish Interactive Corporation	193	122
Digitarias	—	43
JWT	839	921
Burson Marsteller	121	—
Fbiz Comunicação Ltda.	518	—
Geometry Global	146	—
Ogilvy & Mather Brasil Comunication	49	—
Wunderman CATO Johnson S.A	24	—
VML	31	—
Kantar World Panel	—	1,897
Total	7,681	8,532

21.4 — Compensation of key management personnel

The remuneration of directors and other members of key management personnel during each of the three years are as follows:

	For the year ended December 31,
	2014	2013	2012
Salaries and bonuses	3,639	4,153	2,635
Total	3,639	4,153	2,635

The remuneration of directors and key executives is determined by the Board of Directors based on the performance of individuals and market trends.

During 2013, the Company granted 24,999 share options at a strike price of $12.2208. During 2014, the Company granted 296,167 share options at a strike price of $10.

NOTE 22 — EMPLOYEE BENEFITS

22.1 — Share-based compensation plan

In June 2012, the Company decided to replace its SAR program with a share-based compensation program, under which the beneficiary employee has an option to be exercised at the earliest of (i) the effective date of the share option agreement, provided that the employee has been in the continuous employment with the Company (or any of its subsidiaries), (ii) under a liquidity event, as defined in the agreement, or (iii) under an IPO, registered in the U.S. The strike price of the share options was not changed from the original SAR contracts, and has to be paid by the employee in cash at the date of exercise.

Share-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards. Fair value is calculated using Black & Scholes model.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

The share-based compensation agreement related to the change of compensation program was signed by the employees on June 30, 2012. Under this share-based compensation plan, during the year 2013, other share-based compensation agreements were signed for a total of 96,230 options granted. During the year 2014, other share-based compensation agreements were signed for a total of 55,260 options granted.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (seven years after the effective date).

All options vested on the date of modification of the plan or all other non-vested options expire within seven years after the effective date or seven years after the period of vesting finalizes.

In July 2014, the Company adopted a new Equity Incentive Program, the 2014 Plan.

Pursuant to this plan, on July 18, 2014, the first trading day of the Company common shares on the NYSE, the Company made the annual grants for 2014 Plan to certain of the executive officers and other employees. The grants included 589,000 common shares with a vesting period of 4 years, becoming exercisable a 25% of the options on each anniversary of the grant date through the fourth anniversary of the grant. Share-based compensation expense for awards of equity instruments is determined based on the fair value of the awards at the grant date.

Each employee share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry (ten years after the effective date).

The following reconciles the share options outstanding from the beginning of the years ended at December 31, 2014 and 2013:

	As of December 31, 2014		As of December 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	1,497,466	4.56	3,180,907	2.64
Options granted during the year	644,260	10.05	98,731	12.72
Forfeited during the year	(158,370)	8.40	(72,772)	5.76
Exercised during the year	(258,742)	4.21	(1,516,724)	3.24
Repurchased during the year(1)	—	—	(192,676)	3.72
Balance at end of year	1,724,614	5.92	1,497,466	4.56

(1)	The average price amounted to 10.32.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

The following table summarizes the share-based compensation plan at the end of the year:

Grant date	Excerise price ($)	Number of stock options	Number of stock options vested as of December 31, 2014	Fair value at grant date ($)	Fair value vested ($)	Expense as of December 31, 2014 ($)
2006	0.95	33,839	33,839	184	184	—
2007	0.71	341,534	341,534	1,936	1,936	—
	1.40	16,548	16,548	83	83	—
2009	2.08	19,501	19,501	85	85	—
2010	2.48	14,992	14,992	60	60	—
	2.93	19,510	19,510	72	72	—
	3.38	156,528	156,528	518	518	—
2011	2.71	161,773	161,773	626	626	172
	3.38	17,293	17,293	58	58	—
2012	3.61	—	—	—	—	350
	6.77	139,672	128,143	229	211	14
	7.04	18,956	9,111	30	15	14
	9.02	14,341	14,341	14	14	—
2013	12.22	47,169	20,802	117	51	35
	12.54	—	—	—	—	6
	14.40	2,395	718	4	1	1
2014	10.00	581,500	—	1,935	—	—
	13.20	10,920	—	22	—	—
Subtotal		1,596,471	954,633	5,973	3,914	592
Non employees stock options
2010	2.26	11,085	11,085	47	47	—
2011	7.04	72,718	72,718	114	114	—
2014	10.00	44,340	13,302	83	25	25
Subtotal		128,143	97,105	244	186	25
Total		1,724,614	1,051,738	6,217	4,100	617

Deferred income tax asset arising from the recognition of the share-based compensation plan amounted to 3,604 and 1,670 for the years ended December 31, 2014 and 2013, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 22 — EMPLOYEE BENEFITS – (continued)

Share options exercised during the year:

	As of December 31, 2014			As of December 31, 2013
	Number of options exercised	Exercise date	Exercise price	Number of options exercised	Exercise date	Exercise price
Granted in 2006	—		0.00	105,696	March 27	0.84
Granted in 2006	—		0.00	422,784	December 28	0.84
Granted in 2007	—		0.00	73,277	March 27	1.32
Granted in 2007	—		0.00	251,019	December 28	1.32
Granted in 2008	—		0.00	48,167	March 27	1.80
Granted in 2008	—		0.00	203,827	December 28	1.68
Granted in 2009	—		0.00	9,048	March 27	2.04
Granted in 2009	—		0.00	16,690	December 28	2.04
Granted in 2010	1,660	December 21	2.48	94,156	March 27	2.88
Granted in 2010	10,823	December 21	3.38	258,050	December 28	2.88
Granted in 2011	1,922	December 21	2.48	9,608	March 27	2.88
Granted in 2011	—		0.00	10,416	December 28	3.48
Granted in 2012	214,337	December 21	3.61	13,986	December 28	6.96
Granted in 2012	30,000	December 21	9.02
Balance at end of the year	258,742			1,516,724

22.3 — Fair value of share-based compensation granted

Determining the fair value of the stock-based awards at the grant date requires judgment. The Company calculated the fair value of each option award on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected volatility, expected term, risk-free interest rate and dividend yield.

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Assumptions	Granted in 2014 for 2014 plan	Granted in 2014 for 2012 plan	Granted in 2013 for 2012 plan
Stock price	10	10	12.216
Expected option life	6 years	4 years	4 years
Volatility	28%	21%	22%
Risk-free interest rate	2.42%	1.35%	1.24%

See Note 4 for a description of the assumptions.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS

Acquisition of Nextive Solutions LLC and Tecnología Social S.A.

On July 29, 2011 the Company purchased the 100% of shares of Nextive Solutions LLC and Tecnología Social S.A. (“Nextive” and “Tecnología Social”, respectively) and obtained control of the acquired entities.

Nextive and Tecnología Social were engaged in the software development for mobile business and Internet applications. During 2011, these companies were merged into Globant LLC and Sistemas Globales S.A., respectively.

The purchase price agreed for Nextive and Tecnología Social was as follows:

1.	On July 29, 2011, the Company paid 1,395.
2.	On July 29, 2012, the Company paid 1,705 (including 305 of interest) plus 40 to Mr. Burgert.
3.	On July 29, 2013, the Company paid 1,595 (including 220 of interest) plus 80 to Mr. Burgert.
4.	On July 29, 2014, the Company paid 1,485 (including 110 of interest), plus 120 paid to Mr. Burgert.

Mr. Burgert received 77,665 and 42,693 share options on July 29, 2013 and 2012, respectively.

Amounts paid to Mr. Burgert as additional payment as well as the SARs are not considered part of the consideration paid for the business combination, instead they are regarded as remuneration to Mr. Burgert employment.

The consideration transferred for the Nextive and Tecnología Social acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,395
Installment payment	4,046	(a)
Total consideration	5,441

(a)	As of December 31, 2014, total consideration for Nextive and Tecnología Social acquisition was paid. The outstanding balance as of December 31, 2013 amounted to 1,530, classified as current other financial liabilities.

Acquisition of Terraforum

On October 26, 2012, the Company purchased the 100% of shares of Terraforum Consultoria Ltda. (“Terraforum”) and has obtained control of the acquired entity. Terraforum is a limited liability company organized under the laws of Brazil and is engaged in the software development, consulting services and digital applications. Terraforum has generated total revenue of 3.2 million for the ten-month period ended October 31, 2012. Terraforum has four different locations in Brazil: São Paulo, Rio de Janeiro, Curitiba and Belo Horizonte. The total headcount was 58 employees distributed in the four different locations.

The purchase price was payable as follows:

1.	On October 26, 2012 the Company paid R$3,724 (equivalent to 1,837) in cash.
2.	Second payment:
a.	On January 31, 2013, the Company paid 427 including interest.
b.	On March 29, 2013, the Company paid 384 including interest.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

c.	No share options were granted to the individual stockholders.
3.	Third Payment:
a.	On July 31, 2013, the Company paid 467 including interests.
b.	As of September 30, 2013, gross revenue and gross profit target defined for the third payment were not met, thus, no payment was required (See note 27.10.1).
4.	Fourth Payment:
a.	On January 31, 2014, the Company paid 604 including interest.
b.	As of December 31, 2013, gross revenue and gross profit target defined for the fourth payment were not met, thus, no payment was required (see note 27.10.1).
c.	No share options were granted to the individual stockholders.

The consideration transferred for Terraforum acquisition was calculated as follows:

Purchase Price	Amount
Down payment	1,838
Installment payment	3,341	(a)
Total consideration	5,179

(a)	As of December 31, 2014, the total consideration for Terraforum acquisition was paid. The outstanding balance as of December 31, 2013 amounted to 572 including interest, classified as current other financial liabilities.

Acquisition of Globers S.A.

On December 21, 2012, the Company through its subsidiaries Sistemas Globales Buenos Aires S.R.L. and 4.0 S.R.L. purchased the 100% of shares of Globers S.A. (“Globers”) and has obtained control of the acquired entity. Globers is a company organized under the laws of Argentina and is engaged in the travel organization services. Globers had generated total revenue of 595 for the twelve months period ended December 21, 2012. The total headcount was 8 employees.

The purchase price agreed for Globers was as follows:

1.	First payment at December 31, 2012: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.
2.	Second payment at March 1, 2013: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.
3.	Third payment at June 1, 2013: Sistemas Globales Buenos Aires S.R.L. paid 150 in cash.

The consideration transferred for Globers acquisition was calculated as follows:

Purchase Price	Amount
Down payment	150
Installment payment	292
Total consideration	442

Acquisition of Huddle Group

On October 11, 2013, the Company, by accepting the Offer Letter dated October 11, 2013, executed and submitted by Pusfel S.A., a company organized and existing under the laws of Uruguay and ACX Partners

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

One LP, a limited partnership organized and existing under the laws of England (“ACX”, and together with Pusfel, the “Sellers”), entered into a Stock Purchase Agreement to purchase 86.25% of the capital interests of Huddle Investment LLP, a company organized and existing under the laws of England (“Huddle UK”) (the “Stock Purchase Agreement”). Huddle UK owns, directly or indirectly, 100% of the capital stock and voting rights of the following subsidiaries: Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina (“Huddle Argentina”); Huddle Group S.A., a corporation (sociedad anónima) organized and existing under the laws of the Republic of Chile (“Huddle Chile”); and Huddle Group Corp., a corporation organized and existing under the laws of the State of Washington (“Huddle US”, and together with Huddle Argentina and Huddle Chile, the “Huddle Subsidiaries”, and together with Huddle UK, the “Huddle Group”). The closing of the transaction contemplated in the Stock Purchase Agreement took place on October 18, 2013 (the “Closing Date”).

The Huddle Group is engaged in the software development, consulting services and digital applications. As of the date of the Offer letter the total headcount of the Huddle Group was 156 employees distributed in four different locations: Argentina, Chile, United States and United Kingdom.

The aggregate purchase price under the Stock Purchase Agreement was 8,395. Such purchase price may be subject to adjustments based on the future performance of the Huddle Group, and will be payable to the Sellers in seven installments, pro rata to each of the sellers’ ownership percentage (62.802% and 37.198% in the case of ACX and Pusfel, respectively), as follows:

1.	On October 21, 2013 and November 4, 2013, the Company paid a total of 3,436 including interest.
2.	Second installment: On April 21, 2014, the Company paid a total of 2,156, including interests.
3.	Third installment: Based on the gross revenue and gross profit achieved by the Huddle Group for the year 2013, the Company paid on April 22, 2014, 861 and recognized as of December 31, 2013, a gain for 109 arisen on the remeasurement of the liability, included in “Other income and expense, net”.
4.	Fourth installment: On October 25, 2014, the Company paid 870, including interests.
5.	The fifth installment of 647 shall be paid no later than March 31, 2015.
6.	The sixth installment of 187 shall be paid no later than March 31, 2016.
7.	The seventh installment of 115 shall be paid no later than the fifth anniversary date of Closing Date.

The consideration transferred for Huddle Group acquisition was calculated as follows:

Purchase Price	Amount
Down payment	3,019
Installment payment	5,117	(a)(b)
Total consideration	8,136

(a)	Net present value of future installment payments including interest.
(b)	The outstanding balance as of December 31, 2014 and 2013 amounted to 1,308 and 4,638, respectively, including interest; classified 1,045 and 3,803 as current and 263 and 835 as non-current other financial liabilities, respectively.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Minority interest purchase agreement

On October 11, 2013, the Company, by accepting the Offer Letter dated October 11, 2013, executed and submitted by Gabriel Eduardo Spitz (“Mr. Spitz”), entered into a Stock Purchase Agreement (the “Minority Interest SPA”) to purchase an additional 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). According to this agreement, the consideration for the purchase of Spitz interest was agreed to be paid in common shares of the Company to be transferred in three tranches, subject to adjustments based on the future performance of the Huddle Group. If in each tranche the Huddle Group didn’t achieve the target defined in the Minority Interest SPA, the Company was not obliged to buy any portion of Spitz interest.

Additionally, pursuant to a shareholder’s agreement, the Company agreed on a put option over the 13.75% of the remaining interest in Huddle UK effective on April 1, 2016 or in the event of the death or full permanent disability of the non-controlling shareholder, pursuant to which the non-controlling shareholder shall have the right (the “Put Option”) to sell and Globant shall purchase all, but not less than all the shareholder’s non-controlling interest. The aggregate purchase price to be paid by Globant upon exercise of the Put Option shall be equal to the price resulting from valuing the Company at six (6) times EBITDA according to the Company's most recent audited annual financial statements at the time of the delivery of such exercise of the Put Option.

The Company implemented the IFRIC Interpretation DI/2012/2 “Put Options Written on Non-controlling Interests” issued in May 2012 that requires a financial liability initially measured at the present value of the redemption amount in the parent’s consolidated financial statements for written puts on non-controlling interest. Subsequently, the financial liability is measured in accordance with IFRS 9.

As of December 31, 2013, the Company has recognized as non-current other financial liabilities the written put option for an amount of 1,905 equal to the present value of the amount that could be required to be paid to the counterparty discounted at an interest rate of 6.5%. Changes in the measurement of the gross obligation will be recognized in profit or loss.

Pursuant to the shareholder’s agreement, the Company also agreed on a call option over non-controlling interest effective on April 1, 2016 or in the event of termination of employment of the non-controlling shareholder for any reason pursuant to which the Company shall have the right to purchase and the non-controlling interest shareholder shall sell all but not less than all the shareholder’s non-controlling interest then owned by the non-controlling shareholder. The Company calculated the fair value of call option on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the maturity, exercise price, spot, risk-free and standard deviation. See Note 4 for a description of the assumptions.

As of December 31, 2013, the Company has accounted for the call option at its fair value of 984 in a similar way to a call option over an entity’s own equity shares and the initial fair value of the option was recognized in equity.

On October 23, 2014, the Company entered into an agreement to amend the Minority Interest SPA, to purchase the remaining 13.75% of the capital interests of Huddle UK (the “Spitz Interest”). Pursuant to this amendment, Mr. Spitz transferred to the Company the remaining 13.75% of the capital interests of Huddle UK. The consideration for the purchase of Spitz interest, is the amount resulting from valuating Huddle UK at 0.7 times its annual gross revenue for the twelve-month period ended on December 31, 2014 (“2014 Gross revenue”) multiplied by 0.1375; provided that if the 2014 Gross revenue is higher than 7,800, then the purchase price shall be an amount equivalent to 0.8 times the 2014 Gross revenue multiplied by 0.1375. The

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

consideration shall in no case be less than 650. As of December 31, 2014, the consideration amounted to 650 and will be payable in three installments, as follows:

1)	First installment: the amount of 100 was paid on October 23, 2014.
2)	Second installment: shall consist of 50% of the total consideration minus the amount paid in the first installment, and shall be made in cash no later than February 28, 2015
3)	Third installment: shall consist of 50% of the total consideration, paid in the Company shares no later than September 30, 2015.

As a consequence of this amendment, the call and put option explained above were recalled and the Company increased its percentage of shares in Huddle UK to 100%. The carrying amount of the non-controlling interest was adjusted to reflect this transaction. The difference between the amount by which the non-controlling interest was adjusted, and the fair value of the consideration paid was recognized directly in equity and attributed to the owners of the parent.

Acquisition of Bluestar Energy

On October 10, 2014, the Company entered into a Stock Purchase Agreement (“SPA”) with AEP Retail Energy Partners LLC to purchase 100% of the capital stock of BlueStar Energy Holdings, Inc., a Delaware corporation (“BSE Holding”), whose only material asset is 100% of the capital stock of BlueStar Energy S.A.C., a Peruvian company (“BlueStar Peru”). BlueStar Peru is engaged is the business of providing information technology support services to the retail electric industry.

The aggregate purchase price under the SPA amounted to 1,357, equal to the net working capital of BlueStar Energy Holdings, Inc. as of the acquisition date. Jointly with this SPA, the Company signed with AEP Energy Inc. a consulting services agreement, to provide software services in the United States and other jurisdictions for the following three years. The fair value of this agreement was recognized as an intangible asset as of the date of acquisition for an amount of 472, which originated a gain for a bargain business combination for the same amount included in “Other income and expense, net”.

As of December 21, 2014 the Company changed the legal name of Bluestar Energy S.A.C. to Globant Peru S.A.C.

Outstanding balances of financial liabilities related to the abovementioned acquisitions as of December 31, 2014 and 2013 are as follows:

	As of December 31, 2014		As of December 31, 2013
	Other financial liabilities – current	Other financial liabilities – non current	Other financial liabilities – current	Other financial liabilities – non current
Nextive and Tecnología Social S.A.	—	—	1,530	—
Terraforum consultoría Ltda.	—	—	572	—
Huddle Group	1,045	263	3,803	835
Dynaflows	—	—	118	—
Put option on minority interest	—	—	—	1,905
Total	1,045	263	6,023	2,740

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Purchase Price Allocation

Assets acquired and liabilities incurred at the date of acquisition in the business combinations above mentioned are as follows:

	Nextive and Tecnología Social S.A.	Globers S.A.	Terraforum consultoría Ltda.	Huddle Group	Bluestar Energy
Current Assets
Cash and cash equivalents	272	235	29	1,226	1,575
Trade receivables	924	350	585	1,475	—
Other receivables	48	125	28	54	471
Non current assets
Porperty and equipment	350	5	214	233	105
Intangibles	—	—	2,050	2,210	472
Other receivables	—	—	—	915	42
Goodwill(1)	4,082	111	2,681	4,226	—
Current liabilities
Trade and other payables	(229)	(384)	(408)	(378)	(360)
Borrowings	—	—	—	(441)	—
Deferred tax liabilities	(6)	—	—	—	(194)
Payroll and social security	—	—	—	(761)	(282)
Provision for contingencies	—	—	—	—	—
Non controlling interest	—	—	—	(623)	—
Gain from bargain business combination(2)	—	—	—	—	(472)
Total consideration	5,441	442	5,179	8,136	1,357

(1)	Goodwill arising from Globers S.A., and Huddle Group are not deductible for tax purposes. Goodwill arising from the acquisition of Terraforum Consultoria Ltda. is deductible for tax purposes.
(2)	As the total amount paid for Bluestar Energy is less than the fair value of the assets and liabilities recognized at the date of acquisition, the Company has recorded a gain from bargain business combination.

Goodwill arose in the acquisition of TerraForum because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, non-compete agreement, future market development and the assembled workforce of TerraForum. Only the customer relationships and non-compete agreements are recognized as intangibles. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising in the acquisition of Globers because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies and the assembled workforce of Globers. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 23 — BUSINESS COMBINATIONS – (continued)

Goodwill has arisen in the acquisition of Huddle Group because the cost of the equity interest acquired included a control premium. In addition, the consideration paid for this acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, customer relationships, future market development and the assembled workforce of Huddle Group. Only the customer relationships are recognized as intangibles. The other benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The fair values of the receivables acquired do not differ from their gross contractual amount.

Acquisition related expenses were not material and were recognized directly as expense for each period.

Impact of acquisitions on the results of the Company

The net loss for the year ended December 31, 2012 includes a loss of 64 attributable to the business generated by Terraforum. Revenue for the year ended December 31, 2012 included 881 related to the business of that company. Had the business combination of Terraforum and Globers been effected at January 1, 2012, the consolidated revenue of the Company would have been 132,702, the net loss for the year ended December 31, 2012 would have been 1,658 and losses per share would have amounted to ($0.06).

The net income for the year ended December 31, 2013 includes a loss of 60 attributable to the business generated by the Huddle Group. Revenue for the year ended December 31, 2013 included 2,112 related to the business of that company. Had the business combination of the Huddle Group been effected at January 1, 2013, the consolidated revenue of the Company would have been 166,076, the net income for the year ended December 31, 2013 would have been 13,696 and earnings per share would have amounted to $0.50.

The net income for the year ended December 31, 2014 includes a gain of 393 attributable to the business generated by Bluestar Energy. Revenue for the year ended December 31, 2014 included 1,058 related to the business of that company. Had the business combination of Bluestar Energy been effected at January 1, 2014, the consolidated revenue of the Company would have been 203,345, the net income for the year ended December 31, 2014 would have been 25,655 and earnings per share would have amounted to $0.83.

Directors consider these “pro-forma” numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods.

NOTE 24 — SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 24 — SEGMENT INFORMATION – (continued)

The following table summarizes revenues by geography:

	For the year ended December 31,
	2014	2013	2012
North America
United States of America	160,376	126,038	103,905
Canada	2,721	2,805	2,023
Subtotal North America	163,097	128,843	105,928
Europe
Spain	1,795	2,389	1,263
Ireland	1,649	1,431	1,636
United Kingdom	5,546	8,122	7,978
Others	2,714	922	581
Subtotal Europe	11,704	12,864	11,458
Latin America and others
Argentina	4,248	5,484	4,935
Brazil	3,078	3,848	1,671
Colombia	3,069	3,913	4,296
Chile	8,974	1,756	45
Uruguay	3,626	1,571	445
Others	1,809	45	71
Subtotal Latin America and others	24,804	16,617	11,463
TOTAL	199,605	158,324	128,849

The revenues by geography were determined based on the country where the sale took place. There are no revenues generated in the country of the Company’s domicile, Luxembourg, for any of the years presented.

The Company had no single customer accounting for 10% or more of revenues for the years ended December 31, 2014, 2013 or 2012.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	As of December 31,
	2014	2013
Argentina	21,956	26,980
Spain	1,509	509
United States of America	1,558	879
Brazil	3,057	3,814
Uruguay	1,351	1,849
Luxembourg	6,064	6,383
Other countries	4,285	767
TOTAL	39,780	41,181

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS

25.1 — Bank and financial institutions

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows:

	As of December 31,
	2014	2013
HSBC bank (Argentina)	252	438
Banco Santander Rio (Argentina)	654	1,596
Banco del Chaco (Argentina)	17	35
Banco Galicia (Argentina)	2	67
Banco Ciudad (Argentina)	2	40
Banco Phenix (Argentina)	82	129
Apple Financial Services (United States)	72	71
Financial institution – Leasing (Uruguay)	195	—
Bradesco (Brazil)	9	—
Bridge Bank (United States)	—	9,419
TOTAL	1,285	11,795

Such balances were included in the consolidated balance sheets as follows:

	As of December 31,
	2014	2013
Current borrowings	513	1,048
Non-current borrowings	772	10,747
TOTAL	1,285	11,795

Movements in borrowings are analyzed as follows:

	As of December 31,
	2014	2013
Balance at the beginning of year	11,795	11,782
Proceeds of new borrowings	257	4,393
Payment of borrowings	(10,010)	(3,783)
Accrued interest	(6)	82
Foreign exchange	(751)	(679)
TOTAL	1,285	11,795

25.1.1 — Bridge Bank

On May 6, 2011, the Company through its subsidiary, Globant LLC, signed a revolving credit line with Bridge Bank to finance its activities. The initial amount of the credit line was up to 10,000. The credit line allows Globant LLC to request the bank to advance funds. The initial maturity date of the credit line was May 6, 2013. During the year ended December 31, 2013, Globant LLC renewed this loan agreement with Bridge Bank, for a revolving line of credit of up to 15,000. The maturity date was extended to May 6, 2015.

The advances bear interest at a rate equal to the last variable rate published by the Bridge Bank plus 0.25%, subject to the condition that the applicable rate is at least equal or greater than an annual rate of 3.25%. Moreover, if any payment is not made within 10 days after the date such payment (capital on interest)

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 25 — BORROWINGS – (continued)

is due, Globant LLC must pay to the bank a late fee equal to the lesser of 5% of the amount of such unpaid amount or the maximum amount permitted to be charged under applicable U.S. law, not in any case to be less than 25 U.S. dollars.

Interest is due and payable on the tenth calendar day of each month. Globant LLC may prepay any advance in whole or in part at any time without penalty or premium.

During 2013, Globant LLC increased its borrowings by 1,500. At December 31, 2013, Globant LLC had outstanding borrowings of 9,419, including interest. At December 31, 2014, the borrowing was totally paid.

25.1.2 — Argentine subsidiary’s loan agreements

The Company, through its Argentine subsidiaries, Sistemas Globales S.A. and Huddle Group S.A., entered into several loan agreements with HSBC, Santander Rio, Galicia, Ciudad, Comafi and Nuevo Banco del Chaco.

Balances as of December 31, 2014 and 2013 were the following:

	As of December 31,
	2014	2013
HSBC bank (Argentina)	252	438
Banco Santander Rio (Argentina)	654	1,596
Banco del Chaco (Argentina)	17	35
Banco Galicia (Argentina)	2	67
Banco Ciudad (Argentina)	2	40
Banco Phenix (Argentina)	82	129
TOTAL	1,009	2,305

These loans contain accelerating clauses applicable to Sistemas Globales S.A. that would cause outstanding principal and interest to be due and payable mainly under the following circumstances: 1) upon default on any of the commitments assumed under the loan agreement; 2) upon Sistemas Globales S.A. becoming insolvent or bankrupt; 3) if Sistemas Globales S.A. is unable to comply with its obligations; 4) if any governmental authority confiscates, nationalizes or expropriates some or all assets or all equity interest of Sistemas Globales S.A.; 5) if the board of directors of Sistemas Globales S.A. authorizes the liquidation of the entity; 6) if Sistemas Globales S.A. does not comply with duly tax payments; 7) if Sistemas Globales S.A. pledges its equity shares; or 8) if Sistemas Globales S.A. grants a pledge or mortgage on its assets.

As of December 31, 2014, Sistemas Globales S.A. was in compliance with all the covenants included in the financing agreements.

As of December 31, 2014 and 2013, Huddle Group S.A.’s loans did not contain covenants.

NOTE 26 — OPERATING AND FINANCE LEASES

The Company is obligated under various operating leases for office space and office equipment. Total lease expense incurred under these leases was approximately 8,830; 8,193 and 7,025 for the years ended December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014 and 2013, the Company recognized some agreements related to computer leases as finance leases ending in the year 2015. Thus, the amount of computer equipment and software included 246 and 185 under finance lease agreements, as of December 31, 2014 and 2013,

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 26 — OPERATING AND FINANCE LEASES – (continued)

respectively. The related liability arises to 359 and 200, out of which 237 and 165 are classified as current borrowings; and 122 and 35 as non-current borrowings, as of December 31, 2014 and 2013, respectively.

Future fixed minimum annual lease commitments are as follows at December 31, 2014:

Year	Amount
2015	7,623
2016	4,822
2017	2,883
2018	2,346
2019	1,756

NOTE 27 — FINANCIAL INSTRUMENTS

27.1 — Categories of financial instruments

	As of December 31,
	2014	2013
Financial assets
Cash and cash equivalents	34,195	17,051
HFT assets	12,526	10,618
Available-for-sale assets	15,458	—
Other financial assets	—	300
Loans and receivables	55,225	46,751
Financial liabilities
Amortized cost
Trade payables	5,673	8,016
Payroll and social security taxes	20,967	17,823
Borrowings	1,285	11,795
Other financial liabilities(1)	1,308	7,900
Tax liabilities	3,446	5,190
Other liabilities	173	24

(1)	As of December 31, 2013, other financial liabilities includes 861 related to the contingent liability arose in Huddle Group acquisition, which is measured at fair value (see note 27.10.1).

At the end of the reporting years, there were no loans or receivables designated at fair value through profit or loss. The carrying amounts reflected above represents the Company’s maximum exposure to credit risk for such loans and receivables.

27.2 — Market risk

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates and interest rates, and liquidity risk.

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not use derivative instruments to hedge its exposure to risks.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

27.3 — Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

Except in TerraForum and Globers, the subsidiary’s functional currency is the U.S. dollar. In 2014, 92% of the Company’s revenues are denominated in U.S. dollars. Because the majority of its personnel are located in Latin America, the Company incurs the majority of its operating expenses and capital expenditures in non-U.S. dollar currencies, primarily the Argentine peso, Uruguayan peso, Brazilian Reais and Colombian peso.

Foreign exchange sensitivity analysis

The Company is mainly exposed to Argentine pesos.

The following table details the Company’s sensitivity to a 30% increase and decrease in the U.S. dollar against the relevant foreign currency. The sensitivity analysis includes outstanding foreign currency denominated monetary items at December 31, 2014 and adjusts their translation at the year-end for a 30% change in U.S. dollars against the relevant foreign currency and the same change that affects net income as certain costs are incurred in Argentine pesos.

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease
Net balances	Argentine pesos	21,267	(4,908)	6,380
	Total	21,267	(4,908)	6,380

			Gain/(loss)
Account	Currency	Amount	30% Increase	30% Decrease
Costs	Argentine pesos	(101,165)	23,346	(30,350)
	Total	(101,165)	23,346	(30,350)

The estimated effect in net gain for the year ended December 31, 2014 due to a 30% increase in the U.S. dollar against the Argentine peso is a gain of 18,438 and such effect due to a 30% decrease in the U.S. dollar against the Argentine peso is a loss of a 23,970.

27.4 — Interest rate risk management

The Company’s exposure to market risk for changes in interest rates relates primarily to its cash and bank balances and its credit facilities. The Bridge Bank loan bears interest at rate ranging from 3.25% to 4% (depending on the amount drawn). The Company’s credit lines in Argentina bear interest at fixed rates ranging from 15.25% and 15.50% in local currency (equivalent to an interest rate around 3.75% and 4%). The Company does not use derivative financial instruments to hedge its risk of interest rate volatility.

27.5 — Liquidity risk management

The Company’s primary sources of liquidity are cash flows from operating activities and borrowings under credit facilities. See note 25.1.1.

Management monitors rolling forecasts of the Company’s liquidity position on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

	Expected Maturity Date
	2015	2016	2017	Thereafter	Total
Borrowings	283	643	—	—	926
Interest to be paid	161	103	—	—	264
Finance leases	230	80	49	—	359
Other financial liabilities	1,045	173	—	90	1,308
TOTAL	1,719	999	49	90	2,857

27.6 — Concentration of credit risk

The Company derives revenues from clients in the U.S. (approximately 80%) and clients related from diverse industries. For the years ended December 31, 2014, 2013 and 2012, the Company’s top five clients accounted for 27.8%, 25.3% and 27.7% of its revenues, respectively. No single customer accounted for 10% or more of revenues for the years ended December 31, 2014, 2013 and 2012.

27.7 — Fair value of financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current and non-current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the consolidated statement of financial position as of December 31, 2014 and 2013, approximate to their fair values. Other financial liabilities, including borrowings, are subsequently measured at amortised cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

27.8 Available-for-sale investments

As of December 31, 2014, the Company has acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. for an amount of 15,458. LEBAC are short-term securities issued and tendered by the Argentine Central Bank, denominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBAC do not pay interest during the life of the instrument. Instead, LEBAC are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine pesos.

Changes in the carrying amount of AFS financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income.

27.9 — Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

–	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

–	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
–	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	12,526	—	12,526
LEBACs	—	15,458	—	15,458

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	9,634	—	9,634
Call option on minority interest (see note 23)	—	—	984	984
Financial liabilities
Put option on minority interest (see note 23)	—	—	1,905	1,905

There were no transfers of financial assets between Level 1 and Level 2 during the period.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

27.10 Level 3

27.10.1 Contingent consideration

As explained in note 23, the acquisition of Terraforum included a contingent consideration agreement which was payable on a deferred basis and which will be subject to reduction upon the occurrence of certain events relating, among other things, to the acquired company’s gross revenue and gross profit for the year ending December 31, 2013.

As of December 31, 2013, the Company remeasured the fair value of the contingent consideration related to the acquisition of Terraforum described above, considering that the gross revenue and gross profit target established by the Third payment and Forth payment, as defined in the purchase agreement, was not met. Thus, no further payment will be required. Gain arising from the change in fair value amounted to 1,703.

A reconciliation of the contingent consideration from opening to closing balances is as follows:

Balance as of January 1, 2013	2,179
Payments	(571)
Accrued interest	160
Remeasurement of contingent consideration	(1,703)
Translation	(65)
Balance as of December 31, 2013	—

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 27 — FINANCIAL INSTRUMENTS – (continued)

27.10.2 Put and call option on minority interests

The discounted consideration of the put option over non-controlling interest of 1,906 as of December 31, 2013, was estimated by discounting six (6) times EBITDA according to the Huddle Group’s most recent audited annual financial statements by using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the put option, and (ii) risk-adjusted discount rate (6.5%).

The fair value of the call option on minority interest of 984 as of December 31, 2013, was estimated by using the Black & Sholes method considering the EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option to present value using a risk-adjusted discount rate.

The expected payment is determined by considering the possible scenarios. The significant unobservable inputs used are: (i) forecasted EBITDA of the Huddle Group’s most recent audited annual financial statements at the time of the delivery of such exercise of the call option, and (ii) risk-adjusted discount rate (0.5%).

As of October 23, 2014, the Company replaced the put and call option with the consideration agreed in the amendment to this agreement, explained in note 23 to these consolidated financial statements.

27.10.3 Foreign exchange futures contracts

During the year ended December 31, 2014, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A. have acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine pesos due to the risk of exposure to fluctuations in foreign currency.

These futures contracts have daily settlements, in which the futures value changes daily according to prices published in Rosario Futures Exchange (“ROFEX”). It is considered as the fair value of the futures contracts the rates published in ROFEX at the closing of each day. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS Sociedad de Bolsa S.A. primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar — Argentine peso, the companies perceive a gain or loss for the difference. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. As of December 31, 2014 the Company recognized a loss for an amount of 1,094.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collaterals in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of December 31, 2014, Globant S.A. held the amounts in LEBACS in a ROFEX account, for an amount of 2,089. In addition, the companies must keep a 10% of the value of those collaterals in SBS Sociedad de Bolsa S.A. primary account. This ensures minimal funding, in case SBS Sociedad de Bolsa S.A. has to transfer funds to ROFEX if losses are generated by daily settlements.

NOTE 28 — CONTINGENCIES

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (“FAECYS”) filed a lawsuit against the Company’s Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 28 — CONTINGENCIES – (continued)

FAECYS’s claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales’s employees from October 2006 through October 2011.

Although the Company believes Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of the Company’s management and its legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at December 31, 2014. Management estimates that the amount of possible loss as of the date of issuance of these financial statements ranges between 950 and 1,000, including legal costs and expenses.

As of December 31, 2014, the Company is also a party in certain labor claims where the risk of loss is considered possible. The final resolution of these claims is not likely to have a material effect on the Company’s financial position and results of operations.

NOTE 29 — CAPITAL AND RESERVES

As a result of the reorganization discussed in note 1, the Company accounted for this transaction as a merger between entities under common control; accordingly, the historical financial statements of Globant Spain for periods prior to this transaction are considered to be the historical financial statements of Globant Lux. No changes in capital structure, assets or liabilities resulted from this transaction, other than the increase in share capital which has been treated similar to a stock dividend.

29.1 Issuance of common shares

On December 21, 2014, 258,742 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 15 employees. Options were exercised at an average price of $4.21 per share.

On July 23, 2014, the Company successfully completed the initial public offering (IPO) of common shares, which were listed on the New York Stock Exchange. The Company issued 4,350,000 common shares, at a price of $10 per share, raising an overall amount of approximately 40,455, net of underwriting discounts for an amount of 3,045. After the deduction of IPO related expenses for an amount of 2,722, the net increase of capital and shared premium from the offering totaled 37,733. In addition, certain of the existing shareholders sold 2,377,500 of their shares, at a price of $10 per share.

On July 15, 2014, the Company increased its issued capital in an amount of $12.60 that has been paid out of available reserves currently recorded in the accounts of the Company.

On November 28, 2013, 1,064,869 common shares were issued in respect of vested options arising from the 2012 share based compensation plan, exercised by 57 employees. Options were exercised at an average price of $2.04 per share. Additionally, the Company delivered 111,892 common shares, held as treasury stock until that date, in respect of vested options arising from the 2012 share based compensation plan, exercised by 8 employees. Options were exercised at an average price of $0.84 per share.

On January 28, 2013, 339,952 common shares were issued after in respect of options arising from the 2012 share-based compensation plan were exercised by 115 employees. Options were exercised at an average price of $1.8 per share, amounting to a total of 622.

In January 2013, WPP Luxembourg Gamma Three S.à. r.l. (“WPP”) subscribed 527,638 common shares with nominal value of $1.20 each and additional paid-in-capital of 5,815 for a total of 6,448. The Company used these proceeds to retire 20% of the existing options (see note 22.2) and to acquire shares held by certain employees and Endeavor Catalyst Inc.

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 29 — CAPITAL AND RESERVES – (continued)

In January 18, 2012, Endeavor Global, Inc. made a capital contribution in Globant Spain in the amount of 1,559 Euros (equivalent to 2,000) and 3,417 share options in exchange for 10,685 shares. The costs of this transaction amounted to 41.

29.2 Repurchase of shares

In April 2013, the Company repurchased 339,952 shares from its employees for an amount of 4,155, recorded as a reduction in equity.

On January 10, 2012, the Company repurchased from Paldwick 16,282 shares for an amount of 1,730, recorded as a reduction in equity.

29.3 Repurchase of options

During the year ended December 31, 2013, the Company repurchased 192,676 share options from its employees and deducted them directly from additional paid in capital for an amount of 1,971. No gain or loss was recognized on the purchase of share options.

29.4 Reverse Share Split

On June 18, 2014, the extraordinary general meeting of shareholders of the Company conditionally approved (a) the reclassification of the existing 10 classes of shares of the Company into a single class of common shares all having the same economic and voting rights and (b) the amendment of the Company’s issued share capital of 34,794 to reflect 28,995,158 common shares having a nominal value of 1.20 per share, in each case, conditional upon and with effect solely from and after the approval at a subsequent extraordinary general meeting of shareholder of the Company of a change in the nominal value of the existing shares of the Company from 0.10 per share to 1.20 per share and, concurrently therewith, the effecting of a 1-for-12 reverse share split so that the existing shares of the Company having a nominal value of 0.10 per share shall be exchanged against new common shares of the Company having a nominal value of 1.20 per share, such subsequent extraordinary general meeting occur not later than the business day prior to the business day on which the U.S. Securities and Exchange Commission declares the Company’s registration statement on Form F-1 effective. All issued and outstanding shares and options exercisable for shares have been adjusted to reflect this reclassification and reverse share split for all periods presented.

The table below summarizes the impact on the Company’s issued shares of giving effect to the reclassification and reverse share split described in the preceding paragraph:

Ordinary shares
Balance at January 1, 2012	1,031,399
Contribution by owners	10,685
Repurchase of shares	(16,282)
Company Reorganization	26,264,946
Balance at December 31, 2012	27,290,748
Contribution by the owners	527,638
Issuance of shares under share-based compensation plan	1,516,724
Repurchase of shares	(339,952)
Balance at December 31, 2013	28,995,158
Contribution by the owners	4,350,000
Issuance of shares under share-based compensation plan	258,742
Balance at December 31, 2014	33,603,900

GLOBANT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currencies)

NOTE 30 — APPROPRIATION OF RETAINED EARNINGS UNDER SUBSIDIARIES’ LOCAL LAW

In accordance with Argentine and Uruguayan Law, subsidiaries of the Company must appropriate at least 5% of net income for the year to a legal reserve, until such reserve equals 20% of their respective capital stock amounts. As of December 31, 2014, the legal reserve amounted to 861 for all Argentine subsidiaries and as of that date was fully constituted.

As of December 31, 2014, the legal reserve amounted to 42 for the Company’s Uruguayan subsidiary and as of that date was fully constituted.

In accordance with Colombian law, the Company’s Colombian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 50% of its respective capital stock amount. As of December 31, 2014, there was a legal reserve of 0.4 that was fully constituted.

Under Spanish law, Globant Spain must appropriate 10% of its standalone profit to a legal reserve until such reserve equals to 20% of their respective capital stock amounts. As of December 31, 2014, no reserve had been constituted.

In accordance with Brazilian Law, 5% of the net profit shall be allocated to form the legal reserve, which may not exceed 20% of the capital. The corporation may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve, exceeds 30% of the capital. The Company’s Brazilian subsidiary did not have a legal reserve as of December 31, 2014.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. If the legal reserve exceeds 10% of the Company’s issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution. As of December 31, 2014, no reserve had been constituted.

In accordance with Peru law, the Company’s Peruvian subsidiary must appropriate at least 10% of net income for the year to a legal reserve, until such reserve equals 20% of its capital stock amounts. As of December 31, 2014, no reserve had been constituted.

NOTE 31 — SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2014 in accordance to IAS 10 ‘Events after the reporting period’, through March 9, 2015, which is the date that the consolidated financial statements were made available for issuance.

NOTE 32 — APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements were approved by the Board of Directors on March 9, 2015.

Martín Migoya
President

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME (UNAUDITED)
(in thousands of U.S. dollars, except per share amounts)

	Notes	For the Three months ended
		March 31, 2015	March 31, 2014
Revenues(1)		54,512	43,125
Cost of revenues(2)(4)	7.1	(34,614)	(26,359)
Gross profit		19,898	16,766
Selling, general and administrative expenses(3)(4)	7.2	(15,457)	(12,941)
Impairment of tax credits, net of recoveries	6.1	1,820	(416)
Profit from operations		6,261	3,409
Gain on transactions with bonds	4.4	3,984	2,606
Finance income	8	2,557	4,516
Finance expense	8	(2,736)	(5,458)
Finance expense, net		(179)	(942)
Other income and expenses, net		(3)	(33)
Profit before income tax		10,063	5,040
Income tax	6	(2,558)	(1,616)
Net income for the period		7,505	3,424
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit and loss:
– Exchange differences on translating foreign operations		(604)	154
Total comprehensive income for the period		6,901	3,578
Net income attributable to:
Owners of the Company		7,505	3,372
Non-controlling interest		—	52
Net income for the period		7,505	3,424
Total comprehensive income for the period attributable to:
Owners of the Company		6,901	3,526
Non-controlling interest		—	52
Total comprehensive income for the period		6,901	3,578
Earnings per share(5)
Basic		0.22	0.12
Diluted		0.22	0.11
Weighted average of outstanding shares (in thousands)
Basic		33,621	28,995
Diluted		34,481	29,957

(1)	Includes transactions with related parties for 1,244 and 2,422 as of March 31, 2015 and 2014, respectively (see note 18).
(2)	Includes depreciation and amortization expense of 1,107 and 855 for the three months ended March 31, 2015 and 2014, respectively.

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME (UNAUDITED) – (Continued)
(in thousands of U.S. dollars, except per share amounts)

(3)	Includes depreciation and amortization expense of 1,195 and 938 for the three months ended March 31, 2015 and 2014, respectively.
(4)	Includes share-based compensation expense of 5 and 4 under cost of revenues; and 9 and 4 under selling, general and administrative expenses for the three months ended March 31, 2015 and 2014, respectively.
(5)	The Company has given retroactive effect to the number of the shares in order to reflect the new capital structure after the reverse share split in each of the periods presented as explained in note 12.2.

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 (UNAUDITED)
(in thousands of U.S. dollars)

	Notes	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents		28,235	34,195
Investments	4.3	41,641	27,984
Trade receivables(1)		39,424	40,056
Other receivables		16,099	14,253
Total current assets		125,399	116,488
Non-current assets
Other receivables		932	916
Deferred tax assets		4,720	4,881
Investment in associates	9	750	750
Property and equipment	10	20,615	19,213
Intangible assets	11	5,794	6,105
Goodwill		12,420	12,772
Total non-current assets		45,231	44,637
TOTAL ASSETS		170,630	161,125
LIABILITIES
Current liabilities
Trade payables		3,842	5,673
Payroll and social security taxes payable		22,668	20,967
Borrowings	13	457	513
Other financial liabilities		831	1,045
Tax liabilities		4,667	3,446
Other liabilities		89	173
Total current liabilities		32,554	31,817
Non-current liabilities
Borrowings	13	630	772
Other financial liabilities		266	263
Provisions for contingencies	15	894	794
Total non-current liabilities		1,790	1,829
TOTAL LIABILITIES		34,344	33,646
Capital and reserves
Issued capital		40,690	40,324
Additional paid-in capital		51,816	50,276
Foreign currency translation reserve		(1,315)	(711)
Retained earnings		45,095	37,590
Total equity		136,286	127,479
TOTAL EQUITY AND LIABILITIES		170,630	161,125

(1)	Includes balances due from related parties of 1,177 and 899 as of March 31, 2015 and December 31, 2014, respectively (note 18).

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)
(in thousands of U.S. dollars except number of shares issued)

	Number of shares issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at December 31, 2013	28,995,158	34,794	12,468	12,389	(278)	59,373	492	59,865
Share-based compensation plan	—	—	8	—	—	8	—	8
Other comprehensive income for the period, net of income tax	—	—	—	—	154	154	—	154
Net income for the period	—	—	—	3,372	—	3,372	52	3,424
Balance at March 31, 2014	28,995,158	34,794	12,476	15,761	(124)	62,907	544	63,451

	Number of shares issued(1)	Issued capital	Additional paid-in capital	Retained earnings (losses)	Foreign currency translation reserve	Attributable to owners of the Parent	Non- controlling interests	Total
Balance at December 31, 2014	33,603,900	40,324	50,276	37,590	(711)	127,479	—	127,479
Issuance of shares under share-based compensation plan (note 12.1)	305,347	366	1,056	—	—	1,422	—	1,422
Share-based compensation plan	—	—	484	—	—	484	—	484
Other comprehensive income for the period, net of income tax	—	—	—	—	(604)	(604)	—	(604)
Net income for the period	—	—	—	7,505	—	7,505	—	7,505
Balance at March 31, 2015	33,909,247	40,690	51,816	45,095	(1,315)	136,286	—	136,286

(1)	All shares are issued, authorized and fully paid. Includes the effect of the retroactive application of 1-for-12 reverse share split (see note 12.2).

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)
(in thousands of U.S. dollars)

	For the Three months ended
	March 31, 2015	March 31, 2014
Cash flows from operating activities
Net income for the period	7,505	3,424
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Share-based compensation expense	14	8
Current income tax	1,977	1,327
Deferred income tax	581	289
Depreciation of property and equipment	1,490	1,114
Amortization of intangible assets	812	679
Allowance for doubtful accounts	33	199
Allowance for claims and lawsuits	130	10
Accrued interest	68	366
Gain on transactions with bonds	(3,984)	(2,606)
Net gain arising on financial assets classified as held-for-trading	(152)	(658)
Net gain arising on financial assets classified as held-to-maturity	(1,275)	—
Allowance for impairment of tax credits, net of recoveries	(1,820)	416
Exchange differences	1,281	1,837
Changes in working capital:
Net decrease (increase) in trade receivables	145	(127)
Net increase in other receivables	(74)	(946)
Net (decrease) increase in trade payables	(458)	250
Net increase in payroll and social security taxes payable	2,528	169
Net increase in tax liabilities	587	618
Utilization of provision of contingencies	—	22
Net decrease in other liabilities	(38)	(128)
Cash provided by operating activities	9,350	6,263
Income tax paid	(2,248)	(1,530)
Net cash provided by operating activities	7,102	4,733
Cash flows from investing activities
Acquisition of property and equipment(1)	(3,961)	(5,809)
Acquisition of intangible assets(2)	(901)	(216)
Acquisition of held-for-trading investments	(19,599)	(16,190)
Proceeds from sale of held-for-trading investments	14,650	13,071
Acquisition of bonds	(10,985)	(6,990)
Proceeds from sale of bonds	14,969	9,596
Payments related to forward contracts	(751)	—
Acquisition of financial assets classified as held-to-maturity	(23,090)	—
Disposal of financial assets classified as held-to-maturity	15,721	—
Seller financing	(225)	(366)
Net cash used in investing activities	(14,172)	(6,904)

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED) – (Continued)
(in thousands of U.S. dollars)

	Three months ended
	March 31, 2015	March 31, 2014
Cash flows from financing activities
Proceeds from the issuance of shares under the share-based compensation plan	1,422	—
Repayment of borrowings	(205)	(99)
Proceeds from borrowings	24	—
Payment of offering costs	—	(346)
Cash provided by financing activities	1,241	(445)
Interest paid	(33)	(138)
Net cash provided by (used in) financing activities	1,208	(583)
Effect of exchange rate changes on cash and cash equivalents	(98)	(1,106)
Decrease in cash and cash equivalents	(5,960)	(3,860)
Cash and cash equivalents at beginning of the year	34,195	17,051
Cash and cash equivalents at end of the period	28,235	13,191

(1)	In the three months ended March 31, 2015 and 2014, included 196 and 64 of acquisition of property and equipment financed with trade payables, respectively. During the three months ended March 31, 2015 and 2014, the Company paid 1,207 and 3,533 related to property and equipment acquired in 2014 and 2013, respectively.
(2)	In the three months ended March 31, 2015 and 2014, included 4 and 47 of acquisition of intangible assets financed with trade payables, respectively. During the three months ended March 31, 2015, the Company paid 216 related to intangible assets acquired in 2014.

The accompanying notes 1 to 19 are an integral part of these condensed interim consolidated financial statements.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 1 — COMPANY OVERVIEW

Globant S.A. is a company organized in the Grand Duchy of Luxembourg, primarily engaged in the designing and engineering of software development through its subsidiaries (hereinafter the “Company” or “Globant Lux” or “Globant Group”). The Company specializes in providing services such as application development, testing, infrastructure management, application maintenance and outsourcing, among others.

The Company’s principal operating subsidiaries and countries of incorporation as of March 31, 2015 were the following: Sistemas UK Limited in the United Kingdom, Globant LLC and Huddle Group Corp. in the United States of America (the “U.S.”), Sistemas Globales S.A., IAFH Global S.A. and Huddle Group S.A. in Argentina, Sistemas Colombia S.A.S. in Colombia, Global Systems Outs S.R.L. de C.V. in Mexico, Sistemas Globales Uruguay S.A. in Uruguay, TerraForum Consultoria Ltda. in Brazil; Sistemas Globales Chile Ases. Ltda. and Huddle Group S.A. in Chile and Globant Peru S.A.C. in Peru.

The Globant Group provides services from development and delivery centers located in the U.S. (San Francisco, New York and Washington), Argentina (Buenos Aires, Tandil, Rosario, Tucuman, Córdoba, Resistencia, Bahia Blanca, Mendoza, Mar del Plata, Santa Fe and La Plata), Uruguay (Montevideo), Colombia (Bogota and Medellin), Brazil (São Paulo), Peru (Lima), Chile (Santiago) and Mexico (Mexico City) and it also has client management centers in the U.S. (San Francisco and Boston) and the United Kingdom (London). The Company also has centers of software engineering talent and educational excellence, primarily across Latin America.

Substantially all revenues are generated in the U.S. and United Kingdom, through subsidiaries located in those countries. Substantially all the Company’s workforce is located in Argentina. The Argentine subsidiaries bill the use of such workforce to those U.S. and United Kingdom subsidiaries.

The Company’s address is 5 rue Guillaume Kroll, L-1882, Luxembourg.

NOTE 2 — BASIS OF PREPARATION

The accompanying condensed interim consolidated statement of financial position as of March 31, 2015, the condensed interim consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three months ended March 31, 2015 and 2014 and the explanatory notes to the condensed interim consolidated financial statements are unaudited and are prepared for interim financial information. These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Consequently, all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are not included herein, hence, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for each of the three years in the period ended December 31, 2014 included in the Company’s Annual Report on Form 20-F for 2014 filed with the Securities and Exchange Commission. In the opinion of management, these unaudited condensed interim consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2014 presented in these unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements for the year ended December 31, 2014.

The results of operations for three months ended March 31, 2015 and 2014 are not necessarily indicative of the results for the full years. The Company believes that the disclosures are adequate to make the information presented not misleading.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 2 — BASIS OF PREPARATION  – (continued)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 11, 2015, which is the date that the condensed interim financial statements were available for issuance.

NOTE 3 — BASIS OF CONSOLIDATION

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and subsidiaries included are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2014.

NOTE 4 — ACCOUNTING POLICIES

Except as described below, these unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s audited consolidated financial statements for each of the three years in the period ended December 31, 2014.

4.1 — Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at March 31, 2015 as described in note 2.1 to the Company’s consolidated financial statements for the year ended December 31, 2014. The new and revised standards and interpretations mentioned before did not have impact on these interim financial statements.

•	New accounting pronouncements

During the three months ended March 31, 2015, there were no new accounting pronouncements. The new and revised IFRSs that have been issued but are not yet mandatorily effective that are described in note 2.1 to the Company’s consolidated financial statements for the year ended December 31, 2014.

4.2 — Derivative financial instruments

The Company enters into foreign exchange forward contracts. Further details are disclosed in note 5.3.1. Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

4.3 — Investments

	March 31, 2015	December 31, 2014
Mutual funds(1)	18,159	12,526
LEBACs(2)	23,482	15,458
TOTAL	41,641	27,984

(1)	Held for trading investment.
(2)	As of March 31, 2015, LEBACs were classified as Held-to-maturity investments, as defined in note 5.1.1. As of December 31, 2014, LEBACs were classified as Available-for-sale investments.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 4 — ACCOUNTING POLICIES  – (continued)

A financial asset is classified as held for trading if:

1)	it is acquired principally for the purpose of sale in the near term;
2)	on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
3)	it is a derivative (except for a derivative that is a designated and effective hedging instrument).

Held for trading financial assets are measured at Fair Value through Profit or Loss (“FVTPL”).

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

4.4 — Gain on transactions with bonds — Proceeds received by Argentine subsidiaries through capital contributions

During the three months ended March 31, 2015 and 2014, the Argentine subsidiaries of the Company, through cash received from capital contributions, acquired Argentine sovereign bonds, including BODEN and Bonos Argentinos (“BONAR”), in the U.S. market denominated in U.S. dollars. These bonds trade both in the U.S. and Argentine markets. The Company considers the Argentine market to be the principal market for these bonds.

After receiving these bonds and after holding them for a certain period of time, the Argentine subsidiaries sell these bonds in the Argentine market. The fair value of these bonds in the Argentine market (in Argentine pesos) during the three-month periods ended March 31, 2015 and 2014 was higher than its quoted price in the U.S. market (in U.S. dollars) converted at the official exchange rate prevailing in Argentina, which is the rate used to convert these transactions in foreign currency into the Company’s functional currency; thus, generating a gain when remeasuring the fair value of the bonds in Argentine pesos into U.S. dollars at the official exchange rate prevailing in Argentina.

During the three months ended March 31, 2015 and 2014, the Company recorded a gain amounting to 3,984 and 2,606, respectively, due to the above-mentioned transactions that were disclosed under the caption “Gain on transactions with bonds” in the condensed interim consolidated statements of profit or loss and other comprehensive income.

NOTE 5 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company is exposed to a variety of risks: market risk, including the effects of changes in foreign currency exchange rates, and interest rates and liquidity risk.

These unaudited condensed interim financial statements do not include all financial risk management information and disclosures required in the annual audited financial statements; they should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2014. There have been no changes in the risk management department or in any risk management policies since December 31, 2014.

5.1 — Financial instruments that are not measured at fair value

The carrying amounts of financial assets and liabilities related to cash and bank balances, investments, trade receivables, other current and non-current receivables, trade payables, payroll and social security taxes payables, tax liabilities and other liabilities included in the condensed interim consolidated statement of

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 5 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY  – (continued)

financial position as of March 31, 2015 and December 31, 2014, approximate to their fair values. Held-to-maturity investments and other financial liabilities, including borrowings, are subsequently measured at amortised cost considering the effective interest rate method, which approximate to its fair value due to their short-term maturity.

5.1.1 — Held-to-maturity investments

During the period ended March 31, 2015, the Company acquired “Letras del Banco Central” (LEBAC) with SBS Sociedad de Bolsa S.A. for an amount of 23,090. LEBACs are short-term securities issued and tendered by the Argentine Central Bank, nominated in Argentine pesos, and can be purchased with cash through banks or stock brokering companies. LEBACs do not pay interest during the life of the instrument. Instead, LEBACs are bought at a discount from their face value, which is the amount the instrument will be worth at its settlement. When these instruments reach their maturity, the investor receives an amount equal to the face value of the instrument.

The purpose of this transaction is to ensure a fixed return in Argentine pesos which, in case of fluctuations in the foreign currency exchange rate, will cover possible decrease of assets’ value held in Argentine pesos due to the risk of exposure to fluctuations in foreign currency.

According to IAS 39, held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the entity has the positive intent and ability to hold to maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment losses. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the life of the financial instrument to the net carrying amount of the financial asset.

As a result of the nature of these instruments and the intention and ability of the Company to hold the LEBACs until maturity, they are held-to-maturity investments, but as of December 31, 2014, the Company classified the LEBACs as Available-for-sale investments, since classifying investments as held-to-maturity was not permitted under IAS 39.

5.2 — Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into a three-level fair value hierarchy as mandated by IFRS 13, as follows:

—	Level 1 fair value measurements are those derived from quoted market prices (unadjusted) in active markets for identical assets or liabilities.
—	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
—	Level 3 fair value measurements are those derived from unobservable inputs for the assets or liabilities.

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	18,159	—	18,159

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 5 — CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY  – (continued)

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets
Mutual funds	—	12,526	—	12,526
LEBACs	—	15,458	—	15,458

There were no transfers of financial assets between Level 1, Level 2 and Level 3 during the period. See note 5.1.1. with regards to the classification of LEBACs as of March 31, 2015.

The Company has applied the market approach technique in order to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities.

5.3 — Level 3

5.3.1 — Foreign exchange futures contracts

During the three months ended March 31, 2015, the Argentinian subsidiaries, Sistemas Globales S.A. and IAFH Global S.A., acquired foreign exchange futures contracts with SBS Sociedad de Bolsa S.A. (“SBS”) in U.S. dollars, with the purpose of hedging the possible decrease of assets’ value held in Argentine pesos due to the risk of exposure to fluctuations in foreign currency. The foreign exchange futures contracts were recognized, according to IAS 39, as financial assets at fair value through profit or loss. For the three months ended March 31, 2015, the Company recognized a loss of 751.

These futures contracts have daily settlements, in which the futures value changes daily. Sistemas Globales S.A. and IAFH Global S.A. recognize daily variations in SBS primary accounts, and the gains or losses generated by each daily position through profit or loss. Thus, at the closing of each day, according to the future price of the exchange rate U.S. Dollar — Argentine peso, the companies perceive a gain or loss for the difference. As future contracts have daily settlements, hence fair value as of March 31, 2015 and December 31, 2014 was zero.

Pursuant to these contracts, Sistemas Globales S.A. and IAFH Global S.A. are required to maintain collateral in an amount equal to a percentage of the notional amounts purchased until settlement of the contracts. As of March 31, 2015, Globant S.A. held a 10% of the value of that collateral in LEBACs in an SBS primary account. This ensures minimal funding, in case SBS has to transfer funds to “Mercado a Término de Rosario S.A” (ROFEX) if losses are generated by daily settlements. This amount must also remain restricted during the term of the contracts, and invested in mutual funds in order to generate a return. As of March 31, 2015, the collateral is recognized as restricted assets in the Company’s financial statements, for an amount of 1,502.

NOTE 6 — INCOME TAXES

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate calculated for the three months ended March 31, 2015 and 2014 was 25% and 32%, respectively. The higher effective tax rate for the Company during the three months ended March 31, 2014 is explained mainly by the depreciation of the Argentine peso by an average of 24% during that period, which has caused the profit before income tax of the

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 6 — INCOME TAXES  – (continued)

Argentine subsidiaries’ in local currency to include a taxable foreign exchange gain from the depreciation of Argentine pesos, driven by accounts receivable expressed in U.S. dollars, increasing the current income tax for the period by 256.

6.1 — Argentina’s Software Promotion Regime

From a taxable income perspective, the Argentine subsidiaries represent the Company’s most significant operations. Argentine companies are subject to a 35% corporate income tax rate. In January 2006, Huddle Group S.A. and, in May 2008, IAFH Global S.A. and Sistemas Globales S.A. were notified by the Argentine Government through the Ministry of Economy and Public Finance that they had been included within the promotional regime for the software industry established under Law No. 25,922 (the “Software Promotion Regime”).

The two principal benefits arising from Law No. 25,922 were:

a)	The reduction of 60% of the income tax calculated for each year. This benefit could be applied for fiscal years ending after the notification to such subsidiaries of their inclusion in the Software Promotion Regime.
b)	A tax credit of up to 70% of the social security taxes paid by such subsidiaries, under Argentine Law Nos. 19,032, 24,013 and 24,241. This credit can be used to cancel Argentine federal taxes originated from the software industry. The principal Argentine federal tax that could be cancelled with this credit was value-added-tax (“VAT”). Income tax was explicitly excluded from this benefit.

In 2011, the Argentine Congress passed Law No. 26,692, which maintains all benefits from Law No. 25,922 and includes additional benefits (subject to the issuance of implementing regulations). The principal characteristics of the Law No. 26,692 are the following:

a)	The new law extends fiscal benefits contemplated by the Software Promotion Regime until December 31, 2019, providing certainty regarding these tax credits for the Argentine software industry.
b)	The new law maintains the reduced income tax rate (14%, instead of the otherwise applicable income tax rate of 35%) and the tax credit equivalent of up to 70% of social security taxes, but only with respect to the portion of the business related to the promoted activities.
c)	Tax credits arising from the Software Promotion Regime can still be applied against VAT and other Argentine federal taxes. Additionally, the new law allows such tax credit to be applied to cancel income taxes, up to a percentage not greater that the ratio of the taxpayer’s export revenue to its total sales.

On September 16, 2013, the Argentine Government published Regulatory Decree No. 1315/2013, which governs the implementation of the Software Promotional Regime, established by Law No. 25,922, as amended by Law No. 26,692. Regulatory Decree No. 1315/2013, introduced the specific requirements needed to obtain the fiscal benefits contemplated under the Software Promotion Regime, as amended by Law No. 26,692. Those requirements include, among others, minimum annual revenue, minimum percentage of employees involved in the promoted activities, minimum aggregate amount spent in salaries paid to employees involved in the promoted activities, minimum research and development expenses and the filing of evidence of software-related services exports.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 6 — INCOME TAXES  – (continued)

Regulatory Decree No. 1315/2013 further provides that:

—	from September 17, 2014 through December 31, 2019, only those companies that are accepted for registration in the National Registry of Software Producers (Registro Nacional de Productores de Software y Servicios Informaticos) maintained by the Secretary of Industry (Secretaria de Industria del Ministerio de Industria) will be entitled to participate in the benefits of the Software Promotion Regime;
—	applications for registration in the National Registry of Software Producers must be made to the Secretary of Industry within 90 days after the publication in the Official Gazette (Boletín Oficial) of the relevant registration form (which period expired on July 8, 2014);
—	the 60% reduction in corporate income tax provided under the Software Promotion Regime shall only become effective as of the beginning of the fiscal year after the date on which the applicant is accepted for registration in the National Registry of Software Producers; and
—	upon the Secretary of Industry’s formal approval of an applicant’s registration in the National Registry of Software Producers, any promotional benefits previously granted to such person under Law No. 25,922 shall be extinguished.

In addition, Regulatory Decree No. 1315/2013 delegates authority to the Secretary of Industry and the Federal Administration of Public Revenue (Administración Federal de Ingresos Publicos, or “AFIP”) to adopt “complementary and clarifying” regulations in furtherance of the implementation of the Software Promotion Regime.

The Company’s Argentine subsidiaries submitted their applications for registration in the National Registry of Software Producers on June 25, 2014.

On March 11, 2014, AFIP issued General Resolution No. 3,597. This resolution provides that, as a further prerequisite to participation in the Software Promotion Regime, a company that exports software and related services must register in a newly established Special Registry of Exporters of Services (Registro Especial de Exportadores de Servicios). On March 14, May 21 and May 28, 2014, the Company’s Argentine subsidiaries, Huddle Group S.A., IAFH Global S.A. and Sistemas Globales S.A., respectively, applied and were accepted for registration in the Special Registry of Exporters of Services. In addition, General Resolution No. 3,597 states that any tax credits generated under Law No. 25,922 by a participant in the Software Promotion Regime will only be valid until September 17, 2014 or up to the date of the reaccreditation in the new regime.

As of March 31, 2014, based on its interpretation of Regulatory Decree No. 1315/2013, and considering the facts and circumstances available until the date of issuance of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014, management believed that any tax credits generated under Law No. 25,922 will only be valid until the effective date of registration in the National Registry of Software Producers and, consequently, due to the uncertainty regarding the actual date of registration in such registry, that there was a substantial doubt as to the recoverability of the tax credit generated by its Argentine subsidiaries under Law No. 25,922. Accordingly, as of March 31, 2014, the Company recorded a loss of 416 to reduce the carrying value of such tax credit to its estimated net realizable value.

On February 6, 2015, by means of Resolution No. 92/2015, the Secretary of Industry delegated in the Subsecretary of Industry the power to approve the registration in the National Registry of Software Producers by administrative act, aiming to expedite the reaccreditation process.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 6 — INCOME TAXES  – (continued)

On March 26, 2015 and April 17, 2015, the Secretary and Subsecretary of Industry issued rulings approving the registration in the National Registry of Software Producers of Sistemas Globales S.A. and IAFH Global S.A. and Huddle Group S.A., respectively. In each case, the ruling made the effective date of registration retroactive to September 18, 2014 and provided that the benefits enjoyed under the Software Promotion Law as originally enacted were not extinguished until the ruling goes into effect (which would have occurred upon its date of publication in the Argentine government’s official gazette).

During the three months ended March 31, 2015, the Company recorded a gain of 1,820 related to a partial reversal of the allowance for impairment of tax credits generated under the abovementioned up to the date of the reaccreditation of the Argentine subsidiary (Sistemas Globales S.A.) by the Secretary of Industry who stated in the respective resolutions that the tax benefits under the previous regime expired on the date of reaccreditation.

NOTE 7 — COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

7.1 — Cost of revenues

	Three months ended
	March 31, 2015	March 31, 2014
Salaries, employee benefits and social security taxes	(31,852)	(23,809)
Share-based compensation expense	(5)	(4)
Depreciation and amortization expense	(1,107)	(855)
Travel and housing	(1,171)	(1,338)
Office expenses	(369)	(173)
Professional services	(71)	(130)
Recruiting, training and other employee expenses	(35)	(33)
Taxes	(4)	(17)
TOTAL	(34,614)	(26,359)

7.2 — Selling, general and administrative expenses

	Three months ended
	March 31, 2015	March 31, 2014
Salaries, employee benefits and social security taxes	(6,032)	(4,856)
Share-based compensation expense	(9)	(4)
Rental expenses	(2,421)	(1,950)
Office expenses	(2,196)	(1,572)
Professional services	(1,433)	(1,349)
Travel and housing	(743)	(686)
Taxes	(1,091)	(1,098)
Depreciation and amortization expense	(1,195)	(938)
Promotional and marketing expenses	(304)	(289)
Charge to allowance for doubtful accounts, net	(33)	(199)
TOTAL	(15,457)	(12,941)

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 8 — FINANCE INCOME/EXPENSE

	Three months ended
	March 31, 2015	March 31, 2014
Finance income
Gain arising for held-for-trading investments	152	658
Gain arising for held-to-maturity investments	1,275	—
Foreign exchange gain	1,130	3,858
Subtotal	2,557	4,516
Finance expense
Interest expense on borrowings	(33)	(144)
Foreign exchange loss	(2,304)	(5,027)
Other interest	(269)	(184)
Other	(130)	(103)
Subtotal	(2,736)	(5,458)
TOTAL	(179)	(942)

NOTE 9 — INVESTMENT IN ASSOCIATES

Dynaflows investment

As from March 31, 2014, the Company has a 22.7% of participation in Dynaflows S.A. and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Dynaflows S.A. As a result of a change in participation, it is no longer appropriate to classify the investment as “Other financial assets” and has been reclassified to “Investment in associate”.

CHVG investment

The Company owns the 40% of total shares of CHVG S.A. (“CHVG”) and accounted for this investment at equity method.

Collokia investment

On October 27, 2014, the Company entered into an agreement with Collokia LLC, a Delaware limited liability company and dedicated to provide research web technology, and its shareholders, through which Collokia LLC agreed to increase its capital by issuing 35,000 preferred units, from which the Company acquired 20,000 at the price of $15 per share. As of March 31, 2105 and December 31, 2014, the Company has a 12.48% of participation in Collokia LLC and accounted for this investment at equity method considering that the Company has significant influence over the operating and governance decisions of Collokia LLC, as the participation in the board of director, the approval of budget and business plan, among other decisions.

Assets, Liabilities and results for all the above mentioned investments as of March 31, 2015 and for the three month period then ended were not significant individually nor in the aggregate.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 10 — PROPERTY AND EQUIPMENT

	As of
	March 31, 2015	December 31, 2014
Furniture and office supplies	2,827	2,727
Computer equipment and software	11,481	10,054
Office fixtures	14,519	14,126
Buildings	4,204	4,204
Work in progress	7,635	6,629
Subtotal	40,666	37,740
Less accumulated depreciation	(20,016)	(18,526)
Less foreign currency translation	(35)	(1)
TOTAL	20,615	19,213

Depreciation expense for the three months ended March 31, 2015 amounted to 1,490. The additions for the three months ended March 31, 2015 amounted to 2,926, principally related to acquisition of computer equipment and software for an amount of 1,427 and work in progress for an amount of 1,006.

NOTE 11 — INTANGIBLE ASSETS

	As of
	March 31, 2015	December 31, 2014
Licenses	8,584	7,895
Trademark and customer relations	5,076	5,076
Non-compete agreement	586	586
Subtotal	14,246	13,557
Less accumulated depreciation	(8,191)	(7,379)
Less foreign currency translation	(261)	(73)
TOTAL	5,794	6,105

Amortization expense for the three months ended March 31, 2015 amounted to 812. The additions for the three months ended March 31, 2015 amounted to 689.

NOTE 12 — CAPITAL AND RESERVES

12.1 — Issuance of common shares

During the period ended March 31, 2015, 305,347 common shares were issued after vested options arising from the 2012 share-based compensation plan were exercised by 13 employees. Options were exercised at an average price of 4.66 per share amounting to a total of 1,422.

12.2 — Reverse Share Split

On June 18, 2014, the extraordinary general meeting of shareholders of the Company conditionally approved (a) the reclassification of the existing 10 classes of shares of the Company into a single class of common shares all having the same economic and voting rights and (b) the amendment of the Company’s issued share capital of 34,794 to reflect 28,995,158 common shares having a nominal value of 1.20 per share, in each case, conditional upon and with effect solely from and after the approval at a subsequent extraordinary general meeting of shareholders of the Company of a change in the nominal value of the existing shares of the Company from 0.10 per share to 1.20 per share and, concurrently therewith, the effecting of a

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 12 — CAPITAL AND RESERVES  – (continued)

1-for-12 reverse share split so that the existing shares of the Company having a nominal value of 0.10 per share shall be exchanged against new common shares of the Company having a nominal value of 1.20 per share, such subsequent extraordinary general meeting to occur not later than the business day prior to the business day on which the U.S. Securities and Exchange Commission declares the Company’s registration statement on Form F-1 effective. On July 15, 2014, the extraordinary general meeting of shareholders of the Company approved the change in the nominal value of the existing shares of the Company from 0.10 per share to 1.20 per share, as a result of which the 1-for-12 reverse share split and other matters referred to in the previous sentence became legally effective under Luxembourg law. All issued and outstanding shares and options exercisable for shares have been retroactively adjusted to reflect this reclassification and reverse share split for all periods presented.

12.3 — Second public offering

On April 1, 2015, the Company successfully completed a secondary public offering. Registration statements relating to the offering became effective on March 26, 2015. On March 27, 2015, the underwriters of the previously announced secondary public offering of 3,473,382 common shares exercised in full their option to purchase an additional 521,008 common shares from certain of the selling shareholders to cover over-allotments as provided in the underwriting agreement among the Company, the selling shareholders and the underwriters. Including the additional shares, a total of 3,994,390 common shares were sold in the offering. The common shares were sold to the public at a price of $18.50 per share. The Company did not receive any proceeds from the sale of common shares by the selling shareholders.

As of April 1, 2015, 8,344,390 common shares of the Company’s share capital were registered with the SEC and listed on the New York Stock Exchange.

NOTE 13 — BORROWINGS

	As of
	March 31, 2015	December 31, 2014
Current	457	513
Non-current	630	772
TOTAL	1,087	1,285

Movements in borrowings were as follows:

	Three months ended
	March 31, 2015	March 31, 2014
Balance at the beginning of period	1,285	11,795
Proceeds of new borrowings	24	—
Payment of borrowings	(205)	(234)
Accrued interest	—	178
Foreign exchange	(17)	(551)
Balance at the end of the period	1,087	11,188

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 14 — SHARE-BASED COMPENSATION — EMPLOYEE BENEFITS

15.1 — Movements in share options during the period

The following reconciles the share options outstanding at the end of the three months ended March 31, 2015 and 2014:

	March 31, 2015		March 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at the beginning of year	1,724,614	5.92	1,497,466	4.56
Options granted during the period	—	—	10,920	13.20
Forfeited during the period	(3,750)	10.00	(73,967)	5.40
Exercised during the period	(305,347)	4.66	—	—
Balance at end of period	1,415,517	6.19	1,434,419	4.08

NOTE 15 — CONTINGENCIES

As of the date of issuance of these condensed interim consolidated financial statements, no significant changes have occurred with respect to the contingencies included in note 28 to the Company’s consolidated financial statements for the three years in the period ended December 31, 2014.

NOTE 16 — SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews financial information presented on an entity level basis for purposes of making operating decisions and assessing financial performance. Therefore, as of March 31, 2015, the Company has determined that it operates in a single operating and reportable segment.

The Company provides services related to application development, testing, infrastructure management and application maintenance.

The following table summarizes revenues by geography:

	Three months ended
	March 31, 2015	March 31, 2014
North America
United States of America	45,025	33,648
Canada	810	807
Subtotal North America	45,835	34,455
Europe
Spain	948	756
Ireland	551	180
United Kingdom	1,618	1,801
Others	49	330
Subtotal Europe	3,166	3,067

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 16 — SEGMENT INFORMATION  – (continued)

	Three months ended
	March 31, 2015	March 31, 2014
Latin America and others
Argentina	1,286	978
Brazil	491	746
Colombia	366	993
Uruguay	429	1,307
Chile	2,606	1,341
Others	333	238
Subtotal Latin America and others	5,511	5,603
TOTAL	54,512	43,125

The revenues by geography were determined based on the country where the sale took place. There are no revenues generated in the country of the Company’s domicile, Luxembourg, for any of the periods presented.

The following table summarizes non-current assets other than deferred taxes as stated in IFRS 8, paragraph 33.b, by jurisdiction:

	March 31, 2015	December 31, 2014
Argentina	22,113	21,932
Spain	1,468	1,509
United States of America	1,651	1,558
Brazil	2,733	3,057
Uruguay	1,186	1,351
Luxembourg	5,984	6,064
Colombia	2,385	2,460
Other countries	2,801	1,825
TOTAL	40,321	39,756

NOTE 17 — SEASONALITY OF OPERATIONS

Due to seasonal nature of the geographic segments, higher revenues and operating profits are usually expected in the second half of the year than in the first six months. In the financial year ended December 31, 2014, 46% of revenues accumulated in the first half of the year, with 54% accumulating in the second half.

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 18 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company provides software and consultancy services to certain WPP subsidiaries. Outstanding trade account balances as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015	December 31, 2014
Grey Global Group Inc.	83	83
Group M Worldwide Inc	173	125
Kantar Media	—	76
Kantar Operations	48	88
TNS	261	202
Young & Rubicam	56	53
Rockfish Interactive Corporation	—	7
J. Walter Thompson Company	49	—
JWT	121	71
Burson Marsteller	22	33
Mindshare	40	—
Frontier Communication	226	105
Fbiz Comunicação Ltda.	90	56
Kantar World Panel	8	—
Total	1,177	899

During the three months ended March 31, 2015 and 2014, the Company recognized revenues, as follows:

	Three months ended
	March 31, 2015	March 31, 2014
Burson Marsteller	69	9
Fbiz Comunicação Ltda.	182	33
Geometry Global	2	56
Grey Global Group Inc.	—	239
Group M Worldwide Inc	188	434
JWT	236	221
J. Walter Thompson Company	—	11
Kantar Media	—	84
Kantar Group	—	82
Kantar World Panel	—	462
Kantar Operations	75	56
Mindshare	62	62
Ogilvy & Mather Brasil Comunity	—	74
Rockfish Interactive Corporation	6	119
TNS	267	323
VML	—	31
Wunderman Cato Johnson S.A	—	7
Young & Rubicam	157	119
Total	1,244	2,422

GLOBANT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts are expressed in thousands of U.S. dollars, except where expressly indicated that amounts are stated in thousands of other currency)

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluated events occurring after March 31, 2015 in accordance to IAS 10, Events after the reporting period, through May 11, 2015, which is the date that these condensed interim consolidated financial statements, were made available for issuance.

19.1 — Business acquisition

As of the date of issuance of these condensed interim consolidated financial statements, the Company was evaluating the acquisition of a company located in India.

COMMON SHARES

         COMMON SHARES

PROSPECTUS

J.P. Morgan	Citigroup	Jefferies

William Blair	Cowen and Company

LOYAL3 Securities

  , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors and Officers

Our directors are not held personally liable for the indebtedness or other obligations of Globant S.A. As agents of Globant S.A., they are responsible for the performance of their duties. Subject to the exceptions and limitations set forth below and mandatory provisions of law, every person who is, or has been, a director or officer of Globant S.A. will be indemnified by Globant S.A. to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer and against amounts paid or incurred by him or her in the settlement thereof. The words “claim,” “action,” “suit” or “proceeding” refer to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

No indemnification, however, will be provided to any director or officer: (i) against any liability to Globant S.A. or its shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office; (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of Globant S.A.; or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by our board of directors.

The rights of indemnification described above are severable, do not affect any other rights to which any director or officer may otherwise be entitled, continue as to a person who has ceased to be such director or officer and inures to the benefit of the heirs, executors and administrators of such a person. Nothing contained in Globant S.A.’s Articles of Association affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law.

Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described above will be advanced by Globant S.A. prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, who must repay such amount if it is ultimately determined that he is not entitled to indemnification.

The registrant maintains an insurance policy that protects its directors and officers from liabilities incurred as a result of actions taken in their official capacity.

Item 7.  Recent Sales of Unregistered Securities

In the three years ended December 31, 2014, the registrant has offered and sold its equity securities in the following unregistered transactions:

•	private placements made to funds affiliated with Riverwood and FTV in 2011, as described in “Related Party Transactions — Private Placements”;
•	a private placement to Endeavor Global, Inc. in January 2012, as described in “Related Party Transactions — Private Placements”;
•	a private placement to WPP plc through its subsidiary, WPP Luxembourg Gamma Three S.à. r.l., in December 2012, as described in “Related Party Transactions — Private Placements”;
•	issuances of options to certain members of its senior management and other key employees pursuant to share option agreements dated June 30, 2012, as described in “Risk Factors — Risks Related to Our Business and Industry — We have incurred significant share-based compensation expense in the current fiscal year, and may in the future continue to incur equity-based compensation expense in 2012, which could adversely impact our profits or the trading price of our shares; and
•	a private placement to the sellers of Clarice, in the context of our acquisition of Clarice. Some of the sellers of Clarice’s shares agreed to use a portion of the purchase price to subscribe for our common shares, up to an aggregate amount of $2.7 million in three annual tranches, at a subscription price per share resulting from the volume weighted average trading price of our common shares during the 60-day period prior to each of the relevant annual payment dates, as quoted in the New York Stock Exchange. In connection with the first tranche, on May 14, 2015, the sellers of Clarice acquired an aggregate of 24,365 of our common shares for a total consideration of $500,000.

The registrant believes that these issuances did not require registration under the Securities Act, because these securities were offered and sold outside the United States in reliance upon Regulation S under the Securities Act or, alternatively, in a transactions exempt pursuant to Section 4(a)(2) of the Securities Act.

Item 8.  Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit	Description
1.1	Form of Underwriting Agreement
2.1	Stock Purchase and Subscription Agreement, dated December 27, 2012, by and among Paldwick, S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P., FTVentures IIIN L.P., and Endeavor Global, Inc., as Sellers, Globant S.A., and WPP Luxembourg Gamma Three S.à. r.l., as Buyer; incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.2	Joinder Agreement, dated December 27, 2012, by and between Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Endeavor Global, Inc., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III, L.P., FTVentures III-N L.P., WPP Luxembourg Gamma Three S.à. r.l. and Globant S.A.; incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.3	Price Reset Agreement, dated December 27, 2012, by and between Paldwick S.A., Endeavor Global, Inc., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III, L.P., FTVentures IIIN L.P., WPP Luxembourg Gamma Three S.à. r.l., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Carolina Pincirolli, Maria Victoria Albornoz, Silvana Laura Gaggiotti and Maria Alejandra Fasce; incorporated by reference to Exhibit 2.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
3.1	Amended Articles of Association
5.1	Form of opinion of Arendt & Medernach, Luxembourg as to the validity of the common shares
8.1	Form of opinion of Arendt & Medernach, Luxembourg as to Luxembourg tax matters
8.2	Form of opinion of DLA Piper LLP (US) as to U.S. tax matters
10.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.2	Loan and Security Agreement, dated May 6, 2011, as amended on May 6, 2013, by and between Bridge Bank, National Association and Globant, LLC; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.3	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.4	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)

Exhibit	Description
10.5	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.6	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.7	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Co. S.A.
23.2	Consent of Arendt & Medernach, Luxembourg (included in Exhibits 5.1 and 8.1)
23.3	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
24.1	Powers of Attorney (included on signature page)
(b)	Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina on the 26th day of June, 2015.

GLOBANT S.A.

By:	/s/ Alejandro Scannapieco Name: Alejandro Scannapieco Title: Chief Financial Officer

We, the undersigned directors and officers of Globant S.A., hereby severally constitute and appoint Martín Migoya, Martín Umaran and Alejandro Scannapieco and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated indicated on June 26, 2015.

Signature	Title
/s/ Martín Migoya	Martín Migoya Chairman of the Board and Chief Executive Officer (Principal executive officer)
/s/ Alejandro Scannapieco	Alejandro Scannapieco Chief Financial Officer (Principal financial officer)
/s/ Natalia Kanefsck	Natalia Kanefsck Chief Accounting Officer (Principal accounting officer)
/s/ Martín Gonzalo Umaran	Martín Gonzalo Umaran Director and Chief of Staff
/s/ Guibert Andrés Englebienne	Guibert Andrés Englebienne Director and Chief Technology Officer
/s/ Francisco Álvarez-Demalde	Francisco Álvarez-Demalde Director
/s/ Bradford Eric Bernstein	Bradford Eric Bernstein Director
/s/ Mario Eduardo Vázquez	Mario Eduardo Vázquez Director
/s/ Philip A. Odeen	Philip A. Odeen Director
/s/ Marcos Galperin	Marcos Galperin Director
/s/ Timothy Mott	Timothy Mott Director
/s/ David J. Moore	David J. Moore Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Globant S.A., has signed this Registration Statement in the City of San Francisco, State of California, on the 26th day of June, 2015.

/s/ Guillermo Bodnar

Name:  Guillermo Bodnar
Title:    Authorized Representative

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
2.1	Stock Purchase and Subscription Agreement, dated December 27, 2012, by and among Paldwick, S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III L.P., FTVentures IIIN L.P., and Endeavor Global, Inc., as Sellers, Globant S.A., and WPP Luxembourg Gamma Three S.à. r.l., as Buyer; incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.2	Joinder Agreement, dated December 27, 2012, by and between Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Endeavor Global, Inc., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III, L.P., FTVentures III-N L.P., WPP Luxembourg Gamma Three S.à.r.l. and Globant S.A.; incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
2.3	Price Reset Agreement, dated December 27, 2012, by and between Paldwick S.A., Endeavor Global, Inc., Riverwood Capital LLC, Riverwood Capital Partners (Parallel-B) L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P., FTVentures III, L.P., FTVentures IIIN L.P., WPP Luxembourg Gamma Three S.à.r.l., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Carolina Pincirolli, Maria Victoria Albornoz, Silvana Laura Gaggiotti and Maria Alejandra Fasce; incorporated by reference to Exhibit 2.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
3.1	Amended Articles of Association
5.1	Form of opinion of Arendt & Medernach, Luxembourg as to the validity of the common shares
8.1	Form of opinion of Arendt & Medernach, Luxembourg as to Luxembourg tax matters
8.2	Form of opinion of DLA Piper LLP (US) as to U.S. tax matters
10.1	Form of Registration Rights Agreement; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.2	Loan and Security Agreement, dated May 6, 2011, as amended on May 6, 2013, by and between Bridge Bank, National Association and Globant, LLC; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.3	Lease, dated May 31, 2010, by and between Laminar S.A. de Inversiones Inmobiliarias and Sistemas Globales S.A.; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.4	Globant S.A. 2014 Equity Incentive Plan; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.5	Form of Nonstatutory Stock Option Notice; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.6	Form of Nonstatutory Stock Option Notice — International; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
10.7	Equityholders Additional Agreement, dated May 7, 2012, by and among Paldwick S.A., Martín Migoya, Martín Gonzalo Umaran, Néstor Augusto Nocetti, Guibert Andrés Englebienne, Riverwood Capital LLC, RW Holdings S.à. r.l., ITO Holdings S.à. r.l., Endeavor Global, Inc. and IT Outsourcing S.L.; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-190841)
21.1	List of Subsidiaries

Exhibit Number	Description
23.1	Consent of Deloitte & Co. S.A.
23.2	Consent of Arendt & Medernach, Luxembourg (included in Exhibits 5.1 and 8.1)
23.3	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
24.1	Powers of Attorney (included on signature page)